# Dreyfus
# BASIC S&P 500
# Stock Index Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC S&P 500 Stock Index Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

### How did Dreyfus BASIC S&P 500 Stock Index Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced a total return of 9.55%.[1] The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced a 9.64% return for the same period.[2,3]

We attribute the market's performance to continued U.S. economic growth and strong corporate profits. These factors handily offset the negative influences of rising interest rates and volatile energy prices. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and other operating expenses that are not reflected by the S&P 500 Index.

### What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

However, it is important to note that the S&P 500 Index is not composed of the 500 largest companies; rather, it is designed to reflect the industries of the U.S. economy. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach; all investment decisions are made based on the composition of the S&P 500 Index. The fund does not attempt to manage market volatility.

### What other factors influenced the fund's performance?

When the reporting period began, many investors had become concerned that higher short-term interest rates and rising energy prices might erode consumer spending and reduce the rate of U.S. economic growth. However, higher fuel and borrowing costs have so far failed to dampen consumer confidence. Instead, business investment has accelerated, inflationary pressures have remained subdued and corporate earnings have risen, helping to support higher stock prices. What's more, many large-cap companies have benefited from significant overseas operations in the growing global economy.

Among the greatest contributors to the S&P 500 Index for the reporting period were banks and asset management firms within the financials sector. Banks were buoyed by a healthy economy and low default loan rates, while brokerage firms benefited from a higher volume of U.S. stock market trading, increased mergers-and-acquisitions activity and well-diversified international businesses.

Other positive contributors to the S&P 500 Index's performance included the producer goods area, which consists of a variety of metals and mining, industrial parts, chemicals, heavy machinery and defense companies. Stocks in these areas flourished as the global economy continued to expand and demand intensified for the raw materials and other industrial goods required to build the industrial infrastructures of a number of developing nations. Similarly, the S&P 500 Index received strong contributions from the energy sector, as increased demand from China, India and other emerging markets for a limited supply of crude oil and natural gas helped propel energy stock prices higher. Integrated energy producers and oil services providers fared especially well, followed by oil refiners and exploration and production companies. A wave of mergers-and-acquisitions activity also benefited several integrated energy producers.

On the other hand, some Internet companies in the information technology area produced generally disappointing results, largely due to increased competition and aggressive spending on the latest software,

services and products needed to attract customers to their websites. In the health care sector, HMOs also detracted from the S&P 500 Index's returns. While these stocks as a group have enjoyed favorable returns for some time now, they were hurt during the reporting period by enrollment delays related to the new Medicare prescription drug program. Finally, in the consumer cyclicals area, automobile manufacturers continued to suffer from "legacy costs," including high wages for labor, steep health care expenditures and generous pensions.

## What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index. Accordingly, the percentage of the fund's assets invested in each industry group closely approximated its representation in the S&P 500 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus BASIC S&P 500 Stock Index Fund, may help investors in their efforts to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 15, 2006

---

1   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

3   *"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    1.04 |
| Ending value (after expenses) | $1,095.50 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    1.00 |
| Ending value (after expenses) | $1,023.80 |

† *Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Common Stocks—97.0% | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical—7.9%** | | |
| Albertson's | 46,886 | 1,187,622 |
| Autonation | 18,600 a | 418,872 |
| AutoZone | 7,000 a | 655,270 |
| Bed Bath & Beyond | 35,700 a | 1,369,095 |
| Best Buy | 51,650 | 2,926,489 |
| Big Lots | 14,600 a,b | 210,970 |
| Brunswick | 12,050 | 472,601 |
| Circuit City Stores | 19,386 | 557,347 |
| Coach | 48,700 a | 1,608,074 |
| Cooper Tire & Rubber | 7,853 | 99,733 |
| Costco Wholesale | 60,200 | 3,276,686 |
| CVS | 103,936 | 3,088,978 |
| Darden Restaurants | 16,750 | 663,300 |
| Dillard's, Cl. A | 7,800 | 203,424 |
| Dollar General | 40,246 b | 702,695 |
| Eastman Kodak | 36,550 b | 985,388 |
| Family Dollar Stores | 19,700 | 492,500 |
| Federated Department Stores | 34,630 | 2,695,945 |
| Ford Motor | 237,011 b | 1,647,226 |
| Gap | 72,950 | 1,319,665 |
| General Motors | 71,850 b | 1,643,928 |
| Genuine Parts | 22,000 | 960,300 |
| Goodyear Tire & Rubber | 22,500 a,b | 315,000 |
| Harley-Davidson | 34,650 | 1,761,606 |
| Harman International Industries | 8,300 | 730,317 |
| Harrah's Entertainment | 23,394 | 1,909,886 |
| Hasbro | 22,675 | 446,924 |
| Hilton Hotels | 41,850 | 1,127,439 |
| Home Depot | 270,100 | 10,785,093 |
| International Game Technology | 42,900 | 1,627,197 |
| JC Penney | 29,550 | 1,934,343 |
| Johnson Controls | 24,656 | 2,010,697 |
| Jones Apparel Group | 14,500 | 498,075 |
| Kohl's | 43,800 a | 2,445,792 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Consumer Cyclical (continued)** | | |
| Kroger | 92,200 | 1,867,972 |
| Limited Brands | 44,300 | 1,135,852 |
| Liz Claiborne | 13,400 | 523,270 |
| Lowe's Cos. | 99,400 | 6,267,170 |
| Marriott International, Cl. A | 20,650 | 1,508,895 |
| Mattel | 49,450 | 800,101 |
| McDonald's | 159,800 | 5,524,286 |
| Navistar International | 7,800 a | 205,764 |
| Nike, Cl. B | 24,050 | 1,968,252 |
| Nordstrom | 27,800 | 1,065,574 |
| Office Depot | 37,550 a | 1,523,779 |
| OfficeMax | 9,014 | 348,842 |
| Paccar | 21,474 | 1,544,625 |
| RadioShack | 17,252 b | 293,284 |
| Safeway | 57,150 | 1,436,179 |
| Sears Holdings | 12,641 a | 1,816,385 |
| Southwest Airlines | 89,993 | 1,459,686 |
| Staples | 92,600 | 2,445,566 |
| Starbucks | 97,000 a | 3,615,190 |
| Starwood Hotels & Resorts | 27,450 | 1,575,081 |
| Supervalu | 17,300 b | 501,873 |
| Target | 111,750 | 5,933,925 |
| Tiffany & Co. | 18,100 | 631,509 |
| TJX Cos. | 58,550 | 1,412,811 |
| VF | 11,250 | 688,387 |
| Wal-Mart Stores | 317,600 | 14,301,528 |
| Walgreen | 128,700 | 5,396,391 |
| Wendy's International | 14,497 | 895,625 |
| Whirlpool | 9,881 b | 886,820 |
| Whole Foods Market | 17,700 b | 1,086,426 |
| Yum! Brands | 35,060 | 1,811,901 |
| | | **123,251,426** |
| **Consumer Staples—7.1%** | | |
| Alberto-Culver | 9,616 | 432,431 |
| Altria Group | 265,300 | 19,409,348 |
| Anheuser-Busch Cos. | 98,700 | 4,400,046 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Staples (continued)** | | |
| Archer-Daniels-Midland | 83,135 | 3,021,126 |
| Avon Products | 57,272 | 1,867,640 |
| Brown-Forman, Cl. B | 10,600 | 789,700 |
| Campbell Soup | 23,450 | 753,683 |
| Clorox | 19,050 | 1,222,629 |
| Coca-Cola | 261,900 | 10,989,324 |
| Coca-Cola Enterprises | 38,550 | 752,881 |
| Colgate-Palmolive | 65,500 | 3,872,360 |
| ConAgra Foods | 65,982 | 1,496,472 |
| Constellation Brands, Cl. A | 25,100 [a] | 619,970 |
| Dean Foods | 17,300 [a] | 685,253 |
| Estee Lauder Cos., Cl. A | 15,100 | 560,512 |
| Fortune Brands | 18,621 | 1,495,266 |
| General Mills | 45,300 | 2,235,102 |
| Hershey | 22,800 | 1,216,152 |
| HJ Heinz | 42,550 | 1,766,250 |
| Kellogg | 31,950 | 1,479,604 |
| Kimberly-Clark | 58,600 | 3,429,858 |
| McCormick & Co. | 16,900 | 588,627 |
| Molson Coors Brewing, Cl. B | 7,265 [b] | 536,593 |
| Newell Rubbermaid | 34,878 [b] | 956,355 |
| Pactiv | 18,250 [a] | 444,205 |
| Pepsi Bottling Group | 17,200 | 552,120 |
| PepsiCo | 210,620 | 12,266,509 |
| Procter & Gamble | 418,177 | 24,342,083 |
| Reynolds American | 10,850 [b] | 1,189,702 |
| Sara Lee | 96,600 | 1,726,242 |
| Sysco | 78,708 | 2,352,582 |
| Tyson Foods, Cl. A | 32,000 | 467,200 |
| UST | 20,800 [b] | 913,744 |
| WM Wrigley, Jr. | 28,188 | 1,326,786 |
| | | **110,158,355** |
| **Energy—9.9%** | | |
| Amerada Hess | 10,150 | 1,454,190 |
| Anadarko Petroleum | 29,275 | 3,068,605 |
| Apache | 42,026 | 2,985,527 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy (continued)** | | |
| Baker Hughes | 43,470 | 3,513,680 |
| BJ Services | 41,200 | 1,567,660 |
| Centerpoint Energy | 39,444 [b] | 474,117 |
| Chesapeake Energy | 47,500 | 1,504,800 |
| Chevron | 283,064 | 17,272,565 |
| ConocoPhillips | 209,981 | 14,047,729 |
| Devon Energy | 56,200 | 3,378,182 |
| El Paso | 83,836 | 1,082,323 |
| EOG Resources | 30,800 | 2,163,084 |
| Exxon Mobil | 776,356 | 48,972,536 |
| Halliburton | 65,600 | 5,126,640 |
| Hugoton Royalty Trust | 2,751 | 76,079 |
| Kerr-McGee | 14,739 | 1,471,837 |
| KeySpan | 22,200 | 896,436 |
| Kinder Morgan | 13,400 | 1,179,468 |
| Marathon Oil | 46,585 | 3,696,986 |
| Murphy Oil | 21,000 | 1,053,780 |
| Nabors Industries | 40,200 [a] | 1,500,666 |
| National Oilwell Varco | 22,200 [a] | 1,531,134 |
| Nicor | 5,650 [b] | 223,796 |
| NiSource | 34,650 [b] | 731,461 |
| Noble | 17,450 | 1,377,503 |
| Occidental Petroleum | 54,800 | 5,630,152 |
| Peoples Energy | 4,920 [b] | 178,744 |
| Rowan Cos. | 13,860 | 614,414 |
| Schlumberger | 150,200 | 10,384,828 |
| Sempra Energy | 32,842 | 1,511,389 |
| Sunoco | 16,936 | 1,372,493 |
| Transocean | 41,450 [a] | 3,360,351 |
| Valero Energy | 79,100 | 5,120,934 |
| Weatherford International | 44,300 [a] | 2,344,799 |
| Williams Cos. | 75,600 | 1,657,908 |
| XTO Energy | 46,166 | 1,955,130 |
| | | **154,481,926** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care−11.7%** | | |
| Abbott Laboratories | 195,650 | 8,362,081 |
| Aetna | 72,108 | 2,776,158 |
| Allergan | 19,250 | 1,977,360 |
| AmerisourceBergen | 26,600 | 1,147,790 |
| Amgen | 148,566 a | 10,057,918 |
| Applera−Applied Biosystems Group | 23,300 | 671,972 |
| Barr Pharmaceuticals | 13,400 a | 811,370 |
| Bausch & Lomb | 6,914 b | 338,440 |
| Baxter International | 82,400 | 3,106,480 |
| Becton, Dickinson & Co. | 31,400 | 1,979,456 |
| Biogen Idec | 43,740 a | 1,961,739 |
| Biomet | 31,475 b | 1,170,241 |
| Boston Scientific | 147,604 a | 3,430,310 |
| Bristol-Myers Squibb | 249,100 | 6,322,158 |
| Cardinal Health | 53,650 | 3,613,327 |
| Caremark Rx | 57,000 | 2,596,350 |
| Cigna | 15,400 | 1,647,800 |
| Coventry Health Care | 20,400 a | 1,013,268 |
| CR Bard | 13,200 | 982,872 |
| Eli Lilly & Co. | 143,650 | 7,601,958 |
| Express Scripts | 18,600 a | 1,453,404 |
| Fisher Scientific International | 15,700 a | 1,107,635 |
| Forest Laboratories | 41,400 a | 1,671,732 |
| Genzyme | 33,050 a | 2,021,338 |
| Gilead Sciences | 58,800 a | 3,381,000 |
| HCA | 51,850 b | 2,275,696 |
| Health Management Associates, Cl. A | 30,550 | 632,690 |
| Hospira | 20,445 a | 788,155 |
| Humana | 20,750 a | 937,485 |
| Johnson & Johnson | 378,396 | 22,177,790 |
| King Pharmaceuticals | 30,750 a | 534,743 |
| Laboratory Corp. of America Holdings | 15,900 a | 907,890 |
| Manor Care | 10,050 | 440,692 |
| McKesson | 38,904 | 1,890,345 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Medco Health Solutions | 38,669 a | 2,058,351 |
| Medimmune | 32,450 a | 1,021,201 |
| Medtronic | 153,500 | 7,693,420 |
| Merck & Co. | 278,050 | 9,570,481 |
| Millipore | 6,650 a | 490,637 |
| Mylan Laboratories | 27,800 | 607,152 |
| Patterson Cos. | 17,600 a,b | 573,408 |
| PerkinElmer | 16,582 | 355,518 |
| Pfizer | 935,440 | 23,694,695 |
| Quest Diagnostics | 20,700 | 1,153,611 |
| Schering-Plough | 188,100 | 3,634,092 |
| St. Jude Medical | 46,600 a | 1,839,768 |
| Stryker | 37,100 | 1,623,125 |
| Tenet Healthcare | 59,750 a | 497,120 |
| Thermo Electron | 20,600 a | 793,924 |
| UnitedHealth Group | 172,400 | 8,575,176 |
| Waters | 13,400 a | 607,288 |
| Watson Pharmaceuticals | 12,950 a | 368,298 |
| WellPoint | 83,900 a | 5,956,900 |
| Wyeth | 170,850 | 8,315,269 |
| Zimmer Holdings | 31,520 a | 1,982,608 |
| | | **183,201,685** |
| **Interest Sensitive−24.0%** | | |
| ACE | 41,000 | 2,277,140 |
| Aflac | 63,300 | 3,009,282 |
| Allstate | 81,950 | 4,629,355 |
| AMBAC Financial Group | 13,400 | 1,103,624 |
| American Express | 157,300 | 8,464,313 |
| American International Group | 329,996 | 21,532,239 |
| Ameriprise Financial | 31,880 | 1,563,395 |
| AmSouth Bancorp | 43,950 | 1,271,913 |
| AON | 40,950 | 1,716,214 |
| Apartment Investment & Management, Cl. A | 12,300 | 549,687 |
| Archstone-Smith Trust | 27,100 | 1,324,648 |
| Bank of America | 590,484 | 29,476,961 |
| Bank of New York | 98,028 | 3,445,684 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| BB & T | 68,100 [b] | 2,924,214 |
| Bear Stearns Cos. | 15,198 | 2,165,867 |
| Boston Properties | 11,400 | 1,006,278 |
| Capital One Financial | 38,300 | 3,318,312 |
| Charles Schwab | 131,150 | 2,347,585 |
| Chubb | 50,800 | 2,618,232 |
| Cincinnati Financial | 22,137 | 943,922 |
| CIT Group | 25,400 | 1,371,854 |
| Citigroup | 634,526 | 31,694,574 |
| Comerica | 20,700 | 1,177,209 |
| Compass Bancshares | 15,700 | 862,872 |
| Countrywide Financial | 76,698 | 3,118,541 |
| E*Trade Financial | 53,100 [a] | 1,321,128 |
| Equity Office Properties Trust | 47,200 [b] | 1,524,560 |
| Equity Residential | 36,950 [b] | 1,657,946 |
| Fannie Mae | 123,050 | 6,226,330 |
| Federated Investors, Cl. B | 10,750 | 377,325 |
| Fifth Third Bancorp | 70,591 [b] | 2,853,288 |
| First Horizon National | 16,000 [b] | 678,720 |
| Franklin Resources | 19,400 | 1,806,528 |
| Freddie Mac | 87,850 | 5,364,121 |
| General Electric | 1,325,150 | 45,836,938 |
| Genworth Financial, Cl. A | 47,900 | 1,590,280 |
| Golden West Financial | 32,600 | 2,342,962 |
| Goldman Sachs Group | 55,450 | 8,888,080 |
| H & R Block | 41,700 [b] | 952,011 |
| Hartford Financial Services Group | 38,500 | 3,539,305 |
| Huntington Bancshares/OH | 31,576 | 762,560 |
| Janus Capital Group | 27,300 | 531,258 |
| JPMorgan Chase & Co. | 443,148 | 20,110,056 |
| Keycorp | 51,550 | 1,970,241 |
| Kimco Realty | 27,100 | 1,006,223 |
| Legg Mason | 15,700 | 1,860,136 |
| Lehman Brothers Holdings | 34,350 | 5,192,002 |
| Lincoln National | 36,250 | 2,105,400 |
| Loews | 17,300 | 1,836,395 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| M&T Bank | 10,100 | 1,205,940 |
| Marsh & McLennan Cos. | 69,500 | 2,131,565 |
| Marshall & Ilsley | 28,150 | 1,287,018 |
| MBIA | 17,000 [b] | 1,013,710 |
| Mellon Financial | 52,700 | 1,983,101 |
| Merrill Lynch & Co. | 116,750 | 8,903,355 |
| MetLife | 96,400 [b] | 5,022,440 |
| MGIC Investment | 11,150 | 788,305 |
| Morgan Stanley | 136,560 | 8,780,808 |
| National City | 69,600 | 2,568,240 |
| North Fork Bancorporation | 60,425 | 1,820,605 |
| Northern Trust | 23,550 | 1,386,859 |
| Plum Creek Timber | 23,400 | 849,420 |
| PNC Financial Services Group | 37,150 | 2,655,110 |
| Principal Financial Group | 35,550 | 1,824,070 |
| Progressive | 25,000 | 2,713,250 |
| Prologis | 31,000 | 1,556,820 |
| Prudential Financial | 62,950 | 4,918,283 |
| Public Storage | 10,500 [b] | 807,240 |
| Regions Financial | 57,986 | 2,117,069 |
| Safeco | 15,700 | 814,830 |
| Simon Property Group | 23,250 [b] | 1,903,710 |
| SLM | 53,050 | 2,805,284 |
| Sovereign Bancorp | 45,400 [b] | 1,006,518 |
| St. Paul Travelers Cos. | 88,427 | 3,893,441 |
| State Street | 42,300 | 2,763,036 |
| SunTrust Banks | 47,100 | 3,642,243 |
| Synovus Financial | 39,800 | 1,114,400 |
| T Rowe Price Group | 16,750 | 1,410,182 |
| Torchmark | 13,216 | 794,414 |
| UnumProvident | 37,972 [b] | 771,211 |
| US Bancorp | 228,957 | 7,198,408 |
| Vornado Realty Trust | 15,100 | 1,444,164 |
| Wachovia | 206,290 | 12,346,456 |
| Washington Mutual | 126,044 [b] | 5,679,543 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| Wells Fargo & Co. | 213,080 | 14,636,465 |
| XL Capital, Cl. A | 22,200 | 1,462,758 |
| Zions Bancorporation | 13,250 [b] | 1,100,147 |
| | | **373,368,126** |
| **Producer Goods—10.8%** | | |
| 3M | 96,000 | 8,201,280 |
| Air Products & Chemicals | 28,350 | 1,942,542 |
| Alcoa | 110,838 | 3,744,108 |
| Allegheny Technologies | 11,033 | 765,028 |
| American Power Conversion | 21,850 | 485,944 |
| American Standard Cos. | 22,650 [b] | 985,955 |
| Ashland | 9,100 | 598,962 |
| Avery Dennison | 14,092 | 880,750 |
| Ball | 13,300 | 531,734 |
| Bemis | 13,400 | 421,564 |
| Black & Decker | 9,850 | 922,059 |
| Boeing | 101,744 | 8,490,537 |
| Burlington Northern Santa Fe | 47,417 | 3,771,074 |
| Caterpillar | 85,300 | 6,460,622 |
| Centex | 15,628 | 868,917 |
| Cooper Industries, Cl. A | 11,700 | 1,069,965 |
| CSX | 27,850 | 1,907,447 |
| Cummins | 5,947 | 621,462 |
| Deere & Co. | 30,100 [b] | 2,642,178 |
| Dover | 25,800 | 1,283,550 |
| Dow Chemical | 123,013 | 4,995,558 |
| DR Horton | 34,600 | 1,038,692 |
| Eastman Chemical | 10,426 | 566,653 |
| Eaton | 18,942 | 1,451,904 |
| Ecolab | 23,150 | 875,070 |
| El Du Pont de Nemours & Co. | 116,994 | 5,159,435 |
| Emerson Electric | 52,300 | 4,442,885 |
| Engelhard | 15,700 | 603,037 |
| FedEx | 38,592 | 4,443,097 |
| Fluor | 11,039 | 1,025,633 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods (continued)** | | |
| Freeport-McMoRan Copper & Gold, Cl. B | 23,400 | 1,511,172 |
| General Dynamics | 50,900 | 3,340,058 |
| Goodrich | 15,700 | 698,650 |
| Hercules | 14,450 [a] | 205,335 |
| Honeywell International | 105,600 | 4,488,000 |
| Illinois Tool Works | 26,050 | 2,675,335 |
| Ingersoll-Rand, Cl. A | 41,600 | 1,820,000 |
| International Flavors & Fragrances | 10,000 | 353,300 |
| International Paper | 62,638 | 2,276,891 |
| ITT Industries | 23,500 | 1,321,405 |
| KB Home | 9,800 [b] | 603,386 |
| L-3 Communications Holdings | 15,400 | 1,258,180 |
| Leggett & Platt | 23,200 | 615,496 |
| Lennar, Cl. A | 17,400 | 955,782 |
| Lockheed Martin | 45,550 | 3,457,245 |
| Louisiana-Pacific | 13,500 | 372,330 |
| Masco | 52,918 | 1,688,084 |
| MeadWestvaco | 23,046 | 657,041 |
| Molex | 18,125 | 672,800 |
| Monsanto | 34,288 | 2,859,619 |
| Newmont Mining | 56,824 | 3,316,249 |
| Norfolk Southern | 52,400 | 2,829,600 |
| Northrop Grumman | 44,612 | 2,984,543 |
| Nucor | 19,800 | 2,154,636 |
| Pall | 15,953 [b] | 481,462 |
| Parker Hannifin | 15,190 | 1,231,150 |
| Phelps Dodge | 25,850 | 2,228,012 |
| PPG Industries | 21,021 [b] | 1,410,930 |
| Praxair | 41,000 | 2,301,330 |
| Pulte Homes | 27,192 | 1,015,621 |
| Raytheon | 56,700 | 2,510,109 |
| Rockwell Automation | 22,500 | 1,630,350 |
| Rockwell Collins | 21,900 | 1,252,680 |
| Rohm & Haas | 18,355 | 928,763 |
| Sealed Air | 10,381 | 559,017 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods (continued)** | | |
| Sherwin-Williams | 14,200 | 723,348 |
| Sigma-Aldrich | 8,500 | 583,185 |
| Snap-On | 7,450 [b] | 309,175 |
| Stanley Works | 9,177 | 479,498 |
| Temple-Inland | 14,200 | 659,448 |
| Textron | 16,850 | 1,515,658 |
| Tyco International | 256,182 | 6,750,396 |
| Union Pacific | 33,650 | 3,069,217 |
| United Parcel Service, Cl. B | 138,850 | 11,256,570 |
| United States Steel | 13,850 [b] | 948,725 |
| United Technologies | 129,056 | 8,106,007 |
| Vulcan Materials | 12,750 | 1,083,240 |
| Weyerhaeuser | 30,900 | 2,177,523 |
| WW Grainger | 9,700 | 746,124 |
| | | **168,270,317** |
| **Services−6.0%** | | |
| Affiliated Computer Services, Cl. A | 14,900 [a] | 830,824 |
| Allied Waste Industries | 30,800 [a] | 436,128 |
| Alltel | 49,350 | 3,176,660 |
| Apollo Group, Cl. A | 17,900 [a] | 978,056 |
| Automatic Data Processing | 73,650 | 3,246,492 |
| Carnival | 55,200 | 2,584,464 |
| CBS, Cl. B | 98,200 | 2,501,154 |
| Cendant | 128,186 | 2,234,282 |
| Cintas | 17,500 | 734,650 |
| Clear Channel Communications | 65,750 | 1,875,848 |
| Comcast, Cl. A | 271,896 [a] | 8,415,181 |
| Computer Sciences | 23,750 [a] | 1,390,563 |
| Convergys | 17,750 [a] | 345,593 |
| Dow Jones & Co. | 7,550 [b] | 279,124 |
| Electronic Data Systems | 65,450 | 1,772,386 |
| Equifax | 16,450 | 633,983 |
| EW Scripps, Cl. A | 10,800 | 497,664 |
| First Data | 97,572 | 4,653,209 |
| Fiserv | 23,450 [a] | 1,057,126 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Services (continued)** | | |
| Gannett | 30,250 | 1,663,750 |
| IMS Health | 25,300 b | 687,654 |
| Interpublic Group of Cos. | 54,700 a,b | 524,026 |
| Knight-Ridder | 8,550 b | 530,100 |
| McGraw-Hill Cos. | 46,700 | 2,599,322 |
| Meredith | 5,360 | 265,856 |
| Monster Worldwide | 16,050 a | 921,270 |
| Moody's | 30,900 | 1,916,109 |
| New York Times, Cl. A | 18,486 b | 458,268 |
| News, Cl. A | 305,200 | 5,237,232 |
| Omnicom Group | 22,750 | 2,047,728 |
| Paychex | 42,475 | 1,715,565 |
| Robert Half International | 21,850 | 923,600 |
| RR Donnelley & Sons | 27,600 | 929,844 |
| Ryder System | 7,750 | 404,163 |
| Sabre Holdings, Cl. A | 16,726 | 386,203 |
| Sprint Nextel | 377,203 | 9,354,634 |
| Time Warner | 572,800 | 9,966,720 |
| Tribune | 33,241 | 958,338 |
| Unisys | 43,500 a | 271,440 |
| Univision Communications, Cl. A | 28,450 a,b | 1,015,381 |
| Viacom, Cl. B | 98,200 a | 3,911,306 |
| Walt Disney | 244,800 | 6,844,608 |
| Waste Management | 70,242 | 2,631,265 |
| | | **93,807,769** |
| **Technology−14.5%** | | |
| ADC Telecommunications | 14,850 a,b | 332,492 |
| Adobe Systems | 76,300 | 2,990,960 |
| Advanced Micro Devices | 61,100 a | 1,976,585 |
| Agilent Technologies | 54,508 a | 2,094,197 |
| Altera | 45,700 a | 998,088 |
| Amazon.Com | 39,200 a | 1,380,232 |
| Analog Devices | 46,500 | 1,763,280 |
| Andrew | 20,400 a,b | 215,832 |
| Apple Computer | 108,300 a | 7,623,237 |
| Applied Materials | 201,750 | 3,621,413 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| Applied Micro Circuits | 37,700 a | 138,359 |
| Autodesk | 29,300 a,b | 1,231,772 |
| Avaya | 53,068 a | 636,816 |
| BMC Software | 27,050 a,b | 582,657 |
| Broadcom, Cl. A | 55,975 a | 2,301,132 |
| CA | 58,049 | 1,472,123 |
| Ciena | 74,000 a,b | 302,660 |
| Cisco Systems | 781,950 a | 16,381,853 |
| Citrix Systems | 22,650 a | 904,188 |
| Compuware | 48,650 a | 373,632 |
| Comverse Technology | 25,650 a | 580,973 |
| Corning | 196,500 a | 5,429,295 |
| Danaher | 30,200 | 1,936,122 |
| Dell | 299,200 a | 7,839,040 |
| eBay | 146,600 a | 5,044,506 |
| Electronic Arts | 38,600 a | 2,192,480 |
| EMC/Massachusetts | 302,200 a | 4,082,722 |
| Freescale Semiconductor, Cl. B | 52,213 a | 1,653,586 |
| Gateway | 33,900 a | 74,580 |
| Google, Cl. A | 25,800 a | 10,782,852 |
| Hewlett-Packard | 359,565 | 11,675,076 |
| Intel | 747,900 | 14,943,042 |
| International Business Machines | 199,300 | 16,410,362 |
| Intuit | 22,450 a | 1,216,117 |
| Jabil Circuit | 22,200 a | 865,578 |
| JDS Uniphase | 213,100 a,b | 743,719 |
| KLA-Tencor | 25,400 | 1,223,264 |
| Lexmark International, Cl. A | 13,800 a | 672,060 |
| Linear Technology | 38,900 b | 1,380,950 |
| LSI Logic | 49,832 a | 530,711 |
| Lucent Technologies | 568,171 a,b | 1,585,197 |
| Maxim Integrated Products | 40,750 | 1,436,845 |
| Micron Technology | 85,450 a,b | 1,450,087 |
| Microsoft | 1,129,750 | 27,283,463 |
| Motorola | 317,806 | 6,785,158 |
| National Semiconductor | 42,900 | 1,286,142 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| NCR | 23,100 a | 910,140 |
| Network Appliance | 47,550 a | 1,762,679 |
| Novell | 49,500 a | 406,890 |
| Novellus Systems | 16,950 a,b | 418,665 |
| Nvidia | 43,600 a | 1,273,992 |
| Oracle | 479,050 a | 6,989,340 |
| Parametric Technology | 14,240 a | 212,746 |
| Pitney Bowes | 28,856 | 1,207,624 |
| PMC-Sierra | 23,750 a | 295,213 |
| QLogic | 20,500 a | 426,605 |
| Qualcomm | 210,600 | 10,812,204 |
| SanDisk | 23,400 a | 1,493,622 |
| Sanmina-SCI | 68,150 a | 353,699 |
| Solectron | 116,250 a | 465,000 |
| Sun Microsystems | 440,000 a,b | 2,200,000 |
| Symantec | 132,666 a | 2,173,069 |
| Symbol Technologies | 32,154 | 342,440 |
| Tektronix | 10,368 | 366,198 |
| Tellabs | 57,250 a | 907,413 |
| Teradyne | 25,150 a | 424,029 |
| Texas Instruments | 203,500 | 7,063,485 |
| VeriSign | 31,100 a | 731,472 |
| Xerox | 118,398 a | 1,662,308 |
| Xilinx | 43,800 | 1,211,946 |
| Yahoo! | 160,400 a | 5,257,912 |
| | | **225,794,126** |
| **Utilities−5.1%** | | |
| AES | 83,400 a | 1,415,298 |
| Allegheny Energy | 20,700 a | 737,541 |
| Ameren | 26,050 | 1,312,139 |
| American Electric Power | 50,090 | 1,676,011 |
| AT & T | 493,244 | 12,927,925 |
| BellSouth | 228,600 | 7,722,108 |
| CenturyTel | 14,700 | 554,190 |
| Citizens Communications | 41,800 b | 555,104 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities (continued)** | | |
| CMS Energy | 28,050 a | 373,626 |
| Consolidated Edison | 31,200 b | 1,345,344 |
| Constellation Energy Group | 22,650 | 1,243,938 |
| Dominion Resources/VA | 44,134 | 3,304,313 |
| DTE Energy | 22,600 b | 921,628 |
| Duke Energy | 157,880 b | 4,597,466 |
| Dynegy, Cl. A | 38,550 a,b | 191,594 |
| Edison International | 41,400 | 1,672,974 |
| Entergy | 26,450 | 1,849,913 |
| Exelon | 84,874 | 4,583,196 |
| FirstEnergy | 41,931 | 2,126,321 |
| FPL Group | 51,300 b | 2,031,480 |
| PG & E | 43,900 | 1,748,976 |
| Pinnacle West Capital | 12,600 | 505,260 |
| PPL | 48,300 | 1,402,632 |
| Progress Energy | 32,024 | 1,370,627 |
| Public Service Enterprise Group | 31,850 | 1,996,995 |
| Qwest Communications International | 197,174 a | 1,323,038 |
| Southern | 94,250 | 3,037,678 |
| TECO Energy | 26,500 | 423,470 |
| TXU | 58,840 | 2,920,229 |
| Verizon Communications | 372,092 | 12,290,199 |
| Xcel Energy | 51,380 b | 967,999 |
| | | 79,129,212 |
| **Total Common Stocks** | | |
| (cost $1,078,912,940) | | **1,511,462,942** |

| Short-Term Investments−.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** | | |
| 4.48%, 6/15/06 | 200,000 c | 198,870 |
| 4.53%, 5/11/06 | 300,000 c | 299,634 |
| 4.53%, 6/8/06 | 200,000 c | 199,050 |
| 4.57%, 7/20/06 | 2,050,000 c | 2,029,172 |
| **Total Short-Term Investments** | | |
| (cost $2,726,728) | | **2,726,726** |

| Other Investment—2.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $41,447,000) | 41,447,000 d | **41,447,000** |
| **Investment of Cash Collateral for Securities Loaned—3.0%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $47,436,427) | 47,436,427 d | **47,436,427** |
| **Total Investments** (cost $1,170,523,095) | **102.9%** | **1,603,073,095** |
| **Liabilities, Less Cash and Receivables** | **(2.9%)** | **(45,563,382)** |
| **Net Assets** | **100.0%** | **1,557,509,713** |

a   *Non-income producing security.*

b   *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $47,441,553 and the total market value of the collateral held by the fund is $49,158,362, consisting of cash collateral of $47,436,427 and U.S. Government and agency securities valued at $1,721,935.*

c   *Partially held by a broker as collateral for open financial futures positions.*

d   *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Interest Sensitive | 24.0 | Services | 6.0 |
| Technology | 14.5 | Short-Term/Money | |
| Health Care | 11.7 |    Market Investments | 5.9 |
| Producer Goods | 10.8 | Utilities | 5.1 |
| Energy | 9.9 | Financial Futures | .0 |
| Consumer Cyclical | 7.9 | | |
| Consumer Staples | 7.1 | | **102.9** |

†   *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2006 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation at 4/30/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Standard & Poor's 500 | 141 | 46,385,475 | June 2006 | **531,250** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $47,441,553)–Note 1(b): | | |
|   Unaffiliated issuers | 1,081,639,668 | 1,514,189,668 |
|   Affiliated issuers | 88,883,427 | 88,883,427 |
| Cash | | 539,230 |
| Dividends and interest receivable | | 1,977,801 |
| Receivable for shares of Capital Stock subscribed | | 261,975 |
| Receivable for futures variation margin–Note 4 | | 26,735 |
| | | **1,605,878,836** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(a) | | 253,430 |
| Liability for securities loaned–Note 1(b) | | 47,436,427 |
| Payable for shares of Capital Stock redeemed | | 679,266 |
| | | **48,369,123** |
| **Net Assets ($)** | | **1,557,509,713** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,298,657,704 |
| Accumulated undistributed investment income–net | | 7,876,726 |
| Accumulated net realized gain (loss) on investments | | (182,105,967) |
| Accumulated net unrealized appreciation (depreciation) on investments (including $531,250 net unrealized appreciation on financial futures) | | 433,081,250 |
| **Net Assets ($)** | | **1,557,509,713** |
| **Shares Outstanding** | | |
| (150 million shares of $.001 par value Capital Stock authorized) | | 56,959,191 |
| **Net Asset Value**, offering and redemption price per share ($) | | **27.34** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 14,487,449 |
| Affiliated issuers | 168,593 |
| Interest | 366,475 |
| Income from securities lending | 52,034 |
| **Total Income** | **15,074,551** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,486,026 |
| Loan commitment fees–Note 2 | 8,806 |
| **Total Expenses** | **1,494,832** |
| **Investment Income–Net** | **13,579,719** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 33,245,822 |
| Net realized gain (loss) on financial futures | 1,383,710 |
| **Net Realized Gain (Loss)** | **34,629,532** |
| Net unrealized appreciation (depreciation) on investments (including $728,425 net unrealized appreciation on financial futures) | 85,250,482 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **119,880,014** |
| **Net Increase in Net Assets Resulting from Operations** | **133,459,733** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 13,579,719 | 27,152,023 |
| Net realized gain (loss) on investments | 34,629,532 | 9,031,914 |
| Net unrealized appreciation (depreciation) on investments | 85,250,482 | 77,444,615 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **133,459,733** | **113,628,552** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(12,953,103)** | **(27,305,892)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 137,978,568 | 319,943,756 |
| Dividends reinvested | 11,121,348 | 23,983,750 |
| Cost of shares redeemed | (145,499,793) | (335,170,264) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **3,600,123** | **8,757,242** |
| **Total Increase (Decrease) in Net Assets** | **124,106,753** | **95,079,902** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,433,402,960 | 1,338,323,058 |
| **End of Period** | **1,557,509,713** | **1,433,402,960** |
| Undistributed investment income–net | 7,876,726 | 7,250,110 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 5,102,295 | 12,842,189 |
| Shares issued for dividends reinvested | 432,582 | 963,701 |
| Shares redeemed | (5,490,804) | (13,457,162) |
| **Net Increase (Decrease) in Shares Outstanding** | **44,073** | **348,728** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 25.18 | 23.66 | 21.99 | 18.51 | 22.16 | 29.94 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .24 | .48 | .35 | .31 | .29 | .28 |
| Net realized and unrealized gain (loss) on investments | 2.15 | 1.52 | 1.65 | 3.45 | (3.64) | (7.72) |
| Total from Investment Operations | 2.39 | 2.00 | 2.00 | 3.76 | (3.35) | (7.44) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.23) | (.48) | (.33) | (.28) | (.30) | (.30) |
| Dividends from net realized gain on investments | − | − | − | − | − | (.04) |
| Total Distributions | (.23) | (.48) | (.33) | (.28) | (.30) | (.34) |
| Net asset value, end of period | 27.34 | 25.18 | 23.66 | 21.99 | 18.51 | 22.16 |
| **Total Return (%)** | 9.55[b] | 8.48 | 9.19 | 20.56 | (15.32) | (25.08) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .10[b] | .20 | .20 | .20 | .20 | .20 |
| Ratio of net investment income to average net assets | .91[b] | 1.91 | 1.51 | 1.59 | 1.35 | 1.10 |
| Portfolio Turnover Rate | 3.26[b] | 9.01 | 4.21 | 8.01 | 4.72 | 6.34 |
| Net Assets, end of period ($ x 1,000) | 1,557,510 | 1,433,403 | 1,338,323 | 1,331,547 | 1,114,140 | 1,292,792 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus BASIC S&P 500 Stock Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index primarily through investments in equity securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by

events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $184,622,702 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $32,219,795 of the carryover expires in fiscal 2009, $62,001,872 expires in fiscal 2010, $45,030,585 expires in fiscal 2011 and $45,370,450 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 was as follows: ordinary income $27,305,892. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

## NOTE 3—Investment Management Fee And Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third and/or affiliated parties to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The

Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .20% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The component of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $253,430.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2006, amounted to $47,685,502 and $72,381,719, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2006, are set forth in the Statement of Financial Futures.

At April 30, 2006, accumulated net unrealized appreciation on investments was $432,550,000, consisting of $529,735,606 gross unrealized appreciation and $97,185,606 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of funds that are passively managed and commit by prospectus language to replicate the Standard and Poor's(r) Composite 500 Stock Index, includ-

ing reinvested dividends ("S&P 500 Index funds") (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional S&P 500 Index funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was higher than the Performance Group and Performance Universe medians for each of the periods. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, and noted that they were generally consistent with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee and expense ratio were lower than their respective Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the

fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's

assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus BASIC
S&P 500 Stock Index Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0713SA0406

# Dreyfus
# Bond Market
# Index Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Bond Market Index Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

### How did Dreyfus Bond Market Index Fund perform relative to its benchmark?

For the six–month period ended April 30, 2006, the fund achieved total returns of 0.31% for its Investor shares and 0.44% for its BASIC shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 0.56% for the same period.[2]

During the reporting period, most sectors of the U.S. bond market were challenged by strong economic growth, rising interest rates and renewed inflation concerns. However, these factors were partly offset by the positive effects of robust overseas demand for U.S. government securities, low volatility in the mortgage-backed securities market and a generally favorable business environment for corporate bond issuers. We attribute the difference between the fund's and benchmark's returns to fees and expenses that are not reflected in the Index.

### What is the fund's investment approach?

The fund seeks to match the total return of the Index. To pursue this goal, the fund normally invests at least 80% of its assets in bonds that are included in the Index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

While the fund seeks to mirror the returns of the Index, it does not hold the same number of bonds. Instead, the fund holds approximately 350 securities as compared to 6,500 securities in the Index. The fund's average duration — a measure of sensitivity to changing interest rates — generally remains neutral to the Index. As of April 30, 2006, the average duration of the fund was approximately 4.73 years.

### What other factors influenced the fund's performance?

The bond market's performance was influenced during the reporting period by sustained economic expansion, rising short-term interest

rates and strong corporate earnings. While GDP growth during the fourth quarter of 2005 proved to be somewhat sluggish, the economy rebounded sharply in the first quarter of 2006, fueled largely by a rebound in corporate spending, employment gains and rising consumer confidence. Because fixed-income investors grew concerned that a strong economy might cause the Federal Reserve Board (the "Fed") to raise short-term interest rates more than previously expected, they grew more cautious, and bond prices fell. Indeed, the Fed raised the overnight federal funds rate during each of four meetings of the Federal Open Market Committee over the reporting period, driving it from 3.75% to 4.75%. The Fed acted again soon after the end of the reporting period, implementing its sixteenth consecutive increase since June 2004, hiking the federal funds rate to 5%.

In addition, while most measures of inflation generally have remained low, investors appeared to become more concerned about a possible reacceleration of inflation when energy and other commodity prices soared to new highs in the spring of 2006. As a result, longer-term bond yields began to rise faster than shorter-term bond yields, eroding prices at the longer end of the market's maturity range. U.S. government securities and other interest rate-sensitive areas of the bond market were particularly vulnerable to these adverse influences. However, robust demand from overseas investors helped limit price declines, and higher yields among U.S. government agency securities helped them outperform U.S. Treasury securities.

Mortgage-backed securities, which comprise approximately one-third of the Index, produced some of the overall bond market's better returns due to persistently low levels of market volatility. An orderly slowdown in the U.S. housing market, lower mortgage refinancing volumes and robust demand from banks and overseas investors helped contain market volatility in the rising interest-rate environment. Commercial mortgage-backed securities also performed well, primarily due to low default rates, strong corporate earnings and sound business fundamentals in most industries. Rising corporate earnings and

low default rates, as well as greater mergers-and-acquisitions activity, also helped support bond prices in the investment-grade corporate bond market, which generally produced higher returns than U.S. Treasury securities.

Another noteworthy development during the reporting period was the reintroduction of the 30-year bond by the U.S. Treasury in February 2006. 30-year Treasury bonds were last issued in 2001, when they were discontinued in light of the then-prevailing federal budget surplus. While the results of early trading have been mixed, the longer-term influence of 30-year securities on the overall bond market has not yet been determined.

## What is the fund's current strategy?

As always, we intend to continue to employ our strategy of closely monitoring the Index in an attempt to replicate its return. Accordingly, as of April 30, 2006, approximately 35% of the fund's assets were invested in mortgage-backed securities, 25% were allocated to U.S. Treasury securities, 24% to corporate bonds and asset-backed securities, 10% to U.S. government agency bonds and 6% to securitized assets. In addition, the majority of the fund's corporate securities were BBB-rated as of the reporting period's end, which is closely aligned with the overall credit quality of the Index.

May 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Bond Market Index Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

|                                     | Investor Shares | BASIC Shares |
|-------------------------------------|-----------------|--------------|
| Expenses paid per $1,000†           | $    1.99       | $    .75     |
| Ending value (after expenses)       | $1,003.10       | $1,004.40    |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|                                     | Investor Shares | BASIC Shares |
|-------------------------------------|-----------------|--------------|
| Expenses paid per $1,000†           | $    2.01       | $    .75     |
| Ending value (after expenses)       | $1,022.81       | $1,024.05    |

† *Expenses are equal to the fund's annualized expense ratio of .40% for Investor shares and .15% for Basic shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Bonds and Notes–99.1% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense–.5%** | | | | |
| Boeing, Debs. | 7.25 | 6/15/25 | 150,000 | 169,940 |
| Boeing, Debs. | 8.10 | 11/15/06 | 25,000 | 25,363 |
| Northrop Grumman, Debs. | 7.75 | 3/1/16 | 540,000 | 615,673 |
| Raytheon, Sr. Notes | 6.75 | 8/15/07 | 550,000 | 557,383 |
| United Technologies, Sr. Notes | 4.88 | 5/1/15 | 500,000 | 472,125 |
| United Technologies, Debs. | 8.75 | 3/1/21 | 50,000 | 64,013 |
| | | | | **1,904,497** |
| **Agricultural–.1%** | | | | |
| Archer-Daniels-Midland, Debs. | 7.13 | 3/1/13 | 300,000 | **324,568** |
| **Airlines–.0%** | | | | |
| Continental Airlines, Pass-Through Certificates, Ser. 974A | 6.90 | 7/2/19 | 163,859 | **165,811** |
| **Asset-Backed Ctfs./ Automobile Receivables–.5%** | | | | |
| BMW Vehicle Owner Trust, Ser. 2005-A, Cl. A4 | 4.28 | 2/25/10 | 1,800,000 | 1,771,117 |
| Honda Auto Receivables Owner Trust, Ser. 2006-1, Cl. A3 | 5.07 | 2/18/10 | 350,000 | 349,259 |
| | | | | **2,120,376** |
| **Asset-Backed Ctfs./Credit Cards–.4%** | | | | |
| Bank One Issuance Trust, Ser. 2004-A1, Cl. A1 | 3.45 | 10/17/11 | 950,000 | 907,533 |
| Capital One Master Trust, Ser. 2001-5, Cl. A | 5.30 | 6/15/09 | 400,000 | 400,280 |
| Citibank Credit Card Issuance Trust, Ser. 2005-A4, Cl. A4 | 4.40 | 6/20/14 | 500,000 | 472,947 |
| | | | | **1,780,760** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./ Home Equity Loans—.4%** | | | | |
| California Infrastructure PG&E-1, Ser. 1997-1, Cl. A8 | 6.48 | 12/26/09 | 850,000 | 862,760 |
| Centex Home Equity, Ser. 2005-C, Cl. AF5 | 5.05 | 6/25/35 | 200,000 | 189,204 |
| CPL Transition Funding, Ser. 2002-1, Cl. A4 | 5.96 | 7/15/15 | 550,000 | 560,575 |
| Peco Energy Transition Trust, Ser. 1999-A, Cl. A7 | 6.13 | 3/1/09 | 235,000 | 238,258 |
| | | | | **1,850,797** |
| **Auto Manufacturing—.4%** | | | | |
| DaimlerChrysler, Notes | 4.05 | 6/4/08 | 1,225,000 | 1,189,620 |
| DaimlerChrysler, Notes | 7.30 | 1/15/12 | 400,000 | 424,358 |
| DaimlerChrysler, Debs. | 7.45 | 3/1/27 | 50,000 | 51,743 |
| | | | | **1,665,721** |
| **Banking—3.8%** | | | | |
| Abbey National, Sub. Notes | 7.95 | 10/26/29 | 350,000 | 418,345 |
| Bank of America, Bonds | 5.13 | 11/15/14 | 350,000 [a] | 336,210 |
| Bank of America, Sub. Notes | 7.80 | 2/15/10 | 1,150,000 | 1,238,743 |
| Bank of America, Sub. Notes | 7.80 | 9/15/16 | 160,000 | 183,592 |
| Bank of New York, Sr. Notes | 5.20 | 7/1/07 | 450,000 | 449,020 |
| Bank One, Sub. Notes | 5.90 | 11/15/11 | 500,000 | 506,815 |
| Bayerische Landesbank/New York, Sub. Notes, Ser. G | 5.88 | 12/1/08 | 300,000 | 303,752 |
| BB&T, Sub. Notes | 4.75 | 10/1/12 | 325,000 | 311,106 |
| Dresdner Bank-New York, Sub. Debs. | 7.25 | 9/15/15 | 145,000 | 158,379 |
| First Tennessee Bank, Sub. Notes | 5.65 | 4/1/16 | 250,000 | 243,338 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banking (continued)** | | | | |
| FleetBoston Financial, Sub. Notes | 7.38 | 12/1/09 | 175,000 | 186,008 |
| HSBC, Sub. Notes | 7.50 | 7/15/09 | 200,000 | 211,614 |
| KeyBank, Sub. Debs. | 6.95 | 2/1/28 | 100,000 | 106,028 |
| KFW International Finance, Debs. | 8.00 | 2/15/10 | 35,000 | 38,020 |
| Korea Development Bank, Notes | 5.50 | 11/13/12 | 350,000 | 347,310 |
| Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Notes | 3.25 | 7/16/07 | 500,000 | 487,820 |
| Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Notes | 3.25 | 3/30/09 | 1,250,000 | 1,187,152 |
| Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Bonds | 4.13 | 10/15/14 | 350,000 [a] | 323,058 |
| Landwirtschaftliche Rentenbank, Gov't Gtd. Sr. Notes, Ser. 6 | 3.88 | 9/4/08 | 1,175,000 | 1,143,562 |
| National City Bank of Cleveland Ohio, Bonds | 4.50 | 3/15/10 | 1,275,000 | 1,231,386 |
| NB Capital Trust IV, Capital Securities | 8.25 | 4/15/27 | 55,000 | 58,312 |
| PNC Funding, Sub. Notes | 5.25 | 11/15/15 | 225,000 | 214,754 |
| Royal Bank of Scotland, Sub. Notes | 6.38 | 2/1/11 | 410,000 | 423,775 |
| Sanwa Finance Aruba, Bank Gtd. Notes | 8.35 | 7/15/09 | 150,000 | 162,099 |
| SouthTrust, Sub. Notes | 5.80 | 6/15/14 | 500,000 | 494,823 |
| Sovereign Bancorp, Sr. Notes | 4.80 | 9/1/10 | 500,000 [b] | 481,860 |
| State Street Bank & Trust, Sub. Notes | 5.25 | 10/15/18 | 200,000 | 189,448 |
| U.S. Bank, Sub. Notes | 6.38 | 8/1/11 | 100,000 | 103,824 |
| Union Planters, Sr. Notes | 4.38 | 12/1/10 | 400,000 | 381,946 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banking (continued)** | | | | |
| Wachovia Bank, Sub. Notes | 5.00 | 8/15/15 | 250,000 | 234,445 |
| Washington Mutual Bank/Henderson, Sub. Notes | 5.13 | 1/15/15 | 400,000 | 376,896 |
| Wells Fargo & Co., Notes | 5.25 | 12/1/07 | 1,600,000 | 1,601,186 |
| Wells Fargo & Co., Sub. Notes | 6.38 | 8/1/11 | 420,000 [a] | 436,254 |
| Wells Fargo Capital I, Capital Securities | 7.96 | 12/15/26 | 30,000 | 31,516 |
| Westpac Banking, Sub. Notes | 4.63 | 6/1/18 | 500,000 | 443,279 |
| Zions Bancorporation, Sub. Notes | 6.00 | 9/15/15 | 250,000 | 249,731 |
| | | | | **15,295,406** |
| **Building & Construction−.2%** | | | | |
| Masco, Bonds | 4.80 | 6/15/15 | 300,000 [a] | 273,112 |
| Pulte Homes, Sr. Notes | 5.25 | 1/15/14 | 500,000 | 465,260 |
| | | | | **738,372** |
| **Chemicals−.3%** | | | | |
| Potash Corporation of Saskatchewan, Notes | 7.75 | 5/31/11 | 200,000 | 217,772 |
| Praxair, Notes | 2.75 | 6/15/08 | 900,000 | 854,319 |
| | | | | **1,072,091** |
| **Commercial & Professional Services−.3%** | | | | |
| Aramark Services, Notes | 5.00 | 6/1/12 | 300,000 | 284,048 |
| Cendant, Sr. Notes | 7.38 | 1/15/13 | 200,000 | 219,039 |
| RR Donnelley & Sons, Notes | 4.95 | 5/15/10 | 750,000 | 723,567 |
| | | | | **1,226,654** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs.−3.9%** | | | | |
| Asset Securitization, Ser. 1997-D4, Cl. A1D | 7.49 | 4/14/29 | 255,819 | 259,991 |
| Banc of America Commercial Mortgage, Ser. 2005-3, Cl. A4 | 4.67 | 7/10/43 | 1,000,000 | 928,013 |
| Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A2 | 7.08 | 7/15/31 | 250,000 | 261,018 |
| Chase Commercial Mortgage Securities, Ser. 2000-3, Cl. A2 | 7.32 | 10/15/32 | 450,000 | 478,354 |
| Chase Commercial Mortgage Securities, Ser. 2000-2, Cl. A2 | 7.63 | 7/15/32 | 250,000 | 270,621 |
| Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2005-CD1, Cl. A4 | 5.40 | 7/15/44 | 500,000 | 485,419 |
| CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3 | 6.44 | 12/15/35 | 675,000 | 704,117 |
| CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2 | 7.29 | 9/15/41 | 1,046,414 | 1,096,592 |
| GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3 | 6.27 | 12/10/35 | 850,000 | 880,790 |
| GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2 | 6.42 | 5/15/35 | 936,945 | 954,477 |
| GMAC Commercial Mortgage Securities, Ser. 1998-C1, Cl. A2 | 6.70 | 5/15/30 | 166,244 | 169,652 |
| Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5 | 5.22 | 4/10/37 | 1,000,000 | 964,363 |
| GS Mortgage Securities Corp. II, Ser. 2005-GG4, Cl. A3 | 4.61 | 7/10/39 | 775,000 | 737,589 |
| Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2 | 6.85 | 5/15/31 | 700,000 | 722,632 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4 | 4.40 | 1/12/39 | 1,000,000 | 918,932 |
| LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2 | 7.33 | 10/15/32 | 200,000 | 210,361 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage** <br> **Pass-Through Ctfs. (continued)** | | | | |
| LB-UBS Commercial Mortgage Trust, <br> Ser. 2005-C3, Cl. AJ | 4.84 | 7/15/40 | 500,000 | 467,227 |
| LB-UBS Commercial Mortgage Trust, <br> Ser. 2004-C6, Cl. A6 | 5.02 | 8/15/29 | 275,000 | 262,872 |
| LB-UBS Commercial Mortgage Trust, <br> Ser. 2000-C3, Cl. A2 | 7.95 | 5/15/25 | 1,100,000 | 1,189,122 |
| Merrill Lynch Mortgage Trust, <br> Ser. 2003-KEY1, Cl. A4 | 5.24 | 11/12/35 | 500,000 | 486,139 |
| Morgan Stanley Capital I, <br> Ser. 2004-T13, Cl. A4 | 4.66 | 9/13/45 | 1,000,000 | 937,837 |
| Morgan Stanley Capital I, <br> Ser. 2003-HQ2, Cl. A2 | 4.92 | 3/12/35 | 500,000 | 480,082 |
| Salomon Brothers Mortgage <br> Securities VII, Ser. 2000-C1, Cl. A2 | 7.52 | 12/18/09 | 300,000 | 318,660 |
| Wachovia Bank Commercial Mortgage <br> Trust, Ser. 2005-C20, Cl. A7 | 5.12 | 7/15/42 | 800,000 | 764,843 |
| Wachovia Bank Commercial Mortgage <br> Trust, Ser. 2004-C11, Cl. A5 | 5.22 | 1/15/41 | 800,000 | 774,718 |
| | | | | **15,724,421** |
| **Consumer Products–.2%** | | | | |
| Avon Products, <br> Sr. Notes | 4.20 | 7/15/18 | 250,000 | 210,576 |
| Procter & Gamble, <br> Notes | 6.88 | 9/15/09 | 750,000 | 787,239 |
| | | | | **997,815** |
| **Diversified Financial Services–4.7%** | | | | |
| Bear Stearns Cos., <br> Sr. Notes | 4.00 | 1/31/08 | 2,500,000 | 2,446,927 |
| Capital One Bank, <br> Notes | 4.25 | 12/1/08 | 275,000 | 267,463 |
| CIT, <br> Sr. Notes | 5.50 | 11/30/07 | 1,350,000 | 1,352,948 |
| Citigroup, <br> Sub. Notes | 5.00 | 9/15/14 | 1,000,000 | 948,696 |
| Citigroup, <br> Notes | 6.00 | 2/21/12 | 750,000 | 764,998 |
| Citigroup, <br> Debs. | 6.63 | 1/15/28 | 100,000 | 104,365 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Countrywide Capital I, Capital Trust Pass-Through Securities | 8.00 | 12/15/26 | 200,000 | 202,439 |
| Countrywide Home Loans, Notes, Ser. K | 5.63 | 5/15/07 | 750,000 | 751,796 |
| Credit Suisse USA, Notes | 5.13 | 1/15/14 | 550,000 [a] | 526,992 |
| General Electric Capital, Notes, Ser. A | 5.00 | 6/15/07 | 650,000 | 648,493 |
| General Electric Capital, Sr. Notes, Ser. A | 5.00 | 1/8/16 | 375,000 | 355,139 |
| General Electric Capital, Notes, Ser. A | 5.45 | 1/15/13 | 650,000 | 645,696 |
| General Electric Capital, Notes, Ser. A | 6.75 | 3/15/32 | 200,000 | 216,650 |
| General Electric Capital, Debs. | 8.30 | 9/20/09 | 15,000 | 16,324 |
| Goldman Sachs, Bonds | 6.35 | 2/15/34 | 350,000 | 336,808 |
| Goldman Sachs, Sr. Notes | 6.60 | 1/15/12 | 1,000,000 | 1,044,609 |
| Goldman Sachs, Notes, Ser. B | 7.35 | 10/1/09 | 100,000 | 105,870 |
| HSBC Finance, Notes | 4.75 | 7/15/13 | 700,000 | 656,844 |
| HSBC Finance, Notes | 8.00 | 7/15/10 | 630,000 | 685,572 |
| International Lease Finance, Sr. Notes | 5.00 | 4/15/10 | 1,200,000 | 1,174,615 |
| J.P. Morgan Chase & Co., Sr. Notes | 4.00 | 2/1/08 | 1,000,000 [a] | 978,299 |
| J.P. Morgan Chase & Co., Sub. Notes | 6.75 | 2/1/11 | 1,000,000 | 1,047,534 |
| Jefferies, Sr. Notes | 6.25 | 1/15/36 | 200,000 [a] | 183,300 |
| Lehman Brothers, Notes | 6.63 | 1/18/12 | 650,000 | 681,528 |
| MBNA America Bank, Sub. Notes | 6.75 | 3/15/08 | 100,000 | 102,545 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Merrill Lynch & Co., Notes, Ser. C | 5.45 | 7/15/14 | 565,000 | 552,367 |
| Merrill Lynch & Co., Notes | 6.88 | 11/15/18 | 150,000 | 162,627 |
| Morgan Stanley, Notes | 7.25 | 4/1/32 | 300,000 a | 333,052 |
| National Rural Utilities Cooperative Finance, Notes | 4.38 | 10/1/10 | 600,000 | 575,506 |
| Residential Capital, Sr. Notes | 6.38 | 6/30/10 | 150,000 | 149,498 |
| SLM, Notes, Ser. A | 5.00 | 4/15/15 | 700,000 | 653,719 |
| Toyota Motor Credit, Notes | 4.35 | 12/15/10 | 150,000 | 144,844 |
| UBS Paine Webber, Sr. Notes | 6.55 | 4/15/08 | 150,000 | 153,379 |
| Unilever Capital, Sr. Notes | 5.90 | 11/15/32 | 250,000 | 239,039 |
| | | | | **19,210,481** |
| **Diversified Metals & Mining–.2%** | | | | |
| Alcan, Debs. | 7.25 | 3/15/31 | 350,000 | 379,153 |
| Alcoa, Notes | 6.00 | 1/15/12 | 150,000 | 153,250 |
| Falconbridge, Notes | 5.50 | 6/15/17 | 165,000 | 152,265 |
| Inco, Bonds | 7.20 | 9/15/32 | 100,000 | 102,807 |
| | | | | **787,475** |
| **Electric Utilities–1.4%** | | | | |
| Cincinnati Gas & Electric, Notes | 5.70 | 9/15/12 | 185,000 | 183,586 |
| Constellation Energy, Notes | 7.60 | 4/1/32 | 250,000 | 281,152 |
| Dominion Resources, Sr. Notes | 6.30 | 3/15/33 | 100,000 | 95,755 |
| Exelon, Notes | 4.90 | 6/15/15 | 500,000 | 460,651 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Electric Utilities (continued)** | | | | |
| FirstEnergy,<br>   Sr. Notes, Ser. C | 7.38 | 11/15/31 | 120,000 | 130,773 |
| Florida Power & Light,<br>   First Mortgage Bonds | 5.63 | 4/1/34 | 250,000 | 231,639 |
| Georgia Power,<br>   Sr. Notes, Ser. J | 4.88 | 7/15/07 | 400,000 | 397,995 |
| Hydro-Quebec,<br>   Govt. Gtd. Notes, Ser. HH | 8.50 | 12/1/29 | 200,000 | 265,120 |
| Hydro-Quebec,<br>   Govt. Gtd. Debs., Ser. HK | 9.38 | 4/15/30 | 20,000 | 28,618 |
| MidAmerican Energy,<br>   Sr. Notes | 5.88 | 10/1/12 | 350,000 | 350,922 |
| NiSource Finance,<br>   Sr. Notes | 5.40 | 7/15/14 | 150,000 | 143,629 |
| Ohio Power,<br>   Sr. Notes, Ser. F | 5.50 | 2/15/13 | 400,000 | 391,253 |
| Pacific Gas & Electric,<br>   Notes | 6.05 | 3/1/34 | 100,000 | 95,969 |
| PPL Electric Utilities,<br>   Sr. Secured Bonds | 6.25 | 8/15/09 | 300,000 | 306,158 |
| Progress Energy,<br>   Sr. Notes | 7.10 | 3/1/11 | 500,000 | 528,761 |
| Public Service Company of<br>   Colorado, First Mortgage Bonds | 7.88 | 10/1/12 | 350,000 | 390,895 |
| South Carolina Electric & Gas,<br>   First Mortgage Bonds | 6.63 | 2/1/32 | 200,000 | 212,712 |
| Southern California Edison,<br>   Notes | 6.65 | 4/1/29 | 100,000 [a] | 102,733 |
| Southern Power,<br>   Sr. Notes, Ser. D | 4.88 | 7/15/15 | 300,000 | 276,497 |
| TXU Electric Delivery,<br>   Sr. Secured Notes | 7.00 | 5/1/32 | 250,000 | 264,282 |
| Virginia Electric & Power,<br>   Sr. Notes, Ser. A | 5.40 | 1/15/16 | 500,000 | 477,990 |
| | | | | **5,617,090** |
| **Environmental Control–.0%** | | | | |
| Waste Management,<br>   Sr. Notes | 7.00 | 7/15/28 | 150,000 | **156,116** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Food & Beverages−.7%** | | | | |
| Bottling Group, Notes | 4.63 | 11/15/12 | 350,000 | 331,323 |
| Coca-Cola Enterprises, Debs. | 6.70 | 10/15/36 | 250,000 | 260,848 |
| Coca-Cola Enterprises, Debs. | 8.50 | 2/1/22 | 100,000 | 122,690 |
| ConAgra Foods, Sr. Notes | 7.00 | 10/1/28 | 350,000 | 354,133 |
| General Mills, Notes | 6.00 | 2/15/12 | 125,000 | 126,500 |
| H.J. Heinz, Debs. | 6.38 | 7/15/28 | 100,000 | 91,997 |
| Hershey, Debs. | 8.80 | 2/15/21 | 30,000 | 38,343 |
| Kroger, Sr. Notes | 7.25 | 6/1/09 | 550,000 | 574,695 |
| Nabisco, Debs. | 7.55 | 6/15/15 | 40,000 | 44,763 |
| Safeway, Sr. Notes | 5.80 | 8/15/12 | 210,000 [a] | 207,979 |
| Sara Lee, Notes | 6.25 | 9/15/11 | 300,000 | 302,559 |
| Sysco, Sr. Notes | 5.38 | 9/21/35 | 350,000 | 314,398 |
| | | | | **2,770,228** |
| **Foreign Government−2.6%** | | | | |
| Asian Development Bank, Sr. Notes | 4.50 | 9/4/12 | 750,000 | 720,862 |
| Chile Government International Bond, Bonds | 5.50 | 1/15/13 | 350,000 | 344,925 |
| European Investment Bank, Notes | 4.63 | 5/15/14 | 500,000 [a] | 477,386 |
| European Investment Bank, Bonds | 4.63 | 10/20/15 | 350,000 | 330,495 |
| Finland Government International Bond, Bonds | 6.95 | 2/15/26 | 25,000 | 28,547 |
| Inter-American Development Bank, Bonds | 5.75 | 2/26/08 | 1,600,000 | 1,618,136 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Foreign Government (continued)** | | | | |
| International Bank for Reconstruction & Development, Notes | 7.63 | 1/19/23 | 175,000 | 216,001 |
| Italy Government International Bond, Notes | 5.38 | 6/15/33 | 550,000 | 512,538 |
| Italy Government International Bond, Debs. | 6.88 | 9/27/23 | 70,000 | 77,437 |
| Malaysia Government International Bond, Notes | 8.75 | 6/1/09 | 330,000 | 360,451 |
| Mexico Government International Bond, Notes, Ser. A | 6.75 | 9/27/34 | 550,000 [a] | 560,175 |
| Mexico Government International Bond, Notes, Ser. A | 9.88 | 2/1/10 | 1,525,000 | 1,735,450 |
| Province of British Columbia Canada, Bonds, Ser. USD-2 | 6.50 | 1/15/26 | 25,000 | 27,378 |
| Province of Manitoba Canada, Debs. | 8.80 | 1/15/20 | 10,000 | 12,870 |
| Province of Ontario, Notes | 3.63 | 10/21/09 | 1,200,000 | 1,137,995 |
| Province of Ontario, Sr. Notes | 5.50 | 10/1/08 | 500,000 | 503,310 |
| Province of Quebec Canada, Notes | 4.60 | 5/26/15 | 700,000 | 651,972 |
| Province of Quebec Canada, Debs. | 7.50 | 7/15/23 | 200,000 | 235,701 |
| Republic of Korea, Notes | 8.88 | 4/15/08 | 840,000 [a] | 902,962 |
| South Africa Government International Bond, Notes | 6.50 | 6/2/14 | 170,000 | 175,525 |
| | | | | **10,630,116** |
| **Health Care−.6%** | | | | |
| Bristol-Myers Squibb, Notes | 5.75 | 10/1/11 | 250,000 | 251,906 |
| Eli Lilly & Co., Notes | 7.13 | 6/1/25 | 200,000 | 223,101 |
| GlaxoSmithKline Capital, Notes | 4.38 | 4/15/14 | 500,000 | 461,052 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Health Care (continued)** | | | | |
| Johnson & Johnson, Debs. | 4.95 | 5/15/33 | 170,000 | 150,078 |
| Merck & Co., Debs. | 6.40 | 3/1/28 | 150,000 | 149,546 |
| Quest Diagnostics, Sr. Notes | 5.45 | 11/1/15 | 500,000 | 480,137 |
| UnitedHealth, Sr. Notes | 5.00 | 8/15/14 | 300,000 | 284,458 |
| WellPoint, Bonds | 6.80 | 8/1/12 | 300,000 | 317,340 |
| Wyeth, Bonds | 6.50 | 2/1/34 | 200,000 | 203,209 |
| | | | | **2,520,827** |
| **Lodging & Entertainment−.1%** | | | | |
| Harrah's Operating, Sr. Notes | 5.75 | 10/1/17 | 250,000 | **234,752** |
| **Machinery−.2%** | | | | |
| Deere & Co., Sr. Notes | 6.95 | 4/25/14 | 625,000 | **671,847** |
| **Manufacturing−.1%** | | | | |
| Tyco International, Notes | 6.88 | 1/15/29 | 235,000 | **242,377** |
| **Media−.7%** | | | | |
| CBS, Sr. Notes | 5.50 | 5/15/33 | 250,000 | 207,550 |
| Clear Channel Communications, Notes | 4.25 | 5/15/09 | 350,000 | 335,250 |
| Comcast Cable Communications, Sr. Notes | 6.75 | 1/30/11 | 600,000 | 624,851 |
| Comcast Cable Communications, Notes | 9.46 | 11/15/22 | 304,000 | 379,533 |
| COX Communications, Bonds | 5.50 | 10/1/15 | 450,000 | 421,819 |
| Historic TW, Debs. | 6.95 | 1/15/28 | 325,000 | 325,316 |
| News America, Notes | 6.20 | 12/15/34 | 250,000 [a] | 231,912 |
| News America, Sr. Debs. | 8.25 | 8/10/18 | 150,000 | 170,580 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Media (continued)** | | | | |
| Walt Disney, Sr. Notes | 7.00 | 3/1/32 | 150,000 | 162,381 |
| Walt Disney, Sr. Debs. | 7.55 | 7/15/93 | 100,000 | 106,495 |
| | | | | **2,965,687** |
| **Oil & Gas—1.5%** | | | | |
| Amerada Hess, Bonds | 7.88 | 10/1/29 | 125,000 [a] | 142,792 |
| Anadarko Finance, Sr. Notes, Ser. B | 6.75 | 5/1/11 | 300,000 | 315,048 |
| Atlantic Richfield, Notes | 5.90 | 4/15/09 | 850,000 | 865,605 |
| Canadian Natural Resources, Notes | 4.90 | 12/1/14 | 350,000 [a] | 326,821 |
| ChevronTexaco Capital, Notes | 3.50 | 9/17/07 | 500,000 | 488,718 |
| ConocoPhillips, Sr. Notes | 5.90 | 10/15/32 | 500,000 [a] | 487,252 |
| ConocoPhillips, Notes | 8.75 | 5/25/10 | 200,000 | 223,551 |
| Devon Financing, Debs. | 7.88 | 9/30/31 | 275,000 | 325,761 |
| Duke Capital, Sr. Notes | 8.00 | 10/1/19 | 225,000 | 259,354 |
| EnCana, Bonds | 7.20 | 11/1/31 | 150,000 | 164,584 |
| Enterprise Products Operating, Sr. Notes, Ser. B | 5.60 | 10/15/14 | 335,000 | 321,389 |
| Kinder Morgan Finance, Sr. Notes | 6.40 | 1/5/36 | 275,000 | 264,055 |
| Marathon Oil, Notes | 5.38 | 6/1/07 | 200,000 | 200,144 |
| Pemex Project Funding Master Trust, Sr. Notes | 5.75 | 12/15/15 | 200,000 [b] | 189,850 |
| Pemex Project Funding Master Trust, Notes | 7.38 | 12/15/14 | 400,000 | 425,000 |
| Sempra Energy, Sr. Notes | 7.95 | 3/1/10 | 500,000 | 538,906 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Oil & Gas (continued)** | | | | |
| Transocean, Notes | 7.50 | 4/15/31 | 150,000 | 173,007 |
| Valero Energy, Sr. Notes | 7.50 | 4/15/32 | 70,000 | 78,670 |
| XTO Energy, Sr. Notes | 4.90 | 2/1/14 | 200,000 | 187,856 |
| | | | | **5,978,363** |
| **Paper & Forest Products–.2%** | | | | |
| International Paper, Sr. Notes | 6.75 | 9/1/11 | 200,000 | 209,121 |
| International Paper, Notes | 7.63 | 1/15/07 | 10,000 | 10,113 |
| MeadWestvaco, Notes | 6.85 | 4/1/12 | 500,000 | 515,505 |
| Weyerhaeuser, Debs. | 7.38 | 3/15/32 | 200,000 | 209,480 |
| | | | | **944,219** |
| **Property-Casualty Insurance–1.1%** | | | | |
| Allstate, Sr. Notes | 5.55 | 5/9/35 | 175,000 | 156,631 |
| American International, Notes | 2.88 | 5/15/08 | 2,000,000 | 1,909,002 |
| AXA, Sub. Notes | 8.60 | 12/15/30 | 165,000 | 204,398 |
| Berkshire Hathaway Finance, Sr. Notes | 4.85 | 1/15/15 | 200,000 | 187,898 |
| GE Global Insurance, Notes | 7.00 | 2/15/26 | 150,000 | 159,840 |
| Lion Connecticut, Debs. | 7.63 | 8/15/26 | 50,000 | 57,552 |
| Marsh & McLennan Cos., Sr. Notes | 5.88 | 8/1/33 | 200,000 | 172,225 |
| MetLife, Sr. Notes | 6.13 | 12/1/11 | 260,000 | 267,236 |
| Nationwide Financial Services, Sr. Notes | 6.25 | 11/15/11 | 350,000 | 358,618 |
| Progressive, Sr. Notes | 6.63 | 3/1/29 | 100,000 | 104,016 |
| Prudential Financial, Notes, Ser. B | 4.75 | 4/1/14 | 350,000 | 326,137 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Property-Casualty Insurance (continued)** | | | | |
| Safeco Capital Trust I, Capital Securities | 8.07 | 7/15/37 | 300,000 | 317,049 |
| Torchmark, Sr. Debs. | 8.25 | 8/15/09 | 150,000 | 160,943 |
| | | | | **4,381,545** |
| **Real Estate Investment Trusts—.4%** | | | | |
| Brandywine Operating Partnership, Sub. Notes | 5.75 | 4/1/12 | 130,000 | 128,561 |
| EOP Operating, Notes | 4.75 | 3/15/14 | 300,000 | 275,656 |
| ERP Operating, Notes | 5.20 | 4/1/13 | 600,000 [a] | 580,382 |
| iStar Financial, Sr. Notes, Ser. I | 5.88 | 3/15/16 | 185,000 | 178,531 |
| Simon Property, Notes | 6.35 | 8/28/12 | 400,000 | 411,699 |
| | | | | **1,574,829** |
| **Retail—.4%** | | | | |
| Federated Department Stores, Debs. | 7.45 | 7/15/17 | 350,000 | 379,454 |
| JC Penney, Sr. Notes | 8.00 | 3/1/10 | 350,000 | 376,021 |
| May Department Stores, Notes | 6.70 | 7/15/34 | 200,000 [a] | 198,844 |
| Target, Sr. Notes | 7.00 | 7/15/31 | 125,000 [a] | 139,731 |
| Wal-Mart Stores, Bonds | 5.25 | 9/1/35 | 400,000 | 352,561 |
| | | | | **1,446,611** |
| **State Government—.1%** | | | | |
| State of Illinois, Bonds | 5.10 | 6/1/33 | 450,000 | **404,095** |
| **Technology—.4%** | | | | |
| First Data, Sr. Notes | 5.63 | 11/1/11 | 250,000 | 250,464 |
| Hewlett-Packard, Sr. Notes | 5.50 | 7/1/07 | 150,000 | 150,296 |
| IBM, Debs., Ser. A | 7.50 | 6/15/13 | 75,000 | 83,610 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Technology (continued)** | | | | |
| IBM, | | | | |
|   Debs. | 8.38 | 11/1/19 | 300,000 | 366,055 |
| Oracle & Ozark, | | | | |
|   Notes | 5.00 | 1/15/11 | 1,000,000 b | 975,620 |
| | | | | **1,826,045** |
| **Telecommunications–2.1%** | | | | |
| America Movil, | | | | |
|   Notes | 6.38 | 3/1/35 | 100,000 | 92,155 |
| AT&T, | | | | |
|   Sr. Notes | 5.88 | 8/15/12 | 775,000 | 778,997 |
| BellSouth Telecommunications, | | | | |
|   Debs. | 6.38 | 6/1/28 | 550,000 | 533,201 |
| British Telecommunications, | | | | |
|   Bonds | 8.88 | 12/15/30 | 150,000 c | 190,140 |
| Cisco Systems, | | | | |
|   Notes | 5.50 | 2/22/16 | 500,000 | 488,309 |
| Deutsche Telekom International | | | | |
|   Finance, Bonds | 8.25 | 6/15/30 | 300,000 c | 357,242 |
| France Telecom, | | | | |
|   Notes | 8.50 | 3/1/31 | 220,000 c | 271,925 |
| Motorola, | | | | |
|   Debs. | 7.50 | 5/15/25 | 150,000 | 167,649 |
| New Cingular Wireless Services, | | | | |
|   Sr. Notes | 7.88 | 3/1/11 | 475,000 | 520,379 |
| New Cingular Wireless Services, | | | | |
|   Notes | 8.13 | 5/1/12 | 250,000 | 280,231 |
| Pacific-Bell, | | | | |
|   Debs. | 7.13 | 3/15/26 | 310,000 | 321,200 |
| Royal KPN, | | | | |
|   Sr. Notes | 8.38 | 10/1/30 | 250,000 | 271,632 |
| Sprint Capital, | | | | |
|   Sr. Bonds | 7.63 | 1/30/11 | 1,800,000 | 1,944,526 |
| 360 Communications, | | | | |
|   Sr. Notes | 7.60 | 4/1/09 | 200,000 | 210,846 |
| Telecom Italia Capital, | | | | |
|   Notes | 6.38 | 11/15/33 | 400,000 a | 375,653 |
| Telefonica Europe, | | | | |
|   Notes | 7.75 | 9/15/10 | 200,000 | 214,938 |
| Verizon Global Funding, | | | | |
|   Sr. Notes | 7.25 | 12/1/10 | 500,000 | 530,460 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| Verizon Global Funding, Sr. Notes | 7.75 | 12/1/30 | 200,000 | 221,241 |
| Verizon New Jersey, Debs. | 8.00 | 6/1/22 | 25,000 | 26,786 |
| Vodafone, Sr. Notes | 7.75 | 2/15/10 | 580,000 | 620,346 |
| | | | | **8,417,856** |
| **Transportation−.2%** | | | | |
| Burlington Northern Santa Fe, Debs. | 7.00 | 12/15/25 | 100,000 | 108,224 |
| Canadian National Railway, Notes | 6.90 | 7/15/28 | 100,000 | 109,777 |
| FedEx, Notes | 9.65 | 6/15/12 | 225,000 | 268,550 |
| Norfolk Southern, Sr. Notes | 5.59 | 5/17/25 | 10,000 | 9,307 |
| Norfolk Southern, Sr. Notes | 7.80 | 5/15/27 | 250,000 | 293,515 |
| Union Pacific, Debs. | 6.63 | 2/1/29 | 200,000 | 207,782 |
| United Parcel Service of America, Sr. Notes | 8.38 | 4/1/30 | 10,000 c | 12,830 |
| | | | | **1,009,985** |
| **U.S. Government Agencies−10.3%** | | | | |
| Federal Farm Credit Bank, Bonds | 2.63 | 9/17/07 | 1,500,000 | 1,451,168 |
| Federal Home Loan Bank System, Bonds | 3.63 | 1/15/08 | 1,000,000 | 975,563 |
| Federal Home Loan Bank System, Bonds | 3.88 | 1/15/10 | 1,500,000 | 1,434,342 |
| Federal Home Loan Bank System, Bonds | 4.38 | 9/17/10 | 1,650,000 | 1,595,055 |
| Federal Home Loan Bank System, Bonds, Ser. 432 | 4.50 | 9/16/13 | 1,000,000 | 951,697 |
| Federal Home Loan Bank System, Bonds | 4.63 | 1/18/08 | 3,000,000 | 2,974,920 |
| Federal Home Loan Bank System, Sr. Notes, Ser. 100 | 5.80 | 9/2/08 | 3,850,000 | 3,894,914 |
| Federal Home Loan Mortgage Corp., Notes | 3.50 | 9/15/07 | 4,600,000 | 4,504,513 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | | |
| Federal Home Loan Mortgage Corp., Notes | 3.63 | 9/15/08 | 1,000,000 | 966,782 |
| Federal Home Loan Mortgage Corp., Notes | 4.00 | 12/15/09 | 2,350,000 | 2,260,242 |
| Federal Home Loan Mortgage Corp., Notes | 4.38 | 7/17/15 | 1,850,000 | 1,723,534 |
| Federal Home Loan Mortgage Corp., Notes | 4.75 | 1/18/11 | 1,250,000 | 1,224,179 |
| Federal Home Loan Mortgage Corp., Notes | 5.13 | 7/15/12 | 1,000,000 | 991,430 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 9/15/11 | 500,000 | 505,225 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 8/20/19 | 500,000 | 485,064 |
| Federal Home Loan Mortgage Corp., Sub. Notes | 5.88 | 3/21/11 | 650,000 | 661,988 |
| Federal Home Loan Mortgage Corp., Notes | 6.25 | 7/15/32 | 650,000 | 712,863 |
| Federal National Mortgage Association, Notes | 5.25 | 1/15/09 | 5,525,000 | 5,541,796 |
| Federal National Mortgage Association, Sub. Notes | 5.25 | 8/1/12 | 1,000,000 | 984,889 |
| Federal National Mortgage Association, Notes | 5.38 | 11/15/11 | 1,250,000 | 1,255,846 |
| Federal National Mortgage Association, Notes | 5.50 | 3/15/11 | 1,200,000 | 1,212,272 |
| Federal National Mortgage Association, Bonds | 6.25 | 5/15/29 | 1,900,000 | 2,073,367 |
| Federal National Mortgage Association, Notes | 7.25 | 1/15/10 | 1,450,000 | 1,550,027 |
| Financing, Bonds | 8.60 | 9/26/19 | 40,000 | 51,514 |
| Financing, Bonds, Ser. E | 9.65 | 11/2/18 | 510,000 | 700,062 |
| Tennessee Valley Authority, Notes, Ser. C | 4.75 | 8/1/13 | 750,000 | 723,906 |
| Tennessee Valley Authority, Bonds, Ser. C | 6.00 | 3/15/13 | 450,000 | 468,767 |
| | | | | **41,875,925** |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies/Mortgage-Backed—35.1%** | | |
| Federal Home Loan Mortgage Corp.: | | |
| 4.00%, 9/1/08−9/1/18 | 1,572,099 | 1,470,300 |
| 4.50%, 5/1/10−9/1/35 | 8,362,066 | 7,916,146 |
| 5.00%, 11/1/07−12/1/35 | 19,276,546 | 18,415,411 |
| 5.50%, 9/1/09−2/1/36 | 15,186,159 | 14,805,826 |
| 6.00%, 12/1/13−3/1/36 | 6,358,883 | 6,362,060 |
| 6.50%, 3/1/11−11/1/33 | 2,175,258 | 2,218,617 |
| 7.00%, 9/1/11−7/1/34 | 768,015 | 790,199 |
| 7.50%, 7/1/10−11/1/33 | 432,700 | 451,005 |
| 8.00%, 5/1/26−10/1/31 | 154,527 | 164,426 |
| 8.50%, 6/1/30 | 5,078 | 5,469 |
| Federal National Mortgage Association: | | |
| 5.00% | 1,750,000 [d] | 1,655,378 |
| 5.50% | 2,000,000 [d] | 1,942,500 |
| 4.00%, 9/1/18−10/1/20 | 2,199,281 | 2,051,334 |
| 4.50%, 4/1/18−8/1/35 | 6,981,792 | 6,592,709 |
| 5.00%, 5/1/10−2/1/36 | 22,674,150 | 21,647,633 |
| 5.50%, 1/1/17−4/1/36 | 25,097,589 | 24,478,625 |
| 6.00%, 6/1/11−2/1/36 | 9,356,505 | 9,352,664 |
| 6.50%, 1/1/11−1/1/34 | 3,931,457 | 4,016,830 |
| 7.00%, 8/1/08−5/1/36 | 1,676,996 | 1,725,008 |
| 7.50%, 8/1/15−3/1/32 | 410,549 | 427,804 |
| 8.00%, 5/1/27−10/1/30 | 68,874 | 73,380 |
| 8.50%, 2/1/25 | 8,974 | 9,667 |
| 9.00%, 10/1/30 | 8,019 | 8,779 |
| Government National Mortgage Association I: | | |
| 6.00% | 1,000,000 [d] | 1,004,060 |
| 4.50%, 6/15/19−8/15/33 | 1,158,293 | 1,100,247 |
| 5.00%, 3/15/18−9/15/35 | 3,818,057 | 3,670,340 |
| 5.50%, 2/15/33−1/15/36 | 5,493,686 | 5,397,827 |
| 6.00%, 4/15/17−10/15/34 | 2,951,295 | 2,966,687 |
| 6.50%, 9/15/08−11/15/33 | 1,052,799 | 1,083,953 |
| 7.00%, 10/15/11−8/15/32 | 439,447 | 456,184 |
| 7.50%, 12/15/26−10/15/32 | 216,583 | 227,645 |
| 8.00%, 8/15/24−3/15/32 | 89,981 | 96,236 |
| 8.50%, 10/15/26 | 20,222 | 21,789 |
| 9.00%, 2/15/22−2/15/23 | 26,880 | 29,130 |
| | | **142,635,868** |
| **U.S. Government Securities—25.0%** | | |
| U.S. Treasury Bonds: | | |
| 4.50%, 2/15/36 | 350,000 | 314,645 |
| 5.38%, 2/15/31 | 1,560,000 | 1,583,884 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Securities (continued)** | | |
| U.S. Treasury Bonds (continued): | | |
| 5.50%, 8/15/28 | 2,750,000 | 2,820,015 |
| 6.25%, 5/15/30 | 700,000 | 791,322 |
| 7.13%, 2/15/23 | 5,250,000 | 6,300,787 |
| 7.25%, 5/15/16 | 2,000,000 | 2,331,560 |
| 7.88%, 2/15/21 | 3,130,000 | 3,955,037 |
| 8.75%, 5/15/20 | 1,475,000 | 1,980,763 |
| 8.88%, 8/15/17 | 4,160,000 | 5,464,534 |
| 9.00%, 11/15/18 | 650,000 | 873,895 |
| 11.25%, 2/15/15 | 25,000 | 35,851 |
| 12.00%, 8/15/13 | 1,445,000 | 1,666,085 |
| 12.50%, 8/15/14 | 40,000 | 49,173 |
| 14.00%, 11/15/11 | 30,000 | 31,461 |
| U.S. Treasury Notes: | | |
| 3.00%, 11/15/07 | 7,400,000 [a] | 7,195,908 |
| 3.25%, 8/15/07 | 2,000,000 [a] | 1,959,520 |
| 3.88%, 5/15/10 | 7,220,000 [a] | 6,951,488 |
| 4.00%, 2/15/14 | 9,200,000 [a] | 8,597,336 |
| 4.00%, 2/15/15 | 1,750,000 [a] | 1,622,033 |
| 4.38%, 8/15/12 | 6,525,000 [a] | 6,319,058 |
| 4.75%, 11/15/08 | 5,100,000 [a] | 5,086,026 |
| 4.75%, 3/31/11 | 1,800,000 [a] | 1,786,360 |
| 5.00%, 8/15/11 | 4,350,000 [a] | 4,368,314 |
| 5.63%, 5/15/08 | 6,400,000 [a] | 6,493,248 |
| 6.00%, 8/15/09 | 9,275,000 [a] | 9,587,289 |
| 6.13%, 8/15/07 | 9,900,000 [a] | 10,050,777 |
| 6.50%, 2/15/10 | 3,350,000 [a] | 3,533,714 |
| | | **101,750,083** |
| **Total Bonds and Notes** | | |
| (cost $414,922,834) | | **402,919,709** |

| Other Investment−1.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $4,735,000) | 4,735,000 [e] | **4,735,000** |

| Investment of Cash Collateral for Securities Loaned—19.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $79,999,413) | 79,999,413 e | **79,999,413** |
| **Total Investments** (cost $499,657,247) | **120.0%** | **487,654,122** |
| **Liabilities, Less Cash and Receivables** | **(20.0%)** | **(81,223,884)** |
| **Net Assets** | **100.0%** | **406,430,238** |

a  All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $79,126,045 and the total market value of the collateral held by the fund is $81,564,063, consisting of cash collateral of $79,999,413 and U.S. Government and Agency securities valued at $1,564,650.

b  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $1,647,330 or .4% of net assets.

c  Variable rate security—interest rate subject to periodic change.

d  Purchased on a forward commitment basis.

e  Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government & Agencies | 35.3 | Asset/Mortgage-Backed | 5.2 |
| U.S. Government Agencies/ | | Foreign Government | 2.6 |
|   Mortgage-Backed | 35.1 | State Government | .1 |
| Money Market Investments | 20.9 | | |
| Corporate Bonds | 20.8 | | **120.0** |

†  Based on net assets.

See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $79,126,045)–Note 1(b): | | |
| Unaffiliated issuers | 414,922,834 | 402,919,709 |
| Affiliated issuers | 84,734,413 | 84,734,413 |
| Cash | | 225,859 |
| Receivable for investment securities sold | | 7,221,176 |
| Dividends and interest receivable | | 4,179,779 |
| Receivable for shares of Capital Stock subscribed | | 541,706 |
| | | **499,822,642** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 93,794 |
| Liability for securities on loan–Note 1(b) | | 79,999,413 |
| Payable for investment securities purchased | | 12,907,118 |
| Payable for shares of Capital Stock redeemed | | 392,079 |
| | | **93,392,404** |
| **Net Assets ($)** | | **406,430,238** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 420,443,103 |
| Accumulated distributions in excess of investment income–net | | (129,720) |
| Accumulated net realized gain (loss) on investments | | (1,880,020) |
| Accumulated net unrealized appreciation (depreciation) on investments | | (12,003,125) |
| **Net Assets ($)** | | **406,430,238** |

### Net Asset Value Per Share

|  | Investor Shares | BASIC Shares |
|---|---:|---:|
| Net Assets ($) | 216,504,436 | 189,925,802 |
| Shares Outstanding | 22,036,817 | 19,322,271 |
| **Net Asset Value Per Share ($)** | **9.82** | **9.83** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 9,655,878 |
| Cash dividends; | |
| Affiliated issuers | 20,728 |
| Income on securities lending | 16,911 |
| **Total Income** | **9,693,517** |
| **Expenses:** | |
| Management fee–Note 3(a) | 301,794 |
| Distribution fee (Investor Shares)–Note 3(b) | 267,115 |
| Loan commitment fees–Note 2 | 2,408 |
| **Total Expenses** | **571,317** |
| **Investment Income–Net** | **9,122,200** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (1,048,432) |
| Net unrealized appreciation (depreciation) on investments | (6,531,825) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(7,580,257)** |
| **Net Increase in Net Assets Resulting from Operations** | **1,541,943** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 9,122,200 | 16,555,401 |
| Net realized gain (loss) on investments | (1,048,432) | (307,318) |
| Net unrealized appreciation (depreciation) on investments | (6,531,825) | (12,810,346) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **1,541,943** | **3,437,737** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Investor shares | (4,795,920) | (8,764,561) |
| BASIC shares | (4,474,164) | (8,424,804) |
| Net realized gain on investments: | | |
| Investor shares | − | (253,303) |
| BASIC shares | − | (216,262) |
| **Total Dividends** | **(9,270,084)** | **(17,658,930)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Investor shares | 52,060,454 | 78,579,906 |
| BASIC shares | 32,906,924 | 92,424,445 |
| Dividends reinvested: | | |
| Investor shares | 4,656,097 | 8,748,535 |
| BASIC shares | 2,429,061 | 5,552,384 |
| Cost of shares redeemed: | | |
| Investor shares | (47,787,610) | (76,276,839) |
| BASIC shares | (29,634,292) | (75,339,955) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **14,630,634** | **33,688,476** |
| **Total Increase (Decrease) in Net Assets** | **6,902,493** | **19,467,283** |
| **Net Assets ($):** | | |
| Beginning of Period | 399,527,745 | 380,060,462 |
| **End of Period** | **406,430,238** | **399,527,745** |
| Undistributed (distributions in excess of) investment income−net | (129,720) | 18,164 |

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Investor Shares** | | |
| Shares sold | 5,208,674 | 7,683,793 |
| Shares issued for dividends reinvested | 466,983 | 855,770 |
| Shares redeemed | (4,780,991) | (7,452,715) |
| **Net Increase (Decrease) in Shares Outstanding** | **894,666** | **1,086,848** |
| **BASIC Shares** | | |
| Shares sold | 3,292,568 | 9,018,818 |
| Shares issued for dividends reinvested | 243,429 | 542,487 |
| Shares redeemed | (2,962,919) | (7,346,836) |
| **Net Increase (Decrease) in Shares Outstanding** | **573,078** | **2,214,469** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Investor Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | 2004 | 2003 | 2002[a] | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 10.01 | 10.38 | 10.35 | 10.38 | 10.34 | 9.62 |
| Investment Operations: | | | | | | |
| Investment income—net | .22[b] | .41[b] | .41[b] | .40[b] | .51[b] | .59 |
| Net realized and unrealized gain (loss) on investments | (.19) | (.34) | .10 | .02 | .05 | .72 |
| Total from Investment Operations | .03 | .07 | .51 | .42 | .56 | 1.31 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.22) | (.43) | (.43) | (.45) | (.52) | (.59) |
| Dividends from net realized gain on investments | – | (.01) | (.05) | (.00)[c] | – | – |
| Total Distributions | (.22) | (.44) | (.48) | (.45) | (.52) | (.59) |
| Net asset value, end of period | 9.82 | 10.01 | 10.38 | 10.35 | 10.38 | 10.34 |
| **Total Return (%)** | .31[d] | .72 | 5.02 | 4.10 | 5.68 | 13.99 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .40[e] | .40 | .40 | .40 | .40 | .40 |
| Ratio of net investment income to average net assets | 4.42[e] | 4.06 | 3.94 | 3.77 | 5.04 | 5.85 |
| Portfolio Turnover Rate | 18.50[d] | 46.96 | 44.84 | 99.57 | 37.69 | 90.97 |
| Net Assets, end of period ($ x 1,000) | 216,504 | 211,701 | 208,234 | 218,731 | 110,923 | 62,314 |

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.11% to 5.04%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

| BASIC Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 10.02 | 10.39 | 10.36 | 10.39 | 10.35 | 9.63 |
| Investment Operations: | | | | | | |
| Investment income−net | .23[b] | .44[b] | .43[b] | .43[b] | .54[b] | .61 |
| Net realized and unrealized gain (loss) on investments | (.18) | (.34) | .11 | .02 | .05 | .72 |
| Total from Investment Operations | .05 | .10 | .54 | .45 | .59 | 1.33 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.24) | (.46) | (.46) | (.48) | (.55) | (.61) |
| Dividends from net realized gain on investments | – | (.01) | (.05) | (.00)[c] | – | – |
| Total Distributions | (.24) | (.47) | (.51) | (.48) | (.55) | (.61) |
| Net asset value, end of period | 9.83 | 10.02 | 10.39 | 10.36 | 10.39 | 10.35 |
| **Total Return (%)** | .44[d] | .97 | 5.29 | 4.36 | 5.95 | 14.25 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .15[e] | .15 | .15 | .15 | .15 | .15 |
| Ratio of net investment income to average net assets | 4.67[e] | 4.31 | 4.19 | 4.06 | 5.32 | 6.11 |
| Portfolio Turnover Rate | 18.50[d] | 46.96 | 44.84 | 99.57 | 37.69 | 90.97 |
| Net Assets, end of period ($ x 1,000) | 189,926 | 187,827 | 171,827 | 140,249 | 103,194 | 82,050 |

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.40% to 5.32%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01.*

[d] *Not annualized.*

[e] *Annualized.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Bond Market Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek to replicate the total return of the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 150 million shares of $.001 par value Capital Stock. The fund is currently authorized to issue two classes of shares: Investor (50 million shares authorized) and BASIC (100 million shares authorized). BASIC shares and Investor shares are offered to any investor. Differences between the two classes include the services offered to and the expenses borne by each class, as well as their minimum purchase and account balance requirements. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices

(as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Investments in registered investment companies are valued at their net asset value. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least

100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-

overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $953,347 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $17,189,456 and long-term capital gains $469,474. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. For the period ended April 30, 2006, the fund did not borrow under the Facility.

## NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, cus-

tody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non–interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in–person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to the Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in–person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities primarily intended to result in the sale of Investor shares. The BASIC shares bear no distribution fee. During the period ended April 30, 2006, the Investor shares were charged $267,115 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $49,462 and Rule 12b-1 distribution plan fees $44,332.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money markt mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $91,551,456 and $73,398,775, respectively.

At April 30, 2006, accumulated net unrealized depreciation on investments was $12,003,125, consisting of $978,502 gross unrealized appreciation and $12,981,627 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of index funds that are benchmarked against the Lehman Brothers U.S. Aggregate Index (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate U.S. government funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board noted that the fund's yield performance for the past six one-year periods ended November 30th (2000-2005) was higher than the Performance Group and Performance Universe medians, and was below the Performance Group and variously above and below the Performance Universe medians for the prior four one-year periods ended November 30th (1996-1999). The Board members noted that the fund's total return performance for various periods ended November 30, 2005 was higher than the Performance Group and Performance Universe medians for each of the periods. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which were generally consistent with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each

selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee and expense ratio were lower than their respective Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual

fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus
Bond Market Index Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0310SA0406

# Dreyfus
# Municipal Reserves

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Reserves, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006

**2**



## DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

### How did Dreyfus Municipal Reserves perform during the period?

For the six-month period ended April 30, 2006, the fund produced annualized yields of 2.58% for its Class R shares and 2.38% for its Investor shares. Taking into account the effects of compounding, the fund produced annualized effective yields of 2.61% and 2.41% for its Class R shares and Investor shares, respectively. [1]

Yields of tax-exempt money market securities continued to rise along with short-term interest rates in a growing U.S. economy during the reporting period.

### What is the fund's investment approach?

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. To pursue its goal, the fund invests at least 80% of its assets in tax-exempt municipal obligations, including short-term municipal debt securities. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper.

The fund also may invest in high quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

### What other factors influenced the fund's performance?

As it has since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period in an ongoing effort to fight potential inflationary pressures in a growing economy. By the end of the reporting period, the overnight

rate was 4.75%, and on May 10, just after the end of the reporting period, the Fed acted again, raising the rate to 5%, marking the sixteenth consecutive rate hike.

Although the U.S. economy grew at an unexpectedly weak 1.7% annualized rate during the fourth quarter of 2005, most investors attributed the lethargic showing to temporary factors. Subsequently, investors were encouraged by strong employment data released over the first four months of 2006, including a steady drop in the unemployment rate, which was a 4.7% by the end of the reporting period. In addition, measures of consumer confidence and retail sales improved, more than offsetting concerns regarding a slowing housing market, and U.S. GDP expanded at an estimated 4.8% annualized rate during the first quarter of 2006. These statistics appeared to confirm that rising interest rates and resurgent energy prices apparently have not yet dampened ongoing strength in broad sectors of the economy.

Tax-exempt money market instruments also were affected by supply-and-demand influences. While robust issuance in California caused the supply of municipal money market securities to rise compared to the same period one year earlier, there was less need among most states and municipalities for short-term borrowing to cover budget shortfalls in the recovering economy. At the same time, investor demand remained robust, due to strong demand from individual and corporate investors.

These and other supply-and-demand forces caused yields of shorter-dated money market securities to rise more sharply than longer-dated securities. Yield differences along the tax-exempt money market yield curve narrowed over the reporting period, resulting in little difference in the yields provided by securities with maturities over six months. Therefore, investors continued to focus primarily on instruments maturing in six months or less.

In this environment, we set the fund's weighted average maturity in a range we considered slightly longer than industry averages. We focused primarily on variable-rate demand notes on which yields are reset

daily or weekly. To achieve a modestly long weighted average maturity, we complemented these floating-rate holdings with commercial paper and, to a lesser extent, municipal notes and seasoned municipal bonds with maturities between two and four months. Our focus on this maturity range enabled the fund to capture similar yields of those of longer-term money market securities, but with less risk.

### What is the fund's current strategy?

When the Fed raised short-term interest rates to 5% on May 10, it indicated in its accompanying statement that the extent and timing of any further moves is likely to depend on incoming economic data. A substantial slowdown in economic growth could preclude further rate increases, but a significant increase in global commodity prices or other inflationary pressures might prompt the Fed to tighten more aggressively.

In this more uncertain environment, we have adopted a more neutral weighted average maturity while continuing to look for opportunities in the lower half of the money market maturity range. In our judgment, this strategy should help the fund earn competitive levels of current income while maintaining the fund's liquidity needs in response to any potential change in then-prevailing market conditions.

May 15, 2006

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Reserves from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2006

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $    3.54 | $    2.55 |
| Ending value (after expenses) | $1,011.90 | $1,012.90 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $    3.56 | $    2.56 |
| Ending value (after expenses) | $1,021.27 | $1,022.27 |

† *Expenses are equal to the fund's annualized expense ratio of .71% for Investor Shares and .51% for Class R shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

April 30, 2006 (Unaudited)

| Short-Term Investments−99.8% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama−1.9%** | | | | |
| Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 3.78 | 5/7/06 | 2,000,000 [a] | 2,000,000 |
| **Alaska−1.9%** | | | | |
| Alaska Industrial Development Authority, Health Care Facilities Revenue (Providence Medical Office Building) (LOC; KBC Bank) | 3.20 | 5/7/06 | 1,965,000 [a] | 1,965,000 |
| **California−3.8%** | | | | |
| California Department of Water Resources, Power Supply Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.66 | 5/7/06 | 4,000,000 [a] | 4,000,000 |
| **Colorado−2.2%** | | | | |
| Castlewood Ranch Metropolitan District, GO Notes, Refunding (LOC; U.S. Bank NA) | 3.45 | 12/1/06 | 1,700,000 | 1,700,000 |
| Colorado Educational and Cultural Facilities Authority, Revenue (National Jewish Federation Bond Program) (LOC; National City Bank) | 3.81 | 5/1/06 | 600,000 [a] | 600,000 |
| **District of Columbia−.9%** | | | | |
| District of Columbia, CP (Liquidity Facility; JPMorgan Chase Bank) | 3.20 | 5/2/06 | 1,000,000 | 1,000,000 |
| **Georgia−3.1%** | | | | |
| De Kalb County Development Authority, Private Schools Revenue (Marist School Inc. Project) (LOC; SunTrust Bank) | 3.80 | 5/7/06 | 3,300,000 [a] | 3,300,000 |
| **Illinois−20.1%** | | | | |
| Cook County, GO (Putters Program) (Insured; AMBAC) | 3.84 | 5/7/06 | 3,000,000 [a] | 3,000,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Illinois (continued)** | | | | |
| Illinois Educational Facilities Authority, Recreational Revenue (Shedd Aquarium Society) (LOC; Bank One) | 3.82 | 5/7/06 | 1,100,000 a | 1,100,000 |
| Illinois Educational Facilities Authority, Revenue, CP (LOC; Northern Trust Co.) | 3.53 | 6/13/06 | 3,000,000 | 3,000,000 |
| Illinois Health Facilities Authority, Revenue (Memorial Medical Center) (LOC; KBC Bank) | 3.80 | 5/7/06 | 2,400,000 a | 2,400,000 |
| Illinois Health Facilities Authority, Revenue (Rush Presbyterian Saint Luke's Medical Center) (LOC; Northern Trust Co.) | 3.83 | 5/7/06 | 3,800,000 a | 3,800,000 |
| Illinois Student Assistance Commission, Student Loan Revenue (LOC; Bank One) | 3.90 | 5/7/06 | 2,000,000 a | 2,000,000 |
| Jackson-Union Counties Regional Port District, Port Facilities Revenue, Refunding (Enron Transportation Services) (LOC; Wachovia Bank) | 3.79 | 5/7/06 | 2,400,000 a | 2,400,000 |
| Regional Transportation Authority, Refunding (Liquidity Facility; DEPFA Bank PLC) | 3.82 | 5/7/06 | 3,600,000 a | 3,600,000 |
| **Indiana—7.2%** | | | | |
| Seymour, EDR (Pedcor Investments Project) (LOC; FHLB) | 3.84 | 5/7/06 | 3,835,000 a | 3,835,000 |
| Wabash, EDR (Wabash Alloys Project) (LOC; Bank of America) | 3.91 | 5/7/06 | 3,750,000 a | 3,750,000 |
| **Louisiana—1.9%** | | | | |
| Plaquemines Port Harbor and Terminal District, Port Facilities Revenue (International Marine Terminals Project) (LOC; KBC Bank) | 3.42 | 3/15/07 | 2,000,000 | 2,000,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts–7.4%** | | | | |
| Easton, GO Notes, BAN | 3.47 | 6/9/06 | 2,000,000 | 2,000,486 |
| Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act) (Liquidity Facility; Landesbank Baden-Wurttemberg) | 3.80 | 5/1/06 | 2,300,000 [a] | 2,300,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts) | 3.75 | 5/7/06 | 3,500,000 [a] | 3,500,000 |
| **Michigan–.9%** | | | | |
| Michigan Building Authority, Revenue, CP (LOC: State Street Bank and Trust Co. and The Bank of New York) | 3.48 | 6/8/06 | 1,000,000 | 1,000,000 |
| **Mississippi–1.2%** | | | | |
| Jackson County, Port Facility Revenue, Refunding (Chevron USA. Inc. Project) | 3.79 | 5/1/06 | 1,300,000 [a] | 1,300,000 |
| **Nebraska–3.8%** | | | | |
| Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; ABN-AMRO) | 3.83 | 5/1/06 | 4,000,000 [a] | 4,000,000 |
| **Nevada–2.9%** | | | | |
| Clark County, Highway Revenue, CP (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.62 | 6/12/06 | 3,100,000 | 3,100,000 |
| **New Mexico–2.6%** | | | | |
| Santa Fe, Gross Receipts Tax Revenue (Wastewater Systems) (LOC; BNP Paribas) | 3.84 | 5/7/06 | 2,700,000 [a] | 2,700,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York−13.4%** | | | | |
| New York City, GO Notes (LOC; Bayerische Landesbank) | 3.77 | 5/7/06 | 3,000,000 a | 3,000,000 |
| New York City, GO Notes (LOC; State Street Bank and Trust Co.) | 3.77 | 5/1/06 | 1,200,000 a | 1,200,000 |
| New York City, GO Notes (LOC; Westdeutsche Landesbank) | 3.77 | 5/1/06 | 4,000,000 a | 4,000,000 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC) | 3.77 | 5/1/06 | 3,100,000 a | 3,100,000 |
| Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 3.77 | 5/7/06 | 2,800,000 a | 2,800,000 |
| **Ohio−.6%** | | | | |
| Hamilton County, Hospital Facilities Revenue (Health Alliance) (Insured; MBIA and Liquidity Facility; Credit Sussie First Boston) | 3.71 | 5/7/06 | 600,000 a | 600,000 |
| **Pennsylvania−3.6%** | | | | |
| Delaware County Industrial Development Authority, PCR (PECO Energy Co. Project) (LOC; Wachovia Bank) | 3.80 | 5/1/06 | 3,000,000 a | 3,000,000 |
| Luzerne County Convention Center Authority, Hotel Room Rent Tax Revenue (LOC; Wachovia Bank) | 3.80 | 5/7/06 | 800,000 a | 800,000 |
| **South Carolina−2.9%** | | | | |
| Spartanburg County School District Number 1, GO Notes, BAN | 5.18 | 11/16/06 | 3,000,000 | 3,033,285 |
| **Tennessee−3.8%** | | | | |
| Tennessee School Bond Authority, CP | 3.65 | 7/12/06 | 4,000,000 | 4,000,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas—2.9%** | | | | |
| Texas, TRAN | 4.50 | 8/31/06 | 3,000,000 | 3,014,600 |
| **Washington—4.6%** | | | | |
| Washington Housing Finance Commission, MFMR (Wandering Creek Project) (Insured; FHLMC and Liquidity Facility; FHLMC) | 3.89 | 5/7/06 | 4,000,000 [a] | 4,000,000 |
| Washington Housing Finance Commission, Nonprofit Revenue (Tacoma Art Museum Project) (LOC; Northern Trust Co.) | 3.79 | 5/1/06 | 800,000 [a] | 800,000 |
| Washington Public Power Supply System Project Number 2, Electric Revenue, Refunding (Insured; MBIA and Liquidity Facility; Credit Sussie First Boston) | 3.78 | 5/7/06 | 100,000 [a] | 100,000 |
| **Wisconsin—6.2%** | | | | |
| University of Wisconsin Hospitals and Clinics Authority, Health Care Facilities Revenue (Insured; MBIA and Liquidity Facility; U.S. Bank NA) | 3.82 | 5/7/06 | 4,000,000 [a] | 4,000,000 |
| Wisconsin Health and Education Facilities Authority, Revenue (Wheaton Franciscan Services Inc.) (LOC; Citibank NA) | 3.80 | 5/7/06 | 2,500,000 [a] | 2,500,000 |
| **Total Investments** (cost $105,298,371) | | | **99.8%** | **105,298,371** |
| **Cash and Receivables (Net)** | | | **.2%** | **261,837** |
| **Net Assets** | | | **100.0%** | **105,560,208** |

[a]  Securities payable on demand. Variable interest rate—subject to periodic change.

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **RAC** | Revenue Anticipation Certificates |
| **RAN** | Revenue Anticipation Notes | **RAW** | Revenue Anticipation Warrants |
| **RRR** | Resources Recovery Revenue | **SAAN** | State Aid Anticipation Notes |
| **SBPA** | Standby Bond Purchase Agreement | **SFHR** | Single Family Housing Revenue |
| **SFMR** | Single Family Mortgage Revenue | **SONYMA** | State of New York Mortgage Agency |
| **SWDR** | Solid Waste Disposal Revenue | **TAN** | Tax Anticipation Notes |
| **TAW** | Tax Anticipation Warrants | **TRAN** | Tax and Revenue Anticipation Notes |
| **XLCA** | XL Capital Assurance | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 96.2 |
| AAA,AA,A[b] | | Aaa,Aa,A[b] | | AAA,AA,A[b] | 3.8 |
| | | | | | **100.0** |

† *Based on total investments.*
[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 105,298,371 | 105,298,371 |
| Cash | | 186,795 |
| Interest receivable | | 514,714 |
| | | **105,999,880** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 42,802 |
| Dividends payable | | 247,807 |
| Payable for shares of Common Stock redeemed | | 88,430 |
| Bank loan payable–Note 2 | | 60,000 |
| Interest payable–Note 2 | | 633 |
| | | **439,672** |
| **Net Assets ($)** | | **105,560,208** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 105,562,995 |
| Accumulated net realized gain (loss) on investments | | (2,787) |
| **Net Assets ($)** | | **105,560,208** |

### Net Asset Value Per Share

| | Investor Shares | Class R Shares |
|---|---|---|
| Net Assets ($) | 27,092,909 | 78,467,299 |
| Shares Outstanding | 27,094,664 | 78,470,044 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **1,462,419** |
| **Expenses:** | |
| Management fee–Note 3(a) | 235,757 |
| Distribution fees (Investor Shares)–Note 3(b) | 21,936 |
| Interest expense–Note 2 | 6,560 |
| **Total Expenses** | **264,253** |
| **Investment Income–Net, representing net increase in net assets resulting from operations** | **1,198,166** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| **Investment Income–Net, representing net increase in net assets resulting from operations** | **1,198,166** | **1,889,475** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Investor shares | (262,517) | (329,546) |
| Class R shares | (935,649) | (1,559,929) |
| **Total Dividends** | **(1,198,166)** | **(1,889,475)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Investor shares | 31,040,337 | 50,313,039 |
| Class R shares | 153,165,491 | 306,768,966 |
| Dividends reinvested: | | |
| Investor shares | 257,658 | 322,055 |
| Class R shares | 144,413 | 211,747 |
| Cost of shares redeemed: | | |
| Investor shares | (26,375,347) | (54,844,830) |
| Class R shares | (140,030,675) | (366,630,677) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **18,201,877** | **(63,859,700)** |
| **Total Increase (Decrease) in Net Assets** | **18,201,877** | **(63,859,700)** |
| **Net Assets ($):** | | |
| Beginning of Period | 87,358,331 | 151,218,031 |
| **End of Period** | **105,560,208** | **87,358,331** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| **Investor Shares** | (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .012 | .015 | .004 | .004 | .009 | .026 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.012) | (.015) | (.004) | (.004) | (.009) | (.026) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.40[a] | 1.48 | .44 | .44 | .87 | 2.60 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .71[a] | .71 | .71 | .70 | .71 | .71 |
| Ratio of net investment income to average net assets | 2.39[a] | 1.44 | .43 | .45 | .86 | 2.64 |
| Net Assets, end of period ($ X 1,000) | 27,093 | 22,170 | 26,380 | 31,311 | 31,902 | 26,955 |

[a] Annualized

*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income–net | .013 | .017 | .006 | .006 | .011 | .028 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.013) | (.017) | (.006) | (.006) | (.011) | (.028) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.60[a] | 1.69 | .64 | .65 | 1.07 | 2.78 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .51[a] | .51 | .51 | .50 | .51 | .51 |
| Ratio of net investment income to average net assets | 2.59[a] | 1.60 | .60 | .65 | 1.07 | 2.72 |
| Net Assets, end of period ($ X 1,000) | 78,467 | 65,188 | 124,838 | 249,243 | 317,102 | 341,092 |

[a]  *Annualized*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek income, consistent with stability of principal, that is exempt from federal income tax. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expense attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,787 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average amount of borrowings outstanding under the line of credit during the period ended April 30, 2006 was approximately $272,500 with a related weighted average annualized interest rate of 4.85%.

## NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds")

attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board Meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets (currently limited by the Company's Board of Directors to .20%) attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended April 30, 2006, Investor shares were charged $21,936 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $38,528 and Rule 12b-1 distribution plan fees $4,274.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of

retail, no-load tax-exempt money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail tax-exempt money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was generally at or below the Performance Group median and lower than the Performance Universe median for each of the periods. The Board noted the rank of the fund's total return within the Performance Group for each period and discussed that when the fund's performance was below median there was a spread of only a few basis points between the fund's performance and median performance. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which showed improvement over the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio, including Rule 12b-1 fees, was lower than the Expense Group median but higher than the Expense Universe median, and excluding Rule 12b-1 or other service fees, was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if

the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus**
**Municipal Reserves**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  1-800-645-6561

**Mail**  The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail**  Send your request to info@dreyfus.com

**Internet**  Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0324SA0406

# Dreyfus Disciplined Stock Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION

The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Disciplined Stock Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Sean Fitzgibbon, Portfolio Manager

### How did Dreyfus Disciplined Stock Fund perform relative to its benchmark?

For the six–month period ended April 30, 2006, the fund produced a total return of 10.82%.[1] For the same period, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, produced a total return of 9.63%.[2]

We attribute the market's rise primarily to sustained U.S. and global economic growth, which enabled a wide range of companies to deliver stronger-than-expected earnings. The fund outperformed its benchmark, primarily on the strength of its stock selection strategy in the market's more robust sectors, including the financials, industrials and energy areas.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies.

The fund invests in a diversified portfolio of large-cap companies that we believe meet our standards for value and growth. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 500 Index.

In addition to identifying what we believe are attractive investment opportunities, our approach has been designed to manage the risks associated with modifying the fund's sector and industry exposure often in an effort to capitalize on those sectors and industries currently in favor. We do not believe that the advantages of attempting to rotate in and out of various industry sectors outweigh the risks of such moves.

Instead, our goal is to minimize these risks by being fully invested and remaining industry and sector neutral in relation to the S&P 500 Index.

The result is a broadly diversified portfolio of carefully selected stocks. At the end of the reporting period, the fund held positions in approximately 93 stocks across 9 economic sectors. Our 10 largest holdings accounted for approximately 27% of the portfolio, so that the fund's performance was not overly dependent on any one stock but was determined by a large number of securities.

## What other factors influenced the fund's performance?

While favorable economic conditions lifted most market sectors, the financials, industrials and energy areas proved to be particularly well-positioned in an expanding economy during the reporting period. Strong security selections enabled the fund to outperform its benchmark in each of these sectors.

In the financials group, we de-emphasized interest rate-sensitive banks and insurers, focusing instead on brokerage and asset management firms, such as E*TRADE Financial, Goldman Sachs Group and Lehman Brothers Holdings, that benefited from greater activity in the capital markets. Among industrial companies, we targeted businesses positioned to help emerging nations develop their industrial infra-structures, including Caterpillar, Eaton and Emerson Electric. In the energy area, we emphasized oilfield service companies, such as Weatherford International and GlobalSantaFe, that we believed would benefit from higher commodity prices. The fund also produced above-average returns in the consumer cyclicals area, mainly by avoiding the struggling automobile industry.

However, investments in other sectors provided mixed results. Good individual stock selections in the technology sector, such as communications semiconductor maker Broadcom, slightly enhanced performance compared to the benchmark. In the health care area, one of market's weaker sectors, gains in life science companies Thermo Electron and Fisher Scientific International helped offset declines in other holdings, such as biotechnology firm Amgen. On the other hand, the fund's

lighter-than-average exposure to the telecommunications services sector prevented it from participating fully in the area's recent gains. Finally, in the consumer staples area, a pullback in food and tobacco giant Altria Group, one of the fund's better performers during the prior reporting period, undermined returns.

## What is the fund's current strategy?

As of the end of April 2006, we have continued to find attractive investment opportunities among large-cap stocks, which generally offered reasonable valuations compared to smaller-cap stocks. However, we remain cautious with regard to the potential impact of high energy prices and rising interest rates on consumer spending. Accordingly, we have shifted the fund's emphasis in consumer-related areas away from retailers and toward providers of consumer staples, which historically have provided steadier growth. At the same time, uncertainty regarding the future of oil and gas prices led us to trim the fund's energy exposure to a position that is in line with the benchmark.

We have found relatively few opportunities among telecommunications services companies, which face a challenging competitive environment. Within the financials sector, we have continued to focus on capital markets-oriented businesses, maintaining relatively light exposure to the more interest rate-sensitive areas, such as banks and insurance. In other sectors, we have invested in individual companies and industries that appear well-positioned for an environment of more modest economic growth.

May 15, 2006

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through April 4, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Disciplined Stock Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    4.70 |
| Ending value (after expenses) | $1,108.20 |

## COMPARING YOUR FUND'S EXPENSES
##   WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    4.51 |
| Ending value (after expenses) | $1,020.33 |

† *Expenses are equal to the fund's annualized expense ratio of .90%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks–100.1% | Shares | Value ($) |
|---|---:|---:|
| **Consumer Discretionary–11.0%** | | |
| Advance Auto Parts | 159,790 | 6,426,754 |
| Cendant | 562,150 | 9,798,274 |
| Circuit City Stores | 169,770 | 4,880,888 |
| Coach | 138,760 a | 4,581,855 |
| Hilton Hotels | 430,720 | 11,603,597 |
| Home Depot | 220,060 | 8,786,996 |
| JC Penney | 142,850 | 9,350,961 |
| McDonald's | 330,390 | 11,421,582 |
| Omnicom Group | 59,790 | 5,381,698 |
| Target | 279,430 | 14,837,733 |
| Time Warner | 531,660 | 9,250,884 |
| Walt Disney | 351,550 | 9,829,338 |
| | | **106,150,560** |
| **Consumer Staples–10.0%** | | |
| Altria Group | 434,770 | 31,807,773 |
| Cadbury Schweppes, ADR | 360,930 b | 14,422,763 |
| CVS | 352,490 | 10,476,003 |
| Kroger | 352,920 a | 7,150,159 |
| PepsiCo | 212,470 | 12,374,253 |
| Procter & Gamble | 350,079 | 20,378,098 |
| | | **96,609,049** |
| **Energy–10.1%** | | |
| Chevron | 129,510 | 7,902,700 |
| ConocoPhillips | 231,840 | 15,510,096 |
| Devon Energy | 202,532 | 12,174,199 |
| Exxon Mobil | 560,240 | 35,339,939 |
| GlobalSantaFe | 95,840 | 5,866,366 |
| Marathon Oil | 64,850 | 5,146,496 |
| Weatherford International | 289,200 a | 15,307,356 |
| | | **97,247,152** |
| **Financial–23.1%** | | |
| Accenture, Cl. A | 166,140 | 4,829,690 |
| Allstate | 111,590 | 6,303,719 |
| American International Group | 140,130 | 9,143,482 |
| Bank of America | 602,250 | 30,064,320 |
| Capital One Financial | 55,890 | 4,842,310 |
| Chubb | 117,820 | 6,072,443 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| CIT Group | 184,920 | 9,987,529 |
| Citigroup | 347,280 | 17,346,636 |
| E*Trade Financial | 345,770 a | 8,602,758 |
| Hartford Financial Services Group | 111,590 | 10,258,469 |
| JPMorgan Chase & Co. | 721,550 | 32,743,939 |
| Lehman Brothers Holdings | 44,500 | 6,726,175 |
| Merrill Lynch & Co. | 201,170 | 15,341,224 |
| Morgan Stanley | 176,230 | 11,331,589 |
| PNC Financial Services Group | 84,830 | 6,062,800 |
| Prudential Financial | 164,370 | 12,842,228 |
| Wachovia | 363,980 | 21,784,203 |
| WR Berkley | 43,390 | 1,623,654 |
| Zions Bancorporation | 82,540 | 6,853,296 |
| | | **222,760,464** |
| **Health Care–11.9%** | | |
| AmerisourceBergen | 202,680 | 8,745,642 |
| Amgen | 168,590 a | 11,413,543 |
| Barr Pharmaceuticals | 113,240 a | 6,856,682 |
| Becton, Dickinson & Co. | 76,210 | 4,804,278 |
| Fisher Scientific International | 141,000 a | 9,947,550 |
| IMS Health | 185,090 b | 5,030,746 |
| Johnson & Johnson | 225,030 | 13,189,008 |
| Medtronic | 162,900 b | 8,164,548 |
| Novartis, ADR | 181,990 | 10,466,245 |
| Pfizer | 330,034 | 8,359,761 |
| Thermo Electron | 131,620 a | 5,072,635 |
| WellPoint | 149,370 a | 10,605,270 |
| Wyeth | 249,770 | 12,156,306 |
| | | **114,812,214** |
| **Industrial–12.3%** | | |
| Burlington Northern Santa Fe | 123,660 | 9,834,680 |
| Eaton | 74,000 | 5,672,100 |
| Emerson Electric | 180,090 | 15,298,646 |
| Empresa Brasileira de Aeronautica, ADR | 148,980 | 5,784,893 |
| General Electric | 832,300 | 28,789,257 |
| Ingersoll-Rand, Cl. A | 112,820 | 4,935,875 |
| Lockheed Martin | 109,480 | 8,309,532 |
| Nabors Industries | 144,300 a | 5,386,719 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Industrial (continued)** | | |
| Norfolk Southern | 160,080 | 8,644,320 |
| Rockwell Automation | 66,720 | 4,834,531 |
| Textron | 51,740 | 4,654,013 |
| United Technologies | 182,730 | 11,477,271 |
| US Airways Group | 103,280 a | 4,467,893 |
| | | **118,089,730** |
| **Information Technology−14.0%** | | |
| Amphenol, Cl. A | 113,730 | 6,573,594 |
| Autodesk | 139,740 a | 5,874,670 |
| Broadcom, Cl. A | 148,685 a | 6,112,440 |
| Cisco Systems | 998,070 a | 20,909,567 |
| Citrix Systems | 127,300 a | 5,081,816 |
| Hewlett-Packard | 497,770 | 16,162,592 |
| International Business Machines | 192,600 | 15,858,684 |
| Microsoft | 1,074,610 | 25,951,832 |
| NCR | 137,420 a | 5,414,348 |
| Qualcomm | 316,560 | 16,252,190 |
| Texas Instruments | 295,820 | 10,267,912 |
| | | **134,459,645** |
| **Materials−2.9%** | | |
| Air Products & Chemicals | 75,560 | 5,177,371 |
| Dow Chemical | 115,680 | 4,697,765 |
| EI Du Pont de Nemours & Co. | 89,970 | 3,967,677 |
| Energizer Holdings | 75,780 a | 3,876,147 |
| PPG Industries | 45,960 | 3,084,835 |
| Smurfit-Stone Container | 204,480 a | 2,648,016 |
| Steel Dynamics | 78,870 | 4,924,643 |
| | | **28,376,454** |
| **Utilities−4.8%** | | |
| AT & T | 303,800 | 7,962,598 |
| Constellation Energy Group | 131,360 | 7,214,291 |
| Mettler-Toledo International | 78,260 a | 5,071,248 |
| PG & E | 354,050 | 14,105,352 |
| Sempra Energy | 260,080 | 11,968,882 |
| | | **46,322,371** |
| **Total Common Stocks** | | |
| (cost $806,611,022) | | **964,827,639** |

| Other Investments−.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,932,000) | 1,932,000 c | **1,932,000** |
| **Investment of Cash Collateral for Securities Loaned−1.0%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $10,144,570) | 10,144,570 c | **10,144,570** |
| **Total Investments** (cost $818,687,592) | **101.3%** | **976,904,209** |
| **Liabilities, Less Cash and Receivables** | **(1.3%)** | **(12,817,697)** |
| **Net Assets** | **100.0%** | **964,086,512** |

*ADR—American Depository Receipts*

a *Non-income producing security.*

b *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $9,887,889 and the total market value of the collateral held by the fund is $10,144,570.*

c *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 23.1 | Consumer Staples | 10.0 |
| Information Technology | 14.0 | Utilities | 4.8 |
| Industrial | 12.3 | Materials | 2.9 |
| Health Care | 11.9 | Money Market Investments | 1.2 |
| Consumer Discretionary | 11.0 | | |
| Energy | 10.1 | | **101.3** |

† *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $9,887,889)–Note 1 (b): | | |
| Unaffiliated issuers | 806,611,022 | 964,827,639 |
| Affiliated issuers | 12,076,570 | 12,076,570 |
| Cash | | 727,996 |
| Receivable for investment securities sold | | 5,109,358 |
| Dividends and interest receivable | | 880,268 |
| Receivable for shares of Capital Stock subscribed | | 23,835 |
| | | **983,645,666** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 754,168 |
| Liability for securities on loan–Note 1(c) | | 10,144,570 |
| Payable for investment securities purchased | | 7,831,355 |
| Payable for shares of Capital Stock redeemed | | 827,742 |
| Interest payable–Note 2 | | 1,319 |
| | | **19,559,154** |
| **Net Assets ($)** | | **964,086,512** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 745,728,405 |
| Accumulated undistributed investment income–net | | 2,113,444 |
| Accumulated net realized gain (loss) on investments | | 58,028,046 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 158,216,617 |
| **Net Assets ($)** | | **964,086,512** |
| **Shares Outstanding** | | |
| (165 million shares of $.001 par value Capital Stock authorized) | | 26,908,713 |
| **Net Asset Value,** offering and redemption price per share ($) | | **35.83** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $24,908 foreign taxes withheld at source) | 9,434,955 |
| Interest | 81,198 |
| Income from securities lending | 11,410 |
| **Total Income** | **9,527,563** |
| **Expenses:** | |
| Management fee–Note 3(a) | 4,432,781 |
| Distribution fees–Note 3(b) | 492,531 |
| Loan commitment fees–Note 2 | 6,413 |
| Interest expense–Note 2 | 3,619 |
| **Total Expenses** | **4,935,344** |
| Less–reduction in management fee | |
| due to undertaking–Note 3(a) | (456,987) |
| **Net Expenses** | **4,478,357** |
| **Investment Income–Net** | **5,049,206** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 88,996,884[a] |
| Net unrealized appreciation (depreciation) on investments | 10,368,413 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **99,365,297** |
| **Net Increase in Net Assets Resulting from Operations** | **104,414,503** |

[a] *On November 30, 2005, the fund had a redemption-in-kind with total proceeds in the amount of $108,823,950. The net realized gain of the transaction of $18,302,417 will not be realized for tax purposes.*

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 5,049,206 | 12,464,115 |
| Net realized gain (loss) on investments | 88,996,884 | 174,300,681 |
| Net unrealized appreciation<br>(depreciation) on investments | 10,368,413 | (75,561,955) |
| **Net Increase (Decrease) in Net Assets<br>Resulting from Operations** | **104,414,503** | **111,202,841** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income—net** | **(5,959,812)** | **(12,094,805)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 23,293,580 | 37,753,554 |
| Dividends reinvested | 5,502,554 | 11,217,917 |
| Cost of shares redeemed | (239,102,306) | (317,485,159) |
| **Increase (Decrease) in Net Assets<br>from Capital Stock Transactions** | **(210,306,172)** | **(268,513,688)** |
| **Total Increase (Decrease) in Net Assets** | **(111,851,481)** | **(169,405,652)** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,075,937,993 | 1,245,343,645 |
| **End of Period** | **964,086,512** | **1,075,937,993** |
| Undistributed investment income—net | 2,113,444 | 3,024,050 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 673,051 | 1,185,850 |
| Shares issued for dividends reinvested | 163,169 | 356,546 |
| Shares redeemed | (7,009,853) | (9,947,373) |
| **Net Increase (Decrease) in Shares Outstanding** | **(6,173,633)** | **(8,404,977)** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 32.52 | 30.02 | 28.64 | 25.06 | 29.57 | 42.34 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .17 | .34 | .19 | .17 | .12 | .05 |
| Net realized and unrealized gain (loss) on investments | 3.34 | 2.46 | 1.38 | 3.58 | (4.53) | (10.87) |
| Total from Investment Operations | 3.51 | 2.80 | 1.57 | 3.75 | (4.41) | (10.82) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.20) | (.30) | (.19) | (.17) | (.10) | (.03) |
| Dividends from net realized gain on investments | − | − | − | − | − | (1.92) |
| Total Distributions | (.20) | (.30) | (.19) | (.17) | (.10) | (1.95) |
| Net asset value, end of period | 35.83 | 32.52 | 30.02 | 28.64 | 25.06 | 29.57 |
| **Total Return (%)** | 10.82[b] | 9.37 | 5.54 | 14.99 | (14.96) | (26.63) |
| **Ratios/ Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[b] | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Ratio of net expense to average net assets | .45[b] | .90 | .93 | 1.00 | 1.00 | 1.00 |
| Ratio of net investment income to average net assets | .51[b] | 1.06 | .66 | .66 | .41 | .16 |
| Portfolio Turnover Rate | 39.53[b] | 68.42 | 79.49 | 50.96 | 41.46 | 53.68 |
| Net Assets, end of period ($ x 1,000) | 964,087 | 1,075,938 | 1,245,344 | 1,464,281 | 1,560,441 | 2,362,569 |

[a]   Based on average shares outstanding at each month end.
[b]   Not annualized.
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Disciplined Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before

the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund

to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $29,648,391 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $22,663,398 of the carryover expires in fiscal 2010 and $6,984,993 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005, were as follows: ordinary income $12,094,805. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2006 was approximately $146,400, with a related weighted average annualized interest rate of 4.99%.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-

interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average daily net assets from November 1, 2005 through April 4, 2006. Effective April 5, 2006, the Manager has agreed to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets, until April 4, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $456,987 during the period ended April 30, 2006.

**(b) Distribution plan:** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .10% of the value of the fund's average daily net assets to compensate Mellon and the Manager for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of fund shares. During the period ended April 30, 2006, the fund was charged $492,531 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $713,336 and Rule 12b-1 distribution plan fees $79,017, which are offset against an expense reimbursement currently in effect in the amount of $38,185.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $393,890,745 and $598,514,846, respectively.

At April 30, 2006, accumulated net unrealized appreciation on investments was $158,216,617, consisting of $166,161,659 gross unrealized appreciation and $7,945,042 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional

large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company
data. The Board was provided with a description of the methodology
Lipper used to select the Performance Group and Performance
Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that
the fund's total return performance was variously above and below the
Performance Group and Performance Universe medians for the periods. A representative of the Manager noted the portfolio management
change in October 2004, when Sean Fitzgibbon became the fund's
primary portfolio manager, and that the fund's total return performance for the one- and two-year periods ended November 30, 2005
was higher than the Performance Group and Performance Universe
medians. A representative of the Manager also provided the Board with
the fund's total return performance and the quartile, percentile and
rank of the fund within its Lipper category (as provided by Lipper) for
periods ended December 31, 2005, which were generally consistent
with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and
expense ratio and reviewed the range of management fees and expense
ratios as compared to a comparable group of funds (the "Expense
Group") and a broader group of funds (the "Expense Universe"), each
selected and provided by Lipper. The Board noted that the fund was the
only fund in the Expense Group with a "unitary fee" structure. The
Board also noted that the Manager was voluntarily waiving a portion
of its management fee in the amount of 0.10% of the value of the fund's
average daily net assets until April 4, 2006, and that the fund's expense
ratio was lower than the Expense Group and Expense Universe medians with the voluntary waiver, above the Expense Group median and
generally at the Expense Universe median without the voluntary
waiver. Representatives of the Manager and the Board members agreed
that the Manager's voluntary waiver of a portion of the fund's management fee would be reduced to 0.05% of the value of the fund's average

daily net assets and continue until April 4, 2007, representing 5.6% of the contractual management fee.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board

members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the trend of improvement in fund's performance.

• The Board concluded that the fee paid by the fund to the Manager, particularly given the Manager's continuation of a portion of the fee waiver, was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus
Disciplined Stock Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0728SA0406

# Dreyfus Institutional Government Money Market Fund

**SEMIANNUAL REPORT** April 30, 2006



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Government Money Market Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus Institutional Government Money Market Fund perform during the period?

For the six-month period ended April 30, 2006, Dreyfus Institutional Government Money Market Fund produced a 4.07% annualized yield and, after taking into account the effects of compounding, an annualized effective yield of 4.14%.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. To pursue its goal, the fund normally invests at least 80% of its assets in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. The fund may also invest in repurchase agreements, including tri-party repurchase agreements.

### What other factors influenced the fund's performance?

When the reporting period began, the financial markets had already begun to recover from the aftermath of the Gulf Coast hurricanes. Although oil prices had spiked to more than $70 per barrel, the Federal Reserve Board (the "Fed") defied many analysts' expectations and, instead of pausing to assess the hurricanes' damage to the U.S. economy, implemented its eleventh consecutive rate hike since June 2004, increasing the federal funds rate to 3.75% at its September meeting.

By the time the Fed next raised interest rates in early November, the move was widely expected, especially after the announcement that U.S. GDP had expanded at a 4.3% annualized rate during the third quarter of 2005. December saw the creation of 108,000 new jobs and a decline in the unemployment rate to 4.9%, further evidence that the U.S. economy remained on solid footing. However, when the Fed implemented its final rate increase of 2005 at its December meeting to

4.25%, a change in the language in its announcement of the increase convinced some analysts that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, indicating in its statement that "some further policy firming may be needed…." This language was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

The employment report for February showed a better-than-expected increase of 243,000 workers, helping to alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown. In addition, despite higher short-term interest rates and new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon that in the past had been considered a harbinger of recession.

By the end of March, however, it has become apparent that fears of a slowdown probably were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors seeking competitive yields from high-quality notes and bonds. Accordingly, few investors were surprised when the Fed implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75% in late March. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economy might be stronger than many analysts previously expected. Despite some

slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales suggested that the economy continued to grow at a relatively brisk pace.

In this environment, most investors have focused primarily on securities at the shorter-end of the money market maturity spectrum. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

## What is the fund's current strategy?

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

May 15, 2006

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Government Money Market Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    1.50 |
| Ending value (after expenses) | $1,020.30 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    1.51 |
| Ending value (after expenses) | $1,023.31 |

† *Expenses are equal to the fund's annualized expense ratio of .30%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| U.S. Government Agencies–68.4% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| Federal Home Loan Bank System | | | |
| 5/10/06 | 4.65 | 10,000,000 a | 9,999,898 |
| 5/17/06 | 4.72 | 40,000,000 | 39,916,445 |
| 6/14/06 | 4.81 | 40,000,000 | 39,766,800 |
| Federal National Mortgage Association | | | |
| 6/21/06 | 4.80 | 30,000,000 | 29,798,550 |
| **Total U.S. Government Agencies** | | | |
| (cost $119,481,693) | | | **119,481,693** |

| Repurchase Agreements–32.2% | | | |
|---|---|---|---|
| Barclays Financial LLC | | | |
| dated 4/28/2006, due 5/1/2006 | | | |
| in the amount of $13,004,983 | | | |
| (fully collateralized by $12,699,000 | | | |
| U.S. Treasury Notes, 6%, | | | |
| due 8/15/2009, | | | |
| value $13,260,724) | 4.60 | 13,000,000 | 13,000,000 |
| Citigroup Global Markets Holdings Inc. | | | |
| dated 4/28/2006, due 5/1/2006 | | | |
| in the amount of $21,008,330 | | | |
| (fully collateralized by $21,085,000 | | | |
| Federal Home Loan Bank System, | | | |
| Bonds, 4.80%, due 5/2/2008, | | | |
| value $21,421,657) | 4.76 | 21,000,000 | 21,000,000 |
| Credit Suisse (USA) Inc. | | | |
| dated 4/28/2006, due 5/1/2006 | | | |
| in the amount of $21,008,243 | | | |
| (fully collateralized by $22,045,000 | | | |
| U.S. Treasury Notes, 3.625%, | | | |
| due 7/15/2009, | | | |
| value $21,423,206) | 4.71 | 21,000,000 | 21,000,000 |

| Repurchase Agreements (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| Goldman, Sachs & Co. dated 4/28/2006, due 5/1/2006 in the amount of $1,300,503 (fully collateralized by $1,327,000 U.S. Treasury Notes, 2.875%, due 11/30/2006, value $1,326,441) | 4.64 | 1,300,000 | 1,300,000 |
| **Total Repurchase Agreements** (cost $56,300,000) | | | **56,300,000** |
| **Total Investments** (cost $175,781,693) | **100.6%** | | **175,781,693** |
| **Liabilities, Less Cash and Receivables** | **(.6%)** | | **(1,019,788)** |
| **Net Assets** | **100.0%** | | **174,761,905** |

[a]   *Variable rate security—interest rate subject to periodic change.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government Agencies | 68.4 | Repurchase Agreements | 32.2 |
| | | | **100.6** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including | | |
| Repurchase Agreements of $56,300,000)–Note 1(b) | 175,781,693 | 175,781,693 |
| Interest receivable | | 124,391 |
| | | **175,906,084** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 32,964 |
| Cash overdraft due to Custodian | | 479,066 |
| Dividend payable | | 632,149 |
| | | **1,144,179** |
| **Net Assets ($)** | | **174,761,905** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 174,802,789 |
| Accumulated net realized gain (loss) on investments | | (40,884) |
| **Net Assets ($)** | | **174,761,905** |
| **Shares Outstanding** | | |
| (2 billion shares of $.001 par value Capital Stock authorized) | | 174,802,789 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Month Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **4,029,600** |
| **Expenses:** | |
| Management fee–Note 3(a) | 138,530 |
| Shareholder servicing costs–Note 3(b) | 138,530 |
| **Total Expenses** | **277,060** |
| **Investment Income–Net** | **3,752,540** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **1,747** |
| **Net Increase in Net Assets Resulting from Operations** | **3,754,287** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 3,752,540 | 6,071,431 |
| Net realized gain (loss) on investments | 1,747 | – |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,754,287** | **6,071,431** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income—net** | **(3,752,540)** | **(6,071,431)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 600,159,048 | 2,264,738,490 |
| Dividends reinvested | – | 7 |
| Cost of shares redeemed | (608,408,571) | (2,290,537,754) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(8,249,523)** | **(25,799,257)** |
| **Total Increase (Decrease) in Net Assets** | **(8,247,776)** | **(25,799,257)** |
| **Net Assets ($):** | | |
| Beginning of Period | 183,009,681 | 208,808,938 |
| **End of Period** | **174,761,905** | **183,009,681** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .020 | .026 | .009 | .009 | .016 | .045 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.020) | (.026) | (.009) | (.009) | (.016) | (.045) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 4.09[a] | 2.58 | .89 | .93 | 1.66 | 4.59 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .30[a] | .30 | .30 | .30 | .30 | .30 |
| Ratio of net investment income to average net assets | 4.06[a] | 2.57 | .83 | .97 | 1.65 | 4.08 |
| Net Assets, end of period ($ x 1,000) | 174,762 | 183,010 | 208,809 | 329,410 | 822,496 | 624,020 |

[a]  Annualized.
See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Government Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal and conservative investment risk by investing principally in high quality money market instruments issued or guaranteed by the U.S. Government and its agencies and instrumentalities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest

income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $42,631 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $10,982 of the carryover expires in fiscal 2006 and $31,649 expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2006, the fund did not borrow under the line of credit.

### NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested

Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and the Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out of pocket expenses. With respect to the Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets annually to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended April 30, 2006, the fund was charged $138,530 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $16,482 and shareholder services plan fees $16,482.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of institutional U.S. Government money market funds (the "Performance

Group") and to a larger universe of funds, consisting of all institutional U.S. Government money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was generally higher than the Performance Group and Performance Universe medians for each of the periods. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which were generally consistent with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee and expense ratio were lower than their respective Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's per-

formance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the

profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus Institutional Government Money Market Fund**

200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0919SA0406

# Dreyfus Institutional Prime Money Market Fund

**SEMIANNUAL REPORT** April 30, 2006



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Prime Money Market Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus Institutional Prime Money Market Fund perform during the period?

For the six-month period ended April 30, 2006, Dreyfus Institutional Prime Money Market Fund produced a 4.13% annualized yield and, after taking into account the effects of compounding, an annualized effective yield of 4.21%.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with the stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by U.S. or foreign banks or their subsidiaries or branches; repurchase agreements, including tri–party repurchase agreements; asset–backed securities; domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest.

### What other factors influenced the fund's performance?

When the reporting period began, the financial markets had already begun to recover from the aftermath of the Gulf Coast hurricanes. Although oil prices had spiked to more than $70 per barrel, the Federal Reserve Board (the "Fed") defied many analysts' expectations and, instead of pausing to assess the hurricanes' damage to the U.S. economy, implemented its eleventh consecutive rate hike since June 2004, increasing the federal funds rate to 3.75% at its September meeting.

By the time the Fed next raised interest rates in early November, the move was widely expected, especially after the announcement that U.S. GDP had expanded at a 4.3% annualized rate during the third

quarter of 2005. December saw a decline in the unemployment rate to 4.9%, confirming that the U.S. economy remained on solid footing. However, when the Fed raised rates to 4.25% at its December meeting, a change in the language of its accompanying announcement convinced many investors that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, indicating in its statement that "some further policy firming may be needed…." This language was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

The employment report for February showed a better-than-expected increase of 243,000 workers, helping to alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown. In addition, despite new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon that in the past had been considered a harbinger of recession.

By the end of March, however, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75% in late March. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economy might be stronger than many analysts previously expected. Despite some

slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales suggested that the economy continued to grow at a relatively brisk pace.

In this environment, most investors have focused primarily on securities at the shorter-end of the money market maturity spectrum. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

## What is the fund's current strategy?

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

May 15, 2006

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Prime Money Market Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 1.50 |
| Ending value (after expenses) | $1,020.70 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 1.51 |
| Ending value (after expenses) | $1,023.31 |

† Expenses are equal to the fund's annualized expense ratio of .30%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Negotiable Bank Certificates of Deposit—5.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| Bank of the West<br>4.93%, 6/30/06 | 10,000,000 | 10,000,000 |
| First Tennessee Bank N.A. Memphis<br>4.90%, 6/28/06 | 10,000,000 | 10,000,000 |
| **Total Negotiable Bank Certificates Of Deposit**<br>(cost $20,000,000) | | **20,000,000** |

| Commercial Paper—56.7% | | |
|---|---|---|
| Abbey National North America LLC<br>4.79%, 5/8/06 | 10,000,000 | 9,990,735 |
| Bank of America Corp.<br>5.02%, 6/28/06 | 10,000,000 | 9,919,815 |
| CBA (Delaware) Finance Inc.<br>4.92%, 6/30/06 | 10,000,000 | 9,919,000 |
| Cullinan Finance Ltd.<br>4.93%, 6/29/06 | 15,000,000 [a] | 14,880,279 |
| Daimler Chrysler Revolving Auto Conduit LLC<br>4.93%, 6/28/06 | 15,000,000 | 14,882,308 |
| Deutsche Bank Financial LLC<br>4.82%, 5/1/06 | 10,000,000 | 10,000,000 |
| Dexia Delaware LLC<br>4.92%, 6/27/06 | 7,100,000 | 7,045,366 |
| HBOS Treasury Services PLC<br>4.92%, 6/30/06 | 10,000,000 | 9,919,000 |
| HSH Nordbank AG<br>4.93%, 6/30/06 | 15,000,000 [a] | 14,878,250 |
| Intesa Funding LLC<br>4.78%, 5/9/06 | 10,000,000 | 9,989,422 |
| Landesbank Baden-Wuerttemberg<br>4.79%, 5/8/06 | 10,000,000 | 9,990,725 |
| Mont Blanc Capital Corp.<br>4.79%, 5/8/06 | 10,000,000 [a] | 9,990,725 |
| Prudential Funding LLC<br>4.83%, 5/1/06 | 10,000,000 | 10,000,000 |
| Societe Generale N.A. Inc.<br>4.92%, 6/30/06 | 10,000,000 | 9,919,083 |
| Solitaire Funding Ltd.<br>4.93%, 6/22/06 | 10,000,000 [a] | 9,929,656 |
| UBS Finance Delaware LLC<br>4.82%, 5/1/06 | 10,000,000 | 10,000,000 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Variable Funding Capital Company, LLC<br>4.78%, 5/8/06 | 10,000,000 [a] | 9,990,744 |
| Yorktown Capital, LLC<br>4.79%, 5/8/06 | 10,000,000 [a] | 9,990,725 |
| **Total Commercial Paper**<br>(cost $191,235,833) | | **191,235,833** |

### Corporate Notes—3.0%

| | | |
|---|---|---|
| Wells Fargo & Co.<br>4.81%, 6/12/06<br>(cost $10,001,582) | 10,000,000 [b] | **10,001,582** |

### Short-Term Bank Notes—3.0%

| | | |
|---|---|---|
| Washington Mutual Bank<br>4.96%, 5/26/06<br>(cost $10,000,000) | 10,000,000 [b] | **10,000,000** |

### Time Deposits—3.0%

| | | |
|---|---|---|
| Key Bank U.S.A., N.A. (Grand Cayman)<br>4.85%, 5/1/06<br>(cost $10,000,000) | 10,000,000 | **10,000,000** |

### Repurchase Agreements—28.8%

| | | |
|---|---|---|
| Citigroup Global Markets Holdings Inc.<br>4.76%, dated 4/28/2006, due 5/1/2006 in the amount of $40,015,867 (fully collateralized by $40,160,000 Federal Home Loan Bank System, Bonds, 4.80%, due 5/2/2008, value $40,801,221) | 40,000,000 | 40,000,000 |
| Credit Suisse (USA) Inc.<br>4.78%, dated 4/28/2006, due 5/1/2006 in the amount of $40,015,933 (fully collateralized by $75,209,000 U.S. Treasury Strips, due 8/15/2011-8/15/2022, value $40,801,387) | 40,000,000 | 40,000,000 |

| Repurchase Agreements (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Goldman, Sachs & Co. 4.70%, dated 4/28/2006, due 5/1/2006 in the amount of $17,006,658 (fully collateralized by $17,305,000 Federal Home Loan Bank System, Bonds, 5.375%, due 2/23/2011, value $17,343,155) | 17,000,000 | 17,000,000 |
| **Total Repurchase Agreements** (cost $97,000,000) | | **97,000,000** |
| **Total Investments** (cost $338,237,415) | **100.4%** | **338,237,415** |
| **Liabilities, Less Cash and Receivables** | **(.4%)** | **(1,194,086)** |
| **Net Assets** | **100.0%** | **337,043,329** |

a  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $69,660,379 or 20.7% of net assets.

b  Variable rate security—interest rate subject to periodic change.

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 50.9 | Asset-Backed/Structured | |
| Repurchase Agreements | 28.8 | Investment Vehicles | 4.4 |
| Asset-Backed/Multi-Seller Programs | 5.9 | Asset-Backed Certificates | 3.0 |
| Asset Backed/Single Seller | 4.4 | Insurance | 3.0 |
| | | | **100.4** |

†  Based on net assets.

See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments (including Repurchase Agreements of $97,000,000)—Note 1(b) | 338,237,415 | 338,237,415 |
| Interest receivable | | 204,696 |
| | | **338,442,111** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(b) | | 66,730 |
| Cash overdraft due to Custodian | | 10,988 |
| Dividend payable | | 1,321,064 |
| | | **1,398,782** |
| **Net Assets ($)** | | **337,043,329** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 337,043,540 |
| Accumulated net realized gain (loss) on investments | | (211) |
| **Net Assets ($)** | | **337,043,329** |
| **Shares Outstanding** | | |
| (2 billion shares of $.001 par value Capital Stock authorized) | | 337,043,540 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **7,035,725** |
| **Expenses:** | |
| Management fee–Note 3(a) | 237,347 |
| Shareholder servicing costs–Note 3(b) | 237,346 |
| **Total Expenses** | **474,693** |
| **Investment Income–Net, representing net increase in net assets resulting from operations** | **6,561,032** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 6,561,032 | 10,338,944 |
| Net realized gain (loss) on investments | − | (211) |
| **Net Increase (Decrease) in Net Assets**<br>   **Resulting from Operations** | **6,561,032** | **10,338,733** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income−net** | **(6,561,032)** | **(10,344,206)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 1,200,737,939 | 3,044,637,478 |
| Dividends reinvested | 344,594 | 793,476 |
| Cost of shares redeemed | (1,168,815,819) | (3,233,102,830) |
| **Increase (Decrease) in Net Assets**<br>   **from Capital Stock Transactions** | **32,266,714** | **(187,671,876)** |
| **Total Increase (Decrease) in Net Assets** | **32,266,714** | **(187,677,349)** |
| **Net Assets ($):** | | |
| Beginning of Period | 304,776,615 | 492,453,964 |
| **End of Period** | **337,043,329** | **304,776,615** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .020 | .026 | .009 | .010 | .017 | .047 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.020) | (.026) | (.009) | (.010) | (.017) | (.047) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 4.17[a] | 2.64 | .93 | .98 | 1.68 | 4.76 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .30[a] | .30 | .30 | .30 | .30 | .30 |
| Ratio of net investment income to average net assets | 4.15[a] | 2.56 | .93 | .98 | 1.66 | 4.69 |
| Net Assets, end of period ($ x 1,000) | 337,043 | 304,777 | 492,454 | 562,529 | 720,952 | 670,915 |

[a]   Annualized.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Prime Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $211 available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the line of credit.

### NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested

Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to off-set a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets annually to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended April 30, 2006, the fund was charged $237,346 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $33,365 and shareholder servicing plan fees $33,365.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of institutional money market funds (the "Performance Group") and to a

larger universe of funds, consisting of all institutional money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was higher than the Performance Group and Performance Universe medians for each of the periods. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which were generally consistent with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee and expense ratio were lower than their respective Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee

information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges deter-

mined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

• The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

NOTES

# For More Information

## Dreyfus Institutional Prime Money Market Fund

200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

## Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0922SA0406

# Dreyfus Institutional U.S. Treasury Money Market Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional U.S. Treasury Money Market Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus Institutional U.S. Treasury Money Market Fund perform during the period?

For the six-month period ended April 30, 2006, Dreyfus Institutional U.S. Treasury Money Market Fund produced a 3.93% annualized yield and, after taking into account the effects of compounding, an annualized effective yield of 4.00%.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. To pursue this goal, the fund invests exclusively in a portfolio of direct obligations of U.S. Treasury as well as repurchase agreements that are secured by U.S. Treasuries.

### What other factors influenced the fund's performance?

When the reporting period began, the financial markets had already begun to recover from the Gulf Coast hurricanes. Although oil prices had spiked to more than $70 per barrel, the Federal Reserve Board (the "Fed") defied many analysts' expectations and, instead of pausing to assess the hurricanes' damage to the U.S. economy, implemented its eleventh consecutive rate hike since June 2004, increasing the federal funds rate to 3.75% at its September meeting.

By the time the Fed next raised interest rates in early November, the move was widely expected, especially after the announcement that U.S. GDP had expanded at a 4.3% annualized rate during the third quarter of 2005. December saw a decline in the unemployment rate to 4.9%, confirming that the U.S. economy remained on solid footing. However, when the Fed raised rates to 4.25% at its December meeting, a change in its accompanying announcement convinced many investors that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, indicating in its statement that "some further policy firming may be needed…."

The employment report for February showed a better-than-expected increase of 243,000 workers, helping to alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown. In addition, despite new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon that in the past had been considered a harbinger of recession.

By the end of March, however, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75% in late March. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economy might be stronger than many analysts previously expected. Despite some slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales suggested that the economy continued to grow at a relatively brisk pace.

In this environment, most investors have focused primarily on securities at the shorter-end of the money market maturity spectrum. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

## What is the fund's current strategy?

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

May 15, 2006

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional U.S. Treasury Money Market Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    1.50 |
| Ending value (after expenses) | $1,019.60 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    1.51 |
| Ending value (after expenses) | $1,023.31 |

† *Expenses are equal to the fund's annualized expense ratio of .30%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| U.S. Treasury Bills−39.0% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| 5/11/06 <br> (cost $99,878,056) | 4.40 | 100,000,000 | **99,878,056** |
| **U.S. Treasury Notes−23.4%** | | | |
| 5/15/06 <br> (cost $59,999,685) | 4.52 | 60,000,000 | **59,999,685** |
| **Repurchase Agreements−37.3%** | | | |
| Citigroup Global Markets Holdings Inc. <br> dated 4/28/2006, due 5/1/2006 in the <br> amount of $38,014,630 (fully collateralized <br> by $58,006,486 U.S. Treasury Strips, due <br> 8/15/2013-8/15/2017, value $38,760,000) | 4.62 | 38,000,000 | 38,000,000 |
| Credit Suisse (USA) Inc. <br> dated 4/28/2006, due 5/1/2006 in the <br> amount of $38,014,915 (fully collateralized <br> by $39,885,000 U.S. Treasury Notes, 3.625%, <br> due 7/15/2009, value $38,760,016) | 4.71 | 38,000,000 | 38,000,000 |
| Goldman, Sachs & Co. <br> dated 4/28/2006, due 5/1/2006 in the <br> amount of $19,507,540 (fully collateralized <br> by $20,353,000 U.S. Treasury Bills, <br> due 10/19/2006, value $19,890,376) | 4.64 | 19,500,000 | 19,500,000 |
| **Total Repurchase Agreements** <br> (cost $95,500,000) | | | **95,500,000** |
| **Total Investments** (cost $255,377,741) | **99.7%** | | **255,377,741** |
| **Cash and Receivables (Net)** | **.3%** | | **678,871** |
| **Net Assets** | **100.0%** | | **256,056,612** |

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasury | 62.4 | Repurchase Agreements | 37.3 |
| | | | **99.7** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities-See Statement of Investments (including Repurchase Agreements of $95,500,000)–Note1(b) | 255,377,741 | 255,377,741 |
| Cash | | 472,318 |
| Interest receivable | | 1,317,264 |
| | | **257,167,323** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 73,470 |
| Dividend payable | | 1,037,241 |
| | | **1,110,711** |
| **Net Assets ($)** | | **256,056,612** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 256,062,186 |
| Accumulated net realized gain (loss) on investments | | (5,574) |
| **Net Assets ($)** | | **256,056,612** |
| **Shares Outstanding** | | |
| (2 billion shares of $.001 par value Capital Stock authorized) | | 256,062,186 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Month Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **5,773,527** |
| **Expenses:** | |
| Management fee–Note 3(a) | 204,146 |
| Shareholder servicing costs–Note 3(b) | 204,146 |
| **Total Expenses** | **408,292** |
| **Investment Income–Net** | **5,365,235** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **(4,518)** |
| **Net Increase in Net Assets Resulting from Operations** | **5,360,717** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 5,365,235 | 6,819,460 |
| Net realized gain (loss) on investments | (4,518) | – |
| **Net Increase (Decrease) in Net Assets**<br>  **Resulting from Operations** | **5,360,717** | **6,819,460** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(5,365,235)** | **(6,830,927)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 1,058,231,966 | 2,207,242,612 |
| Dividends reinvested | 13,059 | 15,240 |
| Cost of shares redeemed | (1,058,986,900) | (2,295,289,925) |
| **Increase (Decrease) in Net Assets**<br>  **from Capital Stock Transactions** | **(741,875)** | **(88,032,073)** |
| **Total Increase (Decrease) in Net Assets** | **(746,393)** | **(88,043,540)** |
| **Net Assets ($):** | | |
| Beginning of Period | 256,803,005 | 344,846,545 |
| **End of Period** | **256,056,612** | **256,803,005** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income—net | .019 | .024 | .008 | .009 | .016 | .044 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.019) | (.024) | (.008) | (.009) | (.016) | (.044) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 3.95a | 2.45 | .84 | .88 | 1.59 | 4.53 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .30a | .30 | .30 | .30 | .30 | .30 |
| Ratio of net investment income to average net assets | 3.94a | 2.37 | .84 | .89 | 1.56 | 4.52 |
| Net Assets, end of period ($ x 1,000) | 256,057 | 256,803 | 344,847 | 541,549 | 615,142 | 420,096 |

a   Annualized.
See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS (Unaudited)

### NOTE 1—Significant Accounting Policies:

Dreyfus Institutional U.S. Treasury Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal and conservative investment risk by investing in direct obligations of the U.S. Treasury and repurchase agreements secured by such obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest

income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-

visions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The Fund has an unused capital loss carryover of $1,056 available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2006, the fund did not borrow under the line of credit.

### NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder

servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and the Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out of pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended April 30, 2006, the fund was charged $204,146 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, pro-vided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $36,735 and shareholder services plan fees $36,735.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of institutional U.S. Treasury money market funds (the "Performance

Group") and to a larger universe of funds, consisting of all institutional U.S. Treasury money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was higher than the Performance Group and Performance Universe medians for each of the periods. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which were generally consistent with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee and expense ratio were lower than their respective Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's per-

formance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's

assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

• The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus Institutional
U.S. Treasury
Money Market Fund**
200 Park Avenue
New York, NY 10166

### Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

### Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

### Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0930SA0406

# Dreyfus
# Money Market
# Reserves

**SEMIANNUAL REPORT** April 30, 2006



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Money Market Reserves, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



# DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus Money Market Reserves perform during the period?

For the six-month period ended April 30, 2006, the fund's Investor shares produced an annualized yield of 3.75%, and its Class R shares produced an annualized yield of 3.95%. Taking into account the effects of compounding, the annualized effective yields for the fund's Investor shares and Class R shares were 3.81% and 4.02%, respectively.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest.

### What other factors influenced the fund's performance?

When the reporting period began, the financial markets had already begun to recover from the aftermath of the Gulf Coast hurricanes. Although oil prices had spiked to more than $70 per barrel, the Federal Reserve Board (the "Fed") defied many analysts' expectations and, instead of pausing to assess the hurricanes' damage to the U.S. economy, implemented its eleventh consecutive rate hike since June 2004, increasing the federal funds rate to 3.75% at its September meeting.

By the time the Fed next raised interest rates in early November, the move was widely expected, especially after the announcement that U.S. GDP had expanded at a 4.3% annualized rate during the third

quarter of 2005. December saw a decline in the unemployment rate to 4.9%, confirming that the U.S. economy remained on solid footing. However, when the Fed raised rates to 4.25% at its December meeting, a change in the language of its accompanying announcement convinced many investors that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, indicating in its statement that "some further policy firming may be needed…." This language was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

The employment report for February showed a better-than-expected increase of 243,000 workers, helping to alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown. In addition, despite new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon that in the past had been considered a harbinger of recession.

By the end of March, however, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75% in late March. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economy might be stronger than many analysts previously expected. Despite some slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales suggested that the economy continued to grow at a relatively brisk pace.

**4**

In this environment, most investors have focused primarily on securities at the shorter-end of the money market maturity spectrum. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

## What is the fund's current strategy?

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

May 15, 2006

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Reserves from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2006

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $ 3.50 | $ 2.50 |
| Ending value (after expenses) | $1,018.70 | $1,019.70 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $ 3.51 | $ 2.51 |
| Ending value (after expenses) | $1,021.32 | $1,022.32 |

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor Shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS
April 30, 2006 (Unaudited)

| Negotiable Bank Certificates of Deposit—14.4% | Principal Amount ($) | Value ($) |
|---|---|---|
| Bank of the West<br>4.92%, 6/30/06 | 20,000,000 | 20,000,000 |
| First Tennessee Bank N.A. Memphis<br>4.90%, 6/28/06 | 16,000,000 | 16,000,000 |
| Washington Mutual Bank<br>5.00%, 7/26/06 | 10,000,000 a | 9,999,338 |
| Wells Fargo Bank, NA<br>4.92%, 6/30/06 | 20,000,000 | 20,000,000 |
| **Total Negotiable Bank Certificates of Deposit**<br>(cost $65,999,338) | | **65,999,338** |

| Commercial Paper—53.0% | | |
|---|---|---|
| Abbey National North America LLC<br>4.79%, 5/8/06 | 15,000,000 | 14,986,102 |
| ANZ (DE) Inc.<br>4.90%, 6/23/06 | 16,000,000 | 15,886,109 |
| CBA (Delaware) Finance Inc.<br>4.92%, 6/30/06 | 20,000,000 | 19,838,000 |
| Cullinan Finance Ltd.<br>4.90%, 6/22/06 | 20,000,000 b | 19,860,178 |
| Deutsche Bank Financial LLC<br>4.82%, 5/1/06 | 15,000,000 | 15,000,000 |
| Goldman Sachs Group Inc.<br>4.83%, 5/25/06 | 10,000,000 | 10,000,000 |
| HBOS Treasury Services PLC<br>4.92%, 6/30/06 | 15,000,000 | 14,878,500 |
| HSH Nordbank AG<br>4.93%, 6/30/06 | 5,000,000 b | 4,959,417 |
| Intesa Funding LLC<br>4.78%, 5/9/06 | 15,000,000 | 14,984,133 |
| Landesbank Baden-Wuerttemberg<br>4.79%, 5/8/06 | 16,000,000 | 15,985,160 |
| Prudential Funding LLC<br>4.83%, 5/1/06 | 15,000,000 | 15,000,000 |
| Societe Generale N.A. Inc.<br>4.92%, 6/30/06 | 20,000,000 | 19,838,167 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Ticonderoga Master Funding Limited | | |
| 4.79%, 5/8/06 | 11,323,000 [b] | 11,312,498 |
| UBS Finance Delaware LLC | | |
| 4.82%, 5/1/06 | 15,000,000 | 15,000,000 |
| Unicredit Delaware Inc. | | |
| 4.90%, 6/23/06 | 16,000,000 | 15,886,109 |
| Variable Funding Capital Company, LLC | | |
| 4.78%, 5/8/06 | 19,000,000 [b] | 18,982,414 |
| **Total Commercial Paper** | | |
| (cost $242,396,787) | | **242,396,787** |

**Short-Term Bank Note—2.2%**

| | | |
|---|---|---|
| Barclays Bank PLC | | |
| 4.81%, 5/11/06 | | |
| (cost $9,999,959) | 10,000,000 [a] | **9,999,959** |

**Repurchase Agreements—30.5%**

| | | |
|---|---|---|
| Citigroup Global Markets Holdings Inc. | | |
| 4.76%, dated 4/28/2006, due 5/1/2006 | | |
| in the amount of $45,017,850 (fully collateralized | | |
| by $45,180,000 Federal Home Loan Bank, Bonds, | | |
| 4.80%, due 5/2/2008, value $45,901,374) | 45,000,000 | 45,000,000 |
| Goldman, Sachs & Co. | | |
| 4.65%, dated 4/28/2006, due 5/1/2006 | | |
| in the amount of $49,519,181 (fully collateralized | | |
| by $51,955,000 Federal Home Loan Bank, Bonds, | | |
| 3.50%-5.125%, due 4/25/2007-3/23/2010, | | |
| value $50,491,307) | 49,500,000 | 49,500,000 |

8

| Repurchase Agreements (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Greenwich Capital Markets | | |
| 4.75%, dated 4/28/2006, due 5/1/2006 | | |
| in the amount of $45,017,813 (fully collateralized | | |
| by $10,380,000 Federal Home Loan Bank System, | | |
| Bonds, 2.30%-4.0%, due 8/30/2006-6/26/2013, | | |
| value $9,960,992, $29,485,000 Federal Home | | |
| Loan Bank System, Notes, 0%, due 7/26/2006, | | |
| value $29,125,283, $970,000 Federal Home Loan | | |
| Mortgage Corp., Debs., 0%, due 11/29/2019, | | |
| value $450,138 and $6,160,000 Tennessee Valley | | |
| Authority, Bonds, 6.79%, due 5/23/2012, | | |
| value $6,364,485) | 45,000,000 | 45,000,000 |
| **Total Repurchase Agreements** | | |
| (cost $139,500,000) | | **139,500,000** |
| **Total Investments** (cost $457,896,084) | **100.1%** | **457,896,084** |
| **Liabilities, Less Cash and Receivables** | **(.1%)** | **(463,411)** |
| **Net Assets** | **100.0%** | **457,432,673** |

[a] Variable rate security—interest rate subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $55,114,507 or 12.1% of net assets.

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 59.8 | Insurance | 3.3 |
| Repurchase Agreements | 30.5 | Brokerage Firms | 2.2 |
| Asset-Backed/Structured | | | |
| Investment Vehicles | 4.3 | | **100.1** |

[†] Based on net assets.

See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including | | |
| Repurchase Agreements of $139,500,000)–Note 1(b) | 457,896,084 | 457,896,084 |
| Cash | | 925,420 |
| Interest receivable | | 444,616 |
| | | **459,266,120** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 233,787 |
| Dividend payable | | 1,588,974 |
| Payable for Capital Stock redeemed | | 10,686 |
| | | **1,833,447** |
| **Net Assets ($)** | | **457,432,673** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 457,433,276 |
| Accumulated net realized gain (loss) on investments | | (603) |
| **Net Assets ($)** | | **457,432,673** |

**Net Asset Value Per Share**

|  | Investor Shares | Class R Shares |
|---|---|---|
| Net Assets ($) | 293,694,368 | 163,738,305 |
| Shares Outstanding | 293,692,756 | 163,740,520 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **10,093,808** |
| **Expenses:** | |
| Management fee—Note 3(a) | 1,134,310 |
| Distribution fees (Investor Shares)—Note 3(b) | 302,036 |
| **Total Expenses** | **1,436,346** |
| **Investment Income—Net, representing net increase in net assets resulting from operations** | **8,657,462** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 8,657,462 | 11,021,161 |
| Net realized gain (loss) on investments | – | 640 |
| **Net Increase (Decrease) in Net Assets** | | |
| **Resulting from Operations** | **8,657,462** | **11,021,801** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Investor shares | (5,651,959) | (7,167,451) |
| Class R shares | (3,005,503) | (3,853,710) |
| **Total Dividends** | **(8,657,462)** | **(11,021,161)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Investor shares | 302,387,246 | 533,680,718 |
| Class R shares | 379,274,008 | 697,401,987 |
| Dividends reinvested: | | |
| Investor shares | 5,634,301 | 7,136,170 |
| Class R shares | 925,096 | 997,836 |
| Cost of shares redeemed: | | |
| Investor shares | (322,529,245) | (589,778,644) |
| Class R shares | (331,844,572) | (762,568,029) |
| **Increase (Decrease) in Net Assets** | | |
| **from Capital Stock Transactions** | **33,846,834** | **(113,129,962)** |
| **Total Increase (Decrease) in Net Assets** | **33,846,834** | **(113,129,322)** |
| **Net Assets ($):** | | |
| Beginning of Period | 423,585,839 | 536,715,161 |
| **End of Period** | **457,432,673** | **423,585,839** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| **Investor Shares** | (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income—net | .019 | .022 | .005 | .006 | .016 | .044 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.019) | (.022) | (.005) | (.006) | (.016) | (.044) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 3.77[a] | 2.23 | .54 | .64 | 1.58 | 4.47 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .70[a] | .70 | .70 | .70 | .70 | .70 |
| Ratio of net investment income to average net assets | 3.74[a] | 2.19 | .53 | .64 | 1.63 | 3.91 |
| Net Assets, end of period ($ X 1,000) | 293,694 | 308,202 | 357,163 | 379,265 | 432,816 | 871,945 |

[a]  Annualized.
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income–net | .020 | .024 | .007 | .008 | .018 | .046 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.020) | (.024) | (.007) | (.008) | (.018) | (.046) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 3.97[a] | 2.43 | .74 | .83 | 1.79 | 4.68 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[a] | .50 | .50 | .50 | .50 | .50 |
| Ratio of net investment income to average net assets | 3.96[a] | 2.38 | .72 | .84 | 1.82 | 4.54 |
| Net Assets, end of period ($ X 1,000) | 163,738 | 115,384 | 179,552 | 214,112 | 248,164 | 419,057 |

[a]  *Annualized.*

*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Money Market Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in a diversified portfolio of high-quality, short-term debt securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 2 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of

the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualifications is in the best interest of its shareholders, by complying with the applicable pro-visions of the Code, and to make distributions of taxable income suffi-cient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $603 available for fed-eral income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2012.

The tax character of all distributions paid to shareholders during the fiscal year ended October 31, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax pur-poses was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2006, the fund did not borrow under the line of credit.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third par-ties and/or affiliates to provide investment advisory, administrative, cus-

tody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor, for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended April 30, 2006, Investor shares were charged $302,036 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $184,875 and Rule 12b-1 distribution plan fees $48,912.

## INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load money market funds (the "Performance Group") and to

a larger universe of funds, consisting of all retail no-load money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was variously above and below the Performance Group median and higher than the Performance Universe median for each of the periods. The Board noted the rank of the fund's total return within the Performance Group for each period and discussed that when the fund's performance was below median there was generally a spread of only a few basis points between the fund's performance and median performance. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which showed improvement over the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee structure". The Board members noted that the fund's expense ratio, including Rule 12b-1 fees, was higher than the Expense Group and Expense Universe medians and, excluding Rule 12b-1 or other service fees, was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the

"Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis through-out the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

**24**

# For More Information

**Dreyfus**
**Money Market Reserves**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0317SA0406

# Dreyfus Premier Balanced Fund

**SEMIANNUAL REPORT** April 30, 2006



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Balanced Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Catherine Powers, Portfolio Managers

### How did Dreyfus Premier Balanced Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced total returns of 6.08% for Class A shares, 5.68% for Class B shares, 5.66% for Class C shares, 6.19% for Class R shares and 5.91% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index ("Lehman Aggregate Index"), provided a total return of 6.00% for the same period. Separately, the S&P 500 Index and the Lehman Aggregate Index provided total returns of 9.63% and 0.56%, respectively, for the same period.[2]

While stocks advanced in response to continued economic growth, rising interest rates generally held bonds in check. The fund roughly matched the benchmark's performance, with gains driven primarily by stocks in the financial, energy and industrial sectors.

### What is the fund's investment approach?

The fund seeks to outperform an unmanaged hybrid index, 60% of which is the S&P 500 Index and 40% of which is the Lehman Aggregate Index.

The fund is a balanced fund, with an allocation under normal circumstances of approximately 60% stocks and 40% bonds, corresponding to the fund's benchmark. However, the fund is permitted to invest up to 75%, and as little as 40%, of its total assets in stocks, and up to 60%, and as little as 25%, of its total assets in bonds.

When allocating assets between stocks and bonds, we assess the relative returns and risks of each asset class, using a model that analyzes several factors, including interest-rate-adjusted price-to-earnings ratios, the valuation and volatility levels of stocks relative to bonds, and economic factors such as interest rates.

We use a valuation model and fundamental analysis to select stocks based on: *value,* or how a stock is priced relative to its perceived intrinsic worth;

*growth,* in this case the sustainability or growth of earnings or cash flow; and *financial profile,* which measures the financial health of the company.

In choosing bonds, we review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund invests primarily in U.S. government securities, corporate bonds, mortgage-backed securities and asset-backed securities for its fixed-income portfolio. The average effective maturity of the fund's fixed-income portfolio normally will not exceed 10 years.

## What other factors influenced the fund's performance?

Moderate economic growth and rising interest rates produced a more positive environment for stocks than bonds during the reporting period. While the fund maintained greater exposure to stocks than its benchmark, weakness in a few holdings kept the fund's total returns in line with the benchmark. Specifically, in the health care sector, weakness among biotechnology and medical device stocks hurt holdings such as Genzyme and Alcon. Disappointments in the technology sector, such as Dell and Altera, which were sold during the reporting period, further undermined returns, as did light exposure to metals and mining stocks in the materials sector.

However, the fund delivered relatively strong returns in the financials area, where top performers included commercial banks, such as Bank of America and Wachovia; diversified financial services providers, such as JPMorgan Chase & Co.; and mortgage lenders, such as Countrywide Financial. An overweighted position and good stock selections in the energy sector, such as Weatherford International and Grant Prideco, enhanced returns. Industrial holdings further boosted relative performance, including electrical equipment maker Emerson Electric and conglomerate Textron, which was sold during the reporting period.

Bond prices began to fall during the second half of the reporting period due to mounting inflation concerns in the strong economy, erasing earlier gains. U.S. Treasury securities were especially sensitive to rising interest rates, while mortgage-backed securities and corporate

bonds fared somewhat better. Our emphasis on corporate bonds, especially those with "triple-B" credit ratings, performed well due to investors' ample appetite for risk. However, we avoided issuers likely to weaken their balance sheets due to increased share repurchases or potentially, a leveraged buyout. The fund's relatively light exposure to mortgage-backed securities detracted modestly from performance. Although we expected mortgage-backed securities to suffer as interest rates rose, they instead benefited from unusually low market volatility.

## What is the fund's current strategy?

In light of continuing economic growth and steadily increasing interest rates, we have maintained the fund's emphasis on stocks over bonds. The fund currently holds overweighted exposure to energy and health care stocks, and underweighted exposure to the consumer discretionary, technology, communications and utility sectors. We have begun to position the bond portfolio for the next phase of the credit cycle, including adopting a more index-like yield curve strategy. We have continued to emphasize corporate bonds, which we expect to benefit from strong business conditions, and de-emphasize mortgage-backed securities, which began to encounter heightened volatility late in the reporting period.

May 15, 2006

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 4, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LIPPER, INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.62 | $ 9.43 | $ 9.43 | $ 4.35 | $ 6.89 |
| Ending value (after expenses) | $1,060.80 | $1,056.80 | $1,056.60 | $1,061.90 | $1,059.10 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.51 | $ 9.25 | $ 9.25 | $ 4.26 | $ 6.76 |
| Ending value (after expenses) | $1,019.34 | $1,015.62 | $1,015.62 | $1,020.58 | $1,018.10 |

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.85% for Class B, 1.85% for Class C, .85% for Class R and 1.35% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks−62.5% | Shares | Value ($) |
|---|---|---|
| **Agricultural−1.7%** | | |
| Altria Group | 33,300 | **2,436,228** |
| **Banking−4.2%** | | |
| Bank of America | 68,900 | 3,439,488 |
| Wachovia | 41,900 | 2,507,715 |
| | | **5,947,203** |
| **Chemicals−1.7%** | | |
| Air Products & Chemicals | 16,500 | 1,130,580 |
| EI Du Pont de Nemours & Co. | 29,200 | 1,287,720 |
| | | **2,418,300** |
| **Consumer Products−1.0%** | | |
| Procter & Gamble | 24,200 | **1,408,682** |
| **Diversified Financial Services−7.9%** | | |
| Affiliated Managers Group | 13,500 [a,b] | 1,367,550 |
| Capital One Financial | 23,600 | 2,044,704 |
| Countrywide Financial | 56,200 | 2,285,092 |
| JPMorgan Chase & Co. | 70,800 | 3,212,904 |
| Merrill Lynch & Co. | 31,300 | 2,386,938 |
| | | **11,297,188** |
| **Electric Utilities−.9%** | | |
| PG & E | 12,300 | 490,032 |
| Southern | 23,700 | 763,851 |
| | | **1,253,883** |
| **Food & Beverages−1.4%** | | |
| Cadbury Schweppes, ADR | 22,600 | 903,096 |
| PepsiCo | 18,300 | 1,065,792 |
| | | **1,968,888** |
| **Health Care−7.2%** | | |
| Abbott Laboratories | 33,300 | 1,423,242 |
| Alcon | 12,800 | 1,301,888 |
| Amgen | 18,400 [b] | 1,245,680 |
| Caremark Rx | 13,500 | 614,925 |
| Genzyme | 14,700 [b] | 899,052 |
| Novartis, ADR | 25,500 | 1,466,505 |
| WellPoint | 20,300 [b] | 1,441,300 |
| Wyeth | 38,100 | 1,854,327 |
| | | **10,246,919** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Lodging & Entertainment—1.1%** | | |
| Hilton Hotels | 58,900 | **1,586,766** |
| **Manufacturing—5.5%** | | |
| 3M | 18,200 | 1,554,826 |
| Danaher | 28,600 | 1,833,546 |
| General Electric | 127,900 | 4,424,061 |
| | | **7,812,433** |
| **Media—.7%** | | |
| News, Cl. A | 60,700 | **1,041,612** |
| **Oil & Gas—8.1%** | | |
| Anadarko Petroleum | 11,100 | 1,163,502 |
| Chesapeake Energy | 24,700 | 782,496 |
| ConocoPhillips | 19,500 | 1,304,550 |
| Exxon Mobil | 65,000 | 4,100,200 |
| Grant Prideco | 24,800 [b] | 1,269,760 |
| Sempra Energy | 16,800 | 773,136 |
| Transocean | 13,000 [b] | 1,053,910 |
| Weatherford International | 22,300 [b] | 1,180,339 |
| | | **11,627,893** |
| **Property-Casualty Insurance—1.2%** | | |
| Axis Capital Holdings | 57,900 | **1,726,578** |
| **Retail—4.9%** | | |
| Advance Auto Parts | 32,400 | 1,303,128 |
| CVS | 57,100 | 1,697,012 |
| Home Depot | 32,700 | 1,305,711 |
| McDonald's | 28,200 | 974,874 |
| Target | 31,900 | 1,693,890 |
| | | **6,974,615** |
| **Technology—9.7%** | | |
| Adobe Systems | 26,000 [b] | 1,019,200 |
| Advanced Micro Devices | 28,000 [b] | 905,800 |
| Broadcom, Cl. A | 24,000 [b] | 986,640 |
| Citrix Systems | 19,200 [b] | 766,464 |
| Electronic Arts | 20,100 [b] | 1,141,680 |
| EMC/Massachusetts | 32,900 [b] | 444,479 |
| Emerson Electric | 19,500 | 1,656,525 |

## Common Stocks (continued)

| | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| Fisher Scientific International | 11,500 b | 811,325 |
| Google, Cl. A | 1,837 b | 767,756 |
| Intel | 36,100 | 721,278 |
| International Business Machines | 15,200 | 1,251,568 |
| Microchip Technology | 29,700 | 1,106,622 |
| Microsoft | 100,700 | 2,431,905 |
| | | **14,011,242** |
| **Telecommunications—4.2%** | | |
| AT & T | 46,900 | 1,229,249 |
| Cisco Systems | 66,700 b | 1,397,365 |
| Corning | 27,900 b | 770,877 |
| Motorola | 20,500 | 437,675 |
| Qualcomm | 27,800 | 1,427,252 |
| Verizon Communications | 23,800 | 786,114 |
| | | **6,048,532** |
| **Transportation—1.1%** | | |
| Burlington Northern Santa Fe | 19,100 | **1,519,023** |
| **Total Common Stocks** | | |
| (cost $77,815,757) | | **89,325,985** |

| Bonds and Notes—34.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense—.2%** | | | | |
| L-3 Communications, Gtd. Notes | 7.63 | 6/15/12 | 120,000 | 124,200 |
| L-3 Communications, Sr. Sub. Notes, Ser. B | 6.38 | 10/15/15 | 30,000 | 29,250 |
| Northrop Grumman, Gtd. Notes | 7.13 | 2/15/11 | 75,000 | 79,853 |
| Raytheon, Sr. Notes | 5.50 | 11/15/12 | 65,000 | 64,078 |
| | | | | **297,381** |
| **Agricultural—.2%** | | | | |
| Altria Group, Notes | 7.00 | 11/4/13 | 270,000 | **286,751** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Certificates/ Automobile Receivables–1.3%** | | | | |
| Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 195,000 | 191,711 |
| WFS Financial Owner Trust, Ser. 2003-3, Cl. A4 | 3.25 | 5/20/11 | 1,600,000 | 1,573,634 |
| WFS Financial Owner Trust, Ser. 2005-2, Cl. B | 4.57 | 11/19/12 | 105,000 | 103,230 |
| | | | | **1,868,575** |
| **Asset-Backed Certificates/ Home Equity Loans–2.0%** | | | | |
| Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6 | 5.14 | 1/25/34 | 175,000 | 172,925 |
| Residential Asset Mortgage Products, Ser. 2003-RS8, Cl. AI4 | 4.22 | 10/25/08 | 1,600,000 | 1,594,607 |
| Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2 | 4.15 | 8/25/35 | 1,081,000 | 1,072,122 |
| Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3 | 5.83 | 5/25/35 | 75,000 | 73,976 |
| | | | | **2,913,630** |
| **Asset-Backed Certificates/ Manufactured Housing–.1%** | | | | |
| Green Tree Financial, Ser. 1994-7, Cl. M1 | 9.25 | 3/15/20 | 150,248 | **156,505** |
| **Auto Manufacturing–.1%** | | | | |
| DaimlerChrysler NA Holding, Notes | 4.88 | 6/15/10 | 50,000 | 48,298 |
| DaimlerChrysler NA Holding, Gtd. Notes | 8.50 | 1/18/31 | 60,000 | 69,749 |
| | | | | **118,047** |
| **Automotive, Trucks & Parts–.0%** | | | | |
| Johnson Controls, Sr. Notes | 5.25 | 1/15/11 | 30,000 | **29,466** |
| **Banking–1.4%** | | | | |
| Chevy Chase Bank FSB, Sub. Notes | 6.88 | 12/1/13 | 105,000 | 108,675 |
| Chuo Mitsui Trust & Banking, Sub. Notes | 5.51 | 12/29/49 | 200,000 [c,d] | 187,384 |
| Colonial Bank NA/Montgomery, AL, Sub. Notes | 8.00 | 3/15/09 | 40,000 | 41,883 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banking (continued)** | | | | |
| Northern Rock, Sub. Notes | 5.60 | 4/29/49 | 190,000 c,d | 182,963 |
| Rabobank Capital Funding II, Bonds | 5.26 | 12/29/49 | 490,000 c,d | 465,577 |
| Resona Bank, Notes | 5.85 | 9/29/49 | 130,000 c,d | 124,387 |
| Sovereign Bancorp, Sr. Notes | 4.80 | 9/1/10 | 140,000 c | 134,921 |
| Sumitomo Mitsui Banking, Notes | 5.63 | 7/29/49 | 100,000 c,d | 95,697 |
| USB Capital IX, Gtd. Notes | 6.19 | 3/29/49 | 110,000 d | 108,811 |
| Washington Mutual, Sub. Notes | 4.63 | 4/1/14 | 355,000 | 322,316 |
| Wells Fargo & Co., Sub. Notes | 6.38 | 8/1/11 | 95,000 a | 98,676 |
| Zions Bancorporation, Sub. Notes | 6.00 | 9/15/15 | 140,000 | 139,849 |
| | | | | **2,011,139** |
| **Building & Construction–.2%** | | | | |
| American Standard, Gtd. Notes | 7.38 | 2/1/08 | 85,000 | 87,238 |
| American Standard, Gtd. Notes | 7.63 | 2/15/10 | 120,000 | 126,293 |
| | | | | **213,531** |
| **Chemicals–.5%** | | | | |
| ICI Wilmington, Gtd. Notes | 5.63 | 12/1/13 | 190,000 | 184,102 |
| Lubrizol, Debs | 6.50 | 10/1/34 | 200,000 | 194,561 |
| Lubrizol, Sr. Notes | 4.63 | 10/1/09 | 145,000 | 140,637 |
| RPM International, Sr. Notes | 4.45 | 10/15/09 | 110,000 | 104,917 |
| RPM International, Bonds | 6.25 | 12/15/13 | 140,000 | 138,111 |
| | | | | **762,328** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial & Professional Services–.2%** | | | | |
| Erac USA Finance, Bonds | 5.60 | 5/1/15 | 90,000 c | 86,341 |
| Erac USA Finance, Notes | 7.95 | 12/15/09 | 50,000 c | 53,670 |
| RR Donnelley & Sons, Notes | 4.95 | 4/1/14 | 200,000 | 181,867 |
| | | | | **321,878** |
| **Commercial Mortgage Pass-Through Certificates–1.2%** | | | | |
| Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2 | 4.25 | 7/10/43 | 250,000 | 245,540 |
| Calwest Industrial Trust, Ser. 2002-CALW, Cl. A | 6.13 | 2/15/17 | 275,000 c | 283,391 |
| Crown Castle Towers, Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 70,000 c | 68,139 |
| Global Signal Trust, Ser. 2006-1, Cl. D | 6.05 | 2/15/36 | 90,000 c | 89,439 |
| Global Signal Trust, Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 35,000 c | 34,969 |
| JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2 | 5.20 | 12/15/44 | 200,000 | 198,010 |
| Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2 | 4.96 | 7/12/38 | 145,000 | 142,253 |
| Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2 | 5.40 | 11/12/37 | 45,000 | 44,692 |
| Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2 | 5.09 | 10/12/52 | 150,000 | 147,669 |
| Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A | 3.83 | 1/25/35 | 519,116 c | 496,782 |
| | | | | **1,750,884** |
| **Diversified Financial Services–2.2%** | | | | |
| Amvescap, Gtd. Notes | 5.38 | 2/27/13 | 180,000 | 172,806 |
| Bear Stearns Cos., Notes | 4.50 | 10/28/10 | 100,000 a | 96,013 |
| Boeing Capital, Sr. Notes | 7.38 | 9/27/10 | 160,000 | 171,545 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| CIT Group, Sr. Notes | 4.75 | 8/15/08 | 135,000 | 133,205 |
| Countrywide Home Loans, Gtd. Notes, Ser. L | 4.00 | 3/22/11 | 80,000 | 74,080 |
| Credit Suisse USA, Notes | 5.13 | 8/15/15 | 135,000 a | 127,721 |
| Glencore Funding, Gtd. Notes | 6.00 | 4/15/14 | 225,000 c | 212,503 |
| Goldman Sachs Group, Notes | 4.50 | 6/15/10 | 140,000 | 134,926 |
| HSBC Finance Capital Trust IX, Notes | 5.91 | 11/30/35 | 410,000 d | 396,810 |
| International Lease Finance, Notes | 4.75 | 1/13/12 | 205,000 | 195,051 |
| Jefferies Group, Sr. Notes | 5.50 | 3/15/16 | 210,000 | 197,426 |
| John Deere Capital, Sr. Notes, Ser. D | 4.40 | 7/15/09 | 90,000 | 87,339 |
| JPMorgan Chase & Co., Sub. Notes | 5.13 | 9/15/14 | 260,000 a | 247,732 |
| Lehman Brothers Holdings, Notes | 5.50 | 4/4/16 | 50,000 a | 48,393 |
| MBNA, Notes | 6.13 | 3/1/13 | 220,000 | 225,578 |
| Mizuho JGB Investment, Bonds, Ser. A | 9.87 | 12/29/49 | 115,000 c,d | 124,462 |
| Morgan Stanley, Sub. Notes | 4.75 | 4/1/14 | 155,000 a | 143,577 |
| Nuveen Investments, Sr. Notes | 5.00 | 9/15/10 | 80,000 | 77,053 |
| Residential Capital, Gtd. Notes | 6.13 | 11/21/08 | 45,000 | 44,832 |
| Residential Capital, Sr. Unscd. Notes | 6.38 | 6/30/10 | 130,000 | 129,565 |
| Residential Capital, Sub. Notes | 6.90 | 4/17/09 | 135,000 c,d | 135,026 |
| | | | | **3,175,643** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Metals & Mining–.3%** | | | | |
| Falconbridge, Bonds | 5.38 | 6/1/15 | 20,000 | 18,638 |
| Falconbridge, Notes | 6.00 | 10/15/15 | 55,000 | 53,554 |
| Ispat Inland, Scd. Notes | 9.75 | 4/1/14 | 10,000 | 11,266 |
| Southern Copper, Sr. Notes | 7.50 | 7/27/35 | 110,000 [a] | 106,975 |
| Teck Cominco, Notes | 7.00 | 9/15/12 | 150,000 | 158,118 |
| | | | | **348,551** |
| **Electric Utilities–.6%** | | | | |
| Appalachian Power, Bonds, Ser. H | 5.95 | 5/15/33 | 75,000 | 68,712 |
| Appalachian Power, Notes | 6.38 | 4/1/36 | 100,000 | 97,199 |
| Consumers Energy, First Mortgage | 5.00 | 2/15/12 | 235,000 | 225,219 |
| Dominion Resources/VA, Sr. Unscd. Notes, Ser. E | 7.20 | 9/15/14 | 185,000 | 197,553 |
| FirstEnergy, Notes, Ser. B | 6.45 | 11/15/11 | 85,000 | 87,755 |
| Mirant North America, Sr. Notes | 7.38 | 12/31/13 | 58,000 [c] | 58,508 |
| Nevada Power, Mortgage Notes | 5.95 | 3/15/16 | 20,000 [c] | 19,406 |
| Nisource Finance, Gtd. Notes | 5.25 | 9/15/17 | 100,000 | 92,439 |
| Sierra Pacific Power, Mortgage Notes | 6.25 | 4/15/12 | 60,000 | 60,115 |
| | | | | **906,906** |
| **Environmental Control–.4%** | | | | |
| Republic Services, Notes | 6.09 | 3/15/35 | 250,000 | 235,175 |
| Waste Management, Gtd. Notes | 6.88 | 5/15/09 | 75,000 | 77,861 |
| Waste Management, Sr. Notes | 7.00 | 7/15/28 | 175,000 | 182,135 |
| | | | | **495,171** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Food & Beverages−.2%** | | | | |
| HJ Heinz, | | | | |
| Notes | 6.43 | 12/1/20 | 60,000 c | 61,007 |
| Safeway, | | | | |
| Sr. Unscd. Debs | 7.25 | 2/1/31 | 110,000 | 114,588 |
| Stater Brothers Holdings, | | | | |
| Sr. Notes | 8.13 | 6/15/12 | 65,000 | 65,325 |
| Tyson Foods, | | | | |
| Sr. Unscd. Notes | 6.60 | 4/1/16 | 50,000 | 49,137 |
| | | | | **290,057** |
| **Foreign Government−.7%** | | | | |
| Argentina Bonos, | | | | |
| Bonds | 4.89 | 8/3/12 | 180,000 d | 150,660 |
| Banco Nacional de Desenvolvimento | | | | |
| Economico e Social, Unsub. Notes | 5.73 | 6/16/08 | 190,000 d | 187,863 |
| Export-Import Bank of Korea, | | | | |
| Sr. Notes | 4.50 | 8/12/09 | 175,000 | 169,959 |
| Republic of Peru, | | | | |
| Bonds | 8.38 | 5/3/16 | 45,000 a | 49,230 |
| Republic of South Africa, | | | | |
| Notes | 9.13 | 5/19/09 | 230,000 | 252,923 |
| United Mexican States, | | | | |
| Notes | 6.63 | 3/3/15 | 130,000 a | 134,940 |
| | | | | **945,575** |
| **Health Care−.5%** | | | | |
| Coventry Health Care, | | | | |
| Sr. Notes | 5.88 | 1/15/12 | 145,000 | 142,825 |
| HCA, | | | | |
| Sr. Notes | 6.95 | 5/1/12 | 130,000 | 131,096 |
| Medco Health Solutions, | | | | |
| Sr. Notes | 7.25 | 8/15/13 | 50,000 | 53,398 |
| Quest Diagnostics, | | | | |
| Gtd. Notes | 5.13 | 11/1/10 | 55,000 | 53,836 |
| Teva Pharmaceutical Finance, | | | | |
| Gtd. Notes | 6.15 | 2/1/36 | 85,000 | 78,789 |
| UnitedHealth Group, | | | | |
| Sr. Unscd. Notes | 5.38 | 3/15/16 | 135,000 a | 129,789 |
| WellPoint, | | | | |
| Unscd. Notes | 5.00 | 1/15/11 | 70,000 | 68,265 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Health Care (continued)** | | | | |
| Wyeth, | | | | |
|   Notes | 6.95 | 3/15/11 | 95,000 | 100,286 |
| | | | | **758,284** |
| **Lodging & Entertainment−.2%** | | | | |
| MGM Mirage, | | | | |
|   Gtd. Notes | 6.00 | 10/1/09 | 65,000 | 64,431 |
| Mohegan Tribal Gaming Authority, | | | | |
|   Sr. Notes | 6.13 | 2/15/13 | 110,000 | 107,388 |
| Station Casinos, | | | | |
|   Sr. Notes | 6.00 | 4/1/12 | 130,000 | 127,075 |
| | | | | **298,894** |
| **Media−.7%** | | | | |
| British Sky Broadcasting, | | | | |
|   Gtd. Notes | 6.88 | 2/23/09 | 320,000 | 330,556 |
| Comcast, | | | | |
|   Gtd. Notes | 5.50 | 3/15/11 | 200,000 | 198,164 |
| News America Holdings, | | | | |
|   Debs | 7.70 | 10/30/25 | 130,000 | 139,603 |
| Time Warner, | | | | |
|   Gtd. Notes | 6.75 | 4/15/11 | 145,000 | 150,489 |
| Univision Communications, | | | | |
|   Gtd. Notes | 7.85 | 7/15/11 | 160,000 | 167,165 |
| Viacom, | | | | |
|   Sr. Notes | 5.75 | 4/30/11 | 45,000 c | 44,735 |
| | | | | **1,030,712** |
| **Oil & Gas−.5%** | | | | |
| Amerada Hess, | | | | |
|   Unscd. Notes | 6.65 | 8/15/11 | 125,000 a | 130,448 |
| Enterprise Products Operating, | | | | |
|   Sr. Notes, Ser. B | 5.60 | 10/15/14 | 220,000 | 211,062 |
| ONEOK, | | | | |
|   Notes | 5.20 | 6/15/15 | 65,000 | 61,193 |
| Pemex Project Funding Master | | | | |
|   Trust, Gtd. Notes | 5.75 | 12/15/15 | 100,000 c | 94,925 |
| XTO Energy, | | | | |
|   Sr. Notes | 7.50 | 4/15/12 | 155,000 | 168,707 |
| | | | | **666,335** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Packaging & Containers−.2%** | | | | |
| Crown Americas & Crown Americas Capital, Sr. Notes | 7.63 | 11/15/13 | 90,000 c | 92,700 |
| Crown Americas & Crown Americas Capital, Sr. Notes | 7.75 | 11/15/15 | 50,000 c | 51,625 |
| Sealed Air, Notes | 5.63 | 7/15/13 | 100,000 c | 97,300 |
| | | | | **241,625** |
| **Paper & Forest Products−.3%** | | | | |
| Georgia-Pacific, Sr. Notes | 8.00 | 1/15/24 | 130,000 | 130,325 |
| Sappi Papier Holding, Gtd. Notes | 6.75 | 6/15/12 | 45,000 c | 42,848 |
| Temple-Inland, Bonds | 6.63 | 1/15/18 | 90,000 a | 91,288 |
| Westvaco, Unscd. Debs | 7.95 | 2/15/31 | 85,000 | 91,839 |
| Weyerhaeuser, Unscd. Debs | 7.13 | 7/15/23 | 70,000 | 71,243 |
| | | | | **427,543** |
| **Property-Casualty Insurance−.6%** | | | | |
| Ace Capital Trust II, Gtd. Bonds | 9.70 | 4/1/30 | 75,000 | 96,753 |
| AEGON Funding, Gtd. Notes | 5.75 | 12/15/20 | 140,000 | 135,767 |
| AON Capital Trust A, Gtd. Notes | 8.21 | 1/1/27 | 85,000 | 94,296 |
| Assurant, Sr. Notes | 6.75 | 2/15/34 | 125,000 | 125,688 |
| ING Groep, Bonds | 5.78 | 12/29/49 | 110,000 d | 105,544 |
| MetLife, Sr. Unscd. Notes | 5.00 | 6/15/15 | 310,000 | 291,043 |
| Phoenix Cos., Sr. Unscd. Notes | 6.68 | 2/16/08 | 55,000 | 55,359 |
| | | | | **904,450** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Real Estate Investment Trusts–1.4%** | | | | |
| Archstone-Smith Operating Trust, Sr. Unscd. Notes | 5.25 | 5/1/15 | 150,000 | 142,403 |
| Arden Realty, Notes | 5.25 | 3/1/15 | 125,000 | 120,400 |
| Boston Properties, Sr. Notes | 5.00 | 6/1/15 | 135,000 | 125,441 |
| Duke Realty, Sr. Notes | 5.88 | 8/15/12 | 440,000 | 442,823 |
| EOP Operating, Sr. Notes | 7.00 | 7/15/11 | 195,000 | 205,340 |
| ERP Operating, Notes | 5.13 | 3/15/16 | 80,000 | 74,875 |
| ERP Operating, Notes | 5.25 | 9/15/14 | 40,000 | 38,289 |
| ERP Operating, Unscd. Notes | 5.38 | 8/1/16 | 30,000 | 28,584 |
| Federal Realty Investment Trust, Sr. Unscd. Bonds | 5.65 | 6/1/16 | 75,000 | 72,380 |
| Healthcare Realty Trust, Sr. Notes | 5.13 | 4/1/14 | 155,000 | 143,744 |
| Mack-Cali Realty, Bonds | 5.80 | 1/15/16 | 110,000 | 105,916 |
| Mack-Cali Realty, Notes | 5.25 | 1/15/12 | 100,000 | 96,801 |
| Mack-Cali Realty, Unscd. Notes | 5.05 | 4/15/10 | 70,000 | 67,899 |
| National Retail Properties, Sr. Unscd. Notes | 6.15 | 12/15/15 | 50,000 | 48,655 |
| Regency Centers, Gtd. Notes | 5.25 | 8/1/15 | 45,000 | 42,284 |
| Simon Property Group, Notes | 4.88 | 8/15/10 | 175,000 | 170,235 |
| | | | | **1,926,069** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Residential Mortgage Pass-Through Certificates—1.4%** | | | | |
| Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7 | 5.25 | 8/25/35 | 270,000 | 259,466 |
| First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1 | 6.25 | 10/25/34 | 1,243,736 | 1,245,030 |
| Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 125,000 | 119,881 |
| Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 150,000 | 145,037 |
| Washington Mutual, Ser. 2005-AR4, Cl. A4B | 4.68 | 4/25/35 | 200,000 | 195,031 |
| | | | | **1,964,445** |
| **Retail—.2%** | | | | |
| Darden Restaurants, Sr. Unscd. Notes | 6.00 | 8/15/35 | 100,000 | 86,557 |
| May Department Stores, Notes | 6.65 | 7/15/24 | 165,000 | 163,349 |
| Owens & Minor, Gtd. Notes | 6.35 | 4/15/16 | 40,000 | 39,721 |
| Yum! Brands, Sr. Notes | 6.25 | 4/15/16 | 35,000 | 35,062 |
| | | | | **324,689** |
| **Technology—.0%** | | | | |
| Freescale Semiconductor, Sr. Notes | 6.88 | 7/15/11 | 45,000 | **45,900** |
| **Telecommunications—.8%** | | | | |
| AT & T, Notes | 5.63 | 6/15/16 | 105,000 | 101,467 |
| Deutsche Telekom International Finance, Gtd. Bonds | 8.25 | 6/15/30 | 210,000 [d] | 250,069 |
| New Cingular Wireless Services, Sr. Notes | 8.75 | 3/1/31 | 75,000 | 94,547 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| Nextel Communications, Sr. Notes, Ser. F | 5.95 | 3/15/14 | 85,000 | 83,716 |
| Nordic Telephone, Bonds | 8.25 | 5/1/16 | 50,000 c,e | 65,603 |
| Sprint Capital, Gtd. Notes | 8.75 | 3/15/32 | 265,000 | 329,764 |
| Telecom Italia Capital, Notes | 4.88 | 10/1/10 | 120,000 | 115,471 |
| Verizon Global Funding, Notes | 7.75 | 6/15/32 | 75,000 | 82,757 |
| | | | | **1,123,394** |
| **Textiles & Apparel−.1%** | | | | |
| Mohawk Industries, Sr. Unscd. Notes | 5.75 | 1/15/11 | 105,000 | **104,330** |
| **Transportation−.2%** | | | | |
| Ryder System, Notes | 5.00 | 6/15/12 | 90,000 | 84,884 |
| Union Pacific, Notes | 3.88 | 2/15/09 | 200,000 | 192,691 |
| | | | | **277,575** |
| **U.S. Government Agencies/ Mortgage-Backed−11.0%** | | | | |
| Federal Home Loan Mortgage Corp. 3.50%, 9/1/10 | | | 53,922 | 50,720 |
| Federal National Mortgage Association | | | | |
| 4.50% | | | 2,890,000 f | 2,751,800 |
| 5.00% | | | 2,550,000 f | 2,482,515 |
| 5.00% | | | 4,570,000 f | 4,322,900 |
| 5.50% | | | 3,200,000 f | 3,120,750 |
| 4.00%, 5/1/10 | | | 314,470 | 300,809 |
| 5.50%, 9/1/34 | | | 186,063 | 181,050 |
| Government National Mortgage Association I | | | | |
| 5.50%, 4/15/33−4/15/34 | | | 941,049 | 924,795 |
| Ser. 2005-90, Cl. A, 3.76%, 9/16/28 | | | 223,250 | 213,435 |
| Ser. 2005-29, Cl. A, 4.02%, 7/16/27 | | | 164,868 | 158,959 |
| Ser. 2006-6, Cl. A, 4.05%, 10/16/23 | | | 34,803 | 33,719 |
| Ser. 2006-3, Cl. A, 4.21%, 1/16/28 | | | 273,321 | 264,204 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | | | |
| Government National Mortgage Association I (continued) | | | | |
| Ser. 2006-5, Cl. A, 4.24%, 7/16/29 | | | 198,485 | 191,892 |
| Ser. 2005-32, Cl. B, 4.39%, 8/16/30 | | | 200,000 | 194,232 |
| Ser. 2005-87, Cl. A, 4.45%, 3/16/25 | | | 148,189 | 144,276 |
| Ser. 2004-39, Cl. LC, 5.50%, 12/20/29 | | | 390,000 | 387,916 |
| | | | | **15,723,972** |
| **U.S. Government Securities−4.4%** | | | | |
| U.S. Treasury Bonds | 4.50 | 2/15/36 | 1,617,000 | 1,453,659 |
| U.S. Treasury Bonds | 6.25 | 5/15/30 | 65,000 | 73,480 |
| U.S. Treasury Inflation Protected Securities | 3.00 | 7/15/12 | 1,447,602 a,g | 1,509,235 |
| U.S. Treasury Notes | 2.50 | 5/31/06 | 50,000 | 49,922 |
| U.S. Treasury Notes | 3.00 | 12/31/06 | 102,000 | 100,713 |
| U.S. Treasury Notes | 3.50 | 2/15/10 | 125,000 | 119,019 |
| U.S. Treasury Notes | 3.63 | 4/30/07 | 900,000 | 888,813 |
| U.S. Treasury Notes | 4.50 | 2/28/11 | 1,595,000 | 1,566,341 |
| U.S. Treasury Notes | 4.63 | 2/29/08 | 335,000 | 333,587 |
| U.S. Treasury Notes | 4.75 | 5/15/14 | 224,000 | 219,896 |
| | | | | **6,314,665** |
| **Total Bonds and Notes** (cost $50,325,458) | | | | **49,024,900** |

| Options−.0% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options−.0%** | | |
| U.S. Treasury Notes, 4.5%, 2/28/2011 September 2006 @ 101.07 | 2,000,000 | **1,172** |
| **Put Options−.0%** | | |
| June 2006 5 Year Future, May 2006 @ 104.5 | 900,000 | **4,641** |
| **Total Options** (cost $7,666) | | **5,813** |

| Other Investment—10.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $15,247,000) | 15,247,000 h | **15,247,000** |
| **Investment of Cash Collateral for Securities Loaned—1.0%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $1,515,000) | 1,515,000 h | **1,515,000** |
| **Total Investments** (cost $144,910,881) | **108.5%** | **155,118,698** |
| **Liabilities, Less Cash and Receivables** | **(8.5%)** | **(12,177,993)** |
| **Net Assets** | **100.0%** | **142,940,705** |

*ADR—American Depository Receipts.*
*EUR—Euro.*

a *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $2,617,649 and the total market value of the collateral held by the fund is $2,695,000, consisting of cash collateral of $1,515,000 and U.S. Government and agency securities valued at $1,180,000.*

b *Non-income producing security.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $3,404,308 or 2.4% of net assets.*

d *Variable rate security—interest rate subject to periodic change.*

e *Principal amount stated in U.S. Dollars unless otherwise noted.*

f *Purchased on a forward commitment basis.*

g *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

h *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government/Agencies | 15.4 | Banking | 5.6 |
| Money Market Investments | 11.7 | Manufacturing | 5.5 |
| Diversified Financial Services | 10.1 | Retail | 5.1 |
| Technology | 9.7 | Telecommunications | 5.0 |
| Oil & Gas | 8.6 | Other | 24.1 |
| Health Care | 7.7 | | **108.5** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2006 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 4/30/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| U.S. Treasury 5 year Notes | 55 | 5,728,594 | June 2006 | (34,857) |
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 year Notes | 8 | (1,629,875) | June 2006 | 214 |
| U.S. Treasury 10 year Notes | 17 | (1,794,828) | June 2006 | 23,099 |
| U.S. Treasury 30 year Bonds | 17 | (1,816,344) | June 2006 | 102,189 |
| | | | | **90,645** |

*See notes to financial statements.*

# STATEMENT OF OPTIONS WRITTEN

April 30, 2006 (Unaudited)

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Put Options** | | |
| U.S. Treasury Notes, 4.5%, 2/28/2011 | | |
| September 2006 @ 96.164 | 2,000,000 | (3,281) |
| June 2006 5 Year Future | | |
| May 2006 @ 104 | 900,000 | (2,110) |
| (premiums received $4,803) | | **(5,391)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities | | |
| on loan valued at $2,617,649)–Note 1(c): | | |
|    Unaffiliated issuers | 128,148,881 | 138,356,698 |
|    Affiliated issuers | 16,762,000 | 16,762,000 |
| Receivable for investment securities sold | | 4,517,591 |
| Dividends and interest receivable | | 588,596 |
| Receivable for shares of Capital Stock subscribed | | 35,878 |
| Receivable for futures variation margin–Note 4 | | 1,766 |
| | | **160,262,529** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 147,750 |
| Cash overdraft due to Custodian | | 98,278 |
| Payable for open mortgage-backed dollar rolls | | 14,763,837 |
| Payable for investment securities purchased | | 569,954 |
| Liability for securities on loan–Note 1(c) | | 1,515,000 |
| Payable for shares of Capital Stock redeemed | | 221,614 |
| Outstanding options written, at value (premiums | | |
| received $4,803)–See Statement of Options Written | | 5,391 |
| | | **17,321,824** |
| **Net Assets ($)** | | **142,940,705** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 327,576,489 |
| Accumulated undistributed investment income–net | | 181,688 |
| Accumulated net realized gain (loss) on investments | | (195,114,946) |
| Accumulated net unrealized appreciation (depreciation) | | |
| on investments, foreign currency transactions and | | |
| options transactions (including $90,645 net unrealized | | |
| appreciation on financial futures) | | 10,297,474 |
| **Net Assets ($)** | | **142,940,705** |

## Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 85,602,705 | 23,175,388 | 10,581,602 | 23,399,525 | 181,485 |
| Shares Outstanding | 6,510,298 | 1,765,885 | 803,558 | 1,782,110 | 13,788 |
| **Net Asset Value Per Share ($)** | **13.15** | **13.12** | **13.17** | **13.13** | **13.16** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $995 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 900,564 |
|   Affiliated issuers | 965,945 |
| Interest | 378,574 |
| Income from securities lending | 1,876 |
| **Total Income** | **2,246,959** |
| **Expenses:** | |
| Management fee–Note 3(a) | 775,850 |
| Distribution and service plan fees–Note 3(b) | 306,537 |
| Loan commitment fees–Note 2 | 983 |
| **Total Expenses** | **1,083,370** |
| Less–reduction in management fee | |
|   due to undertaking–Note 3(a) | (116,377) |
| **Net Expenses** | **966,993** |
| **Investment Income–Net** | **1,279,966** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 8,338,876 |
| Net realized gain (loss) on financial futures | 48,868 |
| Net realized gain (loss) on forward currency exchange contracts | 86,292 |
| Net realized gain (loss) on options transactions | 8,931 |
| **Net Realized Gain (Loss)** | **8,482,967** |
| Net unrealized appreciation (depreciation) on investments, | |
|   foreign currency transactions and options transactions | |
|   [including ($2,159) net unrealized (depreciation) on financial futures] | (424,449) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **8,058,518** |
| **Net Increase in Net Assets Resulting from Operations** | **9,338,484** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 1,279,966 | 3,342,191 |
| Net realized gain (loss) on investments | 8,482,967 | 24,117,117 |
| Net unrealized appreciation (depreciation) on investments | (424,449) | (17,607,208) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **9,338,484** | **9,852,100** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (1,311,931) | (1,957,022) |
| Class B shares | (293,983) | (900,012) |
| Class C shares | (108,105) | (205,924) |
| Class R shares | (570,728) | (940,510) |
| Class T shares | (2,284) | (4,198) |
| **Total Dividends** | **(2,287,031)** | **(4,007,666)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 11,942,415 | 40,018,055 |
| Class B shares | 569,025 | 2,001,753 |
| Class C shares | 152,314 | 867,455 |
| Class R shares | 1,853,169 | 4,477,526 |
| Class T shares | 1,385 | 44,417 |
| Dividends reinvested: | | |
| Class A shares | 982,593 | 1,324,548 |
| Class B shares | 244,005 | 723,626 |
| Class C shares | 62,686 | 119,941 |
| Class R shares | 553,012 | 925,812 |
| Class T shares | 2,284 | 4,010 |
| Cost of shares redeemed: | | |
| Class A shares | (18,579,515) | (54,858,784) |
| Class B shares | (13,705,928) | (48,177,074) |
| Class C shares | (1,894,870) | (6,064,673) |
| Class R shares | (12,569,534) | (28,753,500) |
| Class T shares | (24,152) | (109,117) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(30,411,111)** | **(87,456,005)** |
| **Total Increase (Decrease) in Net Assets** | **(23,359,658)** | **(81,611,571)** |
| **Net Assets ($):** | | |
| Beginning of Period | 166,300,363 | 247,911,934 |
| **End of Period** | **142,940,705** | **166,300,363** |
| Undistributed investment income–net | 181,688 | 1,188,753 |

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 925,088 | 3,176,309 |
| Shares issued for dividends reinvested | 76,947 | 105,557 |
| Shares redeemed | (1,433,080) | (4,345,030) |
| **Net Increase (Decrease) in Shares Outstanding** | **(431,045)** | **(1,063,164)** |
| **Class B[a]** | | |
| Shares sold | 43,797 | 159,579 |
| Shares issued for dividends reinvested | 18,954 | 57,781 |
| Shares redeemed | (1,062,078) | (3,834,547) |
| **Net Increase (Decrease) in Shares Outstanding** | **(999,327)** | **(3,617,187)** |
| **Class C** | | |
| Shares sold | 11,765 | 68,701 |
| Shares issued for dividends reinvested | 4,865 | 9,543 |
| Shares redeemed | (146,225) | (480,050) |
| **Net Increase (Decrease) in Shares Outstanding** | **(129,595)** | **(401,806)** |
| **Class R** | | |
| Shares sold | 143,787 | 355,266 |
| Shares issued for dividends reinvested | 43,341 | 73,958 |
| Shares redeemed | (977,685) | (2,275,189) |
| **Net Increase (Decrease) in Shares Outstanding** | **(790,557)** | **(1,845,965)** |
| **Class T** | | |
| Shares sold | 107 | 3,501 |
| Shares issued for dividends reinvested | 178 | 320 |
| Shares redeemed | (1,863) | (8,686) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,578)** | **(4,865)** |

[a] *During the period ended April 30, 2006, 660,341 Class B shares representing $8,514,232 were automatically converted to 659,469 Class A shares and during the period ended October 31, 2005, 907,451 Class B shares representing $11,350,315 were automatically converted to 905,198 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.58 | 12.31 | 11.90 | 10.73 | 12.44 | 15.23 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .12 | .24 | .15 | .09 | .13 | .22 |
| Net realized and unrealized gain (loss) on investments | .64 | .29 | .43 | 1.19 | (1.68) | (2.71) |
| Total from Investment Operations | .76 | .53 | .58 | 1.28 | (1.55) | (2.49) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.19) | (.26) | (.17) | (.11) | (.16) | (.30) |
| Net asset value, end of period | 13.15 | 12.58 | 12.31 | 11.90 | 10.73 | 12.44 |
| **Total Return (%)[b]** | 6.08[c] | 4.36 | 4.90 | 12.05 | (12.62) | (16.65) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .62[c] | 1.25 | 1.25 | 1.25 | 1.25 | 1.25 |
| Ratio of net expenses to average net assets | .55[c] | 1.12 | 1.18 | 1.25 | 1.25 | 1.25 |
| Ratio of net investment income to average net assets | .90[c] | 1.88 | 1.20 | .86 | 1.06 | 1.57 |
| Portfolio Turnover Rate | 97.68[c,d] | 246.46[d] | 215.48 | 305.24 | 268.17 | 150.98 |
| Net Assets, end of period ($ x 1,000) | 85,603 | 87,328 | 98,546 | 128,519 | 178,679 | 290,331 |

[a]  Based on average shares outstanding at each month end.
[b]  Exclusive of sales charge.
[c]  Not annualized.
[d]  The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006 and October 31, 2005 were 48.91% and 197.43%, respectively.

See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.53 | 12.26 | 11.85 | 10.69 | 12.40 | 15.18 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .07 | .14 | .05 | .01 | .04 | .11 |
| Net realized and unrealized gain (loss) on investments | .64 | .30 | .44 | 1.19 | (1.68) | (2.70) |
| Total from Investment Operations | .71 | .44 | .49 | 1.20 | (1.64) | (2.59) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.12) | (.17) | (.08) | (.04) | (.07) | (.19) |
| Net asset value, end of period | 13.12 | 12.53 | 12.26 | 11.85 | 10.69 | 12.40 |
| **Total Return (%) [b]** | 5.68[c] | 3.58 | 4.13 | 11.21 | (13.29) | (17.27) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .99[c] | 2.00 | 2.00 | 2.00 | 2.00 | 2.00 |
| Ratio of net expenses to average net assets | .92[c] | 1.88 | 1.93 | 2.00 | 2.00 | 2.00 |
| Ratio of net investment income to average net assets | .52[c] | 1.18 | .44 | .12 | .31 | .83 |
| Portfolio Turnover Rate | 97.68[c,d] | 246.46[d] | 215.48 | 305.24 | 268.17 | 150.98 |
| Net Assets, end of period ($ x 1,000) | 23,175 | 34,655 | 78,262 | 103,904 | 118,415 | 174,172 |

[a]  Based on average shares outstanding at each month end.

[b]  Exclusive of sales charge.

[c]  Not annualized.

[d]  The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006 and October 31, 2005 were 48.91% and 197.43%, respectively.

See notes to financial statements.

| Class C Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.58 | 12.30 | 11.89 | 10.73 | 12.45 | 15.23 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .07 | .14 | .05 | .01 | .04 | .12 |
| Net realized and unrealized gain (loss) on investments | .64 | .31 | .44 | 1.19 | (1.69) | (2.71) |
| Total from Investment Operations | .71 | .45 | .49 | 1.20 | (1.65) | (2.59) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.12) | (.17) | (.08) | (.04) | (.07) | (.19) |
| Net asset value, end of period | 13.17 | 12.58 | 12.30 | 11.89 | 10.73 | 12.45 |
| **Total Return (%) [b]** | 5.66[c] | 3.57 | 4.20 | 11.17 | (13.32) | (17.26) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .99[c] | 2.00 | 2.00 | 2.00 | 2.00 | 2.00 |
| Ratio of net expenses to average net assets | .92[c] | 1.87 | 1.93 | 2.00 | 2.00 | 2.00 |
| Ratio of net investment income to average net assets | .52[c] | 1.15 | .45 | .11 | .31 | .83 |
| Portfolio Turnover Rate | 97.68[c,d] | 246.46[d] | 215.48 | 305.24 | 268.17 | 150.98 |
| Net Assets, end of period ($ x 1,000) | 10,582 | 11,735 | 16,426 | 20,370 | 25,970 | 43,451 |

[a]  *Based on average shares outstanding at each month end.*

[b]  *Exclusive of sales charge.*

[c]  *Not annualized.*

[d]  *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006 and October 31, 2005 were 48.91% and 197.43%, respectively.*

*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.59 | 12.32 | 11.91 | 10.74 | 12.45 | 15.24 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .13 | .27 | .18 | .12 | .16 | .25 |
| Net realized and unrealized gain (loss) on investments | .64 | .29 | .43 | 1.19 | (1.68) | (2.71) |
| Total from Investment Operations | .77 | .56 | .61 | 1.31 | (1.52) | (2.46) |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.23) | (.29) | (.20) | (.14) | (.19) | (.33) |
| Net asset value, end of period | 13.13 | 12.59 | 12.32 | 11.91 | 10.74 | 12.45 |
| **Total Return (%)** | 6.19[b] | 4.61 | 5.25 | 12.19 | (12.38) | (16.43) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[b] | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Ratio of net expenses to average net assets | .42[b] | .87 | .93 | 1.00 | 1.00 | 1.00 |
| Ratio of net investment income to average net assets | 1.02[b] | 2.22 | 1.46 | 1.10 | 1.31 | 1.83 |
| Portfolio Turnover Rate | 97.68[b,c] | 246.46[c] | 215.48 | 305.24 | 268.17 | 150.98 |
| Net Assets, end of period ($ x 1,000) | 23,400 | 32,390 | 54,429 | 99,620 | 234,741 | 300,882 |

[a] Based on average shares outstanding at each month end.

[b] Not annualized.

[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006 and October 31, 2005 were 48.91% and 197.43%, respectively.

See notes to financial statements.

| | Six Months Ended April 30, 2006 | Year Ended October 31, | | | | |
| Class T Shares | (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.57 | 12.30 | 11.88 | 10.72 | 12.43 | 15.21 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .10 | .21 | .12 | .07 | .10 | .18 |
| Net realized and unrealized gain (loss) on investments | .64 | .29 | .44 | 1.18 | (1.68) | (2.70) |
| Total from Investment Operations | .74 | .50 | .56 | 1.25 | (1.58) | (2.52) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.15) | (.23) | (.14) | (.09) | (.13) | (.26) |
| Net asset value, end of period | 13.16 | 12.57 | 12.30 | 11.88 | 10.72 | 12.43 |
| **Total Return (%) [b]** | 5.91[c] | 4.10 | 4.73 | 11.69 | (12.86) | (16.82) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .74[c] | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| Ratio of net expenses to average net assets | .67[c] | 1.37 | 1.43 | 1.50 | 1.50 | 1.50 |
| Ratio of net investment income to average net assets | .77[c] | 1.66 | .95 | .62 | .78 | 1.31 |
| Portfolio Turnover Rate | 97.68[c,d] | 246.46[d] | 215.48 | 305.24 | 268.17 | 150.98 |
| Net Assets, end of period ($ x 1,000) | 181 | 193 | 249 | 320 | 451 | 1,074 |

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006 and October 31, 2005 were 48.91% and 197.43%, respectively.*

*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS (Unaudited)

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to outperform a hybrid index, 60% of which is the Standard & Poor's 500 Composite Stock Price Index and 40% of which is the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and /or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution fee or service fee. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Debt securities (excluding short-term investments (other than U.S. Treasury Bills) and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the fund securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primar-

ily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

**(b) Foreign currency transactions:** Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to

receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $202,797,476 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $86,388,163 of the carryover expires in fiscal 2009, $72,687,006 expires in fiscal 2010 and $43,722,307 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $4,007,666. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

## NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management agreement with the Manager, the Manager provides for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are con-

ducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager had agreed from November 1, 2005 through April 4, 2007 to waive receipt of a portion of the fund's management fee, in the amount of .15% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $116,377 during the period ended April 30, 2006.

During the period ended April 30, 2006, the Distributor retained $2,004 and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $43,322 and $227 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets

of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2006, Class A, Class B, Class C and Class T shares were charged $110,624, $104,637, $41,945 and $235, respectively, pursuant to their respective Plans. During the period ended April 30, 2006 Class B, Class C and Class T shares were charged $34,879, $13,982 and $235, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the statement of Assets and Liabilities consist of: management fees $119,894, Rule 12b-1 distribution plan fees $38,811 and shareholder services plan fees $7,029, which are offset against an expense reimbursement currently in effect in the amount of $17,984.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts and options transactions during the period ended April 30, 2006, amounted to $148,343,626 and $177,558,488, respectively, of which $74,055,244 in purchases and $74,119,320 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the

underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2006:

| | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
| Options Written: | | | Cost ($) | Net Realized Gain (Loss) ($) |
| --- | --- | --- | --- | --- |
| Contracts outstanding October 31, 2005 | 10,330,000 | 26,479 | – | – |
| Contracts written | 9,140,000 | 22,376 | | |
| Contracts terminated: | | | | |
|   Closed | 5,170,000 | 15,424 | 24,628 | (9,204) |
|   Expired | 11,400,000 | 28,628 | – | 28,628 |
| **Contracts outstanding April 30, 2006** | **2,900,000** | **4,803** | | |

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With

respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At April 30, 2006, there were no forward currency exchange contracts outstanding.

At April 30, 2006, accumulated net unrealized appreciation on investments was $10,207,817, consisting of $12,687,908 gross unrealized appreciation and $2,480,091 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

On May 22, 2006, the Board of Directors approved, effective on or about July 1, 2006, to change the fund's investment objective from seeking to outperform a hybrid index, 60% of which is Standard & Poor's 500 Composite Stock Price Index and 40% of which is the Lehman Brothers Aggregate Bond Index to seek total return (consisting of capital appreciation and income).

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of balanced funds (the "Performance Group") and to a larger universe

of funds, consisting of all retail and institutional balanced funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for each of the periods. The Manager also presented the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005 and noted that while the relative total returns were generally consistent with the November 30, 2005 relative total returns, the fund's three-month relative total return had improved.

The Board members have been concerned about the fund's performance for some time and had requested that the Manager take steps to improve the fund's performance or take other action. Representatives of the Manager discussed with the Board members that the fund was unsuccessful in receiving necessary shareholder approval in connection with a proposal to merge the fund into another Dreyfus-managed fund in early 2005. They also discussed the Manager's efforts to improve the fund's total return performance, including the portfolio management changes in October 2004, when Emerson Tuttle became the primary portfolio manager of the asset allocation and equity portion of the fund, and in January 2005 when Catherine Powers and Christopher Pellegrino became the portfolio managers of the fixed income portion of the fund. The Board members noted that it had been expected to take some time for the new management to favorably affect performance yet they believed that the fund's relative performance had not shown satisfactory improvement as of December 31, 2005. Pursuant to a request from the Board, the Manager agreed to advise the Board at the next Board meeting of additional steps being taken to improve fund performance.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regard-

ing the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations, and took the following actions:

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, noting, in particular, the changes to portfolio managers in October 2004 and January 2005, and determined to continue to monitor performance and to renew the Management Agreement only for a six-month period, through October 4, 2006. The Board also requested that the Manager provide the Board with an update on the fund's performance and the steps the Manager will be taking to improve it at the next Board meeting.

- The Board concluded that the fee paid by the fund to the Manager, particularly given the Manager's voluntary assumption of certain expenses of the fund, was reasonable in light of considerations described above.

- The Board determined that there were no economies of scale to be shared with the fund and that, to the extent it were to be determined, in the future, that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the Fund and its shareholders and that the Management Agreement would be renewed through October 4, 2006.

# For More Information

**Dreyfus Premier
Balanced Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0342SA0406

# Dreyfus Premier Large Company Stock Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Large Company Stock Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Sean P. Fitzgibbon, Portfolio Manager

### How did Dreyfus Premier Large Company Stock Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced total returns of 10.68% for Class A shares, 10.27% for Class B shares, 10.27% for Class C shares, 10.86% for Class R shares and 10.56% for Class T shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 9.63%.[2]

Stocks rose during the reporting period, primarily due to better-than-expected corporate earnings in a growing economy. The fund produced higher returns than its benchmark, mainly as a result of strong individual stock selections in the financials, industrials and energy sectors.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies.

The fund invests in a diversified portfolio of large companies that we believe meet our strict standards for value and growth. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 500 Index.

In addition to identifying what we believe are attractive investment opportunities, our approach has been designed to manage the risks associated with modifying the fund's sector and industry exposure often in an effort to capitalize on those sectors and industries currently in favor. We do not believe that the advantages of attempting to rotate in and out of various industry sectors outweigh the risks of such moves.

Instead, our goal is to minimize these risks by being fully invested and remaining industry and sector neutral in relation to the S&P 500 Index.

The result is a broadly diversified portfolio of carefully selected stocks. At the end of the reporting period, the fund held positions in approximately 94 stocks across 11 economic sectors. Our 10 largest holdings accounted for approximately 27% of the portfolio, so that the fund's performance was not overly dependent on any one stock, but was determined by a large number of securities.

### What other factors influenced the fund's performance?

Broad-based economic growth supported most of the stock market's industry groups, but produced particularly strong returns in the financials, industrials and energy areas. Among financial stocks, a number of companies benefited from greater activity in the capital markets. Industrial stocks generally benefited from the development of industrial infrastructures in nations formerly considered third-world. Energy companies boosted profits as commodity prices soared due to strong global demand for a limited supply of oil and gas.

The fund's returns in each of these sectors exceeded those of its benchmark. In the financials sector, the fund emphasized brokerage and asset management companies, such as E*TRADE Financial, Goldman Sachs Group and Lehman Brothers Holdings, while de-emphasizing banks and insurers that tend to be more sensitive to changing interest rates. In the industrials area, the fund focused on companies, including Caterpillar, Eaton and Emerson Electric, that are positioned to benefit from industrialization in the emerging markets. The fund's mild emphasis on energy stocks further bolstered its returns, as did our focus on oilfield service companies, such as Weatherford International and GlobalSantaFe. Finally, among consumer cyclical stocks, the fund outperformed its benchmark by avoiding the troubled automotive industry.

In other industry groups, performance compared to the benchmark proved to be mixed. Individual stock selections in the technology sector, such as communications semiconductor maker Broadcom, added

modestly to the fund's relative performance. Gains in health care companies providing specialized laboratory products and services, such as Thermo Electron and Fisher Scientific International, helped offset declines in other health care holdings, such as biotechnology firm Amgen. On the other hand, the fund's relatively light exposure to telecommunications services companies prevented it from participating fully in the sector's recent gains, and a pullback in Altria Group, one of the prior reporting period's better performers, undermined returns in the consumer staples area.

## What is the fund's current strategy?

We have adopted a more cautious posture regarding the potential impact of high oil prices and rising interest rates on consumer spending. As a result, we have reduced the fund's exposure to retailers and placed greater emphasis on more defensive consumer staples producers. Because of uncertainties concerning the sustainability of high oil prices, we have trimmed the fund's energy exposure to a position that is in line with the benchmark. In the financials sector, we have continued to focus on capital markets businesses while de-emphasizing more interest rate-sensitive banks and insurers. Finally, we have allocated relatively few assets to telecommunications services companies, which face an increasingly competitive environment.

May 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through April 4, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Large Company Stock Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.48 | $ 9.38 | $ 9.38 | $ 4.18 | $ 6.79 |
| Ending value (after expenses) | $1,016.80 | $1,102.70 | $1,102.70 | $1,108.60 | $1,105.60 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.26 | $ 9.00 | $ 9.00 | $ 4.01 | $ 6.51 |
| Ending value (after expenses) | $1,019.59 | $1,015.87 | $1,015.87 | $1,020.83 | $1,018.35 |

† *Expenses are equal to the fund's annualized expense ratio of 1.05% for Class A, 1.80% for Class B, 1.80% for Class C, .80% for Class R and 1.30% for Class T, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks–100.0% | Shares | Value ($) |
|---|---|---|
| **Basic Industries–2.5%** | | |
| Air Products & Chemicals | 6,490 | 444,695 |
| Dow Chemical | 9,940 | 403,663 |
| El Du Pont de Nemours & Co. | 7,730 | 340,893 |
| PPG Industries | 3,950 | 265,124 |
| Smurfit-Stone Container | 17,570 [a] | 227,532 |
| Steel Dynamics | 6,780 | 423,343 |
| | | **2,105,250** |
| **Capital Goods–10.4%** | | |
| Eaton | 6,360 | 487,494 |
| Emerson Electric | 15,470 | 1,314,176 |
| Empresa Brasileira de Aeronautica, ADR | 12,800 | 497,024 |
| General Electric | 71,500 | 2,473,185 |
| Ingersoll-Rand, Cl. A | 9,690 | 423,938 |
| Lockheed Martin | 9,400 | 713,460 |
| NCR | 11,810 [a] | 465,314 |
| Rockwell Automation | 5,730 | 415,196 |
| Textron | 4,440 | 399,378 |
| Thermo Electron | 11,310 [a] | 435,887 |
| United Technologies | 15,700 | 986,117 |
| | | **8,611,169** |
| **Consumer Non-Durables–8.6%** | | |
| Altria Group | 37,350 | 2,732,526 |
| Cadbury Schweppes, ADR | 31,010 [b] | 1,239,160 |
| Energizer Holdings | 6,550 [a] | 335,033 |
| PepsiCo | 18,250 | 1,062,880 |
| Procter & Gamble | 30,071 | 1,750,433 |
| | | **7,120,032** |
| **Consumer Services–12.8%** | | |
| Advance Auto Parts | 13,730 | 552,221 |
| Cendant | 48,290 | 841,695 |
| Circuit City Stores | 14,670 | 421,763 |
| Coach | 11,920 [a] | 393,598 |
| CVS | 30,280 | 899,922 |
| Hilton Hotels | 37,210 | 1,002,437 |
| Home Depot | 18,900 | 754,677 |
| JC Penney | 12,270 | 803,194 |
| Kroger | 30,320 | 614,283 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Services (continued)** | | |
| McDonald's | 28,380 | 981,096 |
| Omnicom Group | 5,140 | 462,651 |
| Target | 24,140 | 1,281,834 |
| Time Warner | 45,670 | 794,658 |
| Walt Disney | 30,380 | 849,425 |
| | | **10,653,454** |
| **Energy—11.9%** | | |
| Chevron | 11,130 | 679,153 |
| ConocoPhillips | 19,920 | 1,332,648 |
| Devon Energy | 17,400 | 1,045,914 |
| Exxon Mobil | 48,730 | 3,073,888 |
| GlobalSantaFe | 8,230 | 503,758 |
| Marathon Oil | 5,570 | 442,035 |
| Nabors Industries | 12,400 [a] | 462,892 |
| Sempra Energy | 22,340 | 1,028,087 |
| Weatherford International | 24,840 [a] | 1,314,781 |
| | | **9,883,156** |
| **Exchange Traded—.2%** | | |
| Standard & Poor's Depository Receipts (Tr. Ser. 1) | 1,190 [b] | **156,449** |
| **Financial—22.6%** | | |
| Allstate | 9,640 | 544,564 |
| American International Group | 12,037 | 785,414 |
| Bank of America | 51,740 | 2,582,861 |
| Capital One Financial | 4,800 | 415,872 |
| Chubb | 10,120 | 521,585 |
| CIT Group | 15,890 | 858,219 |
| Citigroup | 29,830 | 1,490,009 |
| E*Trade Financial | 29,700 [a] | 738,936 |
| Hartford Financial Services Group | 9,590 | 881,609 |
| JPMorgan Chase & Co. | 61,990 | 2,813,106 |
| Lehman Brothers Holdings | 3,820 | 577,393 |
| Merrill Lynch & Co. | 17,280 | 1,317,773 |
| Morgan Stanley | 15,330 | 985,719 |
| PNC Financial Services Group | 7,380 | 527,448 |
| Prudential Financial | 14,120 | 1,103,195 |
| Wachovia | 31,270 | 1,871,510 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| WR Berkley | 3,775 | 141,261 |
| Zions Bancorporation | 7,090 | 588,682 |
| | | **18,745,156** |
| **Health Care−11.3%** | | |
| AmerisourceBergen | 17,410 | 751,242 |
| Amgen | 14,480 [a] | 980,296 |
| Barr Pharmaceuticals | 9,730 [a] | 589,152 |
| Becton, Dickinson & Co. | 6,550 | 412,912 |
| Fisher Scientific International | 12,110 [a] | 854,360 |
| IMS Health | 15,900 | 432,162 |
| Johnson & Johnson | 19,330 | 1,132,931 |
| Medtronic | 13,990 | 701,179 |
| Novartis, ADR | 15,630 | 898,881 |
| Pfizer | 28,353 | 718,181 |
| WellPoint | 12,830 [a] | 910,930 |
| Wyeth | 21,460 | 1,044,458 |
| | | **9,426,684** |
| **Technology−13.8%** | | |
| Accenture, Cl. A | 14,270 | 414,829 |
| Amphenol, Cl. A | 9,770 | 564,706 |
| Autodesk | 12,000 [a] | 504,480 |
| Broadcom, Cl. A | 12,770 [a] | 524,975 |
| Cisco Systems | 85,740 [a] | 1,796,253 |
| Citrix Systems | 10,940 [a] | 436,725 |
| Hewlett-Packard | 42,760 | 1,388,417 |
| International Business Machines | 16,550 | 1,362,727 |
| Microsoft | 92,320 | 2,229,528 |
| Qualcomm | 27,190 | 1,395,934 |
| Texas Instruments | 25,410 | 881,981 |
| | | **11,500,555** |
| **Transportation−2.4%** | | |
| Burlington Northern Santa Fe | 10,620 | 844,609 |
| Norfolk Southern | 13,750 | 742,500 |
| US Airways Group | 8,870 [a] | 383,716 |
| | | **1,970,825** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities–3.5%** | | |
| AT & T | 26,100 | 684,081 |
| Constellation Energy Group | 11,280 | 619,498 |
| Mettler-Toledo International | 6,720 ᵃ | 435,456 |
| PG & E | 30,420 | 1,211,933 |
| | | **2,950,968** |
| **Total Common Stocks** | | |
| (cost $70,617,227) | | **83,123,698** |

| Other Investment–.2% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $178,000) | 178,000 ᶜ | **178,000** |

| Investment of Cash Collateral for Securities Loaned–2.1% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund | | |
| (cost $1,698,870) | 1,698,870 ᶜ | **1,698,870** |

| | | |
|---|---|---|
| **Total Investments** (cost $72,494,097) | **102.3%** | **85,000,568** |
| **Liabilities, Less Cash and Receivables** | **(2.3%)** | **(1,895,898)** |
| **Net Assets** | **100.0%** | **83,104,670** |

*ADR—American Depository Receipts*
ᵃ  *Non-income producing security.*
ᵇ  *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $1,658,549 and the total market value of the collateral held by the fund is $1,698,870.*
ᶜ  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 22.6 | Utilities | 3.5 |
| Technology | 13.8 | Basic Industries | 2.5 |
| Consumer Services | 12.8 | Transportation | 2.4 |
| Energy | 11.9 | Money Market Investments | 2.3 |
| Health Care | 11.3 | Exchange Traded | .2 |
| Capital Goods | 10.4 | | |
| Consumer Non-Durables | 8.6 | | **102.3** |

†  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $1,658,549)–Note 1(b): | | |
| Unaffiliated issuers | 70,617,227 | 83,123,698 |
| Affiliated issuers | 1,876,870 | 1,876,870 |
| Receivable for investment securities sold | | 699,745 |
| Dividends and interest receivable | | 96,620 |
| Receivable for shares of Capital Stock subscribed | | 12,888 |
| | | **85,809,821** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 88,914 |
| Cash overdraft due to custodian | | 133,230 |
| Liability for securities on loan–Note 1(b) | | 1,698,870 |
| Payable for investment securities purchased | | 677,892 |
| Payable for shares of Capital Stock redeemed | | 106,017 |
| Interest payable–Note 2 | | 228 |
| | | **2,705,151** |
| **Net Assets ($)** | | **83,104,670** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 115,710,554 |
| Accumulated undistributed investment income–net | | 162,583 |
| Accumulated net realized gain (loss) on investments | | (45,274,938) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 12,506,471 |
| **Net Assets ($)** | | **83,104,670** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 44,980,044 | 21,217,288 | 7,564,355 | 8,788,793 | 554,190 |
| Shares Outstanding | 1,954,769 | 968,920 | 345,401 | 377,830 | 24,400 |
| **Net Asset Value Per Share ($)** | **23.01** | **21.90** | **21.90** | **23.26** | **22.71** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers (net of $2,221 foreign taxes withheld at source) | 812,404 |
| Affiliated issuers | 339 |
| Interest | 5,719 |
| Income from securities lending | 957 |
| **Total Income** | **819,419** |
| **Expenses:** | |
| Management fee–Note 3(a) | 383,816 |
| Distribution and service fees–Note 3(b) | 219,739 |
| Loan commitment fees–Note 2 | 528 |
| Interest expense–Note 2 | 228 |
| **Total Expenses** | **604,311** |
| Less–reduction in management fee | |
| due to undertaking–Note 3(a) | (42,646) |
| **Net Expenses** | **561,665** |
| **Investment Income–Net** | **257,754** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 6,192,515 |
| Net unrealized appreciation (depreciation) on investments | 2,232,766 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **8,425,281** |
| **Net Increase in Net Assets Resulting from Operations** | **8,683,035** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 257,754 | 528,250 |
| Net realized gain (loss) on investments | 6,192,515 | 12,660,023 |
| Net unrealized appreciation (depreciation) on investments | 2,232,766 | (4,743,230) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **8,683,035** | **8,445,043** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (61,921) | (385,725) |
| Class B shares | – | (331,291) |
| Class C shares | – | (74,570) |
| Class R shares | (33,250) | (121,684) |
| Class T shares | – | (6,720) |
| **Total Dividends** | **(95,171)** | **(919,990)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 8,065,992 | 14,696,718 |
| Class B shares | 528,723 | 782,012 |
| Class C shares | 48,671 | 449,474 |
| Class R shares | 32,487 | 75,824 |
| Class T shares | 14,930 | 15,222 |
| Dividends reinvested: | | |
| Class A shares | 53,727 | 333,900 |
| Class B shares | – | 294,164 |
| Class C shares | – | 38,412 |
| Class R shares | 26,710 | 98,131 |
| Class T shares | – | 6,268 |
| Cost of shares redeemed: | | |
| Class A shares | (7,055,596) | (11,296,199) |
| Class B shares | (10,989,507) | (20,497,120) |
| Class C shares | (1,658,006) | (3,119,732) |
| Class R shares | (866,785) | (2,266,057) |
| Class T shares | (130,279) | (123,182) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(11,928,933)** | **(20,512,165)** |
| **Total Increase (Decrease) in Net Assets** | **(3,341,069)** | **(12,987,112)** |
| **Net Assets ($):** | | |
| Beginning of Period | 86,445,739 | 99,432,851 |
| **End of Period** | **83,104,670** | **86,445,739** |
| Undistributed investment income–net | 162,583 | – |

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 364,045 | 717,471 |
| Shares issued for dividends reinvested | 2,449 | 16,591 |
| Shares redeemed | (317,378) | (550,490) |
| **Net Increase (Decrease) in Shares Outstanding** | **49,116** | **183,572** |
| **Class B**[a] | | |
| Shares sold | 25,161 | 40,084 |
| Shares issued for dividends reinvested | – | 15,096 |
| Shares redeemed | (520,847) | (1,046,221) |
| **Net Increase (Decrease) in Shares Outstanding** | **(495,686)** | **(991,041)** |
| **Class C** | | |
| Shares sold | 2,299 | 22,965 |
| Shares issued for dividends reinvested | – | 1,971 |
| Shares redeemed | (78,932) | (159,580) |
| **Net Increase (Decrease) in Shares Outstanding** | **(76,633)** | **(134,644)** |
| **Class R** | | |
| Shares sold | 1,437 | 3,660 |
| Shares issued for dividends reinvested | 1,205 | 4,842 |
| Shares redeemed | (38,512) | (109,291) |
| **Net Increase (Decrease) in Shares Outstanding** | **(35,870)** | **(100,789)** |
| **Class T** | | |
| Shares sold | 680 | 754 |
| Shares issued for dividends reinvested | – | 314 |
| Shares redeemed | (5,914) | (6,085) |
| **Net Increase (Decrease) in Shares Outstanding** | **(5,234)** | **(5,017)** |

[a] *During the period ended April 30, 2006, 309,602 Class B shares representing $6,534,798 were automatically converted to 295,192 Class A shares and during the period ended October 31, 2005, 589,395 Class B shares representing $11,568,442 were automatically converted to 564,119 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 20.81 | 19.27 | 18.23 | 15.90 | 18.71 | 25.59 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .10 | .17 | .10 | .08 | .05 | .00 [b] |
| Net realized and unrealized gain (loss) on investments | 2.13 | 1.59 | 1.00 | 2.26 | (2.86) | (6.88) |
| Total from Investment Operations | 2.23 | 1.76 | 1.10 | 2.34 | (2.81) | (6.88) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.03) | (.22) | (.06) | (.01) | – | – |
| Net asset value, end of period | 23.01 | 20.81 | 19.27 | 18.23 | 15.90 | 18.71 |
| **Total Return (%)** [c] | 10.68 [d] | 9.23 | 6.05 | 14.71 | (15.02) | (26.88) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .57 [d] | 1.15 | 1.15 | 1.15 | 1.15 | 1.15 |
| Ratio of net expenses to average net assets | .52 [d] | 1.05 | 1.08 | 1.15 | 1.15 | 1.15 |
| Ratio of net investment income to average net assets | .42 [d] | .84 | .51 | .50 | .26 | .02 |
| Portfolio Turnover Rate | 40.90 [d] | 70.09 | 65.83 | 51.02 | 43.46 | 54.09 |
| Net Assets, end of period ($ x 1,000) | 44,980 | 39,665 | 33,185 | 98,320 | 95,930 | 124,162 |

[a]  Based on average shares outstanding at each month end.
[b]  Amount represents less than $.01 per share.
[c]  Exclusive of sales charge.
[d]  Not annualized.
*See notes to financial statements.*

| Class B Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 19.85 | 18.45 | 17.54 | 15.40 | 18.26 | 25.16 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net[a] | .02 | .04 | (.05) | (.04) | (.09) | (.15) |
| Net realized and unrealized gain (loss) on investments | 2.03 | 1.50 | .98 | 2.18 | (2.77) | (6.75) |
| Total from Investment Operations | 2.05 | 1.54 | .93 | 2.14 | (2.86) | (6.90) |
| Distributions: | | | | | | |
| Dividends from investment income–net | – | (.14) | (.02) | – | – | – |
| Net asset value, end of period | 21.90 | 19.85 | 18.45 | 17.54 | 15.40 | 18.26 |
| **Total Return (%)[b]** | 10.27[c] | 8.42 | 5.34 | 13.83 | (15.66) | (27.42) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .94[c] | 1.90 | 1.90 | 1.90 | 1.90 | 1.90 |
| Ratio of net expenses to average net assets | .89[c] | 1.80 | 1.83 | 1.90 | 1.90 | 1.90 |
| Ratio of net investment income (loss) to average net assets | .07[c] | .21 | (.25) | (.25) | (.49) | (.72) |
| Portfolio Turnover Rate | 40.90[c] | 70.09 | 65.83 | 51.02 | 43.46 | 54.09 |
| Net Assets, end of period ($ x 1,000) | 21,217 | 29,078 | 45,297 | 55,336 | 54,937 | 77,099 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 19.86 | 18.45 | 17.54 | 15.40 | 18.27 | 25.17 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net[a] | .01 | .03 | (.05) | (.04) | (.09) | (.15) |
| Net realized and unrealized gain (loss) on investments | 2.03 | 1.52 | .98 | 2.18 | (2.78) | (6.75) |
| Total from Investment Operations | 2.04 | 1.55 | .93 | 2.14 | (2.87) | (6.90) |
| Distributions: | | | | | | |
| Dividends from investment income–net | – | (.14) | (.02) | – | – | – |
| Net asset value, end of period | 21.90 | 19.86 | 18.45 | 17.54 | 15.40 | 18.27 |
| **Total Return (%)[b]** | 10.27[c] | 8.42 | 5.28 | 13.90 | (15.71) | (27.41) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .94[c] | 1.90 | 1.90 | 1.90 | 1.90 | 1.90 |
| Ratio of net expenses to average net assets | .89[c] | 1.80 | 1.83 | 1.90 | 1.90 | 1.90 |
| Ratio of net investment income (loss) to average net assets | .06[c] | .17 | (.25) | (.24) | (.50) | (.72) |
| Portfolio Turnover Rate | 40.90[c] | 70.09 | 65.83 | 51.02 | 43.46 | 54.09 |
| Net Assets, end of period ($ x 1,000) | 7,564 | 8,380 | 10,271 | 13,094 | 14,133 | 23,072 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 21.06 | 19.47 | 18.40 | 16.02 | 18.81 | 25.66 |
| Investment Operations: | | | | | | |
| Investment income–net[a] | .12 | .24 | .14 | .13 | .09 | .06 |
| Net realized and unrealized gain (loss) on investments | 2.16 | 1.60 | 1.02 | 2.27 | (2.88) | (6.91) |
| Total from Investment Operations | 2.28 | 1.84 | 1.16 | 2.40 | (2.79) | (6.85) |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.08) | (.25) | (.09) | (.02) | – | – |
| Net asset value, end of period | 23.26 | 21.06 | 19.47 | 18.40 | 16.02 | 18.81 |
| **Total Return (%)** | 10.86[b] | 9.50 | 6.35 | 14.98 | (14.83) | (26.70) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .45[b] | .90 | .90 | .90 | .90 | .90 |
| Ratio of net expenses to average net assets | .40[b] | .80 | .83 | .90 | .90 | .90 |
| Ratio of net investment income to average net assets | .55[b] | 1.17 | .75 | .76 | .51 | .28 |
| Portfolio Turnover Rate | 40.90[b] | 70.09 | 65.83 | 51.02 | 43.46 | 54.09 |
| Net Assets, end of period ($ x 1,000) | 8,789 | 8,713 | 10,019 | 11,492 | 12,379 | 17,709 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Not annualized.*
*See notes to financial statements.*

| | Six Months Ended April 30, 2006 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| Class T Shares | (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 20.54 | 19.04 | 18.04 | 15.77 | 18.61 | 25.51 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .07 | .13 | .05 | .04 | .00[b] | (.05) |
| Net realized and unrealized gain (loss) on investments | 2.10 | 1.56 | 1.00 | 2.23 | (2.84) | (6.85) |
| Total from Investment Operations | 2.17 | 1.69 | 1.05 | 2.27 | (2.84) | (6.90) |
| Distributions: | | | | | | |
| Dividends from investment income−net | – | (.19) | (.05) | – | – | – |
| Net asset value, end of period | 22.71 | 20.54 | 19.04 | 18.04 | 15.77 | 18.61 |
| **Total Return (%)[c]** | 10.56[d] | 8.93 | 5.82 | 14.40 | (15.26) | (27.08) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .70[d] | 1.40 | 1.40 | 1.40 | 1.40 | 1.40 |
| Ratio of net expenses to average net assets | .65[d] | 1.30 | 1.33 | 1.40 | 1.40 | 1.40 |
| Ratio of net investment income (loss) to average net assets | .31[d] | .64 | .25 | .27 | .01 | (.23) |
| Portfolio Turnover Rate | 40.90[d] | 70.09 | 65.83 | 51.02 | 43.46 | 54.09 |
| Net Assets, end of period ($ x 1,000) | 554 | 609 | 660 | 734 | 936 | 1,423 |

[a]  Based on average shares outstanding at each month end.
[b]  Amount represents less than $.01 per share.
[c]  Exclusive of sales charge.
[d]  Not annualized.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Large Company Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 450 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (20 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (30 million shares authorized) and Class T (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-

visions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $51,158,621 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $6,965,882 of the carryover expires in fiscal 2009, $32,648,933 expires in fiscal 2010 and $11,543,806 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $919,990. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2006, was approximately $8,700, with a related weighted average annualized interest rate of 5.36%.

### NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the

expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the value of the fund's average daily net assets from November 1, 2005 through April 4, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $42,646 during the period ended April 30, 2006.

During the period ended April 30, 2006, the Distributor retained $1,546 and $31 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $37,639 and $63 from CDSC on redemptions of the fund's Class B and C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares, a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2006, Class A, Class B, Class C and Class T shares were charged $53,672, $93,734, $29,707 and $740, respectively, pursuant to their respective Plans. Class B, Class C and Class T shares were charged $31,244, $9,902 and $740, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $62,033 Rule 12b-1 distribution plan fees $27,216 and shareholder services plan fees $6,053, which are offset against an expense reimbursement currently in effect in the amount of $6,388.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $34,918,541 and $46,602,153, respectively.

At April 30, 2006, accumulated net unrealized appreciation on investments was $12,506,471, consisting of $13,229,010 gross unrealized appreciation and $722,539 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-

cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was above the Performance Group median for each period (except the 10-year period) and variously above and below the Performance Universe median for the periods. A representative of the Manager noted the portfolio management change in October 2004, when Sean Fitzgibbon became the fund's primary portfolio manager, and that the fund's total return performance for the one- and two-year periods ended November 30, 2005 was higher than the Performance Group and Performance Universe medians. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which were generally consistent with the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board also noted that the Manager was voluntarily waiving a portion of its management fee in the amount of 0.10% of the value of the fund's average daily net assets until April 4, 2006 (representing 11.1% of the contractual management fee), and that the fund's expense ratio was lower than the Expense Group and Expense Universe medians with or without the voluntary waiver. Representatives of the Manager and the Board members agreed that the Manager's voluntary waiver of a portion of the fund's management fee would remain at 0.10% of the value of the fund's average daily net assets and continue until April 4, 2007.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the

relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager, particularly given the Manager's continuation of the fee waiver, was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

**Dreyfus Premier
Large Company Stock Fund**

200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0318SA0406

# Dreyfus Premier Limited Term Income Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Limited Term Income Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Chris Pellegrino, CFA, Portfolio Manager

### How did Dreyfus Premier Limited Term Income Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund achieved total returns of 0.20% for Class A shares, 0.05% for Class B shares, 0.03% for Class C shares and 0.41% for Class R shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), produced a total return of 0.56% for the same period.[2]

After demonstrating remarkable resilience during most of the Federal Reserve Board's (the "Fed") credit tightening campaign, bond yields began to rise, and their prices fell during the reporting period as investors became more concerned about potential inflationary pressures in the strong U.S. economy. The fund produced lower returns than the Index, primarily due to its light exposure to mortgage-backed securities. In addition, unlike the fund's returns, the Index does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund's goal is to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. To pursue its goal, the fund invests primarily in various types of U.S. and foreign investment-grade bonds, including government bonds, mortgage-backed securities and corporate debt.

When choosing securities for the fund, we conduct extensive research into the credit history and current financial strength of investment-grade bond issuers. We also examine such factors as the long-term outlook for the industry in which the issuer operates, the economy, the bond market and the maturity of the securities. Generally speaking, bonds with longer maturities tend to offer higher yields but also can be expected to fluctuate more in price than their short-term counterparts. Although the portfolio manager may invest in individual bonds

with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years.

### What other factors affected the fund's performance?

As it has since June 2004, the Fed continued its effort to forestall inflationary pressures by raising the overnight federal funds rate four times during the reporting period to 4.75%. During much of the Fed's credit tightening campaign, longer-term fixed-income securities held up remarkably well, primarily due to investors' low inflation expectations and robust demand from overseas investors. As a result, the difference between shorter- and longer-term bond yields narrowed considerably. Indeed, at times during the reporting period, shorter-term rates exceeded longer-term yields, a phenomenon known as an "inverted yield curve."

Later in the reporting period, however, longer-term yields began to rise more sharply, eroding longer-maturity bond prices, as investors became more concerned that resurgent energy prices and other inflationary pressures might cause the Fed to raise rates more than previously expected. U.S. Treasury securities proved to be especially sensitive to rising interest rates, while mortgage-backed securities and investment-grade corporate bonds fared somewhat better.

In this changing market environment, the fund benefited early in the reporting period from our "barbell" yield curve strategy, which de-emphasized bonds with three- to seven-year maturities in favor of securities at the short and long ends of the market's maturity range. This strategy helped the fund participate more fully in gains as yield differences narrowed. We began to move away from this strategy in January 2006, enabling the fund to avoid the full brunt of weakness among longer-term bonds later in the reporting period.

Our emphasis on corporate bonds with credit ratings toward the lower end of the investment-grade range also helped boost the fund's returns, as lower-rated credits benefited from investors' ample appetite for risk. The fund received strong contributions from high-quality asset-backed securities, commercial mortgage-backed securities, which

we regarded as higher–yielding alternatives to the U.S. government agency securities represented in the Index. In addition, the fund realized positive performance from opportunistically investing in Treasury Inflation Protected Securities.

However, the fund's relatively light exposure to mortgage-backed securities detracted from performance. Although we expected mortgage-backed securities to suffer in the rising interest-rate environment, they benefited from unusually low levels of market volatility, helping them produce higher returns than U.S. Treasury securities for the reporting period.

### What is the fund's current strategy?

Although the Fed raised short-term interest rates for the sixteenth consecutive time on May 10, after the reporting period's close, we believe that the end of the Fed's credit tightening campaign is in sight. Accordingly, we have begun to position the fund for the next phase of the credit cycle, including setting its average duration in a neutral position and adopting a "bulleted" yield curve strategy. We have continued to emphasize corporate bonds, which we expect to benefit from strong business conditions and healthy balance sheets, and de-emphasize mortgage-backed securities, which began to encounter heightened volatility late in the reporting period. We also have been attentive to opportunities to add to the fund's holdings of asset-backed securities. In our judgment, these are prudent strategies in today's changing market environment.

May 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term Income Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.22 | $ 6.70 | $ 6.70 | $ 2.98 |
| Ending value (after expenses) | $1,002.00 | $1,000.50 | $1,000.30 | $1,004.10 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.26 | $ 6.76 | $ 6.76 | $ 3.01 |
| Ending value (after expenses) | $1,020.58 | $1,018.10 | $1,018.10 | $1,021.82 |

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B, 1.35% for Class C and .60% for Class R, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Bonds and Notes–132.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Agricultural–.7%** | | | | |
| Altria, Notes | 7.00 | 11/4/13 | 280,000 | **297,371** |
| **Asset-Backed Ctfs./ Automobile Receivables–4.4%** | | | | |
| Capital One Prime Auto Receivables Trust, Ser. 2006-1, Cl. A1 | 4.87 | 3/15/07 | 208,268 | 208,247 |
| Ford Credit Auto Owner Trust, Ser. 2004-A, Cl. C | 4.19 | 7/15/09 | 100,000 | 98,416 |
| Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 225,000 | 221,205 |
| Hyundai Auto Receivables Trust, Ser. 2004-A, Cl. B | 3.46 | 8/15/11 | 80,000 | 77,834 |
| Hyundai Auto Receivables Trust, Ser. 2006-A, Cl. A2 | 5.13 | 2/16/09 | 150,000 | 150,038 |
| National City Auto Receivables Trust, Ser. 2004-A, Cl. A3 | 2.11 | 7/15/08 | 69,672 | 68,962 |
| Nissan Auto Receivables Owner Trust, Ser. 2003-C, Cl. A4 | 2.70 | 12/17/07 | 249,645 | 248,024 |
| Nissan Auto Receivables Owner Trust, Ser. 2006-A, Cl. A1 | 4.66 | 2/15/07 | 103,604 | 103,595 |
| USAA Auto Owner Trust, Ser. 2004-1, Cl. A3 | 2.06 | 4/15/08 | 279,497 | 277,042 |
| Volkswagen Auto Loan Enhanced Trust, Ser. 2003-1, Cl. A3 | 1.49 | 5/21/07 | 158 | 158 |
| WFS Financial Owner Trust, Ser. 2004-4, Cl. C | 3.21 | 5/17/12 | 135,668 | 132,716 |
| WFS Financial Owner Trust, Ser. 2004-3, Cl. B | 3.51 | 2/17/12 | 84,407 | 82,700 |
| Whole Auto Loan Trust, Ser. 2003-1, Cl. A4 | 2.58 | 3/15/10 | 180,000 | 177,549 |
| | | | | **1,846,486** |
| **Asset-Backed Ctfs./Credit Cards–.8%** | | | | |
| Capital One Multi-Asset Execution Trust, Ser. 2004-C1, Cl. C1 | 3.40 | 11/16/09 | 325,000 | **320,554** |
| **Asset-Backed Ctfs./ Home Equity Loans–10.9%** | | | | |
| Accredited Mortgage Loan Trust, Ser. 2005-1, Cl. A2A | 5.06 | 4/25/35 | 32,593 [a] | 32,613 |
| ACE Securities, Ser. 2005-HE2, Cl. A2A | 5.05 | 4/25/35 | 52,693 [a] | 52,727 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./ Home Equity Loans (continued)** | | | | |
| ACE Securities, Ser. 2005-HE1, Cl. A2A | 5.08 | 2/25/35 | 94,336 [a] | 94,404 |
| Ameriquest Mortgage Securities, Ser. 2003-8, Cl. AF3 | 4.37 | 10/25/33 | 20,882 | 20,817 |
| Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6 | 5.14 | 1/25/34 | 55,000 | 54,348 |
| Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6 | 5.21 | 4/28/39 | 145,000 | 138,750 |
| Bear Stearns Asset-Backed Securities, Ser. 2005-HE3, Cl. 1A1 | 5.04 | 3/25/35 | 100,310 [a] | 100,380 |
| Bear Stearns Asset-Backed Securities, Ser. 2005-HE2, Cl. 1A1 | 5.07 | 2/25/35 | 41,926 [a] | 41,953 |
| Centex Home Equity, Ser. 2004-2, Cl. A1 | 5.13 | 1/25/25 | 14,755 [a] | 14,764 |
| Countrywide Asset-Backed Ctfs., Ser. 2004-3, Cl. M3 | 5.83 | 5/25/34 | 25,000 [a] | 25,108 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1 | 5.46 | 1/25/36 | 140,505 | 139,983 |
| Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF5 | 5.65 | 12/25/35 | 140,000 | 136,575 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1 | 5.72 | 12/25/36 | 105,209 | 104,887 |
| CS First Boston Mortgage Securities, Ser. 2005-FIX1, Cl. A5 | 4.90 | 5/25/35 | 290,000 | 274,726 |
| First Franklin Mortgage Loan Asset-Backed Ctfs., Ser. 2004-FF6, Cl. M2 | 6.21 | 7/25/34 | 200,000 [a] | 204,304 |
| First NLC Trust, Ser. 2005-3, Cl. AV2 | 5.19 | 12/25/35 | 175,000 [a] | 175,176 |
| Merrill Lynch Mortgage Investors, Ser. 2005-WMC1, Cl. A2A | 5.06 | 9/25/35 | 5,496 [a] | 5,500 |
| Morgan Stanley ABS Capital I, Ser. 2005-WMC2, Cl. A2A | 5.04 | 2/25/35 | 41,014 [a] | 41,041 |
| Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1 | 5.13 | 4/25/36 | 80,000 [a] | 80,000 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./** <br> **Home Equity Loans (continued)** | | | | |
| Ownit Mortgage Loan Asset-Backed <br> Ctfs., Ser. 2006-2, Cl. A2A | 5.04 | 1/25/37 | 483,265 a | 483,628 |
| Ownit Mortgage Loan Asset-Backed <br> Ctfs., Ser. 2006-1, Cl. AF1 | 5.42 | 12/25/36 | 224,193 | 223,095 |
| Renaissance Home Equity Loan <br> Trust, Ser. 2006-1, Cl. AF2 | 5.53 | 5/25/36 | 205,000 | 204,585 |
| Residential Asset Mortgage <br> Products, Ser. 2004-RS9, Cl. AI2 | 3.68 | 8/25/26 | 38,597 | 38,446 |
| Residential Asset Mortgage <br> Products, Ser. 2004-RS8, Cl. AI2 | 3.81 | 1/25/26 | 26,374 | 26,295 |
| Residential Asset Mortgage <br> Products, Ser. 2006-NC2, Cl. A1 | 5.04 | 2/25/36 | 332,835 a | 333,108 |
| Residential Asset <br> Mortgage Products, <br> Ser. 2005-EFC6, Cl. 1A1 | 5.05 | 11/25/35 | 273,672 a | 273,881 |
| Residential Asset Mortgage <br> Products, Ser. 2005-RS2, Cl. AII1 | 5.07 | 2/25/35 | 98,227 a | 98,306 |
| Residential Asset <br> Mortgage Products, <br> Ser. 2004-RS12, Cl. AII1 | 5.09 | 6/25/27 | 44,512 a | 44,545 |
| Residential Asset Mortgage <br> Products, Ser. 2003-RS9, Cl. MI1 | 5.80 | 10/25/33 | 105,000 | 103,878 |
| Residential Asset Securities, <br> Ser. 2005-EMX1, Cl. AI1 | 5.06 | 3/25/35 | 149,057 a | 149,166 |
| Residential Asset Securities, <br> Ser. 2004-KS10, Cl. AI1 | 5.13 | 10/25/13 | 978 a | 978 |
| Residential Asset Securities, <br> Ser. 2002-KS4, Cl. AIIB | 5.21 | 7/25/32 | 210,479 a | 210,727 |
| Residential Asset Securities, <br> Ser. 2005-EMX3, Cl. M1 | 5.39 | 9/25/35 | 300,000 a | 301,083 |
| Soundview Home Equity Loan Trust, <br> Ser. 2005-A, Cl. M5 | 5.76 | 4/25/35 | 125,000 a | 126,648 |
| Specialty Underwriting & <br> Residential Finance, <br> Ser. 2006-BC2, Cl. A2A | 5.02 | 2/25/37 | 121,435 a | 121,435 |
| Specialty Underwriting & <br> Residential Finance, <br> Ser. 2005-BC1, Cl. A1A | 5.07 | 12/25/35 | 46,673 a | 46,705 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./ Home Equity Loans (continued)** | | | | |
| Specialty Underwriting & Residential Finance, Ser. 2004-BC4, Cl. A2A | 5.11 | 10/25/35 | 31,418 a | 31,439 |
| | | | | **4,556,004** |
| **Asset-Backed Ctfs./ Manufactured Housing−.7%** | | | | |
| Green Tree Financial, Ser. 1994-7, Cl. M1 | 9.25 | 3/15/20 | 150,248 | 156,505 |
| Origen Manufactured Housing, Ser. 2005-B, Cl. A2 | 5.25 | 12/15/18 | 120,000 | 118,916 |
| | | | | **275,421** |
| **Auto Manufacturing−.4%** | | | | |
| DaimlerChrysler, Notes | 4.88 | 6/15/10 | 65,000 | 62,787 |
| DaimlerChrysler, Notes | 7.30 | 1/15/12 | 110,000 | 116,699 |
| | | | | **179,486** |
| **Automotive, Trucks & Parts−.2%** | | | | |
| Johnson Controls, Sr. Notes | 5.25 | 1/15/11 | 75,000 | **73,664** |
| **Banking−7.0%** | | | | |
| Bank of Scotland, Bonds | 7.00 | 11/29/49 | 60,000 a,b | 61,162 |
| Chuo Mitsui Trust & Banking, Sub. Notes | 5.51 | 12/29/49 | 395,000 a,b | 370,083 |
| Crestar Capital Trust I, Capital Securities | 8.16 | 12/15/26 | 120,000 | 126,315 |
| Industrial Bank of Korea, Sub. Notes | 4.00 | 5/19/14 | 120,000 a,b | 114,208 |
| NB Capital Trust IV, Capital Securities | 8.25 | 4/15/27 | 110,000 | 116,625 |
| Popular North America, Notes, Ser. F | 5.24 | 12/12/07 | 215,000 a | 215,157 |
| Resona Bank, Notes | 5.85 | 9/29/49 | 250,000 a,b | 239,206 |
| Shinsei Finance Cayman, Bonds | 6.42 | 1/29/49 | 110,000 a,b | 107,000 |
| Sovereign Bancorp, Sr. Notes | 4.80 | 9/1/10 | 145,000 b | 139,739 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banking (continued)** | | | | |
| Sovereign Bancorp, Sr. Notes | 5.10 | 3/1/09 | 35,000 a,b | 35,054 |
| Sumitomo Mitsui Banking, Notes | 5.63 | 7/29/49 | 265,000 a,b | 253,596 |
| USB Capital IX, Sub. Notes | 6.19 | 4/15/42 | 175,000 a | 173,109 |
| Washington Mutual, Sub. Notes | 4.63 | 4/1/14 | 315,000 | 285,999 |
| Washington Mutual, Notes | 5.37 | 1/15/10 | 100,000 a | 100,514 |
| Washington Mutual Preferred Funding Delaware, Bonds, Ser. A-1 | 6.53 | 3/29/49 | 100,000 a,b | 97,559 |
| Wells Fargo Capital, Capital Securities, Ser. B | 7.95 | 12/1/26 | 60,000 b | 62,990 |
| Wells Fargo Capital, Capital Securities, Ser. I | 7.96 | 12/15/26 | 115,000 | 120,812 |
| Western Financial Bank, Sub. Debs. | 9.63 | 5/15/12 | 155,000 | 174,375 |
| Zions Bancorporation, Sub. Notes | 6.00 | 9/15/15 | 100,000 | 99,892 |
| | | | | **2,893,395** |
| **Building & Construction−.1%** | | | | |
| Centex, Notes | 4.75 | 1/15/08 | 40,000 | **39,451** |
| **Chemicals−.5%** | | | | |
| ICI North America, Debs. | 8.88 | 11/15/06 | 45,000 | 45,737 |
| ICI Wilmington, Notes | 4.38 | 12/1/08 | 65,000 | 62,623 |
| ICI Wilmington, Notes | 7.05 | 9/15/07 | 30,000 | 30,456 |
| Lubrizol, Sr. Notes | 4.63 | 10/1/09 | 50,000 | 48,495 |
| | | | | **187,311** |
| **Commercial & Professional Services−.6%** | | | | |
| Erac USA Finance, Notes | 5.40 | 4/30/09 | 25,000 a,b | 25,025 |
| Erac USA Finance, Notes | 7.35 | 6/15/08 | 110,000 b | 113,990 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial & Professional Services (continued)** | | | | |
| RR Donnelley & Sons, Notes | 4.95 | 4/1/14 | 125,000 | 113,667 |
| | | | | **252,682** |
| **Commercial Mortgage Pass-Through Ctfs.–10.2%** | | | | |
| Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A | 5.32 | 4/25/34 | 69,707 a,b | 69,838 |
| Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6 | 5.60 | 4/25/36 | 123,131 a,b | 123,131 |
| Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5 | 5.61 | 1/25/36 | 98,083 a,b | 98,083 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2 | 4.56 | 2/13/42 | 85,000 | 82,665 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3 | 4.57 | 7/11/42 | 110,000 | 105,299 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A4 | 4.68 | 8/13/39 | 200,000 | 188,684 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2006-T22, Cl. A2 | 5.47 | 4/12/38 | 125,000 | 125,379 |
| Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A1 | 6.80 | 7/15/31 | 35,709 | 36,068 |
| Calwest Industrial Trust, Ser. 2002-CALW, Cl. A | 6.13 | 2/15/17 | 175,000 b | 180,340 |
| Capco America Securitization, Ser. 1998-D7, Cl. A1B | 6.26 | 10/15/30 | 700,000 | 713,220 |
| Credit Suisse/Morgan Stanley Commercial Mortgage Ctfs., Ser. 2006-HC1A, Cl. A1 | 5.09 | 5/15/23 | 90,000 a,b | 90,000 |
| Crown Castle Towers, Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 65,000 b | 63,272 |
| DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B | 6.24 | 11/12/31 | 270,000 | 275,112 |
| DLJ Commercial Mortgage, Ser. 1999-CG1, Cl. A1B | 6.46 | 3/10/32 | 370,000 | 379,450 |
| First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, Ser. 1998-C2, Cl. A2 | 6.56 | 11/18/35 | 257,356 | 261,848 |
| Global Signal Trust, Ser. 2006-1, Cl. C | 5.71 | 2/15/36 | 45,000 b | 44,624 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Global Signal Trust, Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 45,000 b | 44,960 |
| J.P. Morgan Commercial Mortgage Finance, Ser. 2000-C10, Cl. A2 | 7.37 | 8/15/32 | 286,684 | 303,033 |
| LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B | 6.93 | 6/15/31 | 150,000 | 156,203 |
| Mach One Trust Commercial Mortgage-Backed, Ser. 2004-1A, Cl. A1 | 3.89 | 5/28/40 | 198,834 b | 193,893 |
| Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2 | 5.09 | 10/12/52 | 45,000 | 44,301 |
| Morgan Stanley Capital I, Ser. 1998-WFI, Cl. A2 | 6.55 | 3/15/30 | 237,873 | 240,996 |
| Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A | 3.83 | 1/25/35 | 432,902 b | 414,277 |
| | | | | **4,234,676** |
| **Diversified Financial Services—7.6%** | | | | |
| Amvescap, Notes | 4.50 | 12/15/09 | 120,000 | 115,471 |
| Amvescap, Notes | 5.38 | 12/15/14 | 150,000 | 142,047 |
| Amvescap, Sr. Notes | 5.90 | 1/15/07 | 130,000 | 130,422 |
| Boeing Capital, Sr. Notes | 7.38 | 9/27/10 | 175,000 | 187,627 |
| CIT, Bonds | 5.28 | 1/30/09 | 230,000 a | 230,490 |
| Fondo LatinoAmericano de Reservas, Notes | 3.00 | 8/1/06 | 145,000 b | 144,199 |
| Glencore Funding, Notes | 6.00 | 4/15/14 | 180,000 b | 170,002 |
| Goldman Sachs, Sr. Notes | 5.00 | 1/15/11 | 160,000 c | 156,228 |
| HSBC Finance, Notes | 6.75 | 5/15/11 | 55,000 | 57,704 |
| International Lease Finance, Notes | 4.75 | 1/13/12 | 145,000 | 137,963 |
| Jefferies, Sr. Notes | 7.75 | 3/15/12 | 250,000 | 271,241 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | | |
| John Deere Capital, Notes, Ser. D | 4.88 | 10/15/10 | 290,000 | | 282,667 |
| Lehman Brothers, Notes | 5.50 | 4/4/16 | 185,000 | c | 179,052 |
| Merrill Lynch & Co., Notes, Ser. C | 4.79 | 8/4/10 | 140,000 | c | 136,050 |
| Mizuho JGB Investment, Bonds, Ser. A | 9.87 | 12/29/49 | 105,000 | a,b | 113,640 |
| MUFG Capital Finance Tier 1, Sr. Sub. Notes | 6.35 | 3/15/49 | 100,000 | a | 98,168 |
| Pemex Finance, Notes, Ser. 2000-1, Cl. A1 | 9.03 | 2/15/11 | 110,000 | | 118,771 |
| Pemex Finance, Bonds, Ser. 1999-2, Cl. A1 | 9.69 | 8/15/09 | 70,000 | | 75,100 |
| Residential Capital, Sr. Notes | 6.07 | 11/21/08 | 320,000 | a | 322,047 |
| Tokai Preferred Capital, Bonds, Ser. A | 9.98 | 12/29/49 | 105,000 | a,b | 113,827 |
| | | | | | **3,182,716** |
| **Diversified Metals & Mining−.6%** | | | | | |
| BHP Billiton Finance USA, Notes | 5.00 | 12/15/10 | 120,000 | | 117,679 |
| Falconbridge, Bonds | 5.38 | 6/1/15 | 25,000 | | 23,297 |
| Falconbridge, Notes | 6.00 | 10/15/15 | 105,000 | | 102,240 |
| | | | | | **243,216** |
| **Electric Utilities−4.6%** | | | | | |
| Alabama Power, Sr. Notes, Ser. X | 3.13 | 5/1/08 | 140,000 | | 134,168 |
| Consolidated Edison Company of New York, Debs., Ser. 2002-B | 4.88 | 2/1/13 | 200,000 | | 190,807 |
| Dominion Resources, Sr. Notes, Ser. D | 5.26 | 9/28/07 | 245,000 | a | 245,278 |
| Duke Energy, Sr. Notes | 5.63 | 11/30/12 | 50,000 | | 49,756 |
| FirstEnergy, Sr. Notes, Ser. B | 6.45 | 11/15/11 | 115,000 | | 118,728 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Electric Utilities (continued)** | | | | |
| FPL Group Capital, Debs., Ser. B | 5.55 | 2/16/08 | 90,000 | 90,137 |
| Niagara Mohawk Power, First Mortgage Bonds | 7.75 | 5/15/06 | 300,000 | 300,250 |
| NiSource Finance, Sr. Notes | 3.20 | 11/1/06 | 40,000 | 39,573 |
| NiSource Finance, Sr. Notes | 5.34 | 11/23/09 | 45,000 a | 45,194 |
| NiSource Finance, Sr. Notes | 7.88 | 11/15/10 | 110,000 | 118,938 |
| Ohio Power, Sr. Notes, Ser. G | 6.60 | 2/15/33 | 20,000 | 20,326 |
| Peco Energy, First Mortgage Bonds | 3.50 | 5/1/08 | 135,000 | 130,198 |
| Pepco, Notes | 5.50 | 8/15/07 | 285,000 | 284,956 |
| PP&L Capital Funding, Notes, Ser. D | 8.38 | 6/15/07 | 60,000 | 61,526 |
| Southern California Edison, First Mortgage Bonds, Ser. 2004-A | 5.00 | 1/15/14 | 70,000 | 66,748 |
| | | | | **1,896,583** |
| **Environmental Control−.4%** | | | | |
| Oakmont Asset Trust, Notes | 4.51 | 12/22/08 | 155,000 b | 150,047 |
| Republic Services, Notes | 6.09 | 3/15/35 | 35,000 | 32,925 |
| | | | | **182,972** |
| **Food & Beverages−.8%** | | | | |
| HJ Heinz, Notes | 6.43 | 12/1/20 | 150,000 b | 152,517 |
| Safeway, Sr. Notes | 4.95 | 8/16/10 | 135,000 | 130,866 |
| Tyson Foods, Sr. Notes | 6.60 | 4/1/16 | 60,000 | 58,965 |
| | | | | **342,348** |
| **Health Care−1.0%** | | | | |
| Quest Diagnostics, Sr. Notes | 5.13 | 11/1/10 | 70,000 | 68,518 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Health Care (continued)** | | | | | |
| Teva Pharmaceutical Finance, Sr. Notes | 6.15 | 2/1/36 | 115,000 | | 106,597 |
| UnitedHealth, Sr. Notes | 5.25 | 3/15/11 | 150,000 | | 148,245 |
| WellPoint, Notes | 5.00 | 1/15/11 | 75,000 | | 73,141 |
| | | | | | **396,501** |
| **Lodging & Entertainment−.3%** | | | | | |
| Carnival, Sr. Notes | 3.75 | 11/15/07 | 140,000 | | **136,558** |
| **Manufacturing−.5%** | | | | | |
| Tyco International, Notes | 5.80 | 8/1/06 | 115,000 | | 115,112 |
| Tyco International, Notes | 6.88 | 1/15/29 | 100,000 | | 103,139 |
| | | | | | **218,251** |
| **Media−1.7%** | | | | | |
| Clear Channel Communications, Sr. Notes | 7.65 | 9/15/10 | 175,000 | | 184,511 |
| Comcast Cable Communications, Sr. Notes | 6.75 | 1/30/11 | 250,000 | c | 260,355 |
| Media General, Notes | 6.95 | 9/1/06 | 55,000 | | 55,136 |
| Univision Communications, Sr. Notes | 2.88 | 10/15/06 | 135,000 | | 133,402 |
| Viacom, Sr. Notes | 5.75 | 4/30/11 | 80,000 | b | 79,530 |
| | | | | | **712,934** |
| **Oil & Gas−.9%** | | | | | |
| Buckeye Partners, Notes | 5.30 | 10/15/14 | 145,000 | | 137,928 |
| Enbridge Energy Partners, Sr. Notes | 6.30 | 12/15/34 | 130,000 | | 121,994 |
| ONEOK, Notes | 5.20 | 6/15/15 | 135,000 | | 127,093 |
| | | | | | **387,015** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Paper & Forest Products—.6%** | | | | |
| International Paper, Notes | 5.85 | 10/30/12 | 65,000 | 64,791 |
| Temple-Inland, Bonds | 6.63 | 1/15/18 | 120,000 | 121,718 |
| Weyerhaeuser, Notes | 6.75 | 3/15/12 | 60,000 | 62,177 |
| | | | | **248,686** |
| **Property-Casualty Insurance—1.3%** | | | | |
| Aegon Funding, Sr. Notes | 5.75 | 12/15/20 | 140,000 | 135,767 |
| American International, Notes | 5.05 | 10/1/15 | 120,000 [b] | 113,190 |
| AON, Capital Securities | 8.21 | 1/1/27 | 115,000 | 127,577 |
| Assurant, Sr. Notes | 6.75 | 2/15/34 | 35,000 | 35,193 |
| ING Groep, Bonds | 5.78 | 12/29/49 | 90,000 [a] | 86,354 |
| Prudential Financial, Sr. Notes | 4.10 | 11/15/06 | 45,000 [a] | 44,742 |
| | | | | **542,823** |
| **Real Estate Investment Trusts—5.2%** | | | | |
| Archstone-Smith Operating Trust, Sr. Notes | 5.25 | 5/1/15 | 175,000 | 166,137 |
| Arden Realty, Notes | 5.20 | 9/1/11 | 140,000 | 138,443 |
| Arden Realty, Notes | 5.25 | 3/1/15 | 25,000 | 24,080 |
| Boston Properties, Sr. Notes | 6.25 | 1/15/13 | 140,000 | 143,330 |
| Brandywine Operating Partnership, Sub. Notes | 5.41 | 4/1/09 | 75,000 [a] | 75,034 |
| Duke Realty, Sr. Notes | 5.25 | 1/15/10 | 300,000 | 295,171 |
| EOP Operating, Notes | 5.59 | 10/1/10 | 45,000 [a] | 45,424 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Real Estate Investment Trusts (continued)** | | | | |
| EOP Operating, Sr. Notes | 7.00 | 7/15/11 | 135,000 | 142,159 |
| ERP Operating, Notes | 5.13 | 3/15/16 | 75,000 | 70,195 |
| Healthcare Realty Trust, Sr. Notes | 5.13 | 4/1/14 | 200,000 | 185,476 |
| HRPT Properties Trust, Sr. Notes | 5.52 | 3/16/11 | 100,000 a | 100,292 |
| Mack-Cali Realty, Notes | 5.05 | 4/15/10 | 100,000 | 96,999 |
| Mack-Cali Realty, Sr. Notes | 5.13 | 1/15/15 | 70,000 | 65,148 |
| Mack-Cali Realty, Notes | 5.25 | 1/15/12 | 35,000 | 33,880 |
| National Retail Properties, Sr. Notes | 6.15 | 12/15/15 | 100,000 | 97,311 |
| Regency Centers, Sr. Notes | 5.25 | 8/1/15 | 105,000 | 98,663 |
| Simon Property, Notes | 4.60 | 6/15/10 | 50,000 | 48,217 |
| Simon Property, Notes | 5.63 | 8/15/14 | 135,000 | 132,013 |
| Socgen Real Estate, Bonds, Ser. A | 7.64 | 12/29/49 | 200,000 a,b | 205,386 |
| | | | | **2,163,358** |
| **Residential Mortgage Pass-Through Ctfs.−3.9%** | | | | |
| American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1 | 5.75 | 12/25/35 | 101,986 b | 102,058 |
| Banc of America Mortgage Securities, Ser. 2004-F, Cl. 2A7 | 4.15 | 7/25/34 | 289,009 a | 280,229 |
| Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5 | 5.01 | 2/25/35 | 115,000 | 110,748 |
| Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1 | 5.31 | 5/25/36 | 69,811 a | 69,811 |
| Nomura Asset Acceptance, Ser. 2005-AP1, Cl. 2A5 | 4.86 | 2/25/35 | 285,000 | 272,724 |
| Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 190,000 | 182,218 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Residential Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 105,000 | 101,526 |
| Opteum Mortgage Acceptance, Ser. 2005-1, Cl. A2 | 5.10 | 2/25/35 | 63,235 a | 63,265 |
| Washington Mutual, Ser. 2004-AR7, Cl. A6 | 3.94 | 7/25/34 | 150,000 a | 144,058 |
| Washington Mutual, Ser. 2003-AR10, Cl. A6 | 4.07 | 10/25/33 | 125,000 a | 121,390 |
| Washington Mutual, Ser. 2004-AR9, Cl. A7 | 4.19 | 8/25/34 | 195,000 a | 187,629 |
| | | | | **1,635,656** |
| **Retail−.7%** | | | | |
| CVS, Notes | 4.00 | 9/15/09 | 60,000 | 57,249 |
| Darden Restaurants, Sr. Notes | 4.88 | 8/15/10 | 115,000 | 111,027 |
| Owens & Minor, Sr. Notes | 6.35 | 4/15/16 | 35,000 | 34,756 |
| Yum! Brands, Sr. Notes | 8.88 | 4/15/11 | 90,000 | 101,201 |
| | | | | **304,233** |
| **State Government−.8%** | | | | |
| Erie County Tobacco Asset Securitization, Asset-Backed Bonds, Ser. E | 6.00 | 6/1/28 | 60,000 | 58,634 |
| Tobacco Settlement Authority of Iowa, Asset-Backed Bonds, Ser. A | 6.50 | 6/1/23 | 275,000 | 269,266 |
| | | | | **327,900** |
| **Technology−.6%** | | | | |
| Cooper Industries, Notes | 5.25 | 11/15/12 | 270,000 b | **263,564** |
| **Telecommunications−3.2%** | | | | |
| Cisco Systems, Notes | 4.85 | 2/20/09 | 135,000 a,c | 135,233 |
| Deutsche Telekom International Finance, Notes | 5.12 | 3/23/09 | 235,000 a | 235,249 |
| France Telecom, Notes | 7.75 | 3/1/11 | 90,000 a | 98,009 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| New Cingular Wireless Services, Sr. Notes | 7.88 | 3/1/11 | 170,000 | 186,241 |
| Royal KPN, Sr. Notes | 8.38 | 10/1/30 | 190,000 | 206,441 |
| Sprint Capital, Notes | 8.75 | 3/15/32 | 170,000 | 211,547 |
| Verizon Global Funding, Sr. Notes | 4.88 | 8/15/07 | 100,000 a | 100,054 |
| Verizon Wireless Capital, Notes | 5.38 | 12/15/06 | 170,000 | 170,112 |
| | | | | **1,342,886** |
| **Transportation–.5%** | | | | |
| FedEx, Notes | 3.50 | 4/1/09 | 70,000 | 66,524 |
| Ryder System, Notes | 5.00 | 6/15/12 | 45,000 | 42,442 |
| Union Pacific, Notes | 6.50 | 4/15/12 | 80,000 | 83,216 |
| | | | | **192,182** |
| **U.S. Government Agencies/ Mortgage-Backed–36.8%** | | | | |
| Federal Home Loan Mortgage Corp.: | | | | |
| 4.00%, 10/1/09 | | | 77,396 | 74,832 |
| 4.50%, 10/1/09 | | | 125,251 | 122,706 |
| 5.00%, 6/1/33 | | | 372,406 | 353,436 |
| 6.00%, 6/1/12–2/1/14 | | | 38,582 | 38,914 |
| 6.50%, 3/1/11–9/1/29 | | | 62,608 | 63,756 |
| 7.00%, 3/1/12 | | | 22,912 | 23,485 |
| 7.50%, 12/1/25–1/1/31 | | | 54,541 | 56,984 |
| 8.00%, 10/1/19–10/1/30 | | | 26,486 | 27,983 |
| 8.50%, 7/1/30 | | | 2,375 | 2,558 |
| 9.00%, 8/1/30 | | | 4,815 | 5,248 |
| Federal National Mortgage Association: | | | | |
| 4.50% | | | 1,800,000 d | 1,713,924 |
| 5.00% | | | 2,625,000 d | 2,516,172 |
| 5.50% | | | 3,450,000 d | 3,360,906 |
| 6.00% | | | 455,000 d | 460,260 |
| 4.00%, 5/1/10 | | | 209,647 | 200,540 |
| 4.50%, 6/1/10–8/1/18 | | | 902,028 | 862,812 |
| 5.00%, 7/1/11–10/1/11 | | | 206,808 | 203,706 |
| 5.50%, 12/1/24–1/1/34 | | | 1,026,565 | 1,002,665 |
| 6.00%, 9/1/13–2/1/17 | | | 182,506 | 184,921 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | |
| Federal National Mortgage Association (continued): | | |
| 7.00%, 7/1/15−5/1/31 | 46,927 | 48,340 |
| 7.50%, 3/1/12−3/1/31 | 55,159 | 57,424 |
| 8.00%, 5/1/13−3/1/31 | 27,928 | 29,617 |
| Grantor Trust, Ser. 2001-T11, Cl. B, 5.50%, 9/25/11 | 210,000 | 211,254 |
| Government National Mortgage Association I: | | |
| 6.00%, 1/15/29 | 61,584 | 61,930 |
| 6.50%, 9/15/08−6/15/29 | 80,973 | 83,486 |
| 7.00%, 8/15/25−9/15/31 | 73,576 | 76,440 |
| 7.50%, 12/15/26−1/15/31 | 20,431 | 21,452 |
| 8.00%, 1/15/30−10/15/30 | 20,632 | 22,063 |
| 8.50%, 4/15/25−9/15/30 | 10,772 | 11,697 |
| 9.00%, 10/15/27 | 11,608 | 12,631 |
| 9.50%, 2/15/25 | 7,571 | 8,363 |
| Ser. 2004-43, Cl. A, 2.82%, 12/16/19 | 265,704 | 252,634 |
| Ser. 2004-23, Cl. B, 2.95%, 3/16/19 | 250,000 | 237,039 |
| Ser. 2004-57, Cl. A, 3.02%, 1/16/19 | 169,221 | 161,261 |
| Ser. 2004-97, Cl. AB, 3.08%, 4/16/22 | 246,603 | 235,076 |
| Ser. 2003-64, Cl. A, 3.09%, 4/16/24 | 71,365 | 69,906 |
| Ser. 2004-9, Cl. A, 3.36%, 8/16/22 | 240,097 | 228,620 |
| Ser. 2004-25, Cl. AC, 3.38%, 1/16/23 | 326,566 | 312,285 |
| Ser. 2004-77, Cl. A, 3.40%, 3/16/20 | 243,118 | 233,357 |
| Ser. 2004-67, Cl. A, 3.65%, 9/16/17 | 179,739 | 174,620 |
| Ser. 2005-50, Cl. A, 4.02%, 10/16/26 | 117,611 | 113,861 |
| Ser. 2005-9, Cl. A, 4.03%, 5/16/22 | 119,620 | 116,016 |
| Ser. 2005-12, Cl. A, 4.04%, 5/16/21 | 87,000 | 84,439 |
| Ser. 2005-42, Cl. A, 4.05%, 7/16/20 | 125,152 | 121,704 |
| Ser. 2004-51, Cl. A, 4.15%, 2/16/18 | 337,789 | 328,676 |
| Ser. 2006-9, Cl. A, 4.20%, 8/16/26 | 299,317 | 288,824 |
| Ser. 2006-3, Cl. A, 4.21%, 1/16/28 | 99,389 | 96,074 |
| Ser. 2005-67, Cl. A, 4.22%, 6/16/21 | 34,152 | 33,289 |
| Ser. 2006-5, Cl. A, 4.24%, 7/16/29 | 272,917 | 263,852 |
| Ser. 2005-59, Cl. A, 4.39%, 5/16/23 | 65,314 | 63,788 |
| | | **15,335,826** |
| **U.S. Government Securities−24.1%** | | |
| U.S. Treasury Bonds: | | |
| 4.50%, 2/15/36 | 920,000 | 827,066 |
| 5.25%, 11/15/28 | 825,000 | 819,456 |
| 7.25%, 5/15/16 | 470,000 | 547,917 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Securities (continued)** | | |
| U.S. Treasury Inflation Protected Securities: | | |
| 2.00%, 1/15/16 | 855,898 [e] | 827,805 |
| 3.00%, 7/15/12 | 469,642 [c,e] | 489,637 |
| U.S. Treasury Notes: | | |
| 4.75%, 5/15/14 | 95,000 [c] | 93,260 |
| 4.88%, 4/30/11 | 6,420,000 | 6,408,970 |
| | | **10,014,111** |
| **Total Bonds and Notes** | | |
| (cost $56,268,332) | | **55,226,820** |

| Options−.1% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options−.0%** | | |
| 12-Month Euribor Interest Swap, | | |
| March 2007 @ 4.488 | 870,000 | 1,967 |
| U.S. Treasury Notes, 4.5%, | | |
| 2/15/2016, May 2006 @ 99.53125 | 1,825,000 | 71 |
| | | **2,038** |
| **Put Options−.1%** | | |
| 6-Month Euribor Interest Swap, | | |
| January 2007 @ 3.56 | 1,000,000 | 23,980 |
| June 2006 5 Year Future, | | |
| May 2006 @ 104.5 | 800,000 | 4,125 |
| | | **28,105** |
| **Total Options** | | |
| (cost $36,022) | | **30,143** |

| Other Investment−4.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $1,671,000) | 1,671,000 [f] | **1,671,000** |

| Short-Term Investment−.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Agency Discount Note;** | | |
| Federal National Mortgage | | |
| Association, 4.65%, 6/7/06 | | |
| (cost $49,761) | 50,000 [g] | **49,761** |

| Investment of Cash Collateral for Securities Loaned—2.4% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $992,219) | 992,219 [f] | **992,219** |
| **Total Investments** (cost $59,017,334) | **139.2%** | **57,969,943** |
| **Liabilities, Less Cash and Receivables** | **(39.2%)** | **(16,322,375)** |
| **Net Assets** | **100.0%** | **41,647,568** |

[a]  *Variable rate security—interest rate subject to periodic change.*

[b]  *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $4,549,990 or 10.9% of net assets.*

[c]  *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $1,305,804 and the total market value of the collateral held by the fund is $1,346,219, consisting of cash collateral of $992,219 and U.S. Government and Agency securities valued at $354,000.*

[d]  *Purchased on a forward commitment basis.*

[e]  *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[f]  *Investment in affiliated money market mutual fund.*

[g]  *Held by a broker as collateral for open financial futures positions.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Corporate Bonds | 40.0 | Short-Term/ | |
| U.S. Government Agencies/ | | Money Market Investments | 6.5 |
| Mortgage-Backed | 36.8 | State Government | .8 |
| Asset/Mortgage-Backed | 30.9 | Futures/Options/Swaps | .2 |
| U.S. Government | 24.1 | | **139.3** |

[†]  *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2006 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation at 4/30/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 Year Notes | 12 | 2,444,813 | June 2006 | 6,134 |
| U.S. Treasury 5 Year Notes | 13 | 1,354,031 | June 2006 | 7,254 |
| U.S. Treasury 10 Year Notes | 3 | 316,734 | June 2006 | 3,877 |
| | | | | **17,265** |

*See notes to financial statements.*

# STATEMENT OF OPTIONS WRITTEN

April 30, 2006 (Unaudited)

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options:** | | |
| U.S. Treasury Notes, 4.5%, 2/15/2016, May 2006 @ 100.742188 | 3,650,000 | 285 |
| U.S. Treasury Notes, 4.5%, 2/15/2016, June 2006 @ 98.074219 | 1,250,000 | 1,074 |
| **Put Options:** | | |
| U.S. Treasury Notes, 4.5%, 2/15/2016, June 2006 @ 94.050781 | 1,250,000 | 3,809 |
| 12-Month Euribor Interest Swap, March 2007 @ 5.973 | 870,000 | 4,850 |
| June 2006 5 Year Future, May 2006 @ 103.5 | 800,000 | 750 |
| June 2006 5 Year Future, May 2006 @ 104 | 800,000 | 1,875 |
| (Premiums received $28,415) | | **12,643** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | | |
| (including securities on loan, valued at $1,305,804)–Note 1(c): | | |
| Unaffiliated issuers | 56,354,115 | 55,306,724 |
| Affiliated issuers | 2,663,219 | 2,663,219 |
| Cash denominated in foreign currencies | 430 | 421 |
| Receivable for investment securities sold | | 6,957,786 |
| Dividends and interest receivable | | 404,188 |
| Unrealized appreciation on swap contracts–Note 4 | | 73,318 |
| Receivable for shares of Capital Stock subscribed | | 23,987 |
| | | **65,429,643** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 35,317 |
| Cash overdraft due to Custodian | | 48,516 |
| Payable for investment securities purchased | | 14,072,824 |
| Payable for open mortgage-backed dollar rolls–Note 4 | | 8,540,869 |
| Liability for securities on loan–Note 1(c) | | 992,219 |
| Unrealized depreciation on swap contracts–Note 4 | | 40,814 |
| Payable for shares of Capital Stock redeemed | | 34,369 |
| Outstanding options written, at value (premiums | | |
| received $28,415)–See Statement of Options Written | | 12,643 |
| Payable to broker from swap transactions–Note 4 | | 82 |
| Payable for futures variation margin–Note 4 | | 4,422 |
| | | **23,782,075** |
| **Net Assets ($)** | | **41,647,568** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 43,469,039 |
| Accumulated distributions in excess of investment income–net | | (53,897) |
| Accumulated net realized gain (loss) on investments | | (785,716) |
| Accumulated net unrealized appreciation (depreciation) on investments, | | |
| foreign currency transactions, options transactions and swap transactions | | |
| (including $17,265 net unrealized appreciation on financial futures) | | (981,858) |
| **Net Assets ($)** | | **41,647,568** |

## Net Asset Value Per Share

| | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Net Assets ($) | 15,848,523 | 8,592,252 | 6,579,960 | 10,626,833 |
| Shares Outstanding | 1,467,292 | 792,966 | 615,977 | 983,989 |
| **Net Asset Value Per Share ($)** | **10.80** | **10.84** | **10.68** | **10.80** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 1,072,192 |
| Cash dividends; | |
|   Affiliated issuers | 2,453 |
| Income from securities lending | 563 |
| **Total Income** | **1,075,208** |
| **Expenses:** | |
| Management fee–Note 3(a) | 134,628 |
| Distribution and service fees–Note 3(b) | 85,343 |
| Loan commitment fees–Note 2 | 287 |
| **Total Expenses** | **220,258** |
| **Investment Income–Net** | **854,950** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | (876,592) |
| Net realized gain (loss) on financial futures | 101,360 |
| Net realized gain (loss) on options transactions | (6,516) |
| Net realized gain (loss) on swap transactions | 13,999 |
| Net realized gain (loss) on forward currency exchange contracts | 103,312 |
| **Net Realized Gain (Loss)** | **(664,437)** |
| Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($22,297) net unrealized (depreciation) on financial futures] | (66,473) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(730,910)** |
| **Net Increase in Net Assets Resulting from Operations** | **124,040** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 854,950 | 1,722,973 |
| Net realized gain (loss) on investments | (664,437) | 569,229 |
| Net unrealized appreciation (depreciation) on investments | (66,473) | (1,856,316) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **124,040** | **435,886** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (336,488) | (658,622) |
| Class B shares | (182,960) | (431,596) |
| Class C shares | (128,815) | (258,788) |
| Class R shares | (243,332) | (456,688) |
| Net realized gain on investments: | | |
| Class A shares | (207,472) | (222,110) |
| Class B shares | (136,745) | (189,155) |
| Class C shares | (96,730) | (108,849) |
| Class R shares | (148,257) | (151,727) |
| **Total Dividends** | **(1,480,799)** | **(2,477,535)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 2,107,106 | 5,663,294 |
| Class B shares | 618,938 | 1,182,035 |
| Class C shares | 694,611 | 1,482,037 |
| Class R shares | 187,494 | 849,558 |
| Dividends reinvested: | | |
| Class A shares | 276,958 | 474,884 |
| Class B shares | 217,076 | 403,292 |
| Class C shares | 153,086 | 255,034 |
| Class R shares | 228,044 | 353,603 |
| Cost of shares redeemed: | | |
| Class A shares | (3,317,606) | (7,455,608) |
| Class B shares | (3,797,226) | (6,405,479) |
| Class C shares | (2,048,584) | (3,250,521) |
| Class R shares | (1,237,726) | (2,147,487) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(5,917,829)** | **(8,595,358)** |
| **Total Increase (Decrease) in Net Assets** | **(7,274,588)** | **(10,637,007)** |
| **Net Assets ($):** | | |
| Beginning of Period | 48,922,156 | 59,559,163 |
| **End of Period** | **41,647,568** | **48,922,156** |
| Distributions in excess of investment income—net | (53,897) | (17,252) |

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 191,497 | 497,578 |
| Shares issued for dividends reinvested | 25,186 | 41,795 |
| Shares redeemed | (300,890) | (655,500) |
| **Net Increase (Decrease) in Shares Outstanding** | **(84,207)** | **(116,127)** |
| **Class B**[a] | | |
| Shares sold | 55,719 | 103,892 |
| Shares issued for dividends reinvested | 19,656 | 35,378 |
| Shares redeemed | (343,720) | (562,088) |
| **Net Increase (Decrease) in Shares Outstanding** | **(268,345)** | **(422,818)** |
| **Class C** | | |
| Shares sold | 64,177 | 131,899 |
| Shares issued for dividends reinvested | 14,065 | 22,694 |
| Shares redeemed | (188,074) | (288,381) |
| **Net Increase (Decrease) in Shares Outstanding** | **(109,832)** | **(133,788)** |
| **Class R** | | |
| Shares sold | 17,007 | 75,580 |
| Shares issued for dividends reinvested | 20,736 | 31,128 |
| Shares redeemed | (113,016) | (188,772) |
| **Net Increase (Decrease) in Shares Outstanding** | **(75,273)** | **(82,064)** |

[a] *During the period ended April 30, 2006, 97,907 Class B shares representing $1,081,379 were automatically converted to 98,203 Class A shares and during the period ended October 31, 2005, 212,314 Class B shares representing $2,419,649 were automatically converted to 212,954 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.14 | 11.57 | 11.44 | 11.44 | 11.46 | 10.64 |
| Investment Operations: | | | | | | |
| Investment income—net | .22[b] | .38[b] | .38[b] | .37[b] | .49[b] | .60 |
| Net realized and unrealized gain (loss) on investments | (.20) | (.28) | .16 | .01 | .00[c] | .82 |
| Total from Investment Operations | .02 | .10 | .54 | .38 | .49 | 1.42 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.22) | (.40) | (.40) | (.38) | (.51) | (.60) |
| Dividends from net realized gain on investments | (.14) | (.13) | (.01) | – | – | – |
| Total Distributions | (.36) | (.53) | (.41) | (.38) | (.51) | (.60) |
| Net asset value, end of period | 10.80 | 11.14 | 11.57 | 11.44 | 11.44 | 11.46 |
| **Total Return (%)[d]** | .20[e] | .88 | 4.76 | 3.34 | 4.44 | 13.74 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .85[f] | .85 | .85 | .85 | .85 | .85 |
| Ratio of net investment income to average net assets | 3.94[f] | 3.34 | 3.33 | 3.13 | 4.44 | 5.41 |
| Portfolio Turnover Rate | 226.86[e,g] | 388.58[g] | 202.27[g] | 173.68 | 136.77 | 65.05 |
| Net Assets, end of period ($ x 1,000) | 15,849 | 17,278 | 19,293 | 20,176 | 17,159 | 11,415 |

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.43% to 4.44%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006, October 31, 2005 and October 31, 2004 were 109.69%, 188.33% and 144.28%, respectively.

See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 a | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.17 | 11.61 | 11.47 | 11.48 | 11.49 | 10.68 |
| Investment Operations: | | | | | | |
| Investment income−net | .19b | .32b | .32b | .30b | .44b | .55 |
| Net realized and unrealized gain (loss) on investments | (.18) | (.29) | .17 | .01 | .00c | .81 |
| Total from Investment Operations | .01 | .03 | .49 | .31 | .44 | 1.36 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.20) | (.34) | (.34) | (.32) | (.45) | (.55) |
| Dividends from net realized gain on investments | (.14) | (.13) | (.01) | – | – | – |
| Total Distributions | (.34) | (.47) | (.35) | (.32) | (.45) | (.55) |
| Net asset value, end of period | 10.84 | 11.17 | 11.61 | 11.47 | 11.48 | 11.49 |
| **Total Return (%)d** | .05e | .29 | 4.32 | 2.74 | 4.00 | 13.05 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.35f | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | 3.45f | 2.84 | 2.83 | 2.64 | 3.93 | 4.94 |
| Portfolio Turnover Rate | 226.86e,g | 388.58g | 202.27g | 173.68 | 136.77 | 65.05 |
| Net Assets, end of period ($ x 1,000) | 8,592 | 11,855 | 17,225 | 24,877 | 26,352 | 16,144 |

a As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.91% to 3.93%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.

b Based on average shares outstanding at each month end.

c Amount represents less than $.01 per share.

d Exclusive of sales charge.

e Not annualized.

f Annualized.

g The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006, October 31, 2005 and October 31, 2004 were 109.69%, 188.33% and 144.28%, respectively.

See notes to financial statements.

| Class C Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 | Year Ended October 31, 2004 | Year Ended October 31, 2003 | Year Ended October 31, 2002[a] | Year Ended October 31, 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.01 | 11.44 | 11.31 | 11.32 | 11.33 | 10.53 |
| Investment Operations: | | | | | | |
| Investment income−net | .19[b] | .32[b] | .32[b] | .30[b] | .43[b] | .54 |
| Net realized and unrealized gain (loss) on investments | (.19) | (.28) | .15 | .01 | .00[c] | .80 |
| Total from Investment Operations | .00 | .04 | .47 | .31 | .43 | 1.34 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.19) | (.34) | (.33) | (.32) | (.44) | (.54) |
| Dividends from net realized gain on investments | (.14) | (.13) | (.01) | − | − | − |
| Total Distributions | (.33) | (.47) | (.34) | (.32) | (.44) | (.54) |
| Net asset value, end of period | 10.68 | 11.01 | 11.44 | 11.31 | 11.32 | 11.33 |
| **Total Return (%)[d]** | .03[e] | .34 | 4.25 | 2.73 | 4.00 | 13.05 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.35[f] | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | 3.44[f] | 2.83 | 2.83 | 2.64 | 3.90 | 4.86 |
| Portfolio Turnover Rate | 226.86[e,g] | 388.58[g] | 202.27[g] | 173.68 | 136.77 | 65.05 |
| Net Assets, end of period ($ x 1,000) | 6,580 | 7,994 | 9,838 | 11,104 | 7,603 | 3,713 |

[a]  *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.88% to 3.90%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Amount represents less than $.01 per share.*
[d]  *Exclusive of sales charge.*
[e]  *Not annualized.*
[f]  *Annualized.*
[g]  *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006, October 31, 2005 and October 31, 2004 were 109.69%, 188.33% and 144.28%, respectively.*

*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | 2004 | 2003 | 2002[a] | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.13 | 11.57 | 11.44 | 11.44 | 11.46 | 10.64 |
| Investment Operations: | | | | | | |
| Investment income−net | .23[b] | .41[b] | .41[b] | .39[b] | .54[b] | .63 |
| Net realized and unrealized gain (loss) on investments | (.18) | (.29) | .15 | .02 | (.03) | .82 |
| Total from Investment Operations | .05 | .12 | .56 | .41 | .51 | 1.45 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.24) | (.43) | (.42) | (.41) | (.53) | (.63) |
| Dividends from net realized gain on investments | (.14) | (.13) | (.01) | − | − | − |
| Total Distributions | (.38) | (.56) | (.43) | (.41) | (.53) | (.63) |
| Net asset value, end of period | 10.80 | 11.13 | 11.57 | 11.44 | 11.44 | 11.46 |
| **Total Return (%)** | .41[c] | 1.03 | 5.02 | 3.61 | 4.70 | 14.02 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .60[d] | .60 | .60 | .60 | .60 | .60 |
| Ratio of net investment income to average net assets | 4.18[d] | 3.57 | 3.57 | 3.37 | 4.80 | 5.77 |
| Portfolio Turnover Rate | 226.86[c,e] | 388.58[e] | 202.27[e] | 173.68 | 136.77 | 65.05 |
| Net Assets, end of period ($ x 1,000) | 10,627 | 11,794 | 13,203 | 14,711 | 21,796 | 24,322 |

"Year Ended October 31,"

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.79% to 4.80%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2006, October 31, 2005 and October 31, 2004 were 109.69%, 188.33% and 144.28%, respectively.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to obtain as high a level of current income as is consistent with safety of principal and maintenance of liquidity. Although the fund may invest in obligations with different remaining maturities, the fund's average maturity normally will not exceed ten years. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 250 million shares of $.001 par value Capital Stock. The fund currently offers four classes of shares: Class A (50 million shares authorized), Class B (50 million shares authorized), Class C (50 million shares authorized) and Class R (100 million shares authorized). Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A shares of the fund may be purchased at NAV without payment of a sales charge:

For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments,

excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their NAV. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the

best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $1,805,694 and long-term capital gains $671,841. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

## NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .60% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and

expenses of the non–interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in–person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in–person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non–interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non–interested Directors.

During the period ended April 30, 2006, the Distributor retained $280 from commissions earned on sales of the fund's Class A shares and $14,008 and $355 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate

annual rate of .50% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended April 30, 2006, Class A, Class B and Class C shares were charged $20,478, $25,384 and $17,859, respectively, pursuant to their respective Plans. During the period ended April 30, 2006, Class B and Class C shares were charged $12,692 and $8,930, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $22,594, Rule 12b-1 distribution plan fees $9,577 and service plan fees $3,146.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended April 30, 2006, amounted to $132,822,893 and $136,664,519, respectively, of which

$68,600,903 in purchases and $68,664,843 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2006:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
|---|---|---|---|---|
| | | | Cost ($) | Net Realized Gain (Loss) ($) |
| Contracts outstanding October 31, 2005 | 4,100,000 | 15,587 | | |
| Contracts written | 14,100,000 | 48,300 | | |
| Contracts terminated: | | | | |
| Contracts closed | 3,610,000 | 8,365 | 9,817 | (1,452) |
| Contracts expired | 5,970,000 | 27,107 | – | 27,107 |
| Total contracts terminated | 9,580,000 | 35,472 | 9,817 | 25,655 |
| **Contracts outstanding April 30, 2006** | **8,620,000** | **28,415** | | |

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates.

The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At April 30, 2006, there were no open forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at April 30, 2006:

| Notional Amount ($) | Reference Entity | Counterparty | Receive (Pay) Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation)($) |
|---|---|---|---|---|---|
| 186,000 | Alcoa, 6.5%, 6/1/2011 | Bear Stearns & Co. | (.52) | 6/20/2010 | (2,760) |
| 84,000 | Alcoa, 6%, 1/15/2012 | Bear Stearns & Co. | (.42) | 6/20/2010 | (906) |
| 280,000 | BellSouth, 6%, 10/15/2011 | Bear Stearns & Co. | (.62) | 3/20/2016 | (3,568) |

| Notional Amount ($) | Reference Entity | Counterparty | Receive (Pay) Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 180,000 | BelllSouth, 6%, 10/15/2011 | Deutsche Bank | (.62) | 3/20/2016 | (2,294) |
| 325,000 | Structured Index | Morgan Stanley | (.70) | 6/20/2013 | (1,260) |
| 325,000 | Structured Index | Morgan Stanley | 2.25 | 6/20/2016 | 1,069 |
| 125,000 | CMLTI 2006-WMC1, Cl. M8, 6.71%, 12/25/2035 | Morgan Stanley | (1.20) | 12/25/2035 | 458 |
| 270,000 | ConocoPhillips, 4.75%, 10/15/2012 | Bear Stearns & Co. | (.31) | 6/20/2010 | (1,615) |
| 125,000 | JPMAC 2005-FRE1, Cl. M8, 6.62%, 10/25/2035 | Morgan Stanley | (1.17) | 10/25/2035 | 570 |
| 370,000 | Koninklijke KPN N.V., 8%, 10/1/2010 | J.P. Morgan Chase Bank | (.86) | 12/20/2010 | (2,953) |
| 240,000 | Koninklijke KPN N.V., 8%, 10/1/2010 | Deutsche Bank | (.85) | 12/20/2010 | (1,815) |
| 125,000 | MABS Trust, 2005-WMC1, Cl. M8, 3/25/2035 | J.P. Morgan Chase Bank | (1.18) | 4/25/2009 | 385 |
| 340,000 | Morgan Stanley, 6.6%, 4/1/2012 | Citigroup | (.62) | 6/20/2015 | (7,314) |
| 126,000 | Nucor, 4.875%, 10/1/2012 | Bear Stearns & Co. | (.40) | 6/20/2010 | (1,238) |
| 560,000 | Telefonica, S.A., 5.125%, 2/14/2013 | Deutsche Bank | .54 | 3/20/2011 | 4,643 |
| 360,000 | Telefonica, S.A., 5.125%, 2/14/2013 | J.P. Morgan Chase Bank | .52 | 3/20/2011 | 2,666 |
| | | | | | **(15,932)** |

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at April 30, 2006:

| Notional Amount ($) | Reference Entity | Counterparty | Receive (Pay) Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 1,224,000 | USD-3 Month LIBOR BBA | J.P. Morgan Chase Bank | (4.65) | 5/13/2015 | 63,527 |
| 1,224,000 | USD-3 Month LIBOR BBA | J.P. Morgan Chase Bank | 4.17 | 5/13/2008 | (15,091) |
| | | | | | **48,436** |

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2006, accumulated net unrealized depreciation on investments was $1,047,391, consisting of $82,876 gross unrealized appreciation and $1,130,267 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, intermediate investment grade debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate investment grade debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board noted that the fund's yield performance for the past ten one-year periods ended November 30th (1996-2005) was lower than the Performance Group and Performance Universe medians. The Board members noted that the fund's total return performance for various periods ended November 30, 2005 was lower than the Performance Group and Performance Universe medians for each of the periods, except it was higher than the Performance Universe for the one-year period and at the Performance Group median for the ten-year period. The Manager also presented the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, noting a significant improvement from the November 30, 2005 relative total returns. A representative of the Manager reminded the Board that, effective March 1, 2005 and as approved by the Board, the fund expanded the types of securities in which it may invest and the types of investment techniques in which it may engage and stated that use of some of those techniques have helped improve recent performance.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm

regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned with the fund's performance, it believed that the Manager had taken steps seeking to improve performance and was satisfied with the recent trend of improvement.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

NOTES

# For More Information

**Dreyfus Premier
Limited Term Income Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0345SA0406

# Dreyfus Premier Midcap Stock Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Midcap Stock Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

John O'Toole, Portfolio Manager

### How did Dreyfus Premier Midcap Stock Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced total returns of 14.20% for Class A shares, 13.73% for Class B shares, 13.72% for Class C shares, 14.24% for Class R shares and 14.05% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), which produced a total return of 15.26% for the same period.[2]

Despite higher energy prices and rising interest rates, stocks rose in an environment of robust U.S. and global economic growth. While most market sectors responded positively to these conditions, midcap stocks generally outperformed their large-cap counterparts. The fund derived particularly strong returns from investments in the consumer cyclicals, health care and financials sectors. However, the fund's performance relative to the benchmark was undermined by relatively weak returns in the consumer staples, utilities and energy areas.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midsize companies.

The fund invests primarily in a blended portfolio of growth and value stocks of mid-capitalization companies, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management.

The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 400 Index.

In selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including: *value,* or how a stock is priced relative to its perceived intrin-

sic worth; *growth,* in this case the sustainability or growth of earnings; and *financial profile,* which measures the financial health of the company.

### What other factors influenced the fund's performance?

Midcap stocks continued to produce strong gains during the reporting period, bolstered by the economy's resilience and investors' ample appetite for risk. The fund benefited from this positive market environment across a broad range of industry groups. For example, within the consumer cyclicals sector, retailers, lodging providers and small machinery makers all contributed positively to the fund's results. Top performers in these areas included clothing retailer American Eagle Outfitters, hotel franchiser Choice Hotels International and lawn machinery manufacturer The Toro Company.

Individual holdings within the health care, producer goods and financial sectors further enhanced the fund's performance. Within the health care sector, Magellan Health Services, which manages the delivery of behavioral health care treatment services, benefited from a favorable pricing environment and increased public awareness of mental health issues. In the producer goods sector, three holdings contributed significantly to the fund's positive performance: building materials provider Eagle Materials, coal producer Peabody Energy and specialty chemical manufacturer H.B. Fuller. All of these companies experienced rising demand for their products in the strong economy. Finally, within the financials sector, The Hanover Insurance Group benefited from improved managerial execution and a tighter focus on its property and casualty insurance business, while consumer finance provider AmeriCredit rose on the strength of better-than-expected consumer spending.

The fund's gains were more modest than that of its benchmark, partly because our disciplined, valuation-conscious investment approach produced a marginally less volatile portfolio. Disappointing performance from a few individual holdings also played a part in the fund's underperformance compared to the benchmark. Within the consumer staples area, chicken producers Pilgrim's Pride and Gold Kist were hurt by avian flu concerns, leading us to sell these positions.

Among utilities stocks, energy producer Black Hills suffered from uncertainties over the company's struggle to acquire a competitor. Another of the fund's utility holdings, WPS Resources, lost ground when it announced a weak outlook for future earnings. Finally, in the high-flying energy sector, the fund's modestly underweighted position among oil service companies undermined its relative performance.

### What is the fund's current strategy?

While the economy has continued to grow, we believe the rate of expansion is slowing as the economy moves into the next phase of its cycle. Accordingly, we have begun to focus on companies that, in our view, offer greater predictability with regard to future revenue and earning prospects. More specifically, we are looking for companies that appear likely to deliver consistently positive financial results under a variety of economic conditions.

At the same time, the fund's holdings have remained broadly diversified within the midcap market, and we have allocated the fund's assets across various market sectors and capitalization ranges in a way that roughly mirrors the benchmark's composition. Our ongoing commitment to midcap investing reflects our belief that carefully selected investments in midcap stocks offer greater growth potential than large-cap stocks, but generally with fewer risks than small-cap stocks.

May 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Stock Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.17 | $ 11.13 | $ 11.13 | $ 5.84 | $ 8.49 |
| Ending value (after expenses) | $1,142.00 | $1,137.30 | $1,137.20 | $1,142.40 | $1,140.50 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.76 | $ 10.49 | $ 10.49 | $ 5.51 | $ 8.00 |
| Ending value (after expenses) | $1,018.10 | $1,014.38 | $1,014.38 | $1,019.34 | $1,016.86 |

† *Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.10% for Class B, 2.10% for Class C, 1.10% for Class R and 1.60% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks−98.3% | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical−13.2%** | | |
| Abercrombie & Fitch, Cl. A | 24,500 | 1,487,885 |
| American Eagle Outfitters | 58,200 | 1,885,680 |
| Applebee's International | 39,400 | 914,474 |
| Barnes & Noble | 26,700 | 1,203,636 |
| BorgWarner | 13,400 | 813,782 |
| CDW | 15,900 a | 946,368 |
| Chico's FAS | 29,600 b | 1,096,976 |
| Choice Hotels International | 26,400 | 1,413,192 |
| Claire's Stores | 43,750 | 1,540,875 |
| Continental Airlines, Cl. B | 22,300 a,b | 580,692 |
| Cummins | 8,300 | 867,350 |
| Domino's Pizza | 32,200 | 847,826 |
| Dress Barn | 41,200 b | 1,041,948 |
| HNI | 15,800 | 835,504 |
| K-Swiss, Cl. A | 20,000 | 573,600 |
| Longs Drug Stores | 16,200 | 768,042 |
| Men's Wearhouse | 20,800 | 737,152 |
| MSC Industrial Direct, Cl. A | 20,200 | 1,047,572 |
| O'Reilly Automotive | 38,800 b | 1,314,544 |
| Polo Ralph Lauren | 14,600 | 886,512 |
| Sonic | 20,600 b | 698,546 |
| Thor Industries | 14,300 | 721,864 |
| Toro | 16,200 | 801,090 |
| United Auto Group | 16,400 | 693,720 |
| | | **23,718,830** |
| **Consumer Staples−1.5%** | | |
| Hormel Foods | 53,500 | 1,795,460 |
| JM Smucker | 20,900 | 820,534 |
| | | **2,615,994** |
| **Energy−10.4%** | | |
| Energen | 17,000 | 599,590 |
| Grant Prideco | 46,000 b | 2,355,200 |
| Helix Energy Solutions Group | 29,400 b | 1,141,308 |
| Helmerich & Payne | 21,100 | 1,534,814 |
| Lone Star Technologies | 17,500 b | 927,675 |
| Newfield Exploration | 32,300 b | 1,440,580 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy (continued)** | | |
| NiSource | 37,600 a | 793,736 |
| Noble Energy | 30,400 | 1,367,392 |
| Oneok | 27,200 | 897,872 |
| Pioneer Natural Resources | 24,000 | 1,027,680 |
| Plains Exploration & Production | 31,600 b | 1,165,092 |
| Questar | 19,150 | 1,532,957 |
| Southwestern Energy | 25,600 b | 922,112 |
| Tesoro | 16,100 | 1,125,712 |
| UGI | 41,800 | 936,320 |
| Unit | 14,600 b | 843,150 |
| | | **18,611,190** |
| **Health Care−9.9%** | | |
| Alkermes | 47,800 b | 1,026,266 |
| AmerisourceBergen | 19,300 | 832,795 |
| Henry Schein | 17,900 b | 834,498 |
| IDEXX Laboratories | 14,800 b | 1,231,508 |
| Invitrogen | 21,400 b | 1,412,614 |
| Kindred Healthcare | 18,500 b | 448,810 |
| King Pharmaceuticals | 45,900 b | 798,201 |
| Kos Pharmaceuticals | 12,700 b | 614,680 |
| Laboratory Corp. of America Holdings | 22,500 b | 1,284,750 |
| Magellan Health Services | 34,700 b | 1,410,555 |
| Mine Safety Appliances | 22,400 | 936,320 |
| Owens & Minor | 21,200 | 675,644 |
| Pediatrix Medical Group | 18,200 b | 921,284 |
| Respironics | 23,000 b | 842,260 |
| Sepracor | 26,800 b | 1,196,352 |
| United Therapeutics | 10,100 b | 601,455 |
| Universal Health Services, Cl. B | 23,800 | 1,208,802 |
| Varian Medical Systems | 29,950 b | 1,568,781 |
| | | **17,845,575** |
| **Interest Sensitive−17.7%** | | |
| AG Edwards | 26,900 | 1,421,396 |
| American Capital Strategies | 21,000 a | 731,220 |
| American Financial Group/OH | 39,700 | 1,757,916 |
| AmeriCredit | 45,700 b | 1,383,796 |
| AmerUs Group | 14,500 | 850,425 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| BankUnited Financial, Cl. A | 16,968 | 520,748 |
| Camden Property Trust | 16,900 | 1,161,537 |
| CBL & Associates Properties | 29,200 | 1,167,708 |
| City National/Beverly Hills, CA | 20,000 | 1,459,200 |
| Colonial BancGroup | 77,700 | 2,014,761 |
| Colonial Properties Trust | 17,100 | 842,004 |
| CompuCredit | 25,200 b | 1,006,740 |
| Delphi Financial Group, Cl. A | 16,900 | 885,391 |
| Dime Bancorp (Warrants) | 68,300 b | 11,474 |
| Downey Financial | 12,100 | 868,538 |
| Equity One | 40,000 | 919,200 |
| First American | 42,500 | 1,810,500 |
| FirstFed Financial | 14,800 b | 930,772 |
| Greater Bay Bancorp | 39,000 | 1,077,180 |
| Greenhill & Co | 9,900 a | 702,108 |
| Hanover Insurance Group | 16,700 | 883,430 |
| Liberty Property Trust | 31,300 | 1,399,110 |
| New Plan Excel Realty Trust | 63,500 | 1,565,275 |
| Selective Insurance Group | 15,300 | 851,598 |
| Sky Financial Group | 35,000 | 904,750 |
| Synovus Financial | 38,100 | 1,066,800 |
| Unitrin | 20,700 | 1,011,195 |
| Wilmington Trust | 19,500 | 863,850 |
| WR Berkley | 46,500 | 1,740,030 |
| | | **31,808,652** |
| **Producer Goods−18.1%** | | |
| Airgas | 41,800 | 1,690,810 |
| Alliant Techsystems | 13,100 b | 1,047,869 |
| Applied Industrial Technologies | 26,400 | 1,096,920 |
| Ashland | 16,100 | 1,059,702 |
| Avery Dennison | 17,100 | 1,068,750 |
| CH Robinson Worldwide | 50,300 | 2,230,805 |
| Commercial Metals | 15,500 | 843,200 |
| CommScope | 30,700 b | 1,014,635 |
| Eagle Materials | 19,800 | 1,311,750 |
| Energizer Holdings | 19,000 b | 971,850 |
| Florida Rock Industries | 14,050 | 876,298 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods (continued)** | | |
| Flowserve | 16,100 b | 926,072 |
| Genlyte Group | 10,400 b | 716,664 |
| Graco | 19,300 | 902,275 |
| HB Fuller | 16,800 | 878,640 |
| Joy Global | 13,200 | 867,108 |
| Landstar System | 19,300 | 820,057 |
| NVR | 1,350 b | 1,019,250 |
| Overseas Shipholding Group | 21,700 | 1,059,611 |
| Pacer International | 16,100 | 552,069 |
| Packaging Corp. of America | 35,600 | 800,288 |
| Peabody Energy | 59,900 | 3,825,214 |
| Quanex | 21,000 | 897,960 |
| Teleflex | 12,400 | 808,976 |
| Terex | 9,800 b | 848,190 |
| Texas Industries | 13,800 | 782,460 |
| Thomas & Betts | 20,800 b | 1,184,560 |
| Toll Brothers | 20,300 b | 652,645 |
| Universal Forest Products | 11,500 | 859,855 |
| Watsco | 14,300 | 907,335 |
| | | **32,521,818** |
| **Services—9.4%** | | |
| Catalina Marketing | 25,700 | 608,576 |
| Ceridian | 39,100 b | 947,393 |
| ChoicePoint | 23,900 b | 1,052,317 |
| Corporate Executive Board | 14,300 | 1,531,959 |
| Equifax | 26,400 | 1,017,456 |
| Fair Isaac | 26,000 | 964,860 |
| Getty Images | 11,600 a,b | 742,516 |
| Global Payments | 19,900 | 943,857 |
| ITT Educational Services | 20,350 b | 1,293,243 |
| John H. Harland | 16,400 | 679,780 |
| Laidlaw International | 21,900 | 542,025 |
| Manpower | 18,400 | 1,198,760 |
| NAVTEQ | 10,300 b | 427,656 |
| Republic Services | 35,900 | 1,579,959 |
| Rollins | 25,100 | 508,275 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Services (continued)** | | |
| Washington Post, Cl. B | 2,575 | 1,972,450 |
| Weight Watchers International | 18,600 | 917,910 |
| | | **16,928,992** |
| **Technology−13.3%** | | |
| ADTRAN | 31,500 | 791,910 |
| Amphenol, Cl. A | 30,900 | 1,786,020 |
| Arrow Electronics | 61,200 b | 2,215,440 |
| Cadence Design Systems | 71,800 b | 1,359,174 |
| CheckFree | 14,400 b | 775,728 |
| Foundry Networks | 41,500 b | 589,715 |
| Harris | 30,900 | 1,439,013 |
| Imation | 26,500 | 1,113,000 |
| Lam Research | 47,100 b | 2,302,248 |
| MEMC Electronic Materials | 50,600 b | 2,054,360 |
| Microchip Technology | 62,700 | 2,336,202 |
| NCR | 17,100 b | 673,740 |
| Novell | 109,500 b | 900,090 |
| Novellus Systems | 32,400 b | 800,280 |
| Palm | 45,400 a,b | 1,026,040 |
| Sybase | 59,600 b | 1,297,492 |
| Transaction Systems Architects | 30,600 b | 1,222,164 |
| Western Digital | 58,600 b | 1,232,944 |
| | | **23,915,560** |
| **Utilities−4.8%** | | |
| Black Hills | 31,300 | 1,139,320 |
| CenturyTel | 31,300 | 1,180,010 |
| Energy East | 61,700 | 1,490,672 |
| Great Plains Energy | 38,700 | 1,093,275 |
| OGE Energy | 24,900 | 750,984 |
| Pinnacle West Capital | 20,400 | 818,040 |
| PNM Resources | 32,400 | 820,044 |
| WPS Resources | 25,850 | 1,292,242 |
| | | **8,584,587** |
| **Total Common Stocks** | | |
| (cost $154,098,326) | | **176,551,198** |

| Other Investment—2.1% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $3,817,000) | 3,817,000 c | **3,817,000** |
| **Investment of Cash Collateral for Securities Loaned—2.2%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $4,001,691) | 4,001,691 c | **4,001,691** |
| **Total Investments** (cost $161,917,017) | **102.6%** | **184,369,889** |
| **Liabilities, Less Cash and Receivables** | **(2.6%)** | **(4,687,185)** |
| **Net Assets** | **100.0%** | **179,682,704** |

*a*  *All or a portion of these securities are on loan. At April 30, 2006 the total market value of the fund's securities on loan is $3,864,768 and the total market value of the collateral held by the fund is $4,001,691.*

*b*  *Non-income producing security.*

*c*  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Producer Goods | 18.1 | Services | 9.4 |
| Interest Sensitive | 17.7 | Utilities | 4.8 |
| Technology | 13.3 | Money Market Investments | 4.3 |
| Consumer Cyclical | 13.2 | Consumer Staples | 1.5 |
| Energy | 10.4 | | |
| Health Care | 9.9 | | **102.6** |

†  *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities | | |
| on loan, valued at $3,864,768)–Note 1(b): | | |
|    Unaffiliated issuers | 154,098,326 | 176,551,198 |
|    Affiliated issuers | 7,818,691 | 7,818,691 |
| Cash | | 86,439 |
| Receivable for investment securities sold | | 2,425,124 |
| Dividends and interest receivable | | 100,391 |
| Receivable for shares of Capital Stock subscribed | | 99,897 |
| | | **187,081,740** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 221,717 |
| Liability for securities on loan–Note 1(b) | | 4,001,691 |
| Payable for investment securities purchased | | 3,052,847 |
| Payable for shares of Capital Stock redeemed | | 122,781 |
| | | **7,399,036** |
| **Net Assets ($)** | | **179,682,704** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 137,725,575 |
| Accumulated investment (loss)–net | | (283,347) |
| Accumulated net realized gain (loss) on investments | | 19,787,604 |
| Accumulated net unrealized appreciation | | |
|   (depreciation) on investments | | 22,452,872 |
| **Net Assets ($)** | | **179,682,704** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 93,855,909 | 32,906,080 | 15,732,248 | 35,459,901 | 1,728,566 |
| Shares Outstanding | 5,568,779 | 2,145,373 | 1,023,276 | 2,039,879 | 105,050 |
| **Net Asset Value Per Share ($)** | **16.85** | **15.34** | **15.37** | **17.38** | **16.45** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 1,018,543 |
| Affiliated issuers | 9,118 |
| Interest | 11,232 |
| Income on securities lending | 6,011 |
| **Total Income** | **1,044,904** |
| **Expenses:** | |
| Management fee–Note 3(a) | 971,327 |
| Distribution and service plan fees–Note 3(b) | 366,058 |
| Interest expense–Note 2 | 1,166 |
| Loan commitment fees–Note 2 | 1,088 |
| **Total Expenses** | **1,339,639** |
| **Investment (Loss)–Net** | **(294,735)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 19,939,633 |
| Net unrealized appreciation (depreciation) on investments | 3,878,987 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **23,818,620** |
| **Net Increase in Net Assets Resulting from Operations** | **23,523,885** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment (loss)–net | (294,735) | (652,477) |
| Net realized gain (loss) on investments | 19,939,633 | 48,609,744 |
| Net unrealized appreciation (depreciation) on investments | 3,878,987 | (17,779,779) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **23,523,885** | **30,177,488** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (24,555,778) | (2,444,137) |
| Class B shares | (9,829,717) | (752,920) |
| Class C shares | (4,579,972) | (306,980) |
| Class R shares | (8,637,239) | (688,497) |
| Class T shares | (396,296) | (28,405) |
| **Total Dividends** | **(47,999,002)** | **(4,220,939)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 14,413,833 | 26,659,128 |
| Class B shares | 1,269,153 | 2,265,657 |
| Class C shares | 1,873,003 | 2,814,159 |
| Class R shares | 2,351,373 | 3,278,612 |
| Class T shares | 366,196 | 622,153 |
| Dividends reinvested: | | |
| Class A shares | 22,225,409 | 2,298,869 |
| Class B shares | 9,117,589 | 683,221 |
| Class C shares | 3,036,943 | 214,569 |
| Class R shares | 8,202,459 | 627,042 |
| Class T shares | 381,157 | 28,207 |
| Cost of shares redeemed: | | |
| Class A shares | (24,181,008) | (108,753,353) |
| Class B shares | (6,033,977) | (13,791,300) |
| Class C shares | (3,223,386) | (4,207,941) |
| Class R shares | (2,645,933) | (15,531,480) |
| Class T shares | (208,122) | (1,015,043) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **26,944,689** | **(103,807,500)** |
| **Total Increase (Decrease) in Net Assets** | **2,469,572** | **(77,850,951)** |
| **Net Assets ($):** | | |
| Beginning of Period | 177,213,132 | 255,064,083 |
| **End of Period** | **179,682,704** | **177,213,132** |
| Undistributed investment income (loss)–net | (283,347) | 11,388 |

| | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 847,460 | 1,371,436 |
| Shares issued for dividends reinvested | 1,432,649 | 122,021 |
| Shares redeemed | (1,354,701) | (5,589,471) |
| **Net Increase (Decrease) in Shares Outstanding** | **925,408** | **(4,096,014)** |
| **Class B[a]** | | |
| Shares sold | 81,407 | 122,026 |
| Shares issued for dividends reinvested | 643,868 | 38,469 |
| Shares redeemed | (381,190) | (753,064) |
| **Net Increase (Decrease) in Shares Outstanding** | **344,085** | **(592,569)** |
| **Class C** | | |
| Shares sold | 126,721 | 153,451 |
| Shares issued for dividends reinvested | 214,002 | 12,054 |
| Shares redeemed | (193,578) | (229,793) |
| **Net Increase (Decrease) in Shares Outstanding** | **147,145** | **(64,288)** |
| **Class R** | | |
| Shares sold | 136,543 | 164,945 |
| Shares issued for dividends reinvested | 513,195 | 32,642 |
| Shares redeemed | (151,412) | (790,894) |
| **Net Increase (Decrease) in Shares Outstanding** | **498,326** | **(593,307)** |
| **Class T** | | |
| Shares sold | 21,570 | 32,424 |
| Shares issued for dividends reinvested | 25,137 | 1,519 |
| Shares redeemed | (11,689) | (52,239) |
| **Net Increase (Decrease) in Shares Outstanding** | **35,018** | **(18,296)** |

[a] *During the period ended April 30, 2006, 154,739 Class B shares representing $2,519,876 were automatically converted to 142,180 Class A shares and during the period ended October 31, 2005, 382,760 Class B shares representing $7,006,551 were automatically converted to 360,131 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 20.14 | 18.02 | 16.68 | 13.16 | 13.73 | 19.99 |
| Investment Operations: | | | | | | |
| Investment (loss)–net [a] | (.01) | (.03) | (.03) | (.03) | (.03) | (.04) |
| Net realized and unrealized gain (loss) on investments | 2.35 | 2.48 | 1.37 | 3.55 | (.54) | (2.69) |
| Total from Investment Operations | 2.34 | 2.45 | 1.34 | 3.52 | (.57) | (2.73) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (5.63) | (.33) | – | – | – | (3.53) |
| Net asset value, end of period | 16.85 | 20.14 | 18.02 | 16.68 | 13.16 | 13.73 |
| **Total Return (%)** [b] | 14.20 [c] | 13.70 | 8.10 | 26.67 | (4.15) | (15.81) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .67 [c] | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment (loss) to average net assets | (.08) [c] | (.14) | (.17) | (.24) | (.24) | (.31) |
| Portfolio Turnover Rate | 62.14 [c] | 87.40 | 77.47 | 92.97 | 65.85 | 82.49 |
| Net Assets, end of period ($ x 1,000) | 93,856 | 93,533 | 157,483 | 146,958 | 105,449 | 81,028 |

Year Ended October 31, 2005, 2004, 2003, 2002, 2001

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Not annualized.*
*See notes to financial statements.*

| Class B Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 18.87 | 17.03 | 15.87 | 12.62 | 13.26 | 19.57 |
| Investment Operations: | | | | | | |
| Investment (loss)−net[a] | (.07) | (.17) | (.15) | (.13) | (.14) | (.14) |
| Net realized and unrealized gain (loss) on investments | 2.17 | 2.34 | 1.31 | 3.38 | (.50) | (2.64) |
| Total from Investment Operations | 2.10 | 2.17 | 1.16 | 3.25 | (.64) | (2.78) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (5.63) | (.33) | – | – | – | (3.53) |
| Net asset value, end of period | 15.34 | 18.87 | 17.03 | 15.87 | 12.62 | 13.26 |
| **Total Return (%)[b]** | 13.73[c] | 12.84 | 7.31 | 25.75 | (4.83) | (16.47) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04[c] | 2.10 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment (loss) to average net assets | (.46)[c] | (.92) | (.91) | (.98) | (.98) | (1.06) |
| Portfolio Turnover Rate | 62.14[c] | 87.40 | 77.47 | 92.97 | 65.85 | 82.49 |
| Net Assets, end of period ($ x 1,000) | 32,906 | 33,992 | 40,755 | 50,866 | 42,067 | 37,556 |

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 18.90 | 17.06 | 15.90 | 12.64 | 13.29 | 19.59 |
| Investment Operations: | | | | | | |
| Investment (loss)–net[a] | (.07) | (.17) | (.15) | (.13) | (.14) | (.14) |
| Net realized and unrealized gain (loss) on investments | 2.17 | 2.34 | 1.31 | 3.39 | (.51) | (2.63) |
| Total from Investment Operations | 2.10 | 2.17 | 1.16 | 3.26 | (.65) | (2.77) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (5.63) | (.33) | – | – | – | (3.53) |
| Net asset value, end of period | 15.37 | 18.90 | 17.06 | 15.90 | 12.64 | 13.29 |
| **Total Return (%)[b]** | 13.72[c] | 12.88 | 7.30 | 25.79 | (4.89) | (16.40) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04[c] | 2.10 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment (loss) to average net assets | (.45)[c] | (.93) | (.92) | (.99) | (.99) | (1.06) |
| Portfolio Turnover Rate | 62.14[c] | 87.40 | 77.47 | 92.97 | 65.85 | 82.49 |
| Net Assets, end of period ($ x 1,000) | 15,732 | 16,563 | 16,041 | 16,164 | 11,587 | 8,203 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 20.59 | 18.37 | 16.95 | 13.35 | 13.89 | 20.14 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net[a] | .01 | .02 | .02 | .01 | .00[b] | (.01) |
| Net realized and unrealized gain (loss) on investments | 2.41 | 2.53 | 1.40 | 3.59 | (.54) | (2.71) |
| Total from Investment Operations | 2.42 | 2.55 | 1.42 | 3.60 | (.54) | (2.72) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (5.63) | (.33) | – | – | – | (3.53) |
| Net asset value, end of period | 17.38 | 20.59 | 18.37 | 16.95 | 13.35 | 13.89 |
| **Total Return (%)** | 14.24[c] | 13.99 | 8.38 | 26.97 | (3.89) | (15.56) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .55[c] | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 |
| Ratio of net investment income (loss) to average net assets | .04[c] | .08 | .09 | .04 | .02 | (.06) |
| Portfolio Turnover Rate | 62.14[c] | 87.40 | 77.47 | 92.97 | 65.85 | 82.49 |
| Net Assets, end of period ($ x 1,000) | 35,460 | 31,738 | 39,215 | 59,256 | 73,575 | 86,251 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 19.81 | 17.77 | 16.49 | 13.05 | 13.64 | 19.93 |
| Investment Operations: | | | | | | |
| Investment (loss)−net [a] | (.04) | (.08) | (.07) | (.07) | (.12) | (.07) |
| Net realized and unrealized gain (loss) on investments | 2.31 | 2.45 | 1.35 | 3.51 | (.47) | (2.69) |
| Total from Investment Operations | 2.27 | 2.37 | 1.28 | 3.44 | (.59) | (2.76) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (5.63) | (.33) | – | – | – | (3.53) |
| Net asset value, end of period | 16.45 | 19.81 | 17.77 | 16.49 | 13.05 | 13.64 |
| **Total Return (%)** [b] | 14.05[c] | 13.44 | 7.83 | 26.28 | (4.32) | (16.04) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .79[c] | 1.60 | 1.60 | 1.60 | 1.60 | 1.60 |
| Ratio of net investment (loss) to average net assets | (.21)[c] | (.43) | (.42) | (.49) | (.83) | (.53) |
| Portfolio Turnover Rate | 62.14[c] | 87.40 | 77.47 | 92.97 | 65.85 | 82.49 |
| Net Assets, end of period ($ x 1,000) | 1,729 | 1,388 | 1,570 | 1,486 | 734 | 243 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 488 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (22 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (66 million shares authorized) and Class T shares (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of

Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: long–term capital gains $4,220,939. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2006, was approximately $48,900, with a related weighted average annualized interest rate of 4.81%.

## NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and,

with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the
Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the
$2,000 or $1,500 fee, as applicable, will be allocated between the
Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These
fees and expenses are charged and allocated to each series based on net
assets. Amounts required to be paid by the Company directly to the
non–interested Directors, that would be applied to offset a portion of
the management fee payable to the Manager, are in fact paid directly by
the Manager to the non-interested Directors.

During the period ended April 30, 2006, the Distributor retained
$8,266 and $1,685 from commissions earned on sales of the fund's Class
A and Class T shares, respectively, and $31,801 and $1,056 from CDSC
on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant
to Rule 12b-1 under the Act, Class A shares may pay annually up to
.25% of the value of their average daily net assets to compensate the
Distributor for shareholder servicing activities and expenses primarily
intended to result in the sale of Class A shares. Class B, Class C and
Class T shares may pay the Distributor for distributing their shares at
an aggregate annual rate of .75% of the value of the average daily net
assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or
more agents in respect of advertising, marketing and other distribution
services for Class T shares and determines the amounts, if any, to be
paid to agents and the basis on which such payments are made. Class
B, Class C and Class T shares are also subject to a service plan adopted
pursuant to Rule 12b-1, (the "Service Plan") under which Class B,
Class C and Class T shares pay the Distributor for providing services
to the holders of their shares a fee at the annual rate of .25% of the
value of the average daily net assets of Class B, Class C and Class T
shares. During the period ended April 30, 2006, Class A, Class B, Class
C and Class T shares were charged $115,565, $125,756, $59,229 and
$1,923, respectively, pursuant to their respective Plans, and Class B,

Class C and Class T shares were charged $41,919, $19,743 and $1,923, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $161,947, Rule 12b-1 distribution plans fees $49,434 and service plan fees $10,336.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $109,965,261 and $134,326,173, respectively.

At April 30, 2006, accumulated net unrealized appreciation on investments was $22,452,872, consisting of $26,760,777 gross unrealized appreciation and $4,307,905 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of

mid-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mid-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was variously above and below the medians of the Performance Group for the periods, and the same as or below the Performance Universe medians for each of the periods. A representative of the Manager also presented the Board with the fund's performance and the quartile, percentile and rank of the fund within its Lipper category (as provided by Lipper) for periods ended December 31, 2005 and provided the Board members with the fund's quartile rankings within its Lipper category for the one-, three-, six- and nine-month periods ended January 26, 2006 (the most up-to-date Lipper information available). The Board noted that the fund's absolute performance and rankings had improved as compared to those of November 30, 2005 and December 31, 2005 for each period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio, including Rule 12b-1 fees, was slightly lower than the Expense Group and Expense Universe medians and, excluding Rule 12b-1 or other service fees, was slightly lower than the Expense Group and slightly higher than the Expense Universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the

relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- While the Board was concerned about the fund's performance on a relative basis, it was satisfied with the recent trend of improvement.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

NOTES

# For More Information

**Dreyfus Premier
Midcap Stock Fund**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0330SA0406

# Dreyfus Premier Small Cap Value Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Small Cap Value Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Ronald P. Gala and Adam T. Logan, Portfolio Managers

### How did Dreyfus Premier Small Cap Value Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund's Class A, B, C, R and T shares produced total returns of 13.76%, 13.29%, 13.28%, 13.86% and 13.61%, respectively.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index ("the Index"), produced a total return of 17.52%.[2]

The small-cap value segment of the U.S. stock market significantly outperformed large-cap stocks as investors exhibited an increased appetite for risk in a growing economy. Although the fund posted double-digit returns, its returns lagged its benchmark, primarily due to investors' preference for lower-quality companies, which the fund tends to avoid.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small U.S. companies. We use a disciplined process that combines computer modeling techniques, fundamental analysis and risk management to select undervalued stocks for the fund.

In selecting securities, we use disciplined valuation models to identify undervalued stocks. Undervalued stocks are normally characterized by relatively low price-to-earnings and low price-to-book ratios. The models help analyze how a stock is priced relative to its perceived intrinsic value.

Next, based on fundamental analysis, we generally select the most attractive securities, drawing on a variety of sources, including internal as well as Wall Street research.

Then the fund is constructed with a commitment to diversification, so that its sector weightings and risk characteristics are generally similar to those of the Index.

## What other factors influenced the fund's performance?

Although energy prices recently hit record highs and interest rates rose by a full percentage point during the reporting period, investors have focused more on the strong economy and surging corporate profits than on the potentially adverse effects of high fuel costs and a less accommodative monetary policy. In addition, consumer confidence hit a four-year high and business spending accelerated during the first four months of 2006. In this robust economic environment, investors demonstrated an ample appetite for risk. As they have for some time now, small-cap stocks outperformed their large-cap counterparts by a substantial margin, and companies with lower-quality characteristics, including many with no earnings, tended to outperform higher-quality businesses during the reporting period.

In addition to higher energy costs, prices of other commodities also escalated, benefiting the earnings of producers of raw materials. The fund's top materials stock for the reporting period was Reliance Steel & Aluminum, a Los Angeles-based maker of aluminum, brass, copper, stainless steel and titanium products. The company benefited from booming global demand as well as increased mergers-and-acquisitions activity in its industry. Meanwhile, shares of energy companies, which led the market in previous reporting periods, cooled off compared to the market as a whole.

Contrary to some analysts' worries about the impact of higher gasoline prices on consumer spending, restaurants and specialty retailing stocks performed well. Video game and software retailer Game Stop represented one of the fund's better performers for the reporting period.

Although the financials sector posted relatively modest returns on average, the fund added significant value in this area, deriving particularly strong results from the investment management and banking industries. For example, Calamos Asset Management, which earns fees based on the size of clients' portfolios, saw its stock price rise along with the overall market. Banks' profit margins generally suffered when short-term interest rates rose more sharply than longer-term bond

yields. However, we identified a number of opportunities that bucked this trend. Whitney Holding Corp., which operates Whitney National Bank in Louisiana, had declined sharply after last fall's Gulf Coast hurricanes, but rebounded when the bank reported better-than-expected deposit growth and increased net interest margin.

Indeed, the fund owned shares of a number of companies, including building materials providers USG and Eagle Materials, which benefited from reconstruction along the Gulf Coast. However, the fund's focus on higher-quality companies limited its returns from the sector compared to the benchmark's materials component. The fund also lagged the benchmark in the technology area, particularly among electronic equipment and software companies, as investors rewarded higher-risk companies, many with little or no profitability.

### What is the fund's current strategy?

The fund, which owned shares of approximately 240 companies as of April 30, 2006, remains diversified across the industry groups that comprise the Russell 2000 Value Index. We have allocated the fund's assets to various market sectors in proportions that roughly mirror their representation in the benchmark, a strategy that is designed to help us focus more intently on adding value through our security selection strategy. We have maintained the fund's focus on higher-quality companies despite the recent strength of lower-quality companies, which we believe is likely to be temporary. Historically, unprofitable companies have not led the stock market for sustained periods of time.

May 15, 2006

1  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2  *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Value Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.95 | $ 11.90 | $ 11.90 | $ 6.63 | $ 9.27 |
| Ending value (after expenses) | $1,137.60 | $1,132.90 | $1,132.80 | $1,138.60 | $1,136.10 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.50 | $ 11.23 | $ 11.23 | $ 6.26 | $ 8.75 |
| Ending value (after expenses) | $1,017.36 | $1,013.64 | $1,013.64 | $1,018.60 | $1,016.12 |

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks–97.8% | Shares | Value ($) |
|---|---|---|
| **Banking–10.3%** | | |
| 1st Source | 100,000 | 2,768,000 |
| BancorpSouth | 107,500 | 2,755,225 |
| BankAtlantic Bancorp, Cl. A | 234,600 | 3,500,232 |
| Berkshire Hills Bancorp | 61,000 | 2,094,740 |
| Boston Private Financial Holdings | 123,600 | 4,109,700 |
| Cardinal Financial | 102,000 | 1,205,640 |
| Citizens Banking | 75,000 | 1,961,250 |
| Columbia Banking System | 107,500 | 3,628,125 |
| Community Bancorp/NV | 67,000 a | 2,186,210 |
| Corus Bankshares | 46,000 | 3,079,240 |
| CVB Financial | 137,500 | 2,244,000 |
| First Charter | 98,000 | 2,329,460 |
| First Citizens Bancshares/NC, Cl. A | 33,000 | 6,311,910 |
| First Community Bancorp/CA | 57,700 | 3,346,600 |
| First Republic Bank/San Francisco, CA | 142,000 | 6,179,840 |
| Greater Bay Bancorp | 186,500 | 5,151,130 |
| Irwin Financial | 150,000 | 2,754,000 |
| MainSource Financial Group | 117,628 | 2,069,077 |
| Midwest Banc Holdings | 52,203 | 1,224,682 |
| Provident Financial Services | 315,000 | 5,748,750 |
| Simmons First National, Cl. A | 42,000 | 1,200,360 |
| Sterling Bancshares/TX | 212,000 | 3,510,720 |
| Taylor Capital Group | 50,000 | 1,950,000 |
| Union Bankshares/VA | 30,000 | 1,234,500 |
| United Community Banks/GA | 160,800 | 4,762,896 |
| Whitney Holding | 85,600 | 3,043,936 |
| | | **80,350,223** |
| **Consumer Cyclical–9.7%** | | |
| American Axle & Manufacturing Holdings | 50,000 | 880,500 |
| Applebee's International | 107,996 | 2,506,587 |
| Audiovox, Cl. A | 263,000 a | 3,192,820 |
| Casey's General Stores | 214,000 | 4,577,460 |
| Cato, Cl. A | 160,000 | 3,620,800 |
| Children's Place Retail Stores | 52,300 a | 3,231,094 |
| Commercial Vehicle Group | 82,000 a | 1,661,320 |
| CSK Auto | 241,300 a | 3,100,705 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical (continued)** | | |
| FelCor Lodging Trust | 137,500 | 2,976,875 |
| Finish Line, Cl. A | 303,000 | 4,993,440 |
| GameStop, Cl. B | 78,500 a | 3,333,895 |
| Jack in the Box | 83,400 a | 3,486,120 |
| K-Swiss, Cl. A | 104,100 | 2,985,588 |
| K2 | 220,000 a | 2,593,800 |
| Lone Star Steakhouse & Saloon | 176,000 | 4,797,760 |
| Longs Drug Stores | 62,500 | 2,963,125 |
| Marvel Entertainment | 129,900 a,b | 2,534,349 |
| Monarch Casino & Resort | 96,000 a | 3,022,080 |
| Payless Shoesource | 199,400 a | 4,580,218 |
| Sonic Automotive | 230,000 | 6,214,600 |
| Stein Mart | 109,000 | 1,722,200 |
| TRW Automotive Holdings | 120,800 a | 2,679,344 |
| Wabash National | 116,000 | 2,099,600 |
| Wolverine World Wide | 102,000 | 2,533,680 |
| | | **76,287,960** |
| **Consumer Staples−3.2%** | | |
| Chiquita Brands International | 306,900 | 4,977,918 |
| Elizabeth Arden | 115,700 a | 2,644,902 |
| Furniture Brands International | 98,800 | 2,272,400 |
| Nash Finch | 164,000 | 3,788,400 |
| Performance Food Group | 120,800 a | 3,708,560 |
| Pilgrim's Pride | 82,900 b | 2,166,177 |
| Ralcorp Holdings | 80,000 a | 2,982,400 |
| Tupperware Brands | 123,800 | 2,612,180 |
| | | **25,152,937** |
| **Energy−6.7%** | | |
| Armor Holdings | 53,900 a | 3,291,673 |
| Atmos Energy | 146,000 | 3,874,840 |
| Cimarex Energy | 149,000 | 6,399,550 |
| Edge Petroleum | 165,100 a | 3,815,461 |
| Energy Partners | 84,000 a | 2,166,360 |
| Frontier Oil | 28,400 | 1,719,052 |
| Houston Exploration | 49,600 a | 2,773,632 |
| Key Energy Services | 102,500 a | 1,751,725 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy (continued)** | | |
| Lone Star Technologies | 87,200 a | 4,622,472 |
| Metal Management | 65,900 | 2,138,455 |
| New Jersey Resources | 77,000 | 3,408,790 |
| Piedmont Natural Gas | 124,000 | 3,041,720 |
| Pogo Producing | 32,000 | 1,590,080 |
| Stone Energy | 30,700 a | 1,445,970 |
| Swift Energy | 60,900 a | 2,579,724 |
| Todco, Cl. A | 71,700 | 3,288,879 |
| Universal Compression Holdings | 41,200 a | 2,303,080 |
| WGL Holdings | 90,000 | 2,647,800 |
| | | **52,859,263** |
| **Health Care−6.3%** | | |
| Allied Healthcare International | 375,000 a | 1,747,500 |
| Alpharma, Cl. A | 107,900 | 2,832,375 |
| Arena Pharmaceuticals | 98,900 a | 1,400,424 |
| Chattem | 66,000 a | 2,377,980 |
| CNS | 107,900 | 2,320,929 |
| Coherent | 108,300 a | 4,008,183 |
| Conmed | 150,500 a | 3,282,405 |
| Haemonetics/Mass | 66,000 a | 3,597,000 |
| HealthTronics | 603,000 a | 5,125,500 |
| Kindred Healthcare | 175,000 a | 4,245,500 |
| Magellan Health Services | 62,000 a | 2,520,300 |
| Medical Action Industries | 96,500 a | 2,308,280 |
| MGI Pharma | 77,000 a | 1,438,360 |
| NBTY | 119,600 a | 2,708,940 |
| Pharmion | 124,000 a | 2,400,640 |
| PRA International | 104,600 a | 2,432,996 |
| Seattle Genetics/WA | 130,000 a | 638,300 |
| Vertex Pharmaceuticals | 119,500 a,b | 4,346,215 |
| | | **49,731,827** |
| **Interest Sensitive−19.1%** | | |
| American Campus Communities | 110,000 | 2,656,500 |
| American Physicians Capital | 86,800 a | 4,194,176 |
| BankUnited Financial, Cl. A | 215,000 | 6,598,350 |
| BioMed Realty Trust | 149,100 | 4,127,088 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| Brandywine Realty Trust | 153,600 | 4,348,416 |
| Calamos Asset Management, Cl. A | 104,000 | 4,031,040 |
| CentraCore Properties Trust | 70,000 | 1,680,000 |
| Colonial Properties Trust | 103,000 | 5,071,720 |
| Corporate Office Properties Trust | 41,200 | 1,709,800 |
| Delphi Financial Group, Cl. A | 62,000 | 3,248,180 |
| Encore Capital Group | 237,300 [a] | 3,504,921 |
| Endurance Specialty Holdings | 98,900 | 3,061,944 |
| Entertainment Properties Trust | 91,600 | 3,743,692 |
| Equity One | 238,500 | 5,480,730 |
| First Niagara Financial Group | 325,700 | 4,559,800 |
| FirstFed Financial | 50,000 [a,b] | 3,144,500 |
| Franklin Bank/Houston, TX | 175,000 [a] | 3,396,750 |
| Fremont General | 125,800 | 2,797,792 |
| Great American Financial Resources | 75,000 | 1,602,000 |
| Health Care REIT | 83,000 | 2,888,400 |
| Highland Hospitality | 419,000 | 5,405,100 |
| Jefferies Group | 81,000 | 5,382,450 |
| Kite Realty Group Trust | 337,400 | 5,152,098 |
| KNBT Bancorp | 179,000 | 3,016,150 |
| LandAmerica Financial Group | 44,000 | 3,052,720 |
| Lexington Corporate Properties Trust | 252,000 | 5,433,120 |
| NCO Group | 118,500 [a] | 2,541,825 |
| NewAlliance Bancshares | 195,000 | 2,815,800 |
| Newcastle Investment | 120,000 | 2,689,200 |
| Odyssey Re Holdings | 230,700 [b] | 5,548,335 |
| Ohio Casualty | 157,100 | 4,658,015 |
| Omega Healthcare Investors | 177,200 | 2,266,388 |
| Parkway Properties/Md | 89,000 | 3,524,400 |
| Pennsylvania Real Estate Investment Trust | 142,000 | 5,759,520 |
| Phoenix Cos. | 186,000 | 2,825,340 |
| Platinum Underwriters Holdings | 195,000 | 5,376,150 |
| Potlatch | 70,643 | 2,750,838 |
| Scottish Re Group | 198,000 | 4,599,540 |
| Universal American Financial | 153,000 [a] | 2,255,220 |
| Winston Hotels | 264,000 | 2,843,280 |
| | | **149,741,288** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Producer Goods—19.6%** | | |
| Actuant, Cl. A | 52,800 | 3,376,560 |
| AGCO | 186,600 a,b | 4,416,822 |
| Blount International | 223,000 a | 3,454,270 |
| Bluegreen | 122,000 a | 1,504,260 |
| Briggs & Stratton | 53,000 | 1,788,220 |
| Builders FirstSource | 96,000 a | 2,068,800 |
| Building Material Holding | 174,400 | 5,828,448 |
| Chesapeake | 169,000 | 2,377,830 |
| Clarcor | 111,000 | 3,885,000 |
| Commercial Metals | 90,800 | 4,939,520 |
| Eagle Materials | 37,300 | 2,471,125 |
| EnPro Industries | 174,300 a,b | 6,428,184 |
| ESCO Technologies | 49,000 a,b | 2,484,300 |
| Gardner Denver | 99,000 a | 7,378,470 |
| General Maritime | 99,000 | 3,288,780 |
| Genesee & Wyoming, Cl. A | 123,950 a | 4,061,842 |
| Georgia Gulf | 74,000 | 2,194,840 |
| Graco | 53,700 | 2,510,475 |
| Greif, Cl. A | 53,000 | 3,433,340 |
| HB Fuller | 124,200 | 6,495,660 |
| Headwaters | 61,500 a | 2,071,320 |
| Kadant | 69,000 a | 1,629,090 |
| Kennametal | 41,500 | 2,566,775 |
| LSI Industries | 321,700 | 5,375,607 |
| Moog, Cl. A | 67,000 a | 2,509,150 |
| Mueller Industries | 79,000 | 2,992,520 |
| Orbital Sciences | 321,000 a,b | 5,023,650 |
| Pacer International | 136,000 | 4,663,440 |
| Quanex | 49,500 | 2,116,620 |
| Reliance Steel & Aluminum | 45,500 | 4,047,225 |
| Rofin-Sinar Technologies | 107,000 a | 6,003,770 |
| Silgan Holdings | 61,100 | 2,372,513 |
| Steel Technologies | 83,900 | 1,948,997 |
| Superior Essex | 113,500 a | 3,173,460 |
| Teledyne Technologies | 102,000 a | 3,713,820 |
| Terra Industries | 504,000 a,b | 4,168,080 |
| Texas Industries | 74,700 | 4,235,490 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Producer Goods (continued)** | | | |
| United Stationers | 85,000 | a | 4,560,250 |
| URS | 90,700 | a | 3,906,449 |
| USG | 37,000 | a | 3,957,890 |
| Washington Group International | 58,100 | | 3,230,941 |
| Watts Water Technologies, Cl. A | 71,000 | | 2,428,910 |
| WCI Communities | 90,000 | a,b | 2,306,700 |
| | | | **153,389,413** |
| **Services–7.9%** | | | |
| ABM Industries | 150,700 | | 2,592,040 |
| eFunds | 115,400 | a | 2,970,396 |
| Entravision Communications, Cl. A | 255,600 | a | 2,141,928 |
| First Advantage, Cl. A | 183,300 | a | 4,939,935 |
| Gray Television | 230,000 | | 1,745,700 |
| Healthcare Services Group | 285,000 | | 6,084,750 |
| Hewitt Associates, Cl. A | 98,900 | a | 2,867,111 |
| Journal Communications, Cl. A | 310,000 | | 3,636,300 |
| Leap Wireless International | 74,000 | a | 3,400,300 |
| Lin TV, Cl. A | 183,000 | a | 1,617,720 |
| MAXIMUS | 127,000 | | 4,424,680 |
| MPS Group | 305,000 | a | 4,867,800 |
| NeuStar, CL. A | 120,000 | a,b | 4,212,000 |
| Perot Systems, Cl. A | 153,100 | a | 2,308,748 |
| Reader's Digest Association | 191,000 | | 2,631,980 |
| Scholastic | 90,700 | a | 2,407,178 |
| Shaw Group | 95,400 | a | 2,919,240 |
| Spherion | 274,200 | a | 2,901,036 |
| Startek | 152,500 | | 3,481,575 |
| | | | **62,150,417** |
| **Technology–12.0%** | | | |
| Agilysys | 153,000 | | 2,215,440 |
| Anixter International | 70,900 | | 3,604,556 |
| Blackbaud | 140,000 | | 2,941,400 |
| Cabot Microelectronics | 98,000 | a,b | 3,205,580 |
| Checkpoint Systems | 157,000 | a | 4,136,950 |
| Comtech Telecommunications | 104,800 | a | 2,981,560 |
| Cymer | 49,000 | a | 2,532,810 |
| Digi International | 259,000 | a | 3,276,350 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| Emulex | 251,500 a,b | 4,564,725 |
| Entegris | 280,000 a | 2,850,400 |
| Filenet | 112,500 a | 3,129,750 |
| Intergraph | 163,000 a | 7,175,260 |
| Komag | 62,000 a | 2,606,480 |
| Kronos/MA | 60,900 a | 2,779,476 |
| Lawson Software | 351,500 a | 2,699,520 |
| Mattson Technology | 176,000 a | 2,022,240 |
| Methode Electronics | 178,700 | 1,751,260 |
| MTS Systems | 87,500 | 3,915,625 |
| Netgear | 124,000 a,b | 2,783,800 |
| Omnivision Technologies | 107,100 a,b | 3,114,468 |
| Palm | 112,300 a | 2,537,980 |
| Polycom | 194,400 a | 4,276,800 |
| Portalplayer | 83,800 a,b | 925,990 |
| Premiere Global Services | 270,000 a | 2,108,700 |
| SafeNet | 120,000 a | 2,410,800 |
| Silicon Image | 237,200 a | 2,419,440 |
| Skyworks Solutions | 350,000 a | 2,502,500 |
| Solectron | 588,600 a | 2,354,400 |
| Spectralink | 166,000 | 1,980,380 |
| TIBCO Software | 235,400 a | 2,029,148 |
| TTM Technologies | 225,585 a | 3,668,012 |
| Westell Technologies, Cl. A | 546,000 a | 2,167,620 |
| | | **93,669,420** |
| **Utilities−3.0%** | | |
| Allete | 124,500 | 5,822,865 |
| Black Hills | 54,000 | 1,965,600 |
| Cincinnati Bell | 540,000 a | 2,268,000 |
| Cleco | 180,000 | 4,050,000 |
| Consolidated Communications Holdings | 127,900 | 1,944,080 |
| El Paso Electric | 108,000 a | 2,133,000 |
| Great Plains Energy | 118,000 | 3,333,500 |
| Northwest Natural Gas | 64,000 | 2,210,560 |
| | | **23,727,605** |
| **Total Common Stocks** | | |
| (cost $701,174,528) | | **767,060,353** |

| Other Investment—2.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $15,418,000) | 15,418,000 ᶜ | **15,418,000** |
| **Investment of Cash Collateral for Securities Loaned—2.4%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $19,036,721) | 19,036,721 ᶜ | **19,036,721** |
| **Total Investments** (cost $735,629,249) | **102.2%** | **801,515,074** |
| **Liabilities, Less Cash and Receivables** | **(2.2%)** | **(17,381,438)** |
| **Net Assets** | **100.0%** | **784,133,636** |

ᵃ *Non-income producing security.*
ᵇ *All or a portion of these securities are on loan. At April 30, 2006, the total market value of the fund's securities on loan is $22,071,488 and the total market value of the collateral held by the fund is $22,681,221, consisting of cash collateral of $19,036,721 and U.S. Government and agency securities valued at $3,644,500.*
ᶜ *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Producer Goods | 19.6 | Energy | 6.7 |
| Interest Sensitive | 19.1 | Health Care | 6.3 |
| Technology | 12.0 | Money Market Investments | 4.4 |
| Banking | 10.3 | Consumer Staples | 3.2 |
| Consumer Cyclical | 9.7 | Utilities | 3.0 |
| Services | 7.9 | | **102.2** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $22,071,488)–Note 1(b): | | |
| Unaffiliated issuers | 701,174,528 | 767,060,353 |
| Affiliated issuers | 34,454,721 | 34,454,721 |
| Cash | | 1,167,548 |
| Receivable for shares of Capital Stock subscribed | | 1,363,536 |
| Dividends and interest receivable | | 618,709 |
| | | **804,664,867** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 970,485 |
| Liability for securities on loan–Note 1(b) | | 19,036,721 |
| Payable for shares of Capital Stock redeemed | | 524,025 |
| | | **20,531,231** |
| **Net Assets ($)** | | **784,133,636** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 669,407,516 |
| Accumulated undistributed investment income–net | | 801,883 |
| Accumulated net realized gain (loss) on investments | | 48,038,412 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 65,885,825 |
| **Net Assets ($)** | | **784,133,636** |

**Net Asset Value Per Share**

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 427,059,675 | 30,928,939 | 62,216,862 | 242,467,206 | 21,460,954 |
| Shares Outstanding | 18,047,088 | 1,377,781 | 2,768,835 | 10,098,552 | 920,446 |
| **Net Asset Value Per Share ($)** | **23.66** | **22.45** | **22.47** | **24.01** | **23.32** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 5,749,516 |
| Affiliated issuers | 236,677 |
| Interest | 182,993 |
| Income on securities lending | 169,643 |
| **Total Income** | **6,338,829** |
| **Expenses:** | |
| Management fee–Note 3(a) | 4,652,600 |
| Distribution and service plan fees–Note 3(b) | 1,048,180 |
| Loan commitment fees–Note 2 | 4,214 |
| **Total Expenses** | **5,704,994** |
| **Investment Income–Net** | **633,835** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 48,692,915 |
| Net unrealized appreciation (depreciation) on investments | 46,012,049 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **94,704,964** |
| **Net Increase in Net Assets Resulting from Operations** | **95,338,799** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income (loss)–net | 633,835 | (746,328) |
| Net realized gain (loss) on investments | 48,692,915 | 23,410,539 |
| Net unrealized appreciation<br>(depreciation) on investments | 46,012,049 | 8,765,500 |
| **Net Increase (Decrease) in Net Assets<br>Resulting from Operations** | **95,338,799** | **31,429,711** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (12,843,868) | (7,782,907) |
| Class B shares | (1,056,440) | (1,460,300) |
| Class C shares | (2,229,215) | (1,827,815) |
| Class R shares | (6,445,376) | (992,712) |
| Class T shares | (564,643) | (239,379) |
| **Total Dividends** | **(23,139,542)** | **(12,303,113)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 82,879,245 | 347,264,625 |
| Class B shares | 1,120,254 | 12,769,869 |
| Class C shares | 4,231,333 | 43,628,795 |
| Class R shares | 66,976,710 | 210,877,538 |
| Class T shares | 8,091,715 | 15,371,725 |
| Dividends reinvested: | | |
| Class A shares | 9,478,238 | 6,389,293 |
| Class B shares | 794,149 | 1,168,409 |
| Class C shares | 1,133,370 | 1,190,553 |
| Class R shares | 5,865,616 | 578,113 |
| Class T shares | 383,430 | 182,577 |
| Cost of shares redeemed: | | |
| Class A shares | (93,539,094) | (94,872,009) |
| Class B shares | (5,675,583) | (7,580,637) |
| Class C shares | (15,188,197) | (7,873,380) |
| Class R shares | (39,016,408) | (42,289,173) |
| Class T shares | (4,137,341) | (3,970,762) |
| **Increase (Decrease) in Net Assets<br>from Capital Stock Transactions** | **23,397,437** | **482,835,536** |
| **Total Increase (Decrease) in Net Assets** | **95,596,694** | **501,962,134** |
| **Net Assets ($):** | | |
| Beginning of Period | 688,536,942 | 186,574,808 |
| **End of Period** | **784,133,636** | **688,536,942** |
| Undistributed investment income–net | 801,883 | 168,048 |

| | Six Months Ended<br>April 30, 2006<br>(Unaudited) | Year Ended<br>October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 3,672,377 | 16,446,561 |
| Shares issued for dividends reinvested | 442,040 | 307,832 |
| Shares redeemed | (4,118,287) | (4,490,014) |
| **Net Increase (Decrease) in Shares Outstanding** | **(3,870)** | **12,264,379** |
| **Class B[a]** | | |
| Shares sold | 53,138 | 633,305 |
| Shares issued for dividends reinvested | 38,942 | 58,598 |
| Shares redeemed | (263,380) | (371,837) |
| **Net Increase (Decrease) in Shares Outstanding** | **(171,300)** | **320,066** |
| **Class C** | | |
| Shares sold | 200,901 | 2,162,634 |
| Shares issued for dividends reinvested | 55,468 | 59,709 |
| Shares redeemed | (702,890) | (385,917) |
| **Net Increase (Decrease) in Shares Outstanding** | **(446,521)** | **1,836,426** |
| **Class R** | | |
| Shares sold | 2,917,344 | 9,792,504 |
| Shares issued for dividends reinvested | 269,834 | 27,556 |
| Shares redeemed | (1,699,381) | (1,981,416) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,487,797** | **7,838,644** |
| **Class T** | | |
| Shares sold | 363,855 | 741,658 |
| Shares issued for dividends reinvested | 18,139 | 8,889 |
| Shares redeemed | (185,311) | (190,956) |
| **Net Increase (Decrease) in Shares Outstanding** | **196,683** | **559,591** |

[a] *During the period ended April 30, 2006, 103,404 Class B shares representing $2,223,902 were automatically converted to 98,377 Class A shares and during the period ended October 31, 2005, 87,149 Class B shares representing $1,778,502 were automatically converted to 83,446 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 21.49 | 20.19 | 17.43 | 12.32 | 12.11 | 11.75 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net [a] | .02 | (.02) | .03 | .04 | .05 | .10 |
| Net realized and unrealized gain (loss) on investments | 2.85 | 2.46 | 3.50 | 5.07 | .25 | .32 |
| Total from Investment Operations | 2.87 | 2.44 | 3.53 | 5.11 | .30 | .42 |
| Distributions: | | | | | | |
| Dividends from investment income–net | – | – | – | – | (.06) | (.06) |
| Dividends from net realized gain on investments | (.70) | (1.14) | (.77) | – | (.03) | – |
| Total Distributions | (.70) | (1.14) | (.77) | – | (.09) | (.06) |
| Net asset value, end of period | 23.66 | 21.49 | 20.19 | 17.43 | 12.32 | 12.11 |
| **Total Return (%)** [b] | 13.76 [c] | 12.29 | 20.86 | 41.48 | 2.47 | 3.55 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .74 [c] | 1.50 | 1.50 | 1.50 | 1.50 | 1.51 |
| Ratio of net expenses to average net assets | .74 [c] | 1.50 | 1.50 | 1.50 | 1.50 | 1.51 |
| Ratio of net investment income (loss) to average net assets | .10 [c] | (.08) | .16 | .27 | .33 | .82 |
| Portfolio Turnover Rate | 46.13 [c] | 100.57 | 136.35 | 147.81 | 95.03 | 112.09 |
| Net Assets, end of period ($ x 1,000) | 427,060 | 387,991 | 116,828 | 17,901 | 8,260 | 4,574 |

[a]  Based on average shares outstanding at each month end.
[b]  Exclusive of sales charge.
[c]  Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 20.50 | 19.44 | 16.91 | 12.04 | 11.89 | 11.56 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net [a] | (.06) | (.18) | (.13) | (.06) | (.06) | .00[b] |
| Net realized and unrealized gain (loss) on investments | 2.71 | 2.38 | 3.43 | 4.93 | .26 | .33 |
| Total from Investment Operations | 2.65 | 2.20 | 3.30 | 4.87 | .20 | .33 |
| Distributions: | | | | | | |
| Dividends from investment income–net | – | – | – | – | (.02) | – |
| Dividends from net realized gain on investments | (.70) | (1.14) | (.77) | – | (.03) | – |
| Total Distributions | (.70) | (1.14) | (.77) | – | (.05) | – |
| Net asset value, end of period | 22.45 | 20.50 | 19.44 | 16.91 | 12.04 | 11.89 |
| **Total Return (%)** [c] | 13.29[d] | 11.44 | 20.18 | 40.45 | 1.69 | 2.85 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.12[d] | 2.25 | 2.25 | 2.25 | 2.25 | 2.27 |
| Ratio of net expenses to average net assets | 1.12[d] | 2.25 | 2.25 | 2.25 | 2.25 | 2.27 |
| Ratio of net investment income (loss) to average net assets | (.28)[d] | (.86) | (.73) | (.45) | (.44) | .03 |
| Portfolio Turnover Rate | 46.13[d] | 100.57 | 136.35 | 147.81 | 95.03 | 112.09 |
| Net Assets, end of period ($ x 1,000) | 30,929 | 31,755 | 23,897 | 19,519 | 12,804 | 6,591 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 20.52 | 19.46 | 16.94 | 12.06 | 11.90 | 11.57 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net[a] | (.06) | (.17) | (.12) | (.06) | (.06) | .01 |
| Net realized and unrealized gain (loss) on investments | 2.71 | 2.37 | 3.41 | 4.94 | .25 | .32 |
| Total from Investment Operations | 2.65 | 2.20 | 3.29 | 4.88 | .19 | .33 |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (.70) | (1.14) | (.77) | – | (.03) | – |
| Net asset value, end of period | 22.47 | 20.52 | 19.46 | 16.94 | 12.06 | 11.90 |
| **Total Return (%)[b]** | 13.28[c] | 11.49 | 20.02 | 40.46 | 1.61 | 2.85 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.12[c] | 2.25 | 2.25 | 2.25 | 2.25 | 2.27 |
| Ratio of net expenses to average net assets | 1.12[c] | 2.25 | 2.25 | 2.25 | 2.25 | 2.27 |
| Ratio of net investment income (loss) to average net assets | (.28)[c] | (.84) | (.63) | (.45) | (.44) | .05 |
| Portfolio Turnover Rate | 46.13[c] | 100.57 | 136.35 | 147.81 | 95.03 | 112.09 |
| Net Assets, end of period ($ x 1,000) | 62,217 | 65,973 | 26,828 | 6,598 | 4,996 | 2,012 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 21.77 | 20.39 | 17.54 | 12.36 | 12.17 | 11.80 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .05 | .04 | .10 | .08 | .08 | .14 |
| Net realized and unrealized gain (loss) on investments | 2.89 | 2.48 | 3.52 | 5.10 | .25 | .32 |
| Total from Investment Operations | 2.94 | 2.52 | 3.62 | 5.18 | .33 | .46 |
| Distributions: | | | | | | |
| Dividends from investment income—net | – | – | – | – | (.11) | (.09) |
| Dividends from net realized gain on investments | (.70) | (1.14) | (.77) | – | (.03) | – |
| Total Distributions | (.70) | (1.14) | (.77) | – | (.14) | (.09) |
| Net asset value, end of period | 24.01 | 21.77 | 20.39 | 17.54 | 12.36 | 12.17 |
| **Total Return (%)** | 13.86[b] | 12.58 | 21.26 | 41.91 | 2.64 | 3.88 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .62[b] | 1.25 | 1.25 | 1.25 | 1.25 | 1.26 |
| Ratio of net expenses to average net assets | .62[b] | 1.25 | 1.25 | 1.25 | 1.25 | 1.26 |
| Ratio of net investment income to average net assets | .22[b] | .20 | .58 | .55 | .58 | 1.07 |
| Portfolio Turnover Rate | 46.13[b] | 100.57 | 136.35 | 147.81 | 95.03 | 112.09 |
| Net Assets, end of period ($ x 1,000) | 242,467 | 187,464 | 15,740 | 1,998 | 1,154 | 589 |

[a]   *Based on average shares outstanding at each month end.*
[b]   *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| | | Year Ended October 31, | | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 21.21 | 19.99 | 17.30 | 12.25 | 12.10 | 11.72 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net[a] | (.01) | (.07) | (.02) | .00[b] | .01 | .06 |
| Net realized and unrealized gain (loss) on investments | 2.82 | 2.43 | 3.48 | 5.05 | .25 | .35 |
| Total from Investment Operations | 2.81 | 2.36 | 3.46 | 5.05 | .26 | .41 |
| Distributions: | | | | | | |
| Dividends from investment income−net | – | – | – | – | (.08) | (.03) |
| Dividends from net realized gain on investments | (.70) | (1.14) | (.77) | – | (.03) | – |
| Total Distributions | (.70) | (1.14) | (.77) | – | (.11) | (.03) |
| Net asset value, end of period | 23.32 | 21.21 | 19.99 | 17.30 | 12.25 | 12.10 |
| **Total Return (%)[c]** | 13.61[d] | 12.00 | 20.61 | 41.22 | 2.09 | 3.46 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .87[d] | 1.75 | 1.75 | 1.75 | 1.75 | 1.77 |
| Ratio of net expenses to average net assets | .87[d] | 1.75 | 1.75 | 1.75 | 1.75 | 1.77 |
| Ratio of net investment income (loss) to average net assets | (.03)[d] | (.32) | (.12) | .00[e] | .05 | .52 |
| Portfolio Turnover Rate | 46.13[d] | 100.57 | 136.35 | 147.81 | 95.03 | 112.09 |
| Net Assets, end of period ($ x 1,000) | 21,461 | 15,353 | 3,282 | 795 | 225 | 48 |

[a]  Based on average shares outstanding at each month end.
[b]  Amount represents less than $.01.
[c]  Exclusive of sales charge.
[d]  Not annualized.
[e]  Amount represents less than .01%.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the funds policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005, were as follows: ordinary income $9,145,430 and long-term capital gains $3,157,683. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.25% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended April 30, 2006, the Distributor retained $23,256 and $86 from commissions earned on sales of fund's Class A and Class T shares, respectively, and $24,366 and $12,704 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2006, Class A, Class B, Class C and Class T shares were charged $516,835, $117,972, $245,188 and $23,566, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $39,324, $81,729 and $23,566, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $797,090, Rule 12b-1 distribution plan fees $149,747 and service plan fees $23,648.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $340,422,490 and $339,023,034, respectively.

At April 30, 2006, accumulated net unrealized appreciation on investments was $65,885,825, consisting of $99,623,805 gross unrealized appreciation and $33,737,980 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group

of small-cap value funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional small-cap value funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was higher than the Performance Group and Performance Universe medians for each period, except the one-year period ended November 30, 2005. A representative of the Manager noted that high market volatility in the second quarter 2005 had affected the fund's short-term performance. A representative of the Manager also presented the Board with the fund's total return performance and the quartile, percentile and rank of the fund within its Lipper category (as provided by Lipper) for periods ended December 31, 2005 and noted that while the one-year relative total return was generally consistent with the November 30, 2005 one-year relative total return, the fund's three-month relative total return had improved.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's expense ratio was higher than the Expense Group and Expense Universe medians, but that that the fund was the only fund in the Expense Group with a "unitary fee" structure.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates

with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including that, effective January 9, 2006, the fund had closed to new investors, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also

considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance. Although it was somewhat concerned with the fund's one-year performance, it was satisfied with the longer-term performance and recent trend of improvement.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

# For More Information

## Dreyfus Premier
## Small Cap Value Fund

200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

## Transfer Agent &
## Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0148SA0406

# Dreyfus Premier Tax Managed Growth Fund

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Tax Managed Growth Fund, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

### How did Dreyfus Premier Tax Managed Growth Fund perform relative to its benchmark?

For the six-month period ended April 30, 2006, the fund produced total returns of 4.80% for Class A shares, 4.36% for Class B shares, 4.44% for Class C shares, 4.96% for Class R shares and 4.66% for Class T shares.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 9.63% total return.[2]

Despite concerns regarding resurgent energy prices and rising interest rates during the reporting period, stock prices rose due to sustained economic growth and strong corporate earnings. However, the fund's returns underperformed the benchmark, primarily due to weakness among large consumer staples and technology stocks, which remained out of favor among most investors.

### What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for what we consider to be sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential.

At the same time, we manage the portfolio in a manner cognizant of the concerns of tax-conscious investors. Our tax-managed approach is based on employing a "buy-and-hold" investment strategy rather than short-term profit. We typically buy and sell relatively few stocks during the course of the year, which may help reduce investors' tax liabilities and the fund's trading costs.

### What other factors influenced the fund's performance?

Returns from large-cap growth stocks remained limited by concerns regarding the potentially eroding effects of rising interest rates and high energy prices on future financial results. In addition, the fund was adversely affected by investors' continued preference for smaller, lower-quality companies, which have benefited greatly from the low interest rates of the past few years. As interest rates have risen substantially over the past two years, we believe these companies earnings growth will be negatively impacted by higher borrowing and energy costs. Conversely, the large, blue-chip companies we favor generally have track records of steady earnings and dividend growth even in higher interest rate environments. What's more, they recently have been selling at attractively low valuations compared to historical norms. Yet, blue-chip, multinational stocks have remained out of favor among investors.

The fund's consumer staples holdings were among its greatest detractors from performance during the reporting period. U.S. pharmacy chain Walgreen declined on news of higher-than-expected expenses related to the new Medicare Part D prescription drug benefit, which eroded same-store sales growth. However, the company's earnings have remained on track, giving it a more compelling valuation, in our judgment. Similarly, global retailer Wal-Mart Stores' stock price was hurt by controversy surrounding its labor practices and concerns that its customers' purchasing power might be constrained by high gasoline costs. Finally, international food and tobacco giant Altria Group paused after advancing strongly in previous reporting periods as a proposed restructuring continues to be delayed by unresolved legal matters.

The fund's results also were hindered by weakness among its technology holdings, which are concentrated in two of the sector's leaders: software giant Microsoft and microprocessor maker Intel. Intel was hurt by weaker-than-expected earnings reports due to competitive pressures and lackluster customer demand, and Microsoft disappointed investors when it delayed the launch of the next generation of its popular

software products. While the fund's energy holdings, such as integrated oil producer Exxon Mobil, fared well as commodity prices rose, they lagged the S&P 500 Index's energy component, which includes some smaller oilfield services and exploration and production companies.

Better results from the fund's consumer discretionary holdings enabled the fund to participate to a degree in the market's rise. The sector's returns were led by publisher McGraw-Hill Cos., which enjoyed improved revenues and earnings from its Standard & Poor's financial data and publishing subsidiary. Other notably strong performers included industrial company Emerson Electric and financial services provider JP Morgan Chase & Co.

## What is the fund's current strategy?

Although the reporting period proved to be a difficult time for our "buy-and-hold" approach, we remain committed to our disciplined strategy of focusing on well-established, high-quality companies that we believe are poised to benefit from long-term trends. With the Fed nearing what we believe is the end of its credit tightening campaign and the economy entering a more mature phase, we believe that investors' appetite for risk may wane, and sentiment may begin to shift toward leading companies with track records of consistent earnings and dividend growth.

May 15, 2006

1   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until October 4, 2006. Had these expenses not been absorbed, the fund's returns would have been lower.*
2   *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Tax Managed Growth Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.70 | $ 10.49 | $ 10.49 | $ 5.23 | $ 7.97 |
| Ending value (after expenses) | $1,048.00 | $1,043.60 | $1,044.40 | $1,049.60 | $1,046.60 |

## COMPARING YOUR FUND'S EXPENSES
### WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.61 | $ 10.34 | $ 10.34 | $ 5.16 | $ 7.85 |
| Ending value (after expenses) | $1,018.25 | $1,014.53 | $1,014.53 | $1,019.69 | $1,017.01 |

† *Expenses are equal to the fund's annualized expense ratio of 1.32% for Class A, 2.07% for Class B, 2.07% for Class C, 1.03% for Class R and 1.57% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| Common Stocks—100.0% | Shares | Value ($) |
|---|---|---|
| **Banking—3.3%** | | |
| Bank of America | 81,896 | 4,088,248 |
| SunTrust Banks | 25,000 | 1,933,250 |
| | | **6,021,498** |
| **Capital Goods—8.6%** | | |
| Emerson Electric | 50,000 | 4,247,500 |
| General Electric | 325,000 | 11,241,750 |
| | | **15,489,250** |
| **Consumer Services—8.5%** | | |
| Home Depot | 11,000 | 439,230 |
| McDonald's | 75,000 | 2,592,750 |
| Wal-Mart Stores | 110,000 | 4,953,300 |
| Walgreen | 173,000 | 7,253,890 |
| | | **15,239,170** |
| **Diversified Financial Services—11.9%** | | |
| American Express | 70,000 | 3,766,700 |
| American International Group | 18,425 | 1,202,231 |
| Ameriprise Financial | 15,000 | 735,600 |
| Citigroup | 165,833 | 8,283,359 |
| JPMorgan Chase & Co. | 100,000 | 4,538,000 |
| Merrill Lynch & Co. | 37,000 | 2,821,620 |
| | | **21,347,510** |
| **Energy—19.0%** | | |
| BP, ADR | 115,000 | 8,477,800 |
| Chevron | 150,000 | 9,153,000 |
| ConocoPhillips | 67,000 | 4,482,300 |
| Exxon Mobil | 180,512 | 11,386,697 |
| Total, ADR | 5,000 [a] | 690,100 |
| | | **34,189,897** |
| **Food, Beverage & Tobacco—19.3%** | | |
| Altria Group | 150,000 | 10,974,000 |
| Anheuser-Busch Cos. | 45,000 | 2,006,100 |
| Coca-Cola | 202,500 | 8,496,900 |
| Nestle, ADR | 81,800 | 6,232,342 |
| PepsiCo | 121,000 | 7,047,040 |
| | | **34,756,382** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Household & Personal Products—5.6%** | | |
| Colgate-Palmolive | 20,000 | 1,182,400 |
| Estee Lauder Cos., Cl. A | 30,000 | 1,113,600 |
| Procter & Gamble | 135,000 | 7,858,350 |
| | | **10,154,350** |
| **Materials—.3%** | | |
| Praxair | 10,000 | **561,300** |
| **Media—7.1%** | | |
| CBS, Cl. B | 32,500 | 827,775 |
| McGraw-Hill Cos. | 140,000 | 7,792,400 |
| News, Cl. A | 161,000 | 2,762,760 |
| Time Warner | 10,000 | 174,000 |
| Viacom, Cl. B | 32,500 [b] | 1,294,475 |
| | | **12,851,410** |
| **Pharmaceuticals & Biotechnology—9.0%** | | |
| Abbott Laboratories | 76,000 | 3,248,240 |
| Eli Lilly & Co. | 60,000 | 3,175,200 |
| Johnson & Johnson | 100,000 | 5,861,000 |
| Merck & Co. | 28,000 | 963,760 |
| Pfizer | 115,000 | 2,912,950 |
| | | **16,161,150** |
| **Technology—5.8%** | | |
| Intel | 350,000 | 6,993,000 |
| Microsoft | 145,000 | 3,501,750 |
| | | **10,494,750** |
| **Transportation—1.6%** | | |
| United Parcel Service, Cl. B | 35,000 | **2,837,450** |
| **Total Common Stocks** | | |
| (cost $146,889,982) | | **180,104,117** |

| Investment of Cash Collateral for Securities Loaned−.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $309,560) | 309,560 c | **309,560** |
| **Total Investments** (cost $147,199,542) | **100.2%** | **180,413,677** |
| **Liabilities, Less Cash and Receivables** | **(.2%)** | **(271,001)** |
| **Net Assets** | **100.0%** | **180,142,676** |

*ADR—American Depository Receipts.*

*a   A portion of this security is on loan. At April 30, 2006, the total market value of the fund's security on loan is $300,884 and the total market value of the collateral held by the fund is $309,560.*

*b   Non-income producing security.*

*c   Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Food, Beverage & Tobacco | 19.3 | Technology | 5.8 |
| Energy | 19.0 | Household & Personal Products | 5.6 |
| Diversified Financial Services | 11.9 | Banking | 3.3 |
| Pharmaceuticals & Biotechnology | 9.0 | Transportation | 1.6 |
| Capital Goods | 8.6 | Materials | .3 |
| Consumer Services | 8.5 | Money Market Investment | .2 |
| Media | 7.1 | | **100.2** |

*†   Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $300,884)–Note 1(b): | | |
| Unaffiliated issuers | 146,889,982 | 180,104,117 |
| Affiliated issuers | 309,560 | 309,560 |
| Receivable for investment securities sold | | 507,068 |
| Dividends receivable | | 301,887 |
| Receivable for shares of Capital Stock subscribed | | 8,748 |
| | | **181,231,380** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 234,974 |
| Cash overdraft due to Custodian | | 35,740 |
| Liability for securities on loan–Note 1(b) | | 309,560 |
| Bank note payable–Note 2 | | 280,000 |
| Payable for shares of Capital Stock redeemed | | 226,892 |
| Interest payable–Note 2 | | 1,538 |
| | | **1,088,704** |
| **Net Assets ($)** | | **180,142,676** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 174,819,967 |
| Accumulated undistributed investment income–net | | 515,025 |
| Accumulated net realized gain (loss) on investments | | (28,406,451) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 33,214,135 |
| **Net Assets ($)** | | **180,142,676** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 98,579,153 | 43,196,315 | 35,320,850 | 1,120.40 | 3,045,238 |
| Shares Outstanding | 5,797,393 | 2,656,143 | 2,177,099 | 65.690 | 181,781 |
| **Net Asset Value Per Share ($)** | **17.00** | **16.26** | **16.22** | **17.06** | **16.75** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
|   Unaffiliated issuers (net of $50,889 foreign taxes withheld at source) | 2,545,247 |
|   Affiliated issuers | 2,461 |
| Income from securities lending | 6,347 |
| **Total Income** | **2,554,055** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,066,529 |
| Distribution and service plan fees–Note 3(b) | 574,781 |
| Interest expense–Note 2 | 8,480 |
| Loan commitment fees–Note 2 | 1,258 |
| **Total Expenses** | **1,651,048** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (42,135) |
| **Net Expenses** | **1,608,913** |
| **Investment Income–Net** | **945,142** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 8,238,542 |
| Net unrealized appreciation (depreciation) on investments | (211,197) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **8,027,345** |
| **Net Increase in Net Assets Resulting from Operations** | **8,972,487** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 945,142 | 2,031,987 |
| Net realized gain (loss) on investments | 8,238,542 | 2,641,231 |
| Net unrealized appreciation (depreciation) on investments | (211,197) | 14,641,550 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **8,972,487** | **19,314,768** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (797,828) | (1,156,603) |
| Class B shares | (339,491) | (250,408) |
| Class C shares | (265,125) | (203,832) |
| Class R shares | (8) | (14) |
| Class T shares | (28,024) | (38,935) |
| **Total Dividends** | **(1,430,476)** | **(1,649,792)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 14,060,674 | 43,639,682 |
| Class B shares | 490,906 | 1,962,002 |
| Class C shares | 1,122,624 | 3,009,460 |
| Class T shares | 13,030 | 48,325 |
| Dividends reinvested: | | |
| Class A shares | 609,124 | 874,338 |
| Class B shares | 228,934 | 174,313 |
| Class C shares | 167,222 | 117,279 |
| Class R shares | 8 | 14 |
| Class T shares | 24,761 | 34,777 |
| Cost of shares redeemed: | | |
| Class A shares | (24,671,210) | (38,557,432) |
| Class B shares | (17,215,393) | (53,345,543) |
| Class C shares | (9,093,333) | (16,392,698) |
| Class T shares | (981,974) | (1,183,504) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(35,244,627)** | **(59,618,987)** |
| **Total Increase (Decrease) in Net Assets** | **(27,702,616)** | **(41,954,011)** |
| **Net Assets ($):** | | |
| Beginning of Period | 207,845,292 | 249,799,303 |
| **End of Period** | **180,142,676** | **207,845,292** |
| Undistributed investment income–net | 515,025 | 1,000,359 |

| | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 842,460 | 2,701,140 |
| Shares issued for dividends reinvested | 36,193 | 55,514 |
| Shares redeemed | (1,474,860) | (2,375,710) |
| **Net Increase (Decrease) in Shares Outstanding** | **(596,207)** | **380,944** |
| **Class B[a]** | | |
| Shares sold | 30,653 | 125,718 |
| Shares issued for dividends reinvested | 14,175 | 11,468 |
| Shares redeemed | (1,076,069) | (3,434,764) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,031,241)** | **(3,297,578)** |
| **Class C** | | |
| Shares sold | 70,272 | 193,094 |
| Shares issued for dividends reinvested | 10,380 | 7,731 |
| Shares redeemed | (568,446) | (1,057,481) |
| **Net Increase (Decrease) in Shares Outstanding** | **(487,794)** | **(856,656)** |
| **Class R** | | |
| **Shares issued for dividends reinvested** | **1** | **1** |
| **Class T** | | |
| Shares sold | 790 | 3,049 |
| Shares issued for dividends reinvested | 1,491 | 2,235 |
| Shares redeemed | (59,719) | (74,643) |
| **Net Increase (Decrease) in Shares Outstanding** | **(57,438)** | **(69,359)** |

[a]  *During the period ended April 30, 2006, 552,671 Class B shares representing $8,832,263 were automatically converted to 529,492 Class A shares and during the period ended October 31, 2005, 1,539,147 Class B shares representing $25,967,931 were automatically converted to 1,603,882 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 16.35 | 15.26 | 14.86 | 13.51 | 15.27 | 18.88 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .11 | .20 | .12 | .10 | .07 | .05 |
| Net realized and unrealized gain (loss) on investments | .66 | 1.08 | .40 | 1.25 | (1.83) | (3.66) |
| Total from Investment Operations | .77 | 1.28 | .52 | 1.35 | (1.76) | (3.61) |
| Distributions: | | | | | | |
| Distributions from investment income—net | (.12) | (.19) | (.12) | – | – | – |
| Net asset value, end of period | 17.00 | 16.35 | 15.26 | 14.86 | 13.51 | 15.27 |
| **Total Return (%)[b]** | 4.80[c] | 8.41 | 3.48 | 9.99 | (11.53) | (19.12) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .67[c] | 1.36 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net expenses to average net assets | .65[c] | 1.36 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | .65[c] | 1.22 | .77 | .74 | .44 | .27 |
| Portfolio Turnover Rate | – | 1.06 | .72 | 3.51 | 7.25 | 3.56 |
| Net Assets, end of period ($ x 1,000) | 98,579 | 104,506 | 91,759 | 80,401 | 68,183 | 70,431 |

[a]  Based on average shares outstanding at each month end.
[b]  Exclusive of sales charge.
[c]  Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 15.68 | 14.60 | 14.22 | 13.03 | 14.83 | 18.48 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .05 | .09 | .00[b] | .00[b] | (.05) | (.08) |
| Net realized and unrealized gain (loss) on investments | .63 | 1.03 | .38 | 1.19 | (1.75) | (3.57) |
| Total from Investment Operations | .68 | 1.12 | .38 | 1.19 | (1.80) | (3.65) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.10) | (.04) | (.00)[b] | – | – | – |
| Net asset value, end of period | 16.26 | 15.68 | 14.60 | 14.22 | 13.03 | 14.83 |
| **Total Return (%)** [c] | 4.36[d] | 7.60 | 2.77 | 9.13 | (12.14) | (19.75) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.05[d] | 2.11 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net expenses to average net assets | 1.03[d] | 2.11 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment income (loss) to average net assets | .29[d] | .60 | .02 | .01 | (.32) | (.48) |
| Portfolio Turnover Rate | – | 1.06 | .72 | 3.51 | 7.25 | 3.56 |
| Net Assets, end of period ($ x 1,000) | 43,196 | 57,804 | 102,007 | 142,689 | 146,118 | 182,073 |

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

| Class C Shares | Six Months Ended April 30, 2006 (Unaudited) | 2005 | Year Ended October 31, | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 15.64 | 14.59 | 14.22 | 13.03 | 14.82 | 18.47 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .05 | .08 | .00[b] | .00[b] | (.05) | (.08) |
| Net realized and unrealized gain (loss) on investments | .63 | 1.03 | .38 | 1.19 | (1.74) | (3.57) |
| Total from Investment Operations | .68 | 1.11 | .38 | 1.19 | (1.79) | (3.65) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.10) | (.06) | (.01) | − | − | − |
| Net asset value, end of period | 16.22 | 15.64 | 14.59 | 14.22 | 13.03 | 14.82 |
| **Total Return (%)** [c] | 4.44[d] | 7.54 | 2.73 | 9.13 | (12.08) | (19.76) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.05[d] | 2.11 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net expenses to average net assets | 1.02[d] | 2.11 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment income (loss) to average net assets | .28[d] | .53 | .02 | .01 | (.31) | (.48) |
| Portfolio Turnover Rate | − | 1.06 | .72 | 3.51 | 7.25 | 3.56 |
| Net Assets, end of period ($ x 1,000) | 35,321 | 41,677 | 51,391 | 59,007 | 58,289 | 59,104 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | |
| | | 2005 | 2004[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 16.38 | 15.28 | 15.56 |
| Investment Operations: | | | |
| Investment income–net[b] | .13 | .25 | .06 |
| Net realized and unrealized gain (loss) on investments | .68 | 1.07 | (.34) |
| Total from Investment Operations | .81 | 1.32 | (.28) |
| Distributions: | | | |
| Dividends from investment income–net | (.13) | (.22) | – |
| Net asset value, end of period | 17.06 | 16.38 | 15.28 |
| **Total Return (%)** | 4.96[c] | 8.73 | (1.80)[c] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | .52[c] | 1.10 | .51[c] |
| Ratio of net expenses to average net assets | .51[c] | 1.10 | .51[c] |
| Ratio of net investment income to average net assets | .78[c] | 1.48 | .41[c] |
| Portfolio Turnover Rate | – | 1.06 | .72 |
| Net Assets, end of period ($ x 1,000) | 1 | 1 | 1 |

[a]  *From May 14, 2004 (commencement of initial offering) to October 31, 2004.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Not annualized.*

*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 16.12 | 15.04 | 14.64 | 13.36 | 15.12 | 18.75 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .09 | .17 | .08 | .07 | .03 | .00[b] |
| Net realized and unrealized gain (loss) on investments | .66 | 1.05 | .39 | 1.21 | (1.79) | (3.63) |
| Total from Investment Operations | .75 | 1.22 | .47 | 1.28 | (1.76) | (3.63) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.12) | (.14) | (.07) | – | – | – |
| Net asset value, end of period | 16.75 | 16.12 | 15.04 | 14.64 | 13.36 | 15.12 |
| **Total Return (%)[c]** | 4.66[d] | 8.12 | 3.25 | 9.58 | (11.64) | (19.36) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .80[d] | 1.61 | 1.60 | 1.60 | 1.60 | 1.60 |
| Ratio of net expenses to average net assets | .78[d] | 1.61 | 1.60 | 1.60 | 1.60 | 1.60 |
| Ratio of net investment income to average net assets | .53[d] | 1.04 | .52 | .51 | .18 | .02 |
| Portfolio Turnover Rate | – | 1.06 | .72 | 3.51 | 7.25 | 3.56 |
| Net Assets, end of period ($ x 1,000) | 3,045 | 3,857 | 4,641 | 5,135 | 5,615 | 7,404 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Tax Managed Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to provide investors with long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

As of April 30, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the Class R shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-

visions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $36,644,993 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $659,140 of the carryover expires in fiscal 2008, $5,341,001 expires in fiscal 2009, $14,181,361 expires in fiscal 2010, $8,603,573 expires in fiscal 2011 and $7,859,918 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were as follows: ordinary income $1,649,792. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2006, was approximately $358,000, with a related weighted average annualized interest rate of 4.78%.

## NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the

annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly. From

February 7, 2006 through October 4, 2006, Sarofim & Co. has agreed to waive receipt of a portion of its sub-investment advisory fee, which is paid by Dreyfus out of the management fee received by Dreyfus from the fund. Dreyfus will, in turn, pass the waiver onto the fund. The reduction in management fee, pursuant to the undertaking by Sarofim & Co., amounted to $42,135 during the period ended April 30, 2006.

During the period ended April 30, 2006, the Distributor retained $2,180 and $68 from commissions earned on sales of the fund's Clas A and Class T shares, respectively, and $78,288 and $2,420 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2006, Class A, Class B, Class C and Class T shares were charged $128,756, $183,450, $144,682 and $4,258, respectively, pursuant to their respective Plans. During the period ended April 30, 2006, Class B, Class C and Class T shares were charged $61,150, $48,227 and $4,258, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $163,394, Rule 12b-1 distribution plan fees $69,579 and service plan fees $16,855, which are offset against an expense reimbursement currently in effect in the amount of $14,854.

**(c)** The Company and Dreyfus have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $0 and $35,870,914, respectively.

At April 30, 2006, accumulated net unrealized appreciation on investments was $33,214,135, consisting of $46,271,226 gross unrealized appreciation and $13,057,091 gross unrealized depreciation.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement between the Manager and Fayez Sarofim & Co. ("Sarofim & Co."), with respect to the fund, pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also considered the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Sarofim & Co.'s research and portfolio management capabilities. In response to a question from the Board regarding research personnel, a representative of Sarofim & Co. reviewed recent and upcoming personnel additions in its research department. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund

accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative,
accounting and compliance infrastructure, as well as the Manager's
supervisory activities over Sarofim & Co.

Comparative Analysis of the Fund's Performance, Management Fee
and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of
large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core
funds (the "Performance Universe") selected and provided by Lipper
Inc., an independent provider of investment company data. The Board
was provided with a description of the methodology Lipper used to
select the Performance Group and the Performance Universe, as well
as the Expense Group and Expense Universe (discussed below). The
Board members discussed the results of the comparisons for various
periods ended November 30, 2005, and noted that the fund's total
return performance was below each of the Performance Group and
Performance Universe medians for the one-, two-, three- and four-
year periods, below the Performance Universe median for the five-
year period and at the Performance Group median for the five-year
period. The Board discussed with representatives of the Manager and
Sarofim & Co. the investment strategy employed in the management
of the fund's assets and how that strategy affected the fund's relative
performance. The Board members noted that Sarofim & Co. is an
experienced manager with a long-term "buy-and-hold" investment
approach to investing in what generally is known as "mega-cap" companies. Sarofim & Co.'s considerable reputation, based on following
this investment approach, was noted. A representative of the Manager
provided the Board members with industry-related analysis from third
party, non-affiliated entities which noted the underperformance of
mega-cap companies and the consistent process of Sarofim & Co.
Representatives of the Manager asserted that Sarofim & Co. and its
investment style were prominently featured in marketing materials so
that investors would be informed about, and expect the fund to be

sub-advised by Sarofim & Co. and its performance to be consistent with, Sarofim & Co.'s long-term buy-and-hold investment approach to investing in "mega-cap" companies. A representative of Sarofim & Co. informed the Board members that Sarofim & Co. believes the valuations of the fund's portfolio holdings are relatively attractive, noting the aggregate fundamentals of the fund's portfolio holdings, as well as those of certain securities in the portfolio, as compared to the Standard and Poor's 500 Composite Stock Price Index, including, among other things, price/earnings ratios, earnings growth and capital ratios.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio was higher than the Expense Group and Expense Universe medians. Representatives of the Manager and Sarofim & Co. and the Board members agreed that Sarofim & Co. would voluntarily waive a portion of its sub-investment advisory fee paid by the Manager (and the Manager would, in turn, waive that portion of the fund's management fee paid by the fund) in the amount of 0.10% of the value of the fund's average daily net assets until October 4, 2006.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included with the fund in the "Large-Cap Core" category, or in the "Large-Cap Core Variable Insurance Products" category, of Lipper (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts," and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the

nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the Manager's or Sarofim & Co.'s performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager and Sarofim & Co. to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

The Board considered the fee to Sarofim & Co. in relation to the fee paid to the Manager and the respective services provided by Sarofim & Co. and the Manager. The Board also noted that Sarofim & Co.'s fee is paid by the Manager and not the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which

economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

- The Board was concerned with the fund's performance, and while management assured the Board members that portfolio management had been consistent with the strategy description in fund materials and Sarofim & Co.'s stated investment style, the Board determined to continue to closely monitor performance and to renew the Management Agreement and the Sub-Advisory Agreement only for a six-month period, through October 4, 2006.

- The Board concluded, taking into account the voluntary fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, cost of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund and that the fee paid by the Manager to Sarofim & Co. is reasonable and appropriate.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders and that the Management Agreement and Sub-Investment Advisory Agreement would be renewed through October 4, 2006.

# For More Information

**Dreyfus Premier
Tax Managed Growth Fund**

200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0149SA0406

# Dreyfus
# U.S. Treasury
# Reserves

**SEMIANNUAL REPORT** April 30, 2006



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus U.S. Treasury Reserves, covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus U.S. Treasury Reserves perform during the period?

For the six-month period ended April 30, 2006, the fund's Investor shares produced an annualized yield of 3.49%, and its Class R shares produced an annualized yield of 3.69%. Taking into account the effects of compounding, the annualized effective yields for the fund's Investor shares and Class R shares were 3.55% and 3.75%, respectively.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that is made up of Treasury bills and notes with remaining maturities of 13 months or less issued by the U.S. government as well as repurchase agreements with securities dealers, which are backed by U.S. Treasuries. To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

### What other factors influenced the fund's performance?

When the reporting period began, the financial markets had already begun to recover from the aftermath of the Gulf Coast hurricanes. Although oil prices had spiked to more than $70 per barrel, the Federal Reserve Board (the "Fed") defied many analysts' expectations and, instead of pausing to assess the hurricanes' damage to the U.S. economy, implemented its eleventh consecutive rate hike since June 2004, increasing the federal funds rate to 3.75% at its September meeting.

By the time the Fed next raised interest rates in early November, the move was widely expected, especially after the announcement that U.S. GDP had expanded at a 4.3% annualized rate during the third quarter of 2005. December saw a decline in the unemployment rate to 4.9%, confirming that the U.S. economy remained on solid footing.

However, when the Fed raised rates to 4.25% at its December meeting, a change in the language of its accompanying announcement convinced many investors that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, indicating in its statement that "some further policy firming may be needed…." This language was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

The employment report for February showed a better-than-expected increase of 243,000 workers, helping to alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown. In addition, despite new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon that in the past had been considered a harbinger of recession.

By the end of March, however, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75% in late March. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economy might be stronger than many analysts previously expected. Despite some slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales suggested that the economy continued to grow at a relatively brisk pace.

In this environment, most investors have focused primarily on securities at the shorter-end of the money market maturity spectrum. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

## What is the fund's current strategy?

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

May 15, 2006

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Reserves from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2006

| | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $    3.50 | $    2.50 |
| Ending value (after expenses) | $1,017.40 | $1,018.40 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

| | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $    3.51 | $    2.51 |
| Ending value (after expenses) | $1,021.32 | $1,022.32 |

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2006 (Unaudited)

| U.S. Treasury Bills−41.4% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| 5/11/06 (cost $49,939,028) | 4.40 | 50,000,000 | **49,939,028** |
| **U.S. Treasury Notes−20.7%** | | | |
| 5/15/06 (cost $24,999,869) | 4.52 | 25,000,000 | **24,999,869** |
| **Repurchase Agreements−37.5%** | | | |
| Citigroup Global Markets Holdings Inc. dated 4/28/2006, due 5/1/2006 in the amount of $16,006,160 (fully collateralized by $16,554,243 U.S. Treasury Strips, due 8/15/2006, value $16,320,000) | 4.62 | 16,000,000 | 16,000,000 |
| Goldman, Sachs & Co. dated 4/28/2006, due 5/1/2006 in the amount of $13,205,104 (fully collateralized by $13,470,000 U.S. Treasury Notes, 2.875%, due 11/30/2006, value $13,464,323) | 4.64 | 13,200,000 | 13,200,000 |
| Greenwich Capital Markets dated 4/28/2006, due 5/1/2006 in the amount of $16,006,240 (fully collateralized by $28,935,000 U.S. Treasury Strips, due 5/15/2017, value $16,322,522) | 4.68 | 16,000,000 | 16,000,000 |
| **Total Repurchase Agreements** (cost $45,200,000) | | | **45,200,000** |
| **Total Investments** (cost $120,138,897) | **99.6%** | | **120,138,897** |
| **Cash and Receivables (Net)** | **.4%** | | **504,902** |
| **Net Assets** | **100.0%** | | **120,643,799** |

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasuries | 62.1 | Repurchase Agreements | 37.5 |
| | | | **99.6** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including | | |
| Repurchase Agreements of $45,200,000)–Note 1(b) | 120,138,897 | 120,138,897 |
| Cash | | 402,335 |
| Interest receivable | | 550,912 |
| | | **121,092,144** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 64,036 |
| Dividend payable | | 377,247 |
| Payable for shares of Capital Stock redeemed | | 7,062 |
| | | **448,345** |
| **Net Assets ($)** | | **120,643,799** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 120,644,651 |
| Accumulated net realized gain (loss) on investments | | (852) |
| **Net Assets ($)** | | **120,643,799** |

## Net Asset Value Per Share

| | Investor Shares | Class R Shares |
|---|---|---|
| Net Assets ($) | 99,675,837 | 20,967,962 |
| Shares Outstanding | 99,676,482 | 20,968,169 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Six Months Ended April 30, 2006 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **2,585,087** |
| **Expenses:** | |
| Management fee–Note 3(a) | 308,357 |
| Distribution fees (Investor Shares)–Note 3(b) | 98,017 |
| **Total Expenses** | **406,374** |
| **Investment Income–Net** | **2,178,713** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **(852)** |
| **Net Increase in Net Assets Resulting from Operations** | **2,177,861** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 2,178,713 | 3,165,305 |
| Net realized gain (loss) on investments | (852) | – |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **2,177,861** | **3,165,305** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Investor shares | (1,712,893) | (1,655,181) |
| Class R shares | (465,820) | (1,510,955) |
| **Total Dividends** | **(2,178,713)** | **(3,166,136)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Investor shares | 69,394,957 | 108,205,329 |
| Class R shares | 61,621,528 | 186,629,429 |
| Dividends reinvested: | | |
| Investor shares | 1,670,709 | 1,604,330 |
| Class R shares | 229,897 | 252,322 |
| Cost of shares redeemed: | | |
| Investor shares | (65,362,037) | (92,879,596) |
| Class R shares | (66,126,397) | (244,549,321) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **1,428,657** | **(40,737,507)** |
| **Total Increase (Decrease) in Net Assets** | **1,427,805** | **(40,738,338)** |
| **Net Assets ($):** | | |
| Beginning of Period | 119,215,994 | 159,954,332 |
| **End of Period** | **120,643,799** | **119,215,994** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2006 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| Investor Shares | (Unaudited) | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income–net | .017 | .020 | .004 | .005 | .012 | .046 |
| Net realized and unrealized gain (loss) on investments | – | – | – | – | – | .002 |
| Total from Investment Operations | .017 | .020 | .004 | .005 | .012 | .048 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.017) | (.020) | (.004) | (.005) | (.012) | (.046) |
| Dividends from net realized gain on investments | – | – | – | – | – | (.002) |
| Total Distributions | (.017) | (.020) | (.004) | (.005) | (.012) | (.048) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 3.51[a] | 2.03 | .42 | .51 | 1.23 | 4.66 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .70[a] | .70 | .70 | .70 | .70 | .70 |
| Ratio of net investment income to average net assets | 3.50[a] | 2.01 | .42 | .51 | 1.20 | 4.25 |
| Net Assets, end of period ($ x 1,000) | 99,676 | 93,973 | 77,043 | 91,987 | 89,950 | 45,969 |

[a] Annualized.

*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2006 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .018 | .022 | .006 | .007 | .014 | .048 |
| Net realized and unrealized gain (loss) on investments | − | − | − | − | − | .002 |
| Total from Investment Operations | .018 | .022 | .006 | .007 | .014 | .050 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.018) | (.022) | (.006) | (.007) | (.014) | (.048) |
| Dividends from net realized gain on investments | − | − | − | − | − | (.002) |
| Total Distributions | (.018) | (.022) | (.006) | (.007) | (.014) | (.050) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 3.71[a] | 2.23 | .62 | .72 | 1.43 | 4.88 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[a] | .50 | .50 | .50 | .50 | .50 |
| Ratio of net investment income to average net assets | 3.68[a] | 2.10 | .63 | .72 | 1.43 | 4.95 |
| Net Assets, end of period ($ x 1,000) | 20,968 | 25,243 | 82,911 | 60,297 | 65,847 | 101,909 |

[a]   *Annualized.*
*See notes to financial statements.*

### NOTE 1–Significant Accounting Policies:

Dreyfus U.S. Treasury Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in direct obligations of U.S. Treasury and repurchase agreements secured by these obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a

more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-visions of the Code, and to make distributions of taxable income suffi-cient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were all ordinary income. The tax char-acter of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax pur-poses was substantially the same as the cost for financial reporting pur-poses (see the Statement of Investments).

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the line of credit.

## NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third par-ties and/or affiliates to provide investment advisory, administrative, cus-tody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund

is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period ended April 30, 2006, Investor shares were charged $98,017 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $47,845 and Rule 12b-1 distribution plan fees $16,191.

At a meeting of the fund's Board of Directors held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load U.S. Treasury money market funds (the "Performance

Group") and to a larger universe of funds, consisting of all retail U.S. Treasury money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and noted that the fund's total return performance was variously above and below the Performance Group and Performance Universe medians for each of the periods. The Board noted the rank of the fund's total return within the Performance Group for each period and discussed that when a fund's performance was below median there was generally a spread of only a few basis points between the fund's performance and median performance. The Manager also provided the Board with the fund's total return performance and the quartile, percentile and rank of the fund's total return within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, which showed improvement over the November 30, 2005 relative total returns.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio, including Rule 12b-1 fees, was higher than the Expense Group and Expense Universe medians and, excluding Rule 12b-1 or other service fees, was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the

"Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

NOTES

# For More Information

**Dreyfus**
**U.S. Treasury Reserves**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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